Form 10-K, Exhibit 13
period 1995-09-30
SPAN AMERICA MEDICAL SYSTEMS INC
filed 1995-12-26
CIK 718924

(Pictures of a waterfall, mountains, sand dunes, water drop, and sky appear here)

                                  SPAN-AMERICA
                             MEDICAL SYSTEMS, INC.
                               1995 Annual Report

(Picture of Clouds)
(Picture of Foam mattress overlay)

                                   Innovation
                         The Wellspring Of Our Success

It is not the river, but the energy that compels it to move forward. It is not the cloud, but the ability to change its shape without losing structure. It is not the company, but the passion that drives it to redefine the status quo. It is innovation. The persistence, the power, the moving force behind Span-America.
    Span-America began 20 years ago as a fabricator of foam products for the health care industry. But our business has always been innovation. Over the last two decades, we have pioneered the development of products and technologies, 44 of which are registered patents of Span-America, that have changed the way business is conducted. Today, our products include therapeutic mattress systems and seating products for the treatment and prevention of pressure ulcers. We make premium comfort bedding products and comfort cushions for the consumer market. We are contract packagers for some of the country's most successful consumer products, as well as suppliers of industrial foam products. As the future unfolds, we will continue to use our experience as the foundation for more innovative products and growth strategies. Span-America. Innovation is the wellspring of our success.


                               Table of Contents



1995 Highlights..............................................................3
Letter to Our Shareholders...................................................4
Marketplace Overview.........................................................6
Selected Financial Information..............................................10
Quarterly Financial Data....................................................11
Management's Discussion and Financial Analysis..............................12
Consolidated Financial Statements...........................................16
Directors and Officers/Corporate Data.......................................27

(Picture of Clouds)
(Picture of Foam mattress overlay)

                             1995 HIGHLIGHTS

* Sales to new medical distributors increased 35% to $7 million following the change in fiscal 1994 from an exclusive distribution arrangement to a broad-based distribution network.
* The DynaGuard(Registration Mark) replacement mattress was introduced to the market in November 1994. This therapeutic alternating pressure mattress is targeted at the rapidly expanding home care market.
*  In   June   1995   we   introduced   the   PressureGuard(Registration Mark)
   CustomCare(trademark) therapeutic mattress system. This newest addition to our mattress product line uses the principle of "constant force technology" to create the only non-powered self-adjusting therapeutic mattress system on the market.
* Sales of new medical products introduced during the last two years increased 293% in fiscal 1995, and represented 16% of 1995 medical sales.
* The Company received FDA 510K marketing approval for a pendant controlled version of PressureGuard IV, the successful dynamic mattress product introduced in fiscal 1994, and for the CustomCare wheelchair cushion which is a new, dynamic seating product incorporating the constant force technology design.
* Sales of our custom engineered industrial foam products grew by 31% in fiscal 1995.
* In July 1995, the Company repurchased and retired 96,300 shares of its common stock in an open market transaction for a total investment of $455,000.

   Financial Summary
   ($ in thousands except per share and percent data)

                                 1995           1994        % Change
Net sales                     $30,376        $31,129        -2.4%
Operating income                1,254          2,282        -45.0%
Net income                        978          1,640        -40.4%
Net income per share              .30            .49        -38.8%
Return on net sales               3.2%           5.3%

Working capital                 8,541          7,652         11.6%
Total assets                   20,614         20,014          3.0%

Long-term debt                    286            357        -19.9%
Shareholders' equity           15,435         14,919          3.5%
Return on average
shareholders' equity              6.4%          11.0%


Span-American Medical Systems, Inc.         3

                              TO OUR SHAREHOLDERS

     Fiscal 1995 was a year of transition for Span-America. Our sales and earnings were lower than last year's as we shifted from a manufacturing-driven orientation, dependent on a single large distributor, to a technology-driven company with broad-based distribution for our medical products. As a company founded on innovation, our dynamic approach to problem-solving has always been a key factor in our success. By restructuring our organization, we've strengthened that foundation and paved the way for long-term growth. As a result, our financial performance in the third and fourth quarters improved significantly as changes made early in the year began to take effect.
     As we shifted away from our reliance on a single large distributor, our medical foam sales decreased. Overall sales in 1995 were $30.4 million, down 2% from $31.1 million in 1994. Net income for the year was $978,000, or $.30 per share, down 40% from $1.6 million, or $.49 per share last year. The decrease in earnings was due to lower sales levels, a less profitable product mix and slightly higher sales and marketing expenses during the year. While the increase in selling expenses impacted earnings, it helped lay a solid foundation for future growth.
      Medical sales declined by 8% in 1995 to $13.6 million. The majority of the decline occurred in the foam overlay product lines. This was partially offset by strong growth in sales of our mattress products, and is representative of a general trend we see in this market.
     The introduction of the PressureGuard IV computer-controlled mattress in mid-1994 and the DynaGuard alternating pressure mattress in the first quarter of fiscal '95 signaled our change to a technology-driven company. Sales of these dynamic pressure reduction systems, which are sold primarily in the home care market, have more than tripled since fiscal 1994. Fiscal 1995 was a record year for our entire PressureGuard replacement mattress product line which increased 14% over fiscal 1994. Our newest product technology, CustomCare, was introduced in June, and we expect it to be a significant contributor to sales and profitability in fiscal 1996. We are pleased that over 16% of our medical sales in fiscal 1995 came from products developed within the last two years.
     In addition to developing successful new products, we succeeded in greatly expanding the distribution of our medical products. In fiscal 1995, sales to new distributors increased by 35% over fiscal 1994. This was not enough to offset lost overlay business from our previous exclusive distributor. We believe the loss in sales is short-term, while the expanded distribution network will give us enhanced market presence in fiscal 1996 and beyond.
     New products also played a role in the growth of our consumer products division, as sales increased 4% to $6.9 million. The increase came from a 21% rise in foam mattress pad and pillow sales. The healthy increase in mattress pad sales was due to the introduction of a ventilated pad during the first quarter, and a variation on our patented Geo-Matt pad in the second quarter. Both products were well received by the market, and we expect continued growth in fiscal 1996.

(Picture of waterfall appears here)

(Picture of waterfall appears here)
(Photo of Brien Laing and Charles B. Mitchell appears here)


      The industrial foam division was our fastest growing segment in fiscal 1995, with sales increasing 31% to $3.6 million. Our ability to apply our technologies and foam fabrication expertise to achieve new custom foam applications  make the outlook  for this  segment  especially  bright for fiscal
1996.
      Contract packaging sales were down 10% to $6.3 million, but we generated a four-fold increase in operating profit in that business. The higher profitability was due to reduced cost, improved manufacturing efficiencies, and a more profitable mix.
      Overall, Span-America continued to enjoy excellent financial health in 1995, finishing the year with high liquidity, little long-term debt, and strong cash flow. During the fourth quarter, we repurchased and retired 96,300 shares of common stock in an open market transaction at an average price of $4.72 per share.
     We have every reason to be optimistic with regards to fiscal 1996. We have not only navigated through a major transition, we are stronger and better positioned because of it. With our broad base of new national distributors for our medical products, sales are climbing. Sales from new products make up a larger percentage of total sales than during any time in the last eight years. We have reorganized key areas of the Company, escalated our marketing efforts, and taken aim at the exploding home care market. Our strong financial position makes possible a wide range of investment opportunities. As the new fiscal year unfolds, we remain focused on regaining sales and earnings growth and improving the value of your investment in Span-America.
Sincerely,


(Signature of Brien Laing                  (Signature of Charles B. Mitchell
 appears here)                              appears here)
Brien Laing                                Charles B. Mitchell
Chairman of the Board                      President and Chief Executive Officer

(Picture of PressureGuard air tubes appears here)

                            Medical Products Division


     Follow Span-America to its source, and it will lead to the medical products division. It was here we established our reputation as innovators, developing a line of foam patient positioning products known as Span+Aids(Registration Mark) unique in their design, specific in their function. Since then, we have consistently pioneered the field of pressure management with breakthroughs in pressure-reducing mattresses, wheelchair cushions, and therapeutic mattress pads. Today, our markets for these products include hospitals, extended care facilities, and the surging home health care market which combine to offer a $900 million market potential.
     Our mattress systems represent some of the most dramatic examples of our innovative thinking. With the Healthflex acquisition in 1992, we introduced the PressureGuard II replacement mattress. This uniquely designed replacement mattress uses air-filled cylinders to effectively distribute the patient's weight and minimize surface pressure. For the first time, hospitals and extended care facilities could afford to purchase an effective pressure management system for the cost of a replacement mattress. In mid-1994, we followed up with PressureGuard IV, a computer-driven turning mattress, and in 1995, DynaGuard(Registration Mark), an alternating pressure mattress. Both systems are uniquely designed to automatically adjust air pressure at regular intervals, providing custom treatment of pressure ulcers. In mid-1995, we again stepped ahead of the industry with the introduction of CustomCare(trademark). It was the industry's first dynamic pressure management technology to provide customized pressure reduction without the aid of a power source or manual adjustments. Today, CustomCare continues to be the only patented technology of its kind.
     Span-America has also developed a number of foam mattress overlays to provide therapeutic care and comfort. The flagship of this line is Span-America's patented


(Picture of wheelchair and hospital bed floating in the clouds appears here)

(Close up picture of a medical product appears here)

Geo-Matt(Registration Mark) overlay. Geo-Matt's engineered foam surface is cut into over 800 individually responsive support cushions that conform to the patient's body to absorb pressure while providing maximum support. Today, Geo-Matt is the leading therapeutic foam overlay used in hospitals.
     Additionally, Span-America markets a variety of foam pressure-reducing products designed for more specific applications. These patient positioners include wheelchair cushions, back supports, abduction pillows, foot drop stops, cradle boots, and heel protectors.
     Our medical products are distributed nationally through Owens & Minor, Baxter and Durr Medical.


                            Industrial Foam Products


      Our own success in developing innovative foam designs has led other companies to request our custom foam fabrication services. In our industrial foam division, we develop cost-effective solutions for applications that include specialty packaging and engineered foam designs. Our engineers work with industrial customers to develop specialized foam products that range from refrigerator components to computer packaging. Our customers include world-class manufacturers such as Fuji Photo Film, Frigidaire, and IBM.

(Close up picture of an industrial product appears here)

Picture of close up of a consumer product appears here)

                           Consumer Products Division

     Building on our successes in the medical products field, Span-America has developed a variety of foam-based comfort products designed for the consumer market and sold through department stores and mass merchandisers. Realizing the similarities between our specialized therapeutic overlays and consumer bedding products, we introduced a variation of our popular Geo-Matt which has enjoyed similar success. Our contour pillow products grew out of the successful introduction of our therapeutic positioning products.
     In 1989, we applied our marketing and engineering experience to develop a line of TerryFoam(Registration Mark) comfort products for the leisure market. Today, this unique line includes beach mats, toddler resting mats, exercise mats, and outdoor furniture cushions. Potential applications for this line of washable, no-slip comfort products are virtually limitless. Sales of therapeutic sleep aids and leisure comfort cushions have jumped more than 140% over the last five years, and are expected to continue to increase.

(Picture of a TerryFoam Cushion appears here)
(Picture of a TerryFoam Cushion appears here)

(Picture of various contract packaging products appears here)

                               Contract Packaging


     Chances are, you've seen examples of our contract packaging business without ever realizing it was Span-America. From our 60,000 square foot packaging facility in Greenville, SC, we package consumer products such as Contact Cold & Flu Caplets, Bausch & Lomb Sight-Savers, and Curity Lotion and Cream. We've complemented our R&D capabilities with state-of-the-art manufacturing equipment that includes high-speed horizontal and vertical form, fill and seal equipment, and a Millipore water filtration system. Span-America is also one of the few contract packagers in the country to maintain an in-house laboratory, providing its customers with a wide range of microbiology and chemistry testing capabilities. With quality control systems such as these, Span-America has earned the trust and business of companies such as Smith-Kline Beecham, Neutrogena, and Schering-Plough.

Selected Financial Information

Five-Year Financial Summary
(Amounts in thousands except per share and employee data)


                                             1995       1994       1993*      1992        1991

For the year:
 Net sales ............................   $30,376    $31,129    $33,265    $30,328     $29,249
 Gross profit .........................     8,359      9,007      9,527      9,311       7,556
 Operating income .....................     1,254      2,282      1,596      3,439       2,644
 Net income ...........................       978      1,640      1,095      2,135       1,683
 Cash flow from operations ............     1,551      2,015      2,689      2,304       2,762
 Capital expenditures .................       204        540        727        141         716

Per share:
 Net income ...........................      0.30       0.49       0.31       0.64        0.51
 Cash dividends declared ..............      0.10       0.10       0.10       0.10        0.06
At end of year:
 Working capital ......................     8,541      7,652      7,671      6,564       5,034
 Property & equipment - net ...........     5,457      6,251      6,689      6,818       7,526
 Total assets .........................    20,614     20,014     20,577     18,796      16,371
 Long-term debt .......................       286        357        428        688       1,076
 Shareholders' equity .................    15,435     14,919     14,983     13,357      10,533
 Book value per share .................      4.86       4.62       4.26       3.91        3.21
 Number of employees ..................       250        235        250        223         214




Key ratios:

 Current ratio ........................       3.8        3.7        3.5        3.1        2.5
 Long-term debt to total capital ......       1.8%       2.3%       2.7%       4.8%       8.8%
 Return on net sales ..................       3.2%       5.3%       3.3%       7.0%       5.8%
 Return on average shareholders' equity       6.4%      11.0%       7.7%      17.9%      17.2%
 Return on average total assets .......       4.8%       8.1%       5.6%      12.1%      10.7%




* Fiscal 1993 includes an after-tax charge of $623,000 or $.18 per share, related to the retirement of the company's former chairman and chief executive officer. See Note 9 in Notes to Consolidated Financial Statements.

Net Sales
(Net Sales bar chart appears here with the following coordinates:) 1991 - 29.2 million, 1992 - 30.3 million, 1993 - 33.3 million,
1994 - 31.1 million, 1995 - 30.4 million

Net Income
(Net Income bar chart appears here with the following coordinates:)
1991 - 1.7 million, 1992 - 2.1 million, 1993 - 1.1 million, 1994 - 1.6 million,
1995 - .98 million

Earnings Per Share
(Earnings Per Share bar chart appears here with the following coordinates:) 1991 51 cents per share, 1992 64 cents per share, 1993 31 cents per share, 1994 49 cents per share, 1995 30 cents per share

Span-America Medical Systems, Inc.

Quarterly Financial Data (Unaudited)
(Amounts in thousands except per share data)


                                                         First     Second     Third    Fourth    Year


For Fiscal 1995
  Net sales                                             $ 6,909   $ 7,726   $ 7,759   $ 7,982   $30,376
  Operating income                                          179       172       422       481     1,254
  Net income                                                152       152       320       354       978
  Earnings per share                                        .05       .05       .10       .11       .30
  Stock price data

     High                                                     6     5 3/4     5 1/8         5         6
     Low                                                  4 1/4         4         4     4 1/4         4


For Fiscal 1994

  Net sales                                             $ 7,718   $ 8,133   $ 8,248   $ 7,030   $31,129
  Operating income                                          836       679       586       181     2,282
  Net income                                                555       452       391       242     1,640
  Earnings per share                                        .16       .13       .12       .07       .49
  Stock price data

     High                                                 5 1/4     6 1/4     5 5/8     6 1/4     6 1/4
     Low                                                  4 3/4     4 1/2     4 3/4     4 3/4     4 1/2


The Company's common stock is traded on the National Market System under the NASDAQ symbol SPAN.

At September 30, 1995, there were 3,175,437 common shares outstanding. As of December 1, 1995, there were approximately 503 shareholders of record. The closing price of Span-America's stock on December 1, 1995, was $5 5/8.

In November 1991, the Board of Directors authorized a quarterly cash dividend of $.025 per share. Future dividend payments will be dependent upon the Company's earnings and liquidity position.

(Working Capital bar chart appears here with the following coordinates:) Working Capital
1991 - 5.0 million, 1992 - 6.6 million, 1993 - 7.7 million, 1994 - 7.7 million
1995 - 8.5 million

(Long-Term Debt bar chart appears here with the following coordinates:) Long-Term Debt
1991 - 1.1 million, 1992 - .69 million, 1993 - .43 million, 1994 - .36 million,
1995 - .29 million

(Shareholders' Equity bar chart appears here with the following coordinates:) Shareholders' Equity
1991 - 10.5 million, 1992 - 13.4 million, 1993 - 15.0 million, 1994 - 14.9 million, 1995 - 15.4 million


Span-America Medical Systems, Inc.

MANAGEMENT'S DISCUSSION AND FINANCIAL ANALYSIS



1995 Sales Composition

(A pie chart appears here with the following coordinates:)
Medical                44%
Contract Packaging     21%
Industrial             12%
Consumer               23%

(A line graph appears here with the following coordinates:)
Medical                13.6
Consumer                6.9
Industrial              3.6
Contract Packaging      6.3

Net Sales by Segment
Millions
(A bar graph appears here with the following coordinates:)

                        1993          1994            1995
Medical                 18.3          14.8            13.6
Consumer                 6.3           6.7             6.9
Industrial               2.0           2.7             3.6
Contract Packaging       6.5           7.0             6.3



                   Results of Operations Fiscal 1995 vs. 1994
Summary
         Net sales for fiscal 1995 declined 2% to $30.4 million compared to $31.1 million in fiscal 1994. This decline was the result of lower sales volumes of foam overlay products in the medical segment. Sales of consumer and industrial foam products increased during the year while contract packaging sales declined. Net income decreased to $978,000 or $.30 per share during fiscal 1995 compared to $1.6 million or $.49 per share in fiscal 1994. The earnings decline was caused by lower sales levels, a less profitable product mix, higher labor costs, and a 10% increase in selling and marketing expenses.
Sales
         The Company's medical sales declined by 8% during fiscal 1995 to $13.6 million compared to $14.8 million in fiscal 1994. The decline was due to lower unit volume of medical foam overlay products. Sales of the Company's PressureGuard replacement mattress products increased by 14% during fiscal 1995, but did not fully offset declines in foam overlay sales. Management expects that total sales of medical products will increase in fiscal 1996.
         The Company's consumer product sales increased 4% during fiscal 1995 to $6.9 million from $6.7 million in fiscal 1994 due to higher unit volume of pillow and convoluted mattress pads which was partially offset by lower unit volume of TerryFoam products. Management believes that total sales in the consumer segment will increase during fiscal 1996.
         Sales of industrial foam products increased by 31% during fiscal 1995 to $3.6 million from $2.7 million in fiscal 1994 primarily as a result of the addition of new customers and new products in the industrial segment. Management expects that industrial foam sales in fiscal 1996 will be higher than in fiscal 1995.
         The Company's contract packaging sales declined by 10% during fiscal 1995 to $6.3 million compared to $7.0 million in fiscal 1994. The sales decline was mainly the result of the Company's efforts to eliminate less profitable supply contracts. Contract packaging sales are expected to increase slightly during fiscal 1996.

Span-America Medical Systems, Inc.

Gross Profit
         The Company's gross profit decreased by 7% to $8.4 million during fiscal 1995 from $9.0 million in fiscal 1994. The gross profit margin percentage declined slightly to 27.5% in fiscal 1995 from 28.9% in fiscal 1994. The reduction in gross profit level and the decline in gross margin percent age during fiscal 1995 were the result of the 2% sales decline during the year and higher labor costs primarily in the consumer segment. Management expects the gross margin percentage during fiscal 1996 to be slightly higher than that achieved during fiscal 1995.
S G & A Expenses
         Sales and marketing expenses increased 10% to $4.6 million, or 15.1% of sales, in fiscal 1995 compared to $4.2 million, or 13.3% of sales in fiscal 1994. The increase occurred primarily in the medical segment as a result of the Company's continued expansion of sales efforts in that segment. Management expects that total sales and marketing expenses in fiscal 1996 will be slightly higher than the 1995 levels.
         General and administrative expenses declined by 2% to $2.5 million in fiscal 1995 as compared to $2.6 million in fiscal 1994. General and administrative expenses for 1996 are expected to be slightly higher than in 1995.
Other
         Non-operating income increased by 36% to $328,000 in fiscal 1995 compared to $242,000 in fiscal 1994. The majority of the increase was due to higher interest income and royalty income received on sales of a patented syringe product licensed to Becton Dickinson. Management expects non-operating income to increase slightly in fiscal 1996.
        During fiscal 1995, the Company paid dividends of $324,592, or 33% of net income for the year. This amount represented four quarterly dividends of $.025 per share.


Results of Operations Fiscal 1994 vs. 1993
Summary
      Net sales for fiscal 1994 declined 6% to $31.1 million compared to $33.3 million in fiscal 1993. This decline was the result of lower sales volumes of foam overlay products in the medical segment. Sales of consumer, industrial and contract packaging products showed increases during the year. Net income increased by 50% to $1.6 million or $.49 per share during fiscal 1994 compared to $1.1 million or $.31 per share in fiscal 1993. Net income for fiscal 1993 included an after-tax charge of $623,000 or $.18 per share, related to the retirement of the Company's former chairman and chief executive officer. Excluding the one-time charge in fiscal 1993, net income for fiscal 1994 declined by 5% from an adjusted $1.7 million, or $.49 per share in fiscal 1993. Sales
      The Company's medical sales declined by 19% during fiscal 1994 to $14.8 million compared to $18.3 million in fiscal 1993. The decline was attributable almost entirely to lower unit volume of medical foam overlay products. Sales of the Company's PressureGuard replacement mattress products increased by 65% during fiscal 1994, but did not fully offset declines in foam overlay sales.
      In December 1993, the Company was informed that Baxter Healthcare Corporation, which had previously distributed a majority of the Company's medical foam products, would purchase their private label convoluted foam products from a competing foam

Span-America Medical Systems, Inc.

supplier and would begin carrying a competing line of foam products. Baxter's addition of the competing product line became fully effective in February 1994. Sales of the Company's convoluted foam overlay products were most significantly impacted by the Baxter change since the Company no longer supplies Baxter's private label convoluted foam products. Baxter continues to carry the Company's medical foam products, but not on an exclusive basis as they did in the past. The Company's medical products are now available through a number of national distributors rather than exclusively from Baxter as was the case in fiscal 1993. Sales of medical foam products to Baxter declined by approximately $7 million in fiscal 1994 compared to 1993. However, during the same period, sales of these products to other national distributors increased by $4 million, offsetting more than half of the decline in sales to Baxter.
        The Company's consumer product sales increased 5% during fiscal 1994 to $6.7 million from $6.3 million in fiscal 1993 due mainly to higher unit volume of TerryFoam products.
        Sales of industrial foam products increased by 33% during fiscal 1994 to $2.7 million from $2.0 million in fiscal 1993 primarily as a result of the addition of new customers and new products in the industrial segment.
        The Company's contract packaging sales, increased by 7% during fiscal 1994 to $7.0 million compared to $6.5 million in fiscal 1993. The increase was the result of several new supply contracts received during fiscal 1994.
Gross Profit
        The Company's gross profit decreased by 5% to $9.0 million during fiscal 1994 from $9.5 million in fiscal 1993. The lower gross profit level in fiscal 1994 was the result of the 6% sales decline during the year. However, the gross profit margin percentage improved slightly in fiscal 1994 to 28.9% from 28.6% in fiscal 1993. The higher gross margin percentage was the result of a more profitable product mix and improved manufacturing cost controls during fiscal 1994.
S G & A Expenses
        Sales and marketing expenses increased 2% to $4.2 million, or 13.3% of sales, in fiscal 1994 compared to $4.1 million, or 12.3% of sales in fiscal 1993. The increase occurred primarily in the medical segment as a result of the Company's continued expansion of its health care foam sales efforts.
        General and administrative expenses declined by 11% to $2.6 million in fiscal 1994 as compared to $2.9 million in fiscal 1993. The decline was due mainly to lower retirement plan and compensation expense related to the retirement of the former chairman and chief executive officer in fiscal 1993. Other
        Interest expense decreased by 68% during fiscal 1994. The decline was the result of scheduled long-term debt repayments during the year. The Company made the final scheduled payment of its remaining industrial revenue bond debt in 1994. The remaining long-term bank debt is related to the Company's Employee Stock Ownership Plan.
        Non-operating income increased by 67% to $242,000 in fiscal 1994 compared to $145,000 in fiscal 1993. The majority of the increase was due to higher royalty income received on sales of a patented syringe product licensed to Becton Dickinson.
        During fiscal 1994, the Company paid dividends of $335,401, or 20% of net income for the year. This amount represented four quarterly dividends of $.025 per share.

Span-America  Medical Systems,  Inc.

Liquidity and Capital Resources
        The Company generated cash from operations of approximately $1.6 million during fiscal 1995, which was used to fund its investing and financing activities. In addition, the Company's working capital increased 12% to $8.5 million as compared to the prior year end. The Company's current ratio increased to 3.8 at September 30, 1995, from 3.7 at fiscal year end 1994.
        Accounts receivable, net of allowances, increased 14% at September 30, 1995, to $4.4 million as compared to $3.9 million at the end of fiscal 1994. The Company's average collection time increased to 50.2 days during fiscal 1995 compared to 45.8 days in fiscal 1994 due to sales growth in the Company's non-medical product lines. Higher medical sales to the home care market also lengthened the average collection time in fiscal 1995. These sales trends are expected to continue in fiscal 1996, causing future collection times to increase slightly. All of the Company's accounts receivable are unsecured.
        Inventory increased by 3% during fiscal 1995 to $2.8 million. The increase reflects normal monthly fluctuations in raw materials and finished goods inventory. Management expects a slight increase in inventory levels during fiscal 1996.
        Net property and equipment decreased by $794,000, or 13%, during fiscal 1995. The change resulted primarily from the combination of capital expenditures of $204,000 and normal depreciation expense. Management expects that capital expenditures during fiscal 1996 will be similar to the level incurred during fiscal 1995.
        Costs in excess of fair value of net assets acquired, net of accumulated amortization, increased by approximately $147,000. The change was primarily due to the Company's issuance of 37,740 shares of its common stock at an approximate market value of $211,000 as an additional purchase price in accordance with the Healthflex acquisition agreement dated February 1992.
        The Company's trade accounts payable remained level at $1.7 million in fiscal 1995. Accrued and sundry liabilities increased by 29% since fiscal year end 1994. The change in accrued liabilities was mainly attributable to higher payroll taxes payable and customer deposits at fiscal year end 1995.
        In July 1995,  the Company  purchased  96,300 shares of its common stock for $454,536 ($4.72 per share) from an unaffiliated seller in a private transaction. The repurchased shares have been retired. The Company issued 7,000 shares of stock to its directors in lieu of director's fees for the 1995 fiscal year at an approximate market value of $36,000.
        Management believes that funds on hand, funds generated from operations, and funds available under the Company's $2.5 million unused line of credit are adequate to finance operations and expected capital requirements during fiscal 1996.
Impact of Inflation
        Inflation was not a significant factor for the Company during fiscal 1995. Higher inflation rates could impact the Company through higher manufacturing costs. The Company's profit margin could be adversely affected to the extent that the Company is unable to pass cost increases along to its customers due to competitive conditions.

(Two bar charts appear here with the following coordinates:)

Working Capital
Millions

              1993             1994             1995
              7.7 millions     7.7 millions     8.5 millions


Capital Structure
Millions

                         1993       1994        1995
Equity                   15.0       14.9        15.4
Debt                      .43        .36         .29

Span-America Medical Systems, Inc.

Consolidated Balance Sheets



                                                                      September 30,      October 1,
                                                                          1995              1994
Assets
Current assets:
  Cash and cash equivalents                                            $ 1,242,396     $  1,557,542
  Securities available for sale (Note 3)                                 2,876,449        1,956,039
  Accounts receivable, net of allowances of
    $355,000 (1995) and $341,500 (1994)                                  4,446,913        3,909,025
  Inventories (Note 4)                                                   2,800,896        2,722,976
  Prepaid expenses and deferred income taxes                               221,929          327,981

Total current assets                                                    11,588,583       10,473,563
Property and equipment, net (Note 5)                                     5,457,350        6,251,133
Cost in excess of fair value of net
  assets acquired, net of accumulated amortization
  of $172,383 (1995) and $109,006 (1994)                                 1,691,197        1,543,723
Other assets (Note 6)                                                    1,876,573        1,745,646
                                                                       $20,613,703      $20,014,065
Liabilities and shareholders' equity
Current liabilities:
  Accounts payable                                                      $1,651,796     $  1,724,891
  Accrued and sundry liabilities (Note 7)                                1,325,334        1,026,307
  Current portion of long-term debt (Note 8)                                70,375           70,375

Total current liabilities                                                3,047,505        2,821,573

Long-term debt, less current portion (Note 8)                              286,344          356,719
Deferred income taxes (Note 11)                                            626,000          773,000
Deferred compensation (Note 9)                                           1,218,517        1,143,493
Shareholders' equity (Note 10)
  Common Stock, no par value; 20,000,000 shares
    authorized; issued and outstanding shares -
    3,175,437 (1995) and 3,226,997 (1994)                                4,225,122        4,432,931
  Additional paid-in capital                                               145,834          145,834
  Retained earnings                                                     11,421,100       10,767,609

                                                                        15,792,056       15,346,374
  Less guaranteed ESOP obligations (Note 12)                               356,719          427,094
Total shareholders' equity                                              15,435,337       14,919,280
Contingencies (Note 17)

                                                                       $20,613,703      $20,014,065


See accompanying notes.

Span-America Medical Systems, Inc.

Consolidated Statements of Income



                                                           Years Ended
                                            September 30,   October 1,       October 2,
                                                1995          1994              1993
Net sales                                  $ 30,376,242    $ 31,128,656    $ 33,265,280
Cost of goods sold                           22,016,763      22,121,681      23,738,121
Gross profit                                  8,359,479       9,006,975       9,527,159
Selling and marketing expenses                4,586,602       4,151,909       4,079,858
General and administrative expenses           2,518,902       2,572,784       2,893,320
Retirement compensation expense (Note 9)                                        958,328
                                              7,105,504       6,724,693       7,931,506

Income from operations                        1,253,975       2,282,282       1,595,653
Other (expense) income:
  Interest expense                              (17,313)        (18,210)        (56,364)
  Investment income and other                   328,421         242,110         145,176
                                                311,108         223,900          88,812
Income before income taxes                    1,565,083       2,506,182       1,684,465
Provision for income taxes (Note 11)            587,000         866,000         589,000
Net Income                                 $    978,083    $  1,640,182    $  1,095,465
Earnings per share of Common Stock         $        .30    $        .49    $        .31
Weighted average shares outstanding           3,244,075       3,374,022       3,487,709



See accompanying notes.


Span-America Medical Systems, Inc.

Consolidated Statements of Shareholders' Equity


                                                                       Additional                   Guaranteed
                                                Common Stock             Paid-in      Retained        ESOP
                                           Shares         Amount         Capital      Earnings      Obligation       Total
Balance at October 3, 1992                3,414,255    $ 5,063,157    $   145,834    $ 8,715,705   ($  567,844)   $13,356,852
  Net income for the 1993 fiscal year                                                  1,095,465                    1,095,465
  ESOP loan repayments                                                                                  70,375         70,375
  Common Stock issued on exercise of
    stock options                             4,000         16,000                                                     16,000
  Common Stock issued for royalty
    agreement buyout                         40,000        292,280                                                    292,280
  Common Stock issued based on
    Healthflex acquisition agreement         56,319        500,000                                                    500,000
  Cash dividends paid or declared
    ($.10 per share)                                                                    (348,342)                    (348,342)


Balance at October 2, 1993                3,514,574      5,871,437        145,834      9,462,828      (497,469)    14,982,630
  Net income for the 1994 fiscal year                                                  1,640,182                    1,640,182
  ESOP loan repayments                                                                                  70,375         70,375
  Common Stock purchased and retired       (311,000)    (1,566,300)                                                (1,566,300)
  Common Stock issued based on
   Healthflex acquisition agreement          23,423        127,794                                                    127,794
  Cash dividends paid or declared
    ($.10 per share)                                                                    (335,401)                    (335,401)

Balance at October 1, 1994                3,226,997      4,432,931        145,834     10,767,609      (427,094)    14,919,280
  Net income for the 1995 fiscal year                                                    978,083                      978,083
  ESOP loan repayments                                                                                  70,375         70,375
  Common Stock purchased and retired        (96,300)      (454,536)                                                  (454,536)
  Common Stock issued based on
   Healthflex acquisition agreement          37,740        210,852                                                    210,852
  Cash dividends paid or declared
    ($.10 per share)                                                                    (324,592)                    (324,592)
  Common Stock issued to Directors            7,000         35,875                                                     35,875

Balance at September 30, 1995             3,175,437    $ 4,225,122    $   145,834    $11,421,100   ($  356,719)   $15,435,337


See accompanying notes.


Span-America Medical Systems, Inc.


Consolidated Statements of Cash Flows
                                                                                        Years Ended
                                                                        September 30,    October 1,     October 2,
                                                                            1995           1994           1993
Operating activities
Net income                                                              $   978,083    $ 1,640,182    $ 1,095,465
Adjustments to reconcile net income to net cash provided by operating activities:
  Depreciation                                                              905,688        918,157        854,247
  Amortization                                                              217,419        209,229        189,553
  Provision for losses on accounts receivable                                24,000        138,000         51,000
  Provision for deferred income taxes                                       (89,000)       (19,000)      (405,000)
  Losses on sale and disposal of property, plant and equipment               28,807          3,969          1,336
  Loss on abandonment of leasehold improvements                                              7,030
  Gain on sale of other assets                                               (3,640)
  Increase in cash value of life insurance                                 (235,740)      (107,304)       (65,658)
  Deferred compensation                                                      75,024       (100,909)       990,542

 Changes in operating assets and liabilities:
    Accounts receivable                                                    (587,571)      (156,819)      (141,684)
    Inventory                                                               (77,920)      (252,029)        40,385
    Prepaid expenses and other assets                                        90,366       (118,356)         2,039
    Accounts payable and accrued expenses                                   225,932       (147,097)        76,710
Net cash provided by operating activities                                 1,551,448      2,015,053      2,688,935
Investing activities
Purchases of securities                                                  (1,408,432)    (1,000,000)    (1,475,205)
Proceeds from sales of securities                                           513,707      1,000,000        900,000
Purchases of property, plant and equipment                                 (203,912)      (539,716)      (726,823)
Proceeds from sale of property, plant and equipment                          63,200         48,400
Payments for other assets                                                   (55,779)       (55,793)       (36,891)
Proceeds from sale of other assets                                            3,750

Net cash used for investing  activities                                  (1,087,466)      (547,109)    (1,338,919)
Financing activities
Scheduled principal payments on long-term debt                                            (161,657)      (362,917)
Payments on insurance policy loans                                                         (73,956)       (30,600)
Dividends paid                                                             (324,592)      (335,401)      (348,342)
Common Stock issued upon exercise of options                                                               16,000
Purchase and retirement of Common Stock                                    (454,536)    (1,566,300)

Net cash used for financing activities                                     (779,128)    (2,137,314)      (725,859)

(Decrease) Increase in cash and cash equivalents                           (315,146)      (669,370)       624,157
Cash and cash equivalents at beginning of year                            1,557,542      2,226,912      1,602,755
Cash and cash equivalents at end of year                                $ 1,242,396    $ 1,557,542    $ 2,226,912


See accompanying notes.

Span-America Medical Systems, Inc.

                   Notes to Consolidated Financial Statements

September 30, 1995
                       1. Significant Accounting Policies
Description of Business
The Company manufactures and distributes replacement mattresses, mattress pads and patient positioners for the medical market; cushions and mattress pads for the consumer market; various foam products for the industrial market; and contract packaging products for the medical and consumer markets throughout the United States and Canada. Receivables from the sale of such products are unsecured.
Principles of Consolidation
The consolidated financial statements include the accounts of the Company and Healthflex Corporation, its wholly-owned subsidiary. Significant intercompany accounts and transactions have been eliminated.
Inventories
Inventories are valued at the lower of cost (first-in, first-out method) or market.
Depreciation
Depreciation is computed using the straight-line method. Estimated useful lives for buildings and land improvements range from 15 to 35 years. The estimated useful lives of all other property and equipment range from 3 years to 15 years. For income tax purposes, principally all depreciation is computed using accelerated methods.
Amortization
Amortization is computed using the straight-line method. Costs of patents are amortized over periods ranging from 10 to 17 years and trademarks are amortized over periods of 5 or 10 years. Loan costs are amortized using the straight-line method over the terms of the related debt. Cost in excess of the fair value of net assets acquired is amortized over a 30-year period. Terminated contract rights are being amortized over the period expected to be benefited of 5 years. Accumulated amortization of intangible assets at September 30, 1995, and October 1, 1994, was approximately $727,000 and $510,000, respectively.
Revenue Recognition
Revenue is recognized by the Company when goods are shipped and title passes to the customer.
Fair Value Disclosures
In December 1991, the FASB issued Statement No. 107, "Disclosure about Fair Value of Financial Instruments." Companies with less than $150 million in total assets are required to provide the new disclosures for fiscal years ending after December 15, 1995. Accordingly, the Company would be required to adopt this Statement no later than its 1996 fiscal year. Early adoption of this Statement is permitted. The Company presently does not intend to implement this Statement early.
Earnings Per Common Share
Earnings per common share are computed based on the weighted average number of shares outstanding during each period. The effect of common stock equivalents on earnings per share is not material.
Fiscal Year
The Company's fiscal year ends on the Saturday nearest to September 30. The 1995, 1994 and 1993 fiscal years were all 52-week years.
Cash Equivalents
The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents. The Company maintains a centralized cash management program whereby its excess cash balances are invested in bank commercial paper and are considered cash equivalents (approximately $942,000 at September 30,1995). At times, cash balances in the Company's accounts may exceed federally insured limits.
Income Taxes
In accordance with Statement No. 109, the liability method is used in accounting for income taxes. Under this method, deferred tax assets and liabilities are determined based on differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse.
                       2. Acquisition of Healthflex, Inc.
On February 28, 1992, the Company acquired substantially all of the assets of Healthflex, Inc., a Vermont-based company which produced specialty mattress products used in the prevention and treatment of pressure ulcers. The acquisition was accounted for as a purchase.
        The Healthflex acquisition agreement (as amended) also provides that the Company will be required to issue more shares of Common Stock as additional consideration during 1996. The actual number of shares that will be issued will depend on actual sales of Healthflex products and the market price of the Company's Common Stock when issued. The value of any subsequently issued shares will be allocated to cost in excess of the fair value of net assets acquired. Accordingly, the Company issued 37,740 (1995), 23,423 (1994) and 56,319 (1993)
shares of its common stock valued at approximately $211,000, $128,000 and $500,000, respectively, pursuant to the agreement, resulting in corresponding increases in cost in excess of the net assets acquired.
        On October 2, 1995, the Company issued 50,171 shares of its common stock at an approximate market value of $237,000 pursuant to the agreement as calculated based on 1995 sales.
                        3. Securities Available for Sale
In May 1993, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 115, "Accounting for Certain Investments in Debt and Equity Securities." The Company adopted the provisions of the new standard for investments held as of or acquired after October 2, 1994. In


Span-America Medical Systems, Inc.

                   Notes to Consolidated Financial Statements

accordance with the Statement, prior period financial statements have not been restated to reflect the change in accounting principle. The adoption of Statement 115 as of October 2, 1994, did not substantially change net income, the opening balance of shareholders equity or the value of investments.
        Securities available for sale are carried at the lower of aggregate cost or market. Such securities consist of investments in municipal bonds and are stated at aggregate cost in 1995 and 1994. The aggregate market value of marketable securities approximates cost.
                                 4. Inventories
The components of inventories are as follows:


                                      1995                1994
Raw materials                      $2,140,095          $1,633,937
Work in process                        17,513              18,454
Finished goods                        643,288           1,070,585
                                   $2,800,896          $2,722,976
                           5. Property and Equipment
Property and  equipment,  at cost,  is  summarized  by major  classification  as follows:
                                             1995             1994
Land                                   $   317,343          $   317,343
Land improvements                          240,016              240,016
Buildings                                3,613,216            3,613,216
Machinery and equipment                  8,047,499            8,042,247
Furniture and fixtures                     591,024              577,168
Vehicles                                     9,520                9,520
Leasehold improvements                      92,420               88,001
                                        12,911,038           12,887,511
Less accumulated depreciation            7,453,688            6,636,378
                                       $ 5,457,350          $ 6,251,133

                                6. Other Assets
Other assets consist of the following:
                                                1995               1994
Patents and trademarks,
  net of accumulated
  amortization of $378,190 in 1995
  and $283,830 in 1994                      $  684,384          $  723,769

Cash value of life insurance                 1,014,756             779,016
Terminated contract rights,
  net of accumulated
  amortization of $175,368 in 1995
  and $116,912 in 1994                         116,912             175,368
Other                                           60,521              67,493
                                            $1,876,573          $1,745,646

        On October 17, 1992, the Company issued 40,000 shares of unregistered Common Stock to an unaffiliated company to purchase the rights, title and interest in the Company's contract packaging business in lieu of future royalty payments. The stock was valued at $292,280, or $7.307 per share, based on the average of the high and low selling prices during the 10 days preceding the transaction. The terminated contract rights are being amortized over the period expected to be benefited of five years.
                       7. Accrued and Sundry Liabilities
Accrued and sundry liabilities consist of the following:

                                               1995                1994
Salaries, profit-sharing and
  other compensation                        $  507,516          $  471,604
Federal and state income taxes                 169,662             150,262
Payroll taxes accrued and withheld             129,266              43,185
Property taxes                                 139,982             138,745
Medical insurance                               81,617             101,040
Customer deposits                              165,523              30,796
Interest and other                             131,768              90,675
                                            $1,325,334          $1,026,307

                               8. Long-Term Debt
Long-term debt consists of the following:
                                              1995               1994

ESOP note payable to a bank
     in quarterly installments of
     $5,719 plus interest at the
     bank's prime rate, to December
     2002. The effective interest
     rate was 9% in 1995.                    $142,969            $165,844
ESOP note payable to a bank due
     in quarterly installments of
     $11,875, plus interest at the
     bank's prime rate, to March
     2000. The effective interest
     rate was 9% in 1995.                     213,750             261,250
                                              356,719             427,094
Less current portion                           70,375              70,375
                                             $286,344            $356,719

        The ESOP notes payable are secured by pledge of the related unallocated shares of Common Stock in the ESOP. (See Note 12.)
        Maturities of long-term debt for the fiscal years succeeding September 30, 1995, are as follows:
                     1996                        $ 70,375
                     1997                          70,375
                     1998                          70,375
                     1999                          70,375
                     2000                          46,625
                     Later years                   28,594
                                                 $356,719

        At September 30, 1995, the Company had available an unused line of credit with a bank for unsecured short-term borrowings up to $2,500,000.
        During the 1995, 1994, and 1993 fiscal years, the Company paid interest costs of $17,313, $24,126, and $58,813, respectively.


Span-America Medical Systems, Inc.

                   Notes to Consolidated Financial Statements

                            9. Deferred Compensation
In July 1993, the Company entered into a resignation agreement with its chief executive officer which amended a preexisting retirement agreement. The original retirement agreement provided for post-retirement payments, contingent on certain conditions, beginning January 1, 1996, payable over the remaining life of the executive. The Company had previously been accruing the present value of the estimated future retirement benefit payments over the period from the date of the agreement to the retirement date, January 1, 1996. Under the new agreement, the executive became fully eligible to receive the retirement benefits. Consequently, the company accrued an additional $496,300 to increase the liability to the full present value of the expected payments due over the executive's estimated life expectancy. In addition, the Company accrued $462,000 to record the liability associated with the salary continuation provision of the resignation agreement. This new agreement set forth non-compete, confidentiality and certain other provisions related to the executive's resignation. The Company recognized expense of approximately $91,000 in 1995, $84,000 in 1994, and $1,222,000 in 1993 related to these agreements.
        In September 1994, the Company entered into a similar deferred compensation agreement with an executive providing for post-retirement payments, contingent on certain conditions, beginning in 2002 payable over the remaining life of the executive and spouse. The Company will accrue the present value of the estimated future retirement payments over the period from the date of the agreement to the retirement date. The Company recognized expense of approximately $121,000 in 1995 related to this agreement.
                            10. Shareholders' Equity
The Board of  Directors  of the  Company  adopted  in March  1987 the 1987 Stock
Option Plan ("Plan"). The Plan authorized the Board of Directors to grant options to key officers and employees for an aggregate of 200,000 shares of the Company's Common Stock. Options were granted at the fair market value on the date of grant. The options that become exercisable accumulate in an amount not to exceed 20% annually of the total grant. As of September 30, 1995, 77,000 shares granted under this plan were fully exercisable.
        The Board of Directors adopted, effective November 8, 1991, the 1991 Stock Option Plan. The plan gives the Board of Directors the right to grant awards of up to 200,000 shares of Common Stock to officers and key employees and 50,000 shares to directors who are neither officers nor employees of the Company. The Board of Directors has granted options for 84,000 shares under this plan as of September 30, 1995, none of which have been exercised. Options were granted at the fair market value on the date of grant. Shares under the 1991 plan become exercisable each year as defined in the agreements entered into with each employee, but at a minimum of 1,000 shares per year. As of September 30, 1995, options for 53,200 of the 84,000 shares granted under the plan were fully exercisable.
        The options under the 1987 and 1991 plans which have not been exercised expire 10 years from the date of grant, except for owners of more than 10% of shares of the Company's Common Stock for which the options expire 5 years from the date of grant.
        A summary of the activity in the Company's stock option plans is as follows:
                             Option Price                        Available
                              Per Share       Outstanding        for Grant

At October 2, 1993          $2.75 to $8.37      131,000           277,000

Granted                     $4.81 to $5.19       55,000           (55,000)
Terminated                                       (8,000)            8,000

At October 1, 1994          $2.75 to $8.37      178,000           230,000

Granted                     $4.69 to $5.13        9,000            (9,000)
Terminated                                      (26,000)            4,000

At September 30, 1995       $2.75 to $8.37      161,000           225,000

        Under specific circumstances, tax benefits arising from the difference in market value between the date of grant and the date of issuance of common stock upon exercise are recorded as a credit to additional paid-in capital.
        In 1994 the Board of Directors approved a stock based incentive plan for the Company's senior management team based on achievement of certain financial goals over the three-year period ending in fiscal 1997. At September 30, 1995, the Company has made no accrual for these incentives based on current estimates of financial goals. If the goals are achieved, the Company would issue 15,000 shares of Common Stock and the cash equivalent of 30,000 shares of Common Stock to be divided among the participants as defined in the plan.
                                11. Income Taxes
Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's deferred tax liabilities and assets as of September 30, 1995, and October 1, 1994, are as follows:
                                                1995               1994
Deferred tax liabilities:
  Depreciation                              $  925,000          $1,037,000
  Intangible assets                            174,000             202,000
  Other                                         88,000              46,000
Total deferred tax liabilities               1,187,000           1,285,000

Deferred tax assets:
  Deferred compensation                        461,000             432,000
  Net operating loss carryforwards              13,000              34,000
  Accrued expenses                              86,000             106,000
  Other                                         57,000              54,000
Total deferred tax assets                      617,000             626,000
Net deferred tax liabilities                $  570,000          $  659,000

        The Company has net operating loss carryforwards of $29,000 for income tax purposes that expire in years 2000 through 2003. Those carryforwards resulted from the Company's 1992 acquisition of Healthflex, Inc. The tax benefit for these carryforwards was recognized as a reduction of goodwill relat-


Span-America Medical Systems, Inc.

                   Notes to Consolidated Financial Statements

ed to the acquisition of Healthflex, Inc. No valuation allowances were necessary relating to these carryforwards or other deferred tax assets for 1995 and 1994.
        The Company made income tax payments, net of refunds, of $657,000, $985,000 and $836,000, in the 1995, 1994, and 1993 fiscal years, respectively.

        Federal and state income tax provisions consist of the following:

                               1995                1994                1993
Current:
  Federal                   $ 602,000           $ 778,000           $ 885,000
  State                        74,000             107,000             109,000

                              676,000             885,000             994,000
Deferred:
  Federal                     (79,000)            (14,000)           (368,000)
  State                       (10,000)             (5,000)            (37,000)
                              (89,000)            (19,000)           (405,000)
Income tax expense          $ 587,000           $ 866,000           $ 589,000

        Income tax expense differs from the amounts computed by applying the Federal tax rate to income before income taxes as follows:


                                               1995                1994                1993
Computed tax at the statutory rate          $ 532,000           $ 852,000           $ 573,000
Increases (decreases):
  State income taxes, net of
    Federal tax benefit                        43,000              69,000              47,000
  Tax-exempt investment income                (24,000)            (16,000)            (10,000)
  Other, net                                   36,000             (39,000)            (21,000)
Income tax expense                          $ 587,000           $ 866,000           $ 589,000

                    12. Employee Benefit and Incentive Plans
The Company has an employee savings and investment plan (401(k) plan) available to the Company's employees meeting eligibility requirements. The Company matches a percentage of the employee contributions, with certain limitations. Contributions by the Company amounted to approximately $52,000, $53,000, and $50,000 for the 1995, 1994, and 1993 fiscal years, respectively.
        The Company has an Employee Stock Ownership Plan (the "ESOP") for the benefit of employees of the Company who have completed one year of service with the Company and have attained age 21. Under the provisions of SOP 93-6, the company's plan is "grandfathered" and therefore the Company accounts for the ESOP under SOP 76-3. In 1990, the ESOP borrowed $475,000 at the bank's prime rate in a 10-year loan which is guaranteed by the Company. The ESOP used the proceeds of the loan to purchase 100,000 shares of the Company's Common Stock from the former chairman of the board of the Company at a price of $4.75 per share, the average of the bid and asked prices on the day before the transaction. In 1992, the ESOP borrowed $228,750 at the bank's prime rate on a 10-year loan which is guaranteed by the Company. The proceeds were used to purchase an additional 15,000 shares of the Company's Common Stock from the former chairman of the board of the Company at a price of $15.25 per share, the average of the bid and asked prices on the day of the transaction.
        The Company has reflected the guaranteed ESOP borrowings as long-term debt on its balance sheet. The ESOP borrowings are secured by the unallocated shares of Common Stock. A corresponding amount of "Guaranteed ESOP Obligations" is recorded as a reduction of shareholders' equity. As the Company makes tax deductible contributions to the ESOP to make the principal and interest payments on the loan, shares acquired with the loan proceeds are allocated to ESOP participants and both the liability and the amount in shareholders' equity are reduced. At September 30, 1995, 60,625 of the original shares acquired had been allocated to the participants of the Company's ESOP. The Company's contributions to the ESOP were approximately $88,000 in 1995, $85,000 in 1994, and $100,000 in 1993. Interest payments for fiscal 1995, 1994, and 1993 of approximately $35,000, $32,000 and $33,000, respectively, were partially funded by dividends received by the ESOP of approximately $18,000, $17,000 and $12,000.
                         13. Related Party Transactions
        In fiscal 1995, the Company issued 7,000 shares of its common stock at an approximate market value of $36,000 to its outside directors in lieu of their annual cash compensation.
        The Company has patents and patent rights acquired from its former chairman of the board and major shareholder. As consideration, the Company pays royalties equal to three percent of gross sales on all manufactured products covered by the patents. For the 1995, 1994, and 1993 fiscal years, royalties totaled approximately $55,000, $56,000 and $57,000, respectively.
        The Company paid approximately $41,000 in 1995, $48,000 in 1994, $37,000 in 1993 in legal fees to a firm having a member who is also a director of the Company.
        The Company paid approximately $56,000 in 1993 for market research consulting services to a firm whose president is a director of the Company.
        In fiscal 1994 the Company purchased and retired 57,000 shares of its common stock from the retired chief executive officer at a market value of approximately $300,000.
                              14. Major Customers
        The Company has a business relationship with a customer to distribute certain of its foam and contract packaging medical products to hospitals throughout the United States. Sales generated by this customer amounted to approximately 12% of net sales in fiscal 1995, 25% in 1994 and 45% in 1993.
        The Company entered into an agreement in a prior year, granting a customer the exclusive right to distribute certain consumer foam products. The original term of the agreement expired December 31, 1989, but it is automatically renewable for two years on each succeeding January 1st providing that neither company terminates the agreement. Sales to this customer for the 1995, 1994 and 1993 fiscal years amounted to approximately 15%, 13% and 15% of the Company's net sales, respectively.


Span-America Medical Systems, Inc.

                   Notes to Consoldiated Financial Statements

                      15. Operations and Industry Segments
The Company operates in four industry segments: medical, consumer, industrial and contract packaging. These industry segments correspond to the markets in the United States for which the Company manufactures and distributes its polyurethane foam and contract packaging products. Effective for fiscal 1995, the Company has separated the contract packaging operation from the medical and consumer segments and reported this as its own industry segment. Segment data for all years reflects the merging of this segment which had been previously reported as parts of two other segments.
        The following table summarizes certain information on industry segments:


                                                           Years Ended
                                  September 30,             October 1,            October 2,
                                      1995                     1994                  1993

Net Sales:
  Medical                           $ 13,585,122           $ 14,774,709           $ 18,345,518
  Consumer                             6,939,897              6,662,217              6,335,073
  Industrial                           3,563,206              2,710,248              2,041,907
  Contract Packaging                   6,288,017              6,981,482              6,542,782
Total                               $ 30,376,242           $ 31,128,656           $ 33,265,280

Operating Profit:
  Medical                           $  1,496,028           $  2,375,364           $  2,992,994
  Consumer                              (116,979)               250,358                100,947
  Industrial                             328,789                289,112                231,818
  Contract Packaging                     211,076                (65,900)               (23,974)
Total                               $  1,918,914           $  2,848,934           $  3,301,785

Corporate expense                       (664,939)              (566,652)            (1,706,132)
Interest expense                         (17,313)               (18,210)               (56,364)
Other income                             328,421                242,110                145,176

Income before income taxes          $  1,565,083           $  2,506,182           $  1,684,465

Identifiable assets:
  Medical                           $  5,859,805           $  5,615,410           $  6,373,498
  Consumer                             3,141,929              3,345,582              2,389,535
  Industrial                           1,308,267              1,134,857                771,133
  Contract Packaging                   5,166,317              5,625,619              6,211,975
  Corporate                            5,137,385              4,292,597              4,831,312
                                    $ 20,613,703           $ 20,014,065           $ 20,577,453

Depreciation and
  amortization expense:
  Medical                           $    392,210           $    413,334           $    403,500
  Consumer                               189,370                140,423                101,110
  Industrial                              60,181                 47,296                 31,851
  Contract Packaging                     479,378                521,131                500,508
  Corporate                                1,968                  5,202                  6,831
                                    $  1,123,107           $  1,127,386           $  1,043,800




Span-America Medical Systems, Inc.

                   Notes to Consolidated Financial Statements


                                                           Years Ended
                                  September 30,             October 1,            October 2,
                                      1995                     1994                  1993

Capital expenditures:
  Medical                           $     95,819           $    104,496           $    282,236
  Consumer                                67,206                370,803                 64,212
  Industrial                              14,115                 17,559                 21,404
  Contract Packaging                      26,772                 46,858                358,971
                                    $    203,912           $    539,716           $    726,823

        Total sales by industry segment includes sales from unaffiliated customers, as reported in the Company's statements of income. In computing operating profit, non-allocable general corporate expenses, interest expense, other income and income taxes are not included, while certain corporate operating expenses incurred for the benefit of all segments are included on an allocated basis.
        Identifiable assets are those assets that are used in the operations of each segment on an allocated basis. Amounts shown for corporate assets consist primarily of marketable securities, cash, prepayments, property and equipment relating to corporate functions and certain other assets.
        The Company has three major customers. Sales to one of these customers was approximately 27% in 1995, 53% in 1994 and 82% in 1993 of net sales in the medical segment. Sales to another customer accounted for approximately 64% of net sales in the consumer segment in 1995, 61% of net sales in 1994, and 77% in 1993. Sales to the third customer accounted for approximately 25% of net sales in the contract packing segment in 1995, 22% in 1994, and 30% in 1993.
16. Operating Leases
        The Company leases manufacturing and warehousing facilities located in South Carolina and California. These leases require the Company to pay certain insurance and maintenance costs.
        Rental expense for all operating  leases was $327,000  (1995),  $367,000
(1994), and $185,000 (1993).
        Future minimum lease payments under noncancelable operating leases with initial terms of one year or more consisted of the following at September 30, 1995:

                      1996                     $342,000
                      1997                      295,000
                      1998                       47,000
                                               $684,000

                               17. Contingencies
        From time to time the Company is a defendant in legal actions involving claims arising in the normal course of business. The Company believes that, as a result of legal defenses, insurance arrangements and indemnification provisions with parties believed to be financially capable, none of these actions should have a material effect on its operations or financial condition.

Span-America Medical Systems, Inc.

Report of Ernst & Young LLP
Independent Auditors

Shareholders and Board of Directors
Span-America Medical Systems, Inc.

        We have audited the accompanying consolidated balance sheets of Span-America Medical Systems, Inc. as of September 30, 1995 and October 1, 1994 and the related consolidated statements of income, shareholders' equity, and cash flows for each of the three years in the period ended September 30, 1995. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.
        We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
        In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Span-America Medical Systems, Inc. at September 30, 1995 and October 1, 1994, and the consolidated results of its operations and its cash flows for each of the three years in the period ended September 30, 1995, in conformity with generally accepted accounting principles.

                                                          Ernst & Young LLP
Greenville, S.C.
October 26, 1995


Span-America Medical Systems, Inc.

Directors
Brien Laing
CHAIRMAN OF THE BOARD
RETIRED CORPORATE VICE PRESIDENT
BAXTER HEALTHCARE CORPORATION
DEERFIELD, ILLINOIS
Charles B. Mitchell
PRESIDENT AND CHIEF EXECUTIVE OFFICER
Richard C. Coggins
CHIEF FINANCIAL OFFICER
TREASURER AND SECRETARY
Thomas F. Grady, Jr.
VICE PRESIDENT
FEDERAL PAPER BOARD COMPANY
MONTVALE, NEW JERSEY
Douglas E. Kennemore, M.D.
NEUROSURGEON
GREENVILLE, SOUTH CAROLINA
W. Marcus Newberry, M. D.
RETIRED VICE PRESIDENT OF ACADEMIC AFFAIRS
AND PROVOST
MEDICAL UNIVERSITY OF SOUTH CAROLINA
CHARLESTON, SOUTH CAROLINA
James M. Shoemaker, Jr.
MEMBER
WYCHE, BURGESS, FREEMAN & PARHAM, P.A.
GREENVILLE, SOUTH CAROLINA
Raymond M. Tortolani
PRESIDENT
MARKET FORUM
WARWICK, RHODE ISLAND
Robert A. Whitehorne
SENIOR LECTURER & DIRECTOR OF
BUSINESS RELATIONS
GRADUATE SCHOOL OF BUSINESS
COLLEGE OF WILLIAM & MARY
WILLIAMSBURG, VIRGINIA

Officers
Charles B. Mitchell
PRESIDENT AND CHIEF EXECUTIVE OFFICER
Richard C. Coggins
CHIEF FINANCIAL OFFICER
TREASURER AND SECRETARY
Robert E. Ackley
VICE PRESIDENT - MARKETING
James D. Ferguson
VICE PRESIDENT - OPERATIONS
Mark L. Hunt
VICE PRESIDENT - MEDICAL SALES
Corporate Office
Span-America Medical Systems, Inc.
70 Commerce Drive
Commerce Center
Greenville, South Carolina 29615
(864) 288-8877
Mailing Address:
P.O. Box 5231
Greenville, SC 29606
Stock Information
The Common Stock of Span-America
Medical Systems, Inc., is traded in the National Market System under the NASDAQ Symbol SPAN.
Stock Transfer Agent
Wachovia Bank of North Carolina, N.A.
Corporate Trust Department
P.O. Box 3001
Winston-Salem, NC 27102
(800) 633-4236
Inquiries regarding stock transfers, lost certificates or address changes should be directed to the Stock Transfer Agent at the address above.

General Counsel
Wyche, Burgess, Freeman & Parham, P.A.
P.O. Box 728
Greenville, South Carolina 29602
Auditors
Ernst & Young LLP
P.O. Box 10647
Greenville, South Carolina 29603
Stockholder Inquiries
and Availability of Form
10-K Report
A copy of the Company's Annual Report on Form 10-K for the year ended September 30, 1995, is available without charge to shareholders upon written request from the following:
Secretary
Span-America Medical Systems, Inc.
P.O. Box 5231
Greenville, South  Carolina 29606

Span-America Medical Systems, Inc.

                              [SPAN-AMERICA logo]
                              Post Office Box 5231
                        Greenville, South Carolina 29606
                                  864-288-887