Form 10-K, Exhibit 13
period 1996-09-28
SPAN AMERICA MEDICAL SYSTEMS INC
filed 1996-12-20
CIK 718924

SPAN-AMERICA
MEDICAL SYSTEMS, INC.



                             ANNUAL REPORT        1996

1996 OVERVIEW


FINANCIAL SUMMARY
(in thousands except per share and percent data)

                           1996        1995     % Change
Net sales               $31,474     $30,376            4%
Operating income            584       1,254          -53%
Net income                  545         978          -44%
Net income per share        .17         .30          -43%
Return on net sales         1.7%        3.2%           -

Working capital           8,180       8,541           -4%
Total assets             21,081      20,614            2%
Long-term debt                0         286         -100%
Shareholder's equity     16,019      15,435            4%
Return on average
   shareholder's equity     3.5%        6.4%           -



TABLE OF CONTENTS

1996 Overview....................................   page 2

Letter to Our Shareholders.......................   page 3

Selected Financial Information...................   page 6

Quarterly Financial Data.........................   page 7

Management's Discussion and Financial Analysis...   page 8

Consolidated Financial Statements................ page 1 1

Directors and Officers/Corporate Data............  page 24




SPAN-AMERICA MEDICAL SYSTEMS, INC.                   2

                                                         TO OUR SHAREHOLDERS

    A DIFFICULT YEAR Strategically and financially, 1996 was difficult and disappointing. Despite sales increases in three of our four business units, profits declined. Net income for fiscal 1996 was $545,000 or $.17 per share, down 44% from $978,000 or $.30 per share in fiscal 1995. Earnings were down for two main reasons: 1) our overall sales mix during 1996 was less profitable than anticipated and 2) sales and marketing expenses for the year increased by $502,000 or 11% to a total of $5.1 million, primarily to support marketing programs targeting increased sales of our higher margin medical products.

    Medical sales were up 4% over last year, primarily from volume increases in lower-margin foam overlays and patient positioners, and gains related to the acquisition of Embracing Concepts. In contrast, sales of our high-margin dynamic mattress products declined due to changes in Medicare reimbursement criteria early in the year. This regulatory change sharply reduced sales of our dynamic products, consequently minimizing the return on our investment to support the sales and marketing of the dynamic mattress category.

    Consumer sales were up for the year a total of 8%, mainly due to increases in contract sales of our TerryFoam technology. Convoluted mattress pads and specialty pillows also contributed to the Consumer sales increases for 1996.

    Industrial sales decreased 9% in 1996, due primarily to a soft start early in the year. Accelerated volumes as the year progressed leave us very optimistic about Industrial's future growth prospects. We have a solid reputation in this market as a reliable supplier of precision packaging components at competitive prices. As a result, we now have significant new opportunities with several multinational companies and expect the industrial business to be a meaningful contributor to Span-America's future growth.

    The contract packaging business has improved significantly over the last three years. However, its margins are still below desired levels, and we will continue efforts towards strengthening that business segment. Sales in 1996 for contract packaging were up 6%, mainly due to increased business with existing customers. Similar to the industrial business, we have established a



                           3                 SPAN-AMERICA MEDICAL SYSTEMS, INC.

reputation of quality, service and reliability in the contract packaging market.


    A YEAR OF RESHAPING Given the 1996 performance, we are actively restructuring the Company to restore profitability and enhance shareholder value. Management is challenging every aspect of the business, from the expense of this report to the long-term strategic fit and profitability prospects of entire business units. It is our firm resolve to restore profitable sales growth, increase margins and establish higher service levels throughout the business. To do so, multi-functional teams are studying every aspect of the Company in order to streamline our business, improve efficiency and increase profitability. To date, we have identified significant cost savings that can be realized during 1997 without compromising profitable sales growth.


    Fiscal 1996 was a year of significant organizational changes at Span-America, most recently with the appointment of Jim Ferguson as president and chief executive officer, following the res-ignation of Charlie Mitchell in August 1996. As general manager of the contract packaging division and vice president of operations, Jim led his group to a fourfold increase in operating profit over the last three years. Based on Jim's proven managerial skills, the Board has complete confidence in his abilities to provide superior leadership to Span-America.


    FUTURE OUTLOOK Span-America's sophisticated product design and manufacturing processes rank us among the leading innovators of foam products in the United States. Our patented health care product designs are recognized industry leaders in the field of tissue trauma care. Major multinational companies rely on Span-America to domestically manufacture custom-engineered solutions for a broad range of product needs and applications. It is based on these strengths that we will rebuild Span-America's profitability and growth prospects for the future. While we believe that sales growth and higher profitability can be achieved concurrently, earnings improvement is clearly our foremost objective for fiscal 1997.



SPAN-AMERICA MEDICAL SYSTEMS, INC.                 4

    Among others, we are taking the following steps towards accomplishing our corporate growth and profitability goals in fiscal 1997 and beyond:

o Redefining our medical marketing and sales strategy to simplify and streamline our product offering and to reposition Span-America as a premier supplier of pressure management solutions for any surface, seat, site and setting.

o Restructuring our medical sales force to provide a unified effort to sell surface, seating and positioning products to the acute and nonacute markets.

o Targeting acute-care selling efforts towards larger corporations with multiple facility locations rather than smaller, single-location hospitals or long-term care facilities.

o Pursuing sales growth in the home care market through strategic alliances with select dealers and distributors.

o Increasing corporate-wide operating profits through material cost and scrap reductions, improved labor efficiencies, and manufacturing overhead cost reductions from a possible plant consolidation.

o Evaluating all business units from a strategic perspective to determine their long-term growth and value-generating potential, then allocating the Company's resources based on each division's ability to generate an attractive return on invested capital.

    These initiatives represent new directions and priorities for Span-America. These efforts, combined with a focused, long-term strategic vision, provide a solid foundation upon which we will build a strong future for Span-America. The Company remains financially strong, with high liquidity, good working capital, low debt and a strong shareholders' equity base.

    Fiscal 1997 poses unrivalled opportunities for Span-America to improve profitability through cost reductions and by our plans to drive for profitable sales volume growth in all areas of the business.


(Signature of Brien Laing)
CHAIRMAN
Brien Laing


(Signature of James D. Ferguson)
PRESIDENT AND CEO
James D. Ferguson


                           5                 SPAN-AMERICA MEDICAL SYSTEMS, INC.

SELECTED FINANCIAL INFORMATION

FIVE-YEAR FINANCIAL SUMMARY
(Amounts in thousands except per share and employee data)

                                                                     1996      1995      1994     1993*      1992
For the year:
  Net sales                                                         31,474    30,376    31,129    33,265    30,328
  Gross profit                                                       8,177     8,359     9,007     9,527     9,311
  Operating income                                                     584     1,254     2,282     1,596     3,439
  Net income                                                           545       978     1,640     1,095     2,135
  Cash flow from operations                                           (514)    1,551     2,015     2,689     2,304
  Capital expenditures                                                 451       204       540       727       141

Per share:
  Net income                                                          0.17      0.30      0.49      0.31      0.64
  Cash dividends declared                                             0.10      0.10      0.10      0.10      0.10

At end of year:
  Working capital                                                    8,180     8,541     7,652     7,671     6,564
  Property & equipment -- net                                        5,074     5,457     6,251     6,689     6,818
  Total assets                                                      21,081    20,614    20,014    20,577    18,796
  Long-term debt                                                         0       286       357       428       688
  Shareholders' equity                                              16,019    15,435    14,919    14,983    13,357
  Book value per share                                                4.94      4.86      4.62      4.26      3.91
  Number of employees                                                  256       250       235       250       223

Key ratios:
  Current ratio                                                        3.4       3.8       3.7       3.5       3.1
  Long-term debt to total capital                                      0.0%      1.8%      2.3%      2.7%      4.8%
  Return on net sales                                                  1.7%      3.2%      5.3%      3.3%      7.0%
  Return on average shareholders' equity                               3.5%      6.4%     11.0%      7.7%     17.9%
  Return on average total assets                                       2.6%      4.8%      8.1%      5.6%     12.1%

* Fiscal 1993 includes an after-tax charge of $623,000 or $.18 per share, related to the retirement of the company's former chairman and chief executive officer. See Note 9 in Notes to Financial Statements.

(Three bar graphs appear here with the following plot points)

                       1992       1993    1994     1995     1996
Net Sales             30,328     33,265  31,129   30,376   31,474
Net Income             2,135      1,095   1,640      978      545
Earnings Per Share        64         31      49       30       17


SPAN-AMERICA MEDICAL SYSTEMS, INC.     6

                                                        QUARTERLY FINANCIAL DATA
                                  (UNAUDITED)

(Amounts in thousands except per share data)               First      Second      Third      Fourth       Year
FOR FISCAL 1996
  NET SALES                                                7,049      7,471       8,753      8,201       31,474
  OPERATING INCOME (LOSS)                                    365       (139 )      169         189          584
  NET INCOME (LOSS)                                          280        (45 )      154         156          545
  EARNINGS PER SHARE                                        0.09      (0.01 )     0.05        0.05         0.17
  STOCK PRICE DATA
     HIGH                                                  6 3/8          7          7       6 7/16           7
     LOW                                                   4 5/8          6       4 5/8      4 1/4        4 1/4

For Fiscal 1995
  Net Sales                                                6,909      7,726       7,759      7,982       30,376
  Operating income                                           179        172        422         481        1,254
  Net income                                                 152        152        320         354          978
  Earnings per share                                        0.05       0.05       0.10        0.11         0.30
  Stock price data
     High                                                      6      5 3/4       5 1/8          5            6
     Low                                                   4 1/4          4          4       4 1/4            4

The Company's common stock is traded on the National Market System under the NASDAQ symbol SPAN.

At September 28, 1996, there were 3,241,042 common shares outstanding. As of December 10, 1996, there were 458 shareholders of record and approximately 1,500 beneficial shareholders. The closing price of Span America's stock on December 10, 1996 was $4 1/2.

In November 1991, the Board of Directors authorized a quarterly cash dividend of $.025 per share. Future dividend payments will be dependent upon the Company's earnings and liquidity postition.

(Three bar graphs appears here with the following plot points)


                       1992       1993    1994     1995     1996
Working Capital        6,564      7,671   7,652   8,541    8,180
Long-Term Debt           688        428     357     286        0
Shareholders' Equity  13,357     14,983  14,919  15,435   16,019




                                       7      SPAN-AMERICA MEDICAL SYSTEMS, INC.

MANAGEMENT'S DISCUSSION
AND FINANCIAL ANALYSIS

RESULTS OF OPERATIONS FISCAL 1996 VS. 1995

SUMMARY
    Net sales for fiscal 1996 increased 4% to $31.5 million compared to $30.4 million in fiscal 1995. This increase in revenues resulted from growth in medical, consumer and contract packaging products. Sales of industrial foam products declined as compared to the prior year. Net income decreased to $545,000 or $.17 per share during fiscal 1996 compared to $978,000 or $.30 per share in fiscal 1995. The earnings decline was caused by a less profitable product mix and increased selling and marketing expenses.

                                 (Pie Chart appears here)
                                  1996 Sales Composition
                                       (In thousands)
Contract Packaging                6,654
Industrial                        3,253
Consumer                          7,490
Medical                           14,077

SALES
    The Company's medical sales increased by 4% during fiscal 1996 to $14.1 million compared to $13.6 million in fiscal 1995. The increase was due to higher unit volume of foam overlays and positioners which offset a decrease in mattress sales. Sales of the Company's dynamic mattress products have been affected by a tightening of Medicare reimbursement criteria which became effective on
January 1, 1996. Management expects that medical foam sales will increase in fiscal 1997 as a result of an agreement to become the exclusive supplier of a national distributor's private label convoluted foam products which became effective on June 1, 1996. However, an increase in convoluted foam product sales could result in a lower gross margin percentage on medical foam products.
    The Company's consumer product sales increased 8% during fiscal 1996 to $7.5 million from $6.9 million in fiscal 1995 due mainly to sales of a new bathmat product. Management believes that consumer sales will increase slightly during fiscal 1997.
    Sales of industrial foam products decreased by 9% during fiscal 1996 to $3.3 million from $3.6 million in fiscal 1995. The decrease was primarily the result of lower sales to existing customers in the first and second quarters of the year. Management expects that industrial foam sales in fiscal 1997 will be higher than in fiscal 1996.
    The Company's contract packaging sales increased by 6% during fiscal 1996 to $6.7 million compared to $6.3 million in fiscal 1995 due to a higher demand for contract packaging products. Contract packaging sales are expected to increase slightly during fiscal 1997.

GROSS PROFIT
    The Company's gross profit decreased by 2% to $8.2 million during fiscal 1996 from $8.4 million in fiscal 1995. The gross profit margin percentage declined slightly to 26.0% in fiscal 1996 from 27.5% in fiscal 1995. The reductions in gross profit level and gross margin percentage during fiscal 1996 were due to a less profitable product mix and higher manufacturing costs. Management expects the gross margin percentage during fiscal 1997 to be slightly higher than that achieved during fiscal 1996.

S G & A EXPENSES
    Sales and marketing expenses increased 11% to $5.1 million, or 16.2% of sales, in fiscal 1996 compared to $4.6 million, or 15.1% of sales in fiscal 1995. The majority of the increase was caused by the implementation of new marketing programs for the Company's medical mattress products. Management expects that total sales and marketing expenses in fiscal 1997 will be lower than 1996 levels.


                               (Bar graph appears here)
                                 Net Sales by Segment
                                    (in millions)

                             1994            1995           1996
Medical                      14.8            13.6           14.1
Consumer                      6.7             6.9            7.5
Industrial                    2.7             3.6            3.3
Contract Packaging            7.0             6.3            6.7


SPAN-AMERICA MEDICAL SYSTEMS, INC.     8

    General and administrative expenses declined by 1% to $2.5 million in fiscal 1996. General and administrative expenses for 1997 are expected to be similar to 1996 levels.

OTHER
    Non-operating income decreased by 3% to $318,000 in fiscal 1996 compared to $328,000 in fiscal 1995. The majority of the decrease was due to lower interest income. Management expects non-operating income in fiscal 1997 to remain at a similar level to that of fiscal 1996.
    During fiscal 1996, the Company paid dividends of $323,224, or 59% of net income for the year. This amount represented four quarterly dividends of $.025 per share.

RESULTS OF OPERATIONS FISCAL 1995 VS. 1994

SUMMARY
    Net sales for fiscal 1995 declined 2% to $30.4 million compared to $31.1 million in fiscal 1994. This decline was the result of lower sales volumes of foam overlay products in the medical segment. Sales of consumer and industrial foam products increased during the year while contract packaging sales declined. Net income decreased to $978,000 or $.30 per share during fiscal 1995 compared to $1.6 million or $.49 per share in fiscal 1994. The earnings decline was caused by lower sales levels, higher labor costs, and a 10% increase in selling and marketing expenses.

SALES
    The Company's medical sales, declined by 8% during fiscal 1995 to $13.6 million compared to $14.8 million in fiscal 1994. The decline was due to lower unit volume of medical foam overlay products. Sales of the Company's PressureGuard replacement mattress products increased by 14% during fiscal 1995, but did not fully offset declines in foam overlay sales.
    The Company's consumer product sales increased 4% during fiscal 1995 to $6.9 million from $6.7 million in fiscal 1994 due to higher unit volume of pillow and convoluted mattress pads which was partially offset by lower unit volume of TerryFoam products.
    Sales of industrial foam products increased by 31% during fiscal 1995 to $3.6 million from $2.7 million in fiscal 1994 primarily as a result of the addition of new customers and new products in the industrial segment.
    The Company's contract packaging sales declined by 10% during fiscal 1995 to $6.3 million compared to $7.0 million in fiscal 1994. The sales decline was mainly the result of the Company's efforts to eliminate less profitable supply contracts.

GROSS PROFIT
    The Company's gross profit decreased by 7% to $8.4 million during fiscal 1995 from $9.0 million in fiscal 1994. The gross profit margin percentage declined slightly to 27.5% in fiscal 1995 from 28.9% in fiscal 1994. The reduction in gross profit level and the decline in gross margin percentage during fiscal 1995 were the result of the 2% sales decline during the year and higher labor costs primarily in the consumer segment.

S G & A EXPENSES
    Sales and marketing expenses increased 10% to $4.6 million, or 15.1% of sales, in fiscal 1995 compared to $4.2 million, or 13.3% of sales in fiscal 1994. The increase occurred primarily in the medical foam segment as a result of the Company's continued expansion of sales efforts in the medical segment.
    General and administrative expenses declined by 2% to $2.5 million in fiscal 1995 as compared to $2.6 million in fiscal 1994.

OTHER
    Non-operating income increased by 36% to $328,000 in fiscal 1995 compared to $242,000 in fiscal 1994. The majority of the increase was due to higher interest income and royalty income received on sales of a syringe product in accordance with the Company's license agreement with an unaffiliated manufacturer.
    During fiscal 1995, the Company paid dividends of $324,592, or 33% of net income for the year. This amount represented four quarterly dividends of $.025 per share.

                                       9      SPAN-AMERICA MEDICAL SYSTEMS, INC.

LIQUIDITY AND CAPITAL RESOURCES
    The Company used cash of approximately $514,000 to support its operating activities during fiscal 1996. The negative cash flow from operations was funded by proceeds from sales of a portion of the Company's marketable securities portfolio. The reduction in cash flow from operations resulted from lower profitability and an increase in accounts receivable and inventory levels. Management expects cash flow from operations to increase in fiscal 1997. The Company's working capital declined 4% to $8.2 million during fiscal 1996 due to an increase in current portion of long-term debt related to termination of the Company's Employee Stock Ownership Plan and a decrease in securities available for sale. The current ratio decreased to 3.4 at September 28, 1996 from 3.8 at fiscal year end 1995.
    Accounts receivable, net of allowances, increased 29% at September 28, 1996 to $5.7 million as compared to $4.4 million at the end of fiscal 1995. The Company's average collection time increased to 59.0 days during fiscal 1996 compared to 50.2 days in fiscal 1995. The increase in accounts receivable balances and average collection time was affected by a temporary extention of special payment terms for a customer pursuant to a new supply contract and slower collection times in the consumer business unit. Management expects collection times to improve slightly in fiscal 1997. All of the Company's accounts receivable are unsecured.
    Inventory increased by 24% during fiscal 1996 to $3.5 million from $2.8 million at the end of fiscal 1995. The increase occurred primarily in medical and consumer raw material inventory. Medical raw material inventory was higher mainly because the Company began manufacturing a component in December
1995 which had previously been purchased from an outside supplier. The increase in consumer raw material inventory is related to the addition of new products to support orders from new customers and increased inventory levels for Terryfoam products.
Management expects inventory levels to decrease slightly during fiscal 1997.

                          (Bar graph appears below)
                               Working Capital
                                (In thousands)

1994                            7,652
1995                                        8,541
1996                                        8,180

    Net property and equipment decreased by
$383,000, or 7%,
during fiscal 1996. The change resulted primarily from the combination of capital expenditures of $451,000 and normal depreciation expense. Management expects that capital expenditures during fiscal 1997 will be similar to the level incurred during fiscal 1996.
    Costs in excess of fair value of net assets acquired, net of accumulated amortization, increased by approximately $800,000. The change was primarily due to two factors: the Company's acquisition of Embracing Concepts, Inc. which is discussed below and the Company's issuance in October 1995 of 50,171 shares of its common stock at an approximate market value of $237,000 as an additional purchase price in accordance with the Healthflex acquisition agreement dated February 1992.
    On February 8, 1996, the Company acquired substantially all of the assets of Embracing Concepts, Inc., a New York based company which produced therapeutic seating cushions. The acquisition was accounted for as a purchase. The purchase price was approximately $592,000 and was funded from the Company's existing cash reserves.
    The Company's trade accounts payable increased 28% to $2.1 million in fiscal 1996 as compared to $1.7 million at the end of fiscal 1995. The increase was due mainly to normal monthly fluctuations in accounts payable balances associated with the increase in inventory levels. Accrued and sundry liabilities decreased by 28% to $960,000 in fiscal year 1996. The change in accrued liabilities was mainly attributable to lower income taxes payable, payroll taxes accrued and withheld, and customer deposits at fiscal year end 1996.
    Management believes that funds on hand, funds generated from operations, and funds available under the Company's $2.5 million unused line of credit are adequate to finance operations and expected capital requirements during fiscal 1997.

IMPACT OF INFLATION
    Inflation was not a significant factor for the Company during fiscal 1996. Higher inflation rates could impact the Company through higher manufacturing costs. The Company's profit margin could be adversely affected to the extent that the Company is unable to pass cost increases along to its customers due to competitive conditions.

SPAN-AMERICA MEDICAL SYSTEMS, INC.     10

                                                                  BALANCE SHEETS

                                                                            SEPTEMBER 28,      September 30,
                                                                                1996               1995
ASSETS
Current assets:
  Cash and cash equivalents                                                  $   925,370        $ 1,242,396
  Securities available for sale (Note 3)                                       1,194,068          2,876,449
  Accounts receivable, net of allowances of $419,000 (1996) and $355,000
     (1995)                                                                    5,733,810          4,446,913
  Inventories (Note 4)                                                         3,463,637          2,800,896
  Prepaid expenses and deferred income taxes                                     226,959            221,929
Total current assets                                                          11,543,844         11,588,583

Property and equipment, net (Note 5)                                           5,074,106          5,457,350
Cost in excess of fair value of net assets acquired,
  net of accumulated amortization of $290,650 (1996)
  and $172,383 (1995)                                                          2,491,635          1,691,197
Other assets (Note 6)                                                          1,971,010          1,876,573
                                                                             $21,080,595        $20,613,703

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
  Accounts payable                                                           $ 2,117,643        $ 1,651,796
  Accrued and sundry liabilities (Note 7)                                        960,011          1,325,334
  Current portion of debt (Note 8)                                               286,344             70,375
Total current liabilities                                                      3,363,998          3,047,505

Debt, less current portion (Note 8)                                                                 286,344
Deferred income taxes (Note 11)                                                  540,000            626,000
Deferred compensation (Note 9)                                                 1,157,282          1,218,517
Shareholders' equity (Note 10)
  Common Stock, no par value; 20,000,000 shares authorized; issued and
     outstanding shares -- 3,241,042 (1996) and 3,175,437 (1995)               4,516,895          4,225,122
  Additional paid-in capital                                                     145,834            145,834
  Retained earnings                                                           11,642,930         11,421,100
                                                                              16,305,659         15,792,056
  Less guaranteed ESOP obligations (Note 12)                                     286,344            356,719
Total shareholders' equity                                                    16,019,315         15,435,337
Contingencies (Note 17)
                                                                             $21,080,595        $20,613,703

See accompanying notes.

                                       11     SPAN-AMERICA MEDICAL SYSTEMS, INC.

STATEMENTS OF INCOME

[CAPTION]

                                                                            Years Ended
                                                         SEPTEMBER 28,      September 30,      October 1,
                                                             1996               1995              1994
Net sales                                                 $31,473,826        $30,376,242       $31,128,656
Cost of goods sold                                         23,296,656         22,016,763        22,121,681
Gross profit                                                8,177,170          8,359,479         9,006,975

Selling and marketing expenses                              5,088,646          4,586,602         4,151,909
General and administrative expenses                         2,504,970          2,518,902         2,572,784
                                                            7,593,616          7,105,504         6,724,693
Income from operations                                        583,554          1,253,975         2,282,282
Other (expense) income:
  Interest expense                                            (29,170)           (17,313)          (18,210)
  Investment income and other                                 317,670            328,421           242,110
                                                              288,500            311,108           223,900
Income before income taxes                                    872,054          1,565,083         2,506,182
Provision for income taxes (Note 11)                          327,000            587,000           866,000
Net Income                                                $   545,054        $   978,083       $ 1,640,182

Earnings per share of Common Stock                        $       .17        $       .30       $       .49
Weighted average shares outstanding                         3,227,966          3,244,075         3,374,022

See accompanying notes.

SPAN-AMERICA MEDICAL SYSTEMS, INC.     12

STATEMENTS OF SHAREHOLDERS' EQUITY

                                                             Additional                 Guaranteed
                                         Common Stock         Paid-in      Retained        ESOP
                                     Shares       Amount      Capital      Earnings     Obligation      Total
Balance at October 2, 1993          3,514,574   $5,871,437    $145,834    $ 9,462,828   ($497,469 )  $14,982,630
  Net income for the 1994 fiscal
     year                                                                   1,640,182                  1,640,182
  ESOP loan repayments                                                                     70,375         70,375
  Common Stock purchased and
     retired                         (311,000)  (1,566,300)                                           (1,566,300)
  Common Stock issued based on
     Healthflex acquisition
     agreement                         23,423      127,794                                               127,794
  Cash dividends paid or declared
     ($.10 per share)                                                        (335,401)                  (335,401)
Balance at October 1, 1994          3,226,997    4,432,931     145,834     10,767,609    (427,094 )   14,919,280
  Net income for the 1995 fiscal
     year                                                                     978,083                    978,083
  ESOP loan repayments                                                                     70,375         70,375
  Common Stock purchased and
     retired                          (96,300)    (454,536)                                             (454,536)
  Common Stock issued based on
     Healthflex acquisition
     agreement                         37,740      210,852                                               210,852
  Cash dividends paid or declared
     ($.10 per share)                                                        (324,592)                  (324,592)
  Common Stock issued to Directors      7,000       35,875                                                35,875
Balance at September 30, 1995       3,175,437    4,225,122     145,834     11,421,100    (356,719 )   15,435,337
  NET INCOME FOR THE 1996 FISCAL
     YEAR                                                                     545,054                    545,054
  ESOP LOAN REPAYMENT                                                                      70,375         70,375
  COMMON STOCK PURCHASED AND
     RETIRED                           (5,566)     (33,484)                                              (33,484)
  COMMON STOCK ISSUED ON EXERCISE
     OF STOCK OPTIONS                  15,000       50,250                                                50,250
  COMMON STOCK ISSUED TO DIRECTORS      6,000       38,250                                                38,250
  COMMON STOCK ISSUED BASED ON
     HEALTHFLEX ACQUISITION
     AGREEMENT                         50,171      236,757                                               236,757
  CASH DIVIDENDS PAID OR DECLARED
     ($.10 PER SHARE)                                                        (323,224)                  (323,224)
BALANCE AT SEPTEMBER 28, 1996       3,241,042   $4,516,895    $145,834    $11,642,930   ($286,344 )  $16,019,315

See accompanying notes.

                                       13     SPAN-AMERICA MEDICAL SYSTEMS, INC.

STATEMENTS OF CASH FLOWS

                                                                             Years Ended
                                                          SEPTEMBER 28,      September 30,      October 1,
                                                              1996               1995              1994
OPERATING ACTIVITIES
Net income                                                 $   545,054        $   978,083       $ 1,640,182
Adjustments to reconcile net income to net cash
  provided by operating activities:
  Depreciation                                                 825,043            905,688           918,157
  Amortization                                                 280,844            217,419           209,229
  Provision for losses on accounts receivable                  113,000             24,000           138,000
  Provision for deferred income taxes                         (139,000)           (89,000)          (19,000)
  Losses on sale and disposal of property, plant and
     equipment                                                  15,475             28,807             3,969
  Loss on abandonment of leasehold improvements                                                       7,030
  Gain on sale of other assets                                                     (3,640)
  Increase in cash value of life insurance                     (98,737)          (235,740)         (107,304)
  Deferred compensation                                        (61,236)            75,024          (100,909)
  Changes in operating assets and liabilities:
     Accounts receivable                                    (1,390,242)          (587,571)         (156,819)
     Inventory                                                (622,021)           (77,920)         (252,029)
     Prepaid expenses and other assets                          17,616             90,366          (118,356)
     Accounts payable and accrued expenses                         525            225,932          (147,097)
Net cash (used for)/provided by operating activities          (513,679)         1,551,448         2,015,053
INVESTING ACTIVITIES
Acquisition of Embracing Concepts, Inc.                       (592,435)
Purchases of marketable securities                          (2,476,757)        (1,408,432)       (1,000,000)
Proceeds from sales of marketable securities                 4,145,785            513,707         1,000,000
Purchases of property, plant and equipment                    (450,601)          (203,912)         (539,716)
Proceeds from sale of property, plant and equipment                                63,200            48,400
Payments for other assets                                     (122,881)           (55,779)          (55,793)
Proceeds from sale of other assets                                                  3,750
Net cash provided by/(used for) investing activities           503,111         (1,087,466)         (547,109)
FINANCING ACTIVITIES
Scheduled principal payments on long-term debt                                                     (161,657)
Payments on insurance policy loans                                                                  (73,956)
Dividends paid                                                (323,224)          (324,592)         (335,401)
Common Stock issued upon exercise of options                    50,250
Purchase and retirement of Common Stock                        (33,484)          (454,536)       (1,566,300)
Net cash used for financing activities                        (306,458)          (779,128)       (2,137,314)
Decrease in cash and cash equivalents                         (317,026)          (315,146)         (669,370)
Cash and cash equivalents at beginning of year               1,242,396          1,557,542         2,226,912
Cash and cash equivalents at end of year                   $   925,370        $ 1,242,396       $ 1,557,542

See accompanying notes.

SPAN-AMERICA MEDICAL SYSTEMS, INC.     14

                                                   NOTES TO FINANCIAL STATEMENTS
                                                              SEPTEMBER 28, 1996

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

AMORTIZATION
    Amortization is computed using the straight-line method. Costs of patents are amortized over periods ranging from 10 to 17 years and trademarks are amortized over periods of 5 or 10 years. Loan costs are amortized using the straight-line method over the terms of the related debt. Costs in excess of the fair value of net assets acquired are amortized over 30-year and 10-year periods. Terminated contract rights are being amortized over the period expected to be benefitted of 5 years. Accumulated amortization of intangible assets at September 28, 1996 and September 30, 1995, was approximately $1,008,000 and $727,000 respectively.

REVENUE RECOGNITION
    Revenue is recognized by the Company when goods are shipped and title passes to the customer.

ADVERTISING COSTS
    Advertising costs are expensed as incurred.

FAIR VALUE OF FINANCIAL INSTRUMENTS
    The carrying amounts reported in the balance sheet for cash and cash equivalents, accounts receivable, cash value of life insurance, securities available for sale, accounts payable and debt approximate their fair values. The fair values of the Company's securities available for sale are based on quoted market prices, where available, or quoted market prices of financial instruments with similar characteristics.

EARNINGS PER COMMON SHARE
    Earnings per common share are computed based on the weighted average number of shares outstanding during each period. The effect of common stock equivalents on earnings per share is not material.

FISCAL YEAR
    The Company's fiscal year ends on the Saturday nearest to September 30. The 1996, 1995, and 1994 fiscal years were all 52-week years.

CASH EQUIVALENTS
    The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents. The Company maintains a centralized cash management program whereby its excess cash balances are invested in overnight bank repurchase agreements which are backed by government securities and are considered cash equivalents. At times, cash balances in the Company's accounts may exceed federally insured limits.

INCOME TAXES
    In accordance with Statement No. 109, the liability method is used in accounting for income taxes. Under this method, deferred tax assets and liabilities are determined based on differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse.

USE OF ESTIMATES
    The preparation of financial statements in conformity with generally accepted accounting principles requires management to make esti-

                                       15
                                              SPAN-AMERICA MEDICAL SYSTEMS, INC.

mates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Although these estimates are based on management's knowledge of current events and actions it may undertake in the future, they may ultimately differ from actual results.

RECENT PRONOUNCEMENTS
    The Financial Accounting Standards Board has issued SFAS No. 123, "Accounting for Stock-Based Compensation," which is effective for financial statements for fiscal years beginning after December 15, 1995. This standard applies to all transactions in which an entity acquires goods and services by issuing equity instruments, such as stock options, to employees or others. Under SFAS No. 123, the Company has a choice in the method of accounting used for stock-based compensation. The method chosen can be either the intrinsic-value-based method currently used by the Company within the scope of Accounting Principles Board (APB) Opinion 25, or the fair value method introduced by SFAS No. 123 that might involve the recognition of compensation expense. Management currently intends to account for the Company's stock option plan under APB Opinion 25, and to provide the pro forma disclosure required by SFAS No. 123. Therefore, the implementation of SFAS No. 123 during the first quarter of fiscal year 1997 will have no effect on the Company's financial condition or results of operations.

2. ACQUISITIONS
    On February 28, 1992, the Company acquired substantially all of the assets of Healthflex, Inc., a Vermont-based company which produced specialty mattress products used in the prevention and treatment of pressure ulcers. The acquisition was accounted for as a purchase. Including the effects of purchase accounting adjustments, assets were acquired with an assigned value of approximately $1,850,000, including an excess of cost over the fair value of net assets acquired of approximately $1,025,000 and acquired patents of $750,000.
    The Healthflex acquisition agreement (as amended) also provides that the Company issue more shares of Common Stock as additional consideration depending on actual sales of Healthflex products and the market price of the Company's Common Stock when issued. The value of any subsequently issued shares will be allocated to cost in excess of the fair value of net assets acquired. Accordingly, the Company issued 50,171 (1996), 37,740 (1995), 23,423 (1994) and
56,319 (1993) shares of its common stock valued at $237,000, $211,000, $128,000 and $500,000, respectively, pursuant to the agreement, resulting in corresponding increases in cost in excess of the fair value of the net assets acquired.
    On September 30, 1996, the Company issued 31,474 shares of its common stock at an approximate market value of $170,000 pursuant to the agreement as calculated based on 1996 sales. This was the final consideration required pursuant to the agreement.
    On September 23, 1995, Healthflex Corporation was merged with Span-America Medical Systems, Inc.
    On February 8, 1996, the Company acquired the assets of Embracing Concepts, Inc., a privately held manufacturer of therapeutic seating cushions headquartered in Rochester, New York. Including the effects of purchase accounting adjustments, excess of cost over fair value of net assets acquired of approximately $680,000 was recorded.

3. SECURITIES AVAILABLE FOR SALE
    Securities available for sale are carried at the lower of aggregate cost or market.
    The components of securities available for sale are as follows:

                                1996          1995
Municipal bonds              $  503,028    $2,363,516
Commercial paper                197,367
U.S. government agency
  securities                    493,673       512,933
                             $1,194,068    $2,876,449

4. INVENTORIES
    The components of inventories are as follows:

                                1996          1995
Raw materials                $2,788,443    $2,140,095
Work in process                  28,043        17,513
Finished goods                  647,151       643,288
                             $3,463,637    $2,800,896

SPAN-AMERICA MEDICAL SYSTEMS, INC.     16

5. PROPERTY AND EQUIPMENT
    Property and equipment, at cost, is summarized by major classification as follows:

                             1996           1995
Land                      $   317,343    $   317,343
Land improvements             240,016        240,016
Buildings                   3,613,966      3,613,216
Machinery and equipment     8,372,358      8,047,499
Furniture and fixtures        625,169        591,024
Vehicles                        9,520          9,520
Leasehold improvements         92,420         92,420
                           13,270,792     12,911,038
Less accumulated
  depreciation              8,196,686      7,453,688
                          $ 5,074,106    $ 5,457,350

6. OTHER ASSETS
    Other assets consist of the following:

                                1996          1995
Patents and trademarks,
  net of accumulated
  amortization of $478,077
  in 1996 and $378,190
  in 1995                    $  665,035    $  684,384
Cash value of life
  insurance                   1,113,493     1,014,756
Terminated contract
  rights, net of
  accumulated amortization
  of $233,824 in 1996 and
  $175,368
  in 1995                        58,456       116,912
Other                           134,026        60,521
                             $1,971,010    $1,876,573

    On October 17, 1992, the Company issued 40,000 shares of unregistered Common Stock to an unaffiliated company to purchase the rights, title and interest in the Company's contract packaging business in lieu of future royalty payments. The stock was valued at $292,280, or $7.307 per share, based on the average of the high and low selling prices during the 10 days preceding the transaction. The terminated contract rights are being amortized over the period expected to be benefitted of five years.

7. ACCRUED AND SUNDRY LIABILITIES
    Accrued and sundry liabilities consist of the following:

                                 1996         1995
Salaries, commissions and
  other compensation           $492,530    $  507,516
Federal and state income
  taxes                          15,822       169,662
Payroll taxes accrued and
  withheld                       18,428       129,266
Property taxes                  130,000       139,982
Medical insurance                43,327        81,617
Customer deposits                43,773       165,523
Royalties                        96,548         4,307
Interest and other              119,583       127,461
                               $960,011    $1,325,334

8. DEBT
    Debt consists of the following (See Note 12):

                                   1996        1995
ESOP note payable to a bank.
  The effective interest rate
  was 9% in 1996.                $120,094    $142,969
ESOP note payable to a bank.
  The effective interest rate
  was 9% in 1996.                 166,250     213,750
                                  286,344     356,719
Less current portion              286,344      70,375
                                             $286,344

    The ESOP notes payable are secured by pledge of the related unallocated shares of Common Stock in the ESOP (See Note 12).
    The entire debt balance has been classified as current as a result of the decision by the Board of Directors to terminate the ESOP (See Note 12).
    At September 28, 1996, the Company had available an unused line of credit with a bank for unsecured short-term borrowings up to $2,500,000.
    During the 1996, 1995, and 1994 fiscal years, the Company paid interest of $27,894, $17,313, and $24,126 respectively.

                                       17     SPAN-AMERICA MEDICAL SYSTEMS, INC.

9. DEFERRED COMPENSATION
    The Company is obligated to make payments under a retirement agreement to its founder and former chief executive officer over his remaining life. The Company has fully accrued the present value of the expected payments due over the executive's estimated life expectancy. The Company recognized expense of approximately $97,000 in 1996, $91,000 in 1995, and $84,000 in 1994 related to this agreement.
    The Company entered into a deferred compensation agreement with an executive providing for post-retirement payments, contingent on certain conditions, beginning in 2002. The Company recognized approximately $107,000 and $121,000 of expense in 1996 and 1995, respectively, to accrue the present value of estimated future retirement payments over the period from the date of the agreement to the retirement date. In 1996 the executive resigned from the Company and will not be eligible for the retirement benefits. Accordingly, the Company eliminated the accrual and recognized approximately $228,000 of income in the fourth quarter of 1996 related to this agreement. However, the Company also recognized approximately $166,000 of severance costs in the fourth quarter of 1996 related to this executive.

10. SHAREHOLDERS' EQUITY
    The Board of Directors of the Company adopted in March 1987 the 1987 Stock Option Plan ("Plan"). The Plan authorized the Board of Directors to grant options to key officers and employees for an aggregate of 200,000 shares of the Company's Common Stock. Options were granted at the fair market value on the date of grant. The options that become exercisable accumulate in an amount not to exceed 20% annually of the total grant. As of September 28, 1996, 62,000 shares authorized under this plan were fully exercisable.
    The Board of Directors adopted, effective November 8, 1991, the 1991 Stock Option Plan. The plan gives the Board of Directors the right to grant awards of up to 200,000 shares of Common Stock to officers and key employees and 50,000 shares to directors who are neither officers nor employees of the Company. The Board of Directors has granted options for 153,000 shares under this plan as of September 28, 1996, none of which have been exercised. Options were granted at the fair market value on the date of grant. Shares under the 1991 plan become exercisable each year as defined in the agreements entered into with each employee, but at a minimum of 1,000 shares per year. As of September 28, 1996, options for 72,000 of the 153,000 shares authorized under the plan were fully exercisable.
    The options under the 1987 and 1991 plans which have not been exercised expire 10 years from the date of grant.
    A summary of the activity in the Company's stock option plans is shown below.
    Under specific circumstances, tax benefits arising from the difference in market value between the date of grant and the date of issuance of common stock upon exercise are recorded as a credit to additional paid-in capital.
    In 1994 the Board of Directors approved a Stock Performance Plan for certain executives of the Company based on achievement of certain financial goals over the three-year period ending in fiscal 1997. At September 28, 1996, the Company has made no accrual for these incentives based on current estimates of financial goals.

                                                                    Option Price                     Available
                                                                     Per Share        Outstanding    for Grant
At October 1, 1994                                                 $2.75 to $8.37       178,000       230,000
Granted                                                            4.69 to  5.13          9,000        (9,000)
Exercised                                                               5.70            (22,000)
Terminated                                                                               (4,000)        4,000
At September 30, 1995                                              $2.75 to $8.37       161,000       225,000
Granted                                                            5.50 to  6.03         82,000       (82,000)
Exercised                                                          2.75 to  3.75        (15,000)
Terminated                                                                              (13,000)       13,000
At September 28, 1996                                              $2.75 to $8.37       215,000       156,000

SPAN-AMERICA MEDICAL SYSTEMS, INC.     18

11. INCOME TAXES
    Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's deferred tax liabilities and assets as of September 28, 1996 and September 30, 1995 are as follows:

                                1996          1995
Deferred tax liabilities:
  Depreciation               $  840,000    $  925,000
  Intangible assets             140,000       174,000
  Other                          77,000        88,000
Total deferred tax
  liabilities                 1,057,000     1,187,000
Deferred tax assets:
  Deferred compensation         433,000       461,000
  Net operating loss
     carryforwards                             13,000
  Accrued expenses              130,000        86,000
  Other                          63,000        57,000
Total deferred tax assets       626,000       617,000
Net deferred tax
  liabilities                $  431,000    $  570,000

    The Company made income tax payments, net of refunds, of $620,000, $657,000 and $985,000 in the 1996, 1995, and 1994 fiscal years, respectively.
    Federal and state income tax provisions consist of the following:

                      1996         1995        1994
Current:
  Federal           $ 416,000    $602,000    $778,000
  State                50,000      74,000     107,000
                      466,000     676,000     885,000
Deferred:
  Federal            (127,000)    (79,000)    (14,000)
  State               (12,000)    (10,000)     (5,000)
                     (139,000)    (89,000)    (19,000)
Income Tax
  Expense           $ 327,000    $587,000    $866,000

    Income tax expense differs from the amounts computed by applying the Federal tax rate to income before income taxes as follows:

                        1996       1995       1994
Computed tax at the
 statutory rate       $296,000   $532,000   $852,000
Increases
 (decreases):
  State income
     taxes, net of
     Federal
     tax benefit        25,000     43,000     69,000
  Tax-exempt
     investment
     income            (30,000)   (24,000)   (16,000)
  Other, net            36,000     36,000    (39,000)
Income tax expense    $327,000   $587,000   $866,000

12. EMPLOYEE BENEFIT AND INCENTIVE PLANS
    The Company has an employee savings and investment plan (401(k) plan) available to the Company's employees meeting eligibility requirements. The Company matches a percentage of the employee contributions, with certain limitations. Contributions by the Company amounted to approximately $52,000, $52,000, and $53,000 for the 1996, 1995, and 1994 fiscal years, respectively.
    The Company has an Employee Stock Ownership Plan (the "ESOP") for the benefit of employees of the Company who have completed one year of service with the Company and have attained age 21. Under the provisions of SOP 93-6, the Company's plan is "grandfathered" and therefore the Company accounts for the ESOP under SOP 76-3. In 1990, the ESOP borrowed $475,000 at the bank's prime rate in a 10 year loan which is guaranteed by the Company. The ESOP used the proceeds of the loan to purchase 100,000 shares of the Company's Common Stock from the former chairman of the board of the Company at a price of $4.75 per share, the average of the bid and asked prices on the day before the transaction. In 1992, the ESOP borrowed $228,750 at the bank's prime rate on a 10-year loan which is guaranteed by the Company. The proceeds were used to purchase an additional 15,000 shares of the Company's Common Stock from the former chairman of the

                                       19     SPAN-AMERICA MEDICAL SYSTEMS, INC.

board of the Company at a price of $15.25, the average of the bid and asked prices on the day of the transaction.
    The Company has reflected the guaranteed ESOP borrowings as long-term debt on its balance sheet. The ESOP borrowings are secured by the unallocated shares of Common Stock purchased. A corresponding amount of "Guaranteed ESOP Obligations" is recorded as a reduction of shareholders' equity. As the Company makes tax deductible contributions to the ESOP to make the principal and interest payments on the loan, shares acquired with the loan proceeds are allocated to ESOP participants and both the liability and the amount in shareholders' equity are reduced. At September 28, 1996, 72,125 of the original shares acquired had been allocated to the participants of the Company's ESOP. The Company's contributions to the ESOP were approximately $99,000 in 1996, $88,000 in 1995, and $85,000 in 1994. Interest payments for fiscal 1996, 1995 and 1994 of approximately $28,000, $35,000, and $32,000 respectively, were partially funded by dividends received by the ESOP of approximately $18,000
(1995) $17,000 (1994).
    In September 1996, the Board of Directors voted to terminate the ESOP effective September 30, 1996, the end of the 1996 plan year. In connection with this termination all shares allocated to the participants as of September 30, 1996 will be distributed to the participants. All participants will become fully vested as of that date. All unallocated shares of common stock will be sold and the proceeds will be used to reduce the principal balance of the loans. Therefore, the entire balance of the guaranteed ESOP borrowings have been classified as current on the Company's balance sheet.

13. RELATED PARTY TRANSACTIONS
    The Company has patents and patent rights acquired from its former chairman of the board of directors and major shareholder. As consideration, the Company paid royalties equal to three percent of gross sales on all manufactured products covered by the patents through December 1995. For the 1996, 1995, and 1994 fiscal years, royalties totaled approximately $15,000, $55,000 and $56,000, respectively.
    The Company paid approximately $68,000 in 1996, $41,000 in 1995 and $48,000 in 1994 in legal fees to a firm having a member who is also a director of the Company.
    In fiscal 1994 the Company purchased and retired 57,000 shares of its common stock from the retired chief executive officer at a market value of approximately $300,000.

14. MAJOR CUSTOMERS
    The Company has a business relationship with a customer to distribute certain of its foam and flexible packaging health care products to hospitals throughout the United States. Sales generated by this customer amounted to approximately 10% of net sales in fiscal 1996, 13% in 1995, and 25% in 1994.
    The Company has a business relationship with another customer to distribute certain of its consumer products. Sales to this customer for the 1996, 1995 and 1994 fiscal years amounted to approximately 13%, 14% and 13% of the Company's net sales, respectively.

15. OPERATIONS AND INDUSTRY SEGMENTS
    The Company operates in four industry segments: medical, consumer, industrial and contract packaging. These industry segments correspond to the markets in the United States for which the Company manufactures and distributes its polyurethane foam and contract packaging products.
    The following table summarizes certain information on industry segments:

SPAN-AMERICA MEDICAL SYSTEMS, INC.     20

                                                                                 Years Ended
                                                                SEPTEMBER 28,    September 30,    October 1,
                                                                    1996             1995            1994
Net Sales:
  Medical foam                                                   $14,077,224      $13,585,122     $14,774,709
  Consumer foam                                                    7,489,833        6,939,897       6,662,217
  Industrial foam                                                  3,253,232        3,563,206       2,710,248
  Contract Packaging                                               6,653,537        6,288,017       6,981,482
Total                                                            $31,473,826       30,376,242     $31,128,656
Operating Profit:
  Medical foam                                                   $ 1,011,870      $ 1,496,028     $ 2,375,364
  Consumer foam                                                     (137,870)        (116,979)        250,358
  Industrial foam                                                     78,022          328,789         289,112
  Contract Packaging                                                 238,764          211,076         (65,900)
Total                                                            $ 1,190,786      $ 1,918,914     $ 2,848,934

Corporate expense                                                   (607,232)        (664,939)       (566,652)
Interest expense                                                     (29,170)         (17,313)        (18,210)
Other income                                                         317,670          328,421         242,110
Income before income taxes                                       $   872,054      $ 1,565,083     $ 2,506,182
Identifiable assets:
  Medical foam                                                   $ 8,156,756      $ 5,859,805     $ 5,615,410
  Consumer foam                                                    3,626,439        3,141,929       3,345,582
  Industrial foam                                                    924,348        1,308,267       1,134,857
  Contract Packaging                                               5,133,711        5,166,317       5,625,619
  Corporate                                                        3,239,341        5,137,385       4,292,597
                                                                 $21,080,595      $20,613,703     $20,014,065
Depreciation and amortization expense:
  Medical foam                                                   $   412,704      $   392,210     $   413,334
  Consumer foam                                                      219,049          189,370         140,423
  Industrial foam                                                     41,598           60,181          47,296
  Contract Packaging                                                 426,737          479,378         521,131
  Corporate                                                            5,799            1,968           5,202
                                                                 $ 1,105,887      $ 1,123,107     $ 1,127,386
Capital expenditures:
  Medical foam                                                   $   139,985      $    95,819     $   104,496
  Consumer foam                                                      215,808           67,206         370,803
  Industrial foam                                                     32,965           14,115          17,559
  Contract Packaging                                                  61,843           26,772          46,858
                                                                 $   450,601      $   203,912     $   539,716

                                       21     SPAN-AMERICA MEDICAL SYSTEMS, INC.

    Total sales by industry segment includes sales from unaffiliated customers, as reported in the Company's statements of income. In computing operating profit, non-allocable general corporate expenses, interest expense, other income and income taxes are not included, while certain corporate operating expenses incurred for the benefit of all segments are included on an allocated basis.
    Identifiable assets are those assets that are used in the operations of each segment on an allocated basis. Amounts shown for corporate assets consist primarily of cash, marketable securities and cash surrender value of life insurance.
    The Company has three customers whose sales represent a significant portion of sales in their respective business segments. Sales to one of these customers was in excess of 23% in 1996, 27% in 1995, and 53% in 1994 of net sales in the medical segment. Sales to another customer accounted for 55% of net sales in the consumer segment in 1996, 64% of net sales in 1995, and approximately 61% in 1994. Sales to a third customer accounted for approximately 29% of net sales in the contract packaging segment in 1996, 25% in 1995 and 22% in 1994.

16. OPERATING LEASES
    The Company leases truck equipment and manufacturing and warehousing facilities located in South Carolina and California. All of the leases require the Company to pay insurance and maintenance costs.
    Rental expense for all operating leases was $331,000 (1996), $327,000 (1995) and $367,000 (1994).
    Future minimum lease payments under noncancelable operating leases with initial terms of one year or more consisted of the following at September 28, 1996:

1997                                         $295,000
1998                                           47,000
                                             $342,000

17. CONTINGENCIES
    From time to time the Company is a defendant in legal actions involving claims arising in the normal course of business. The Company believes that, as a result of legal defenses, insurance arrangements and indemnification provisions with parties believed to be financially capable, none of these actions should have a material effect on its operations or financial condition.

SPAN-AMERICA MEDICAL SYSTEMS, INC.     22

                               REPORT OF ERNST & YOUNG LLP, INDEPENDENT AUDITORS

SHAREHOLDERS AND BOARD OF DIRECTORS
SPAN-AMERICA MEDICAL SYSTEMS, INC.

    We have audited the accompanying balance sheets of Span-America Medical Systems, Inc. as of September 28, 1996 and September 30, 1995 and the related statements of income, shareholders' equity, and cash flows for each of the three years in the period ended September 28, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

    In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Span-America Medical Systems, Inc. at September 28, 1996 and September 30, 1995, and the results of its operations and its cash flows for each of the three years in the period ended September 28, 1996, in conformity with generally accepted accounting principles.

                                            (Signature of Ernst & Young LLP)
Greenville, S.C.
October 24, 1996

                                       23     SPAN-AMERICA MEDICAL SYSTEMS, INC.

CORPORATE DATA

DIRECTORS

Brien Laing
CHAIRMAN OF THE BOARD
RETIRED CORPORATE VICE PRESIDENT
BAXTER HEALTHCARE CORPORATION
DEERFIELD, ILLINOIS

Richard C. Coggins
CHIEF FINANCIAL OFFICER
TREASURER AND SECRETARY

Thomas F. Grady, Jr.
VICE PRESIDENT
INTERNATIONAL PAPER
MONTVALE, NEW JERSEY

Thomas D. Henrion
PRESIDENT AND CHIEF EXECUTIVE OFFICER
FOODSERVICE PURCHASING COOPERATIVE, INC.
LOUISVILLE, KENTUCKY

Douglas E. Kennemore, M.D.
NEUROSURGEON
GREENVILLE, SOUTH CAROLINA

J. Ernest Lathem, M.D.
RETIRED UROLOGICAL SURGEON
GREENVILLE, SOUTH CAROLINA

James M. Shoemaker, Jr.
MEMBER
WYCHE, BURGESS, FREEMAN & PARHAM, P.A.
GREENVILLE, SOUTH CAROLINA

Robert A. Whitehorne
SENIOR LECTURER & DIRECTOR OF
BUSINESS RELATIONS
GRADUATE SCHOOL OF BUSINESS
COLLEGE OF WILLIAM & MARY

OFFICERS
James D. Ferguson
PRESIDENT AND CHIEF EXECUTIVE OFFICER

Richard C. Coggins
CHIEF FINANCIAL OFFICER
TREASURER AND SECRETARY

Robert E. Ackley
VICE PRESIDENT - CONSUMER SALES

Melinda J. Gage
VICE PRESIDENT - HUMAN RESOURCES

Edmund K. Maier
VICE PRESIDENT - MARKETING/R&D

Clyde A. Shew
VICE PRESIDENT - MEDICAL SALES

CORPORATE OFFICE
Span-America
Medical Systems, Inc.
70 Commerce Center
Greenville, South Carolina 29615
(864) 288-8877

Mailing Address:
P.O. Box 5231
Greenville, SC 29606

STOCK INFORMATION
The Common Stock of Span-America
Medical Systems, Inc., is traded on the
National Market System under the
NASDAQ symbol SPAN.
STOCK TRANSFER AGENT
Wachovia Shareholder Services
P.O. Box 8218
Boston, MA 02266-8218
(800) 633-4236

Inquiries regarding stock transfers, lost certificates or address changes should be directed to the Stock Transfer Agent at the address above.

GENERAL COUNSEL
Wyche, Burgess, Freeman & Parham, P.A.
P.O. Box 728
Greenville, South Carolina 29602

AUDITORS
Ernst & Young LLP
P.O. Box 10647
Greenville, South Carolina 29603

STOCKHOLDER INQUIRIES
AND AVAILABILITY OF
FORM 10-K REPORT
A copy of the Company's Annual
Report on 10-K for the year ended
September 28, 1996 is available
without charge to shareholders upon
written request from the following:

Secretary
Span-America Medical Systems, Inc.
P.O. Box 5231
Greenville, South Carolina 29606

                                       24