Form 10-K, Exhibit 13
period 1997-10-27
SPAN AMERICA MEDICAL SYSTEMS INC
filed 1997-12-24
CIK 718924

SPAN-AMERICA MEDICAL SYSTEMS 1997 ANNUAL REPORT

                                  any
                                    Surface.        (picture appears here.)


                                    any Seat.       (picture appears here.)



                                   any Site.         (picture appears here.)


                                  any
                                    Setting.          (picture appears here.)

about the company


Span-America Medical Systems, Inc. manufactures and markets products to the health care industry for the prevention and treatment of pressure ulcers. The Company is also a manufacturer and marketer of foam and contract packaging products for the consumer and industrial markets. Span-America's stock trades on the Nasdaq National Market tier of The Nasdaq Stock Market under the symbol SPAN.




financial summary





            (Amounts in thousands except per share and percent data)

                                               1997         1996       % Change
--------------------------------------------------------------------------------

Net sales                                     34,116       31,474           8%
Operating income                               2,181          584         273%
Net income                                     1,612          545         196%
Net income per share                             .51          .17         200%
Return on net sales                              4.7%         1.7%         -


Cash flow from operations                      4,669         (514)      1,008%
Working capital                                9,393        8,180          15%
Total assets                                  22,626       21,081           7%
Shareholders' equity                          16,980       16,019           6%
Return on average shareholders' equity           9.8%         3.5%          -


table of contents

Letter to Shareholders                                                  1
Selected Financial Information                                          6
Quarterly FinancialData                                                 7
Management's Discussion and Financial Analysis                          8
Balance Sheets                                                         11
Statements of Income                                                   12
Statements of Shareholders' Equity                                     13
Statements of Cash Flows                                               14
Notes to Financial Statements                                          15
Report of Independent Auditors                                         22
Directors and Officers                                                 23
Corporate Data                                                         24
letter to shareholder / 1


(any surface appears here
with picture.)


Major R&D advancements give the re-tooled PressureGuard(R) Series added performance and flair, while its modularized components improve manufacturing efficiencies and inventory control.

To Our Shareholders:

1997 was a great year for Span-America. We had a record year in sales and the second best year ever in earnings. We attribute the turnaround to a new spirit of enthusiasm and teamwork that permeates Span-America. All employees, from manufacturing, to sales, to the management team contributed to our success.

We finished fiscal 1997 with sales of $34.1 million, up 8% over last year's sales of $31.5 million. Earnings rose 196% to $1.6 million, or $.51 per share, compared with $545,000, or $.17 per share last year. In short, we combined higher sales with lower expenses to generate solid earnings performance.

We began 1997 with goals in three simple but critical areas: profitability, stability, and new products. After several years of declining earnings, our first priority was to restore Span-America to a reasonable level of profitability - to rebuild the foundation for growth. We cut unproductive expenses and refocused our sales and marketing efforts. The result was an almost tripling of profits over the previous year. We achieved stability by setting a plan and sticking to it. We made no major organizational or compensation changes. We kept our promises. The payoff came in the form of focused, motivated employees concentrating on the job at hand. In the area of new products, we introduced a line of three therapeutic foam mattresses and a new positioning seat cushion. Sales of these products got off to a good start in fiscal 1997, and we expect them to continue to grow in future years.

Review of Business Segments
Our medical business unit performed very well in fiscal 1997. Sales were up 8% to $15.3 million. The product line leaders were overlays, positioners, and foam mattresses. Sales of our dynamic mattresses were down again in 1997 because of the Medicare reimbursement change that took place in January 1996. We are encouraged, however, that sales of dynamic mattress products began to improve in our fourth fiscal quarter. We believe the Medicare change has now been fully absorbed in the marketplace, and we hope to see a turnaround in dynamic mattress sales in fiscal 1998.


New multi-phase retail
MEDICAL PRODUCT line paves the way for           (picture of medical products
entry into emerging consumer                      appears here.)
 oriented, non-traditional MEDICAL markets.

letter to shareholder / 2

Re-freshing the medical line - including several new products and design               (picture of medical products
upgrades of existing products - has yielded more feature-rich versions of proven        appears here.)
performers while increasing profit margins and cutting manufacturing cost.

Strengthened,
reconfigured North American sales force includes more efficient geographic            (map appears here with the
regional coverage via new hires in key areas.                                         following copy):
                                                                                      Sales Representation
The growth of our medical foam products this year was driven by our partnerships      Manufacturing Plants
with several national distributors. We have focused our sales efforts on              Corporate Headquarters
profitability and on business- to-business selling to a select group of key national distributors and customers. With these customers, we promoted our marketing vision of "any surface, any seat, any site, any setting," which refers to our comprehensive line of clinically effective surface, seating, and positioning products. We have geared our sales organization and distribution network to follow patients, our ultimate customers, as they migrate from traditional acute care hospitals to alternate site and home care settings. We have successfully sold our products on the basis of their clinical effectiveness, and we will continue to strengthen our clinical approach through continuing education programs and additional clinical studies.

The consumer business unit enjoyed a record sales year in fiscal 1997. Consumer sales increased 22% to $9.1 million from $7.5 million in fiscal 1996. Most of the growth came in our line of convoluted foam mattress pads as a result of several successful promotions with existing customers during the year. We also benefited from sales of private- label products manufactured for Glenoit Mills and Graco Children's Products. These OEM products were produced using manufacturing technology originally developed for our TerryFoam product line. We are pleased to offer these process capabilities to new customers.

We believe the foam portion of the consumer business profited from a shift in strategy during fiscal 1997. Early in the year, we decided to focus on cultivating strategic partnerships with selected distributors and wholesalers rather than trying to sell our foam pads and pillows directly to retailers. This strategy change was not the sole reason for the improvement in the consumer business, but it allowed us to concentrate on our strengths. We also developed a new covered mattress overlay for the consumer market, which combines the comfort of foam with a fabric cover to enhance the traditional quilted mattress protector. The product will be marketed in early fiscal 1998 under Springs Industries' Wamsutta(R) brand.




letter to shareholders / 3

Sales to Top 10
Medical Customers
Dollars in Thousands

(graph appears here with the following plot points.)


          8,952    11,359

          FY1996   FY1997

A concentrated effort to
broaden its distributor base
has paid off handsomely for the
 Medical segment:
Of the top ten medical customers
represented here, only three were
doing significant business
with Span-America
before 1994.

(picture of medical products appears here.)


Sales in the industrial business grew slightly in fiscal 1997 to $3.3 million, a 2% increase over the previous year. Although growth was low last year, we believe the industrial segment has excellent future potential. In this part of our business, we are offering customers specialized, high quality fabricating capabilities. In the past, our industrial segment supplied only foam products, but we have now demonstrated that our manufacturing processes can be successfully used on other packaging materials as well. For example, we purchased a new machine in late fiscal 1997 to produce a variety of plastic packaging components for Fuji Photo Film in Greenwood, South Carolina. We expect these new products to be meaningful contributors to industrial sales in fiscal 1998. In general, we continue to seek long-term supply relationships with well-established companies who value our emphasis on quality, service and customer support. In the contract packaging business, sales were down by 4% to $6.4 million during fiscal 1997. The decline reflects our continued shift away from medical disposable products toward consumer-related products where we can provide more value-added services. We enjoyed healthy increases in business with customers like Allergan, Bausch & Lomb, and Schering-Plough during the year. We also gained several new pieces of business in our third and fourth fiscal quarters, which should contribute to sales growth in fiscal 1998.

J. Ernest Lathem
Elected Board Chairman

We are pleased to report that the Board recently elected Dr. Ernie Lathem as its chairman, beginning January 1, 1998. He will succeed Brien Laing who has been the Company's chairman since late 1993. Mr. Laing initiated the appointment of a new chairman to provide a smooth leadership transition prior to his anticipated retirement from the Board in 1999. Mr. Laing will continue to serve as director until the 1999 shareholders' meeting.


The Contract Packaging segment continues to benefit from a customer shift toward leading marketers of consumer-oriented products.

letter to shareholder/4

(major corporations icon appears here w/ any Site.)

FUJIFILM

FRIGIDAIRE COMPANY

KEMET ELECTRONICS CORPORATION

DUPONT

IBM

PERCEPTION AQUATERRA






Dr. Lathem has been a director of Span-America since 1996 and has served as vice-chairman since mid 1997. He retired in 1993 from 28 years in the private practice of urological surgery in Greenville, SC. He serves as a director of Southern National Corporation and one of its subsidiaries, BB&T of South Carolina. Additionally, he serves as director of several closely held companies.

Strategy for the Future

Looking forward to fiscal 1998 and beyond, we are optimistic about Span-America's future. Our primary strategic focus will continue to be on the medical business. Span-America's medical business currently participates in only one segment of the wound management market: providing surface, seating, and positioning products designed to prevent or promote the healing of pressure ulcers. We see opportunities for new products in this market and for growth of our existing products, particularly as the U.S. population ages. But we also see potential opportunities to expand our medical business in other parts of the wound management market, including the areas of skin care, wound care, and nutrition. We have no immediate plans to enter these new markets, but we will be evaluating opportunities for growth as part of our ongoing strategic planning process.

Although the medical business will be the core of Span-America, we will continue to participate in the consumer, industrial and contract packaging markets as long as we can do so profitably. But it will not be business as usual for our non-medical segments. We will leverage our competencies in medical product development and manufacturing technologies by seeking profitable applications of these products and processes in other markets. The new project with Fuji Photo Film is a good example of this strategy at work. Our medical business has given us skills at cutting products with exacting tolerances in a clean manufacturing environment. We can use these same capabilities to produce high quality plastic packaging components for Fuji. In simple terms, we are expanding on what we do best.
We will also continue to emphasize new product development.  Already in the

The success of the Industrial segment has hinged on developing strong relationships with major corporations who value Span-America's manufacturing expertise.

letter to shareholder/5

LOUISVILLE BEDDING            OBUSFORME(R)


GRACO                         PILLOWTEX
CHILDREN'S PRODUCTS INC.      ALL THE COMFORTS OF HOME. TM


A shift in the Consumer segment away from direct selling and toward partnerships with established players in the market has fueled growth in both sales dollars and profit margins.

Span-America's recent development efforts have extended beyond its core medical products to include specialty items like this upscale mattress overlay, scheduled for introduction into the Consumer market in 1998.

(picture of a bedding product appears here.)



We will also continue to emphasize new product development. Already in the first quarter of fiscal 1998 we have introduced a completely reengineered line of PressureGuard mattresses. This includes the introduction of the new PressureGuard Site Select mattress which offers programmable, pendant controlled pressure selection in four different zones within the mattress. We also recently introduced a line of retail medical foam products which will be marketed to home medical equipment dealers in the U.S. In the consumer business, we expect to begin shipping the new fabric covered foam mattress protector in early 1998. In addition, we are working with a consumer mattress company on the development of a new bedding product. In the contract packaging business, we will be manufacturing new products for several large consumer products companies.

Our operating goals for fiscal 1998 will again be simple: profitability, sales growth, and improved technology. We believe that increased profitability and return to shareholders is our first responsibility. We made great progress on this front in 1997, but we recognize the need for sales growth to generate sustained profit growth. We will also invest in new technology in fiscal 1998. We plan to significantly enhance the electronic components of our computer aided manufacturing equipment, automate two key manufacturing processes, upgrade our internal computer systems, and increase our investment in people and equipment for R & D.

In fiscal 1998, we will continue to build on the successes we had in 1997 while we lay the foundation for future growth. We have a motivated team of employees, excellent products, and many opportunities in dynamic markets. We look forward to reporting to you on our progress.

Sincerely,


/s/ Jim Ferguson
James D. Ferguson
President and Chief Executive Officer

/s/ Brien Laing
Brien Laing
Chairman
selected financial information/6

Five-Year Financial Summary
(Amounts in thousands, except per share and employee data)

                                                                1997          1996         1995         1994         1993*
---------------------------------------------------------------------------------------------------------------------------
For the year:
   Net sales                                                  $  34,116    $  31,474    $  30,376    $  31,129    $33,265
   Gross profit                                                   9,154        8,177        8,359        9,007      9,527
   Operating income                                               2,181          584        1,254        2,282      1,596
   Net income                                                     1,612          545          978        1,640      1,095
   Cash flow from operations                                      4,669         (514)       1,551        2,015      2,689
   Capital expenditures                                             555          451          204          540        727

Earnings per share:
   Net income                                              $       0.51      $  0.17      $  0.30      $  0.49    $  0.31
   Cash dividends declared                                         0.10         0.10         0.10         0.10       0.10

At end of year:
   Working capital                                            $   9,393    $   8,180    $   8,541    $   7,652    $ 7,671
   Property & equipment - net                                     4,722        5,074        5,457        6,251      6,689
   Total assets                                                  22,626       21,081       20,614       20,014     20,577
   Long-term debt                                                     0            0          286          357        428
   Shareholders' equity                                          16,980       16,019       15,435       14,919     14,983
   Book value per share                                            5.43         4.94         4.86         4.62       4.26
   Number of employees                                              255          256          250          235        250

Key ratios:
   Current ratio                                                    3.3          3.4          3.8          3.7        3.5
   Long-term debt to total capital                                  0.0%         0.0%         1.8%         2.3%       2.7%
   Return on net sales                                              4.7%         1.7%         3.2%         5.3%       3.3%
   Return on average shareholders' equity                           9.8%         3.5%         6.4%        11.0%       7.7%
   Return on average total assets                                   7.4%         2.6%         4.8%         8.1%       5.6%



* Fiscal 1993 includes an after-tax charge of $623,000 or $.18 per share, related to the retirement of the Company's former chairman and chief executive officer. See Note 9 in Notes to Financial Statements.

(graph appears here with the following plot points.)


Net Sales                      93         94        95       96      97
(In Thousands)                 33,265     31,129   30,367   31,474   34,116

Net Income                     93         94        95       96      97
(In Thousands)                 1,095      1,640     978      545     1,612

Earnings Per Share             93         94        95       96      97
(In Cents Per Share)           31         49        30       17      51
quarterly financial data/7

Quarterly Financial Data
(Unaudited)
(Amounts in thousands, except per share data)

                                                                First        Second        Third       Fourth        Year
---------------------------------------------------------------------------------------------------------------------------
For Fiscal 1997
  Net sales                                                   $   7,739    $   8,561    $   8,707     $  9,109     $34,116
  Operating income                                                  476          562          547          596       2,181
  Net income                                                        350          399          399          464       1,612
  Earnings per share                                               0.11         0.12         0.13         0.15        0.51
  Stock price data
     High                                                             5            5 29/32      5 5/8        6 1/4       6 1/4
     Low                                                              4            4            4 1/2        4 1/2       4
For Fiscal 1996
  Net sales                                                   $   7,049    $   7,471    $   8,753     $  8,201     $31,474
  Operating income (loss)                                           365         (139)         169          189         584
  Net income (loss)                                                 280          (45)         154          156         545
  Earnings per share                                               0.09        (0.01)        0.05         0.05        0.17
  Stock price data
     High                                                             6 3/8        7            7            6 7/16      7
     Low                                                              4 5/8        6            4 5/8        4  1/4      4 1/4


The Company's common stock trades on the Nasdaq National Market tier of The Nasdaq Stock Market under the symbol SPAN.

At September 27, 1997, there were 3,125,338 common shares outstanding. As of December 5, 1997, there were approximately 415 shareholders of record and approximately 1,400 beneficial shareholders. The closing price of Span America's stock on December 5, 1997, was $7 5/8.

In November 1991, the Board of Directors authorized a quarterly cash dividend of $.025 per share. Future dividend payments will depend upon the Company's earnings and liquidity position.

(graph appears here with the following plot points.)

Working Capital                 93      94     95     96     97
(In Thousands)                  7,671   7,652  8,541  8,180  9,393

Cash Flow From Operations        93     94     95     96     97
(In Thousands)                   2,689  2,015  1,551  (514)  4,669

Shareholders' Equity             93     94     95     96     97
(In Thousands)                   14,983 14,919 15,435 16,019 16,980
management's discussion and financial analysis/8

Results of Operations Fiscal 1997 vs. 1996

SUMMARY
Net sales increased 8% to $34.1 million in fiscal 1997 compared with $31.5 million in fiscal 1996. This increase in revenues resulted from growth in medical, consumer and industrial foam products. Sales of contract packaging products declined compared with the prior year. Net income for fiscal 1997 rose 196% to $1.6 million, or $0.51 per share, compared with earnings of $545,000, or $0.17 per share, in fiscal 1996. The Company's improved earnings were due to higher sales volume combined with an 8% decrease in selling, marketing and administrative expenses compared with the prior year.

SALES
The Company's medical sales increased by 8% during fiscal 1997 to $15.3 million compared with $14.1 million in fiscal 1996. The increase was the result of higher volumes of the Company's mattress overlays, patient positioners, and static replacement mattresses. Management expects that medical sales will increase slightly during fiscal 1998.

Consumer product sales increased 22% during fiscal 1997 to $9.1 million from $7.5 million in fiscal 1996 resulting from higher sales volumes of convoluted foam mattress pads and private label products. Management believes that consumer sales in fiscal 1998 will be similar to those of fiscal 1997.

Sales of industrial foam products increased by 2% during fiscal 1997 to $3.3 million. The increase was primarily the result of higher unit sales to existing customers. Management expects that industrial foam sales in fiscal 1998 will be higher than in fiscal 1997.

The Company's contract packaging sales decreased by 4% during fiscal 1997 to $6.4 million compared with $6.7 million in fiscal 1996 due mainly to lower volumes of certain medical disposable products. Contract packaging sales are expected to increase slightly during fiscal 1998.

GROSS PROFIT
The Company's gross profit increased by 12% to $9.2 million during fiscal 1997 from $8.2 million in fiscal 1996. The gross profit margin percentage increased slightly to 26.8% in fiscal 1997 from 26.0% in fiscal 1996. The increases in gross profit level and gross margin percentage during fiscal 1997 were caused by the higher sales volume and a slightly lower rate of increase in manufacturing costs. Management expects the gross margin percentage during fiscal 1998 to increase slightly compared with fiscal 1997.

S G & A EXPENSES
Sales and marketing expenses decreased 11% to $4.5 million, or 13.3% of sales, in fiscal 1997 compared with $5.1 million, or 16.2% of sales, in fiscal 1996. The decreases occurred primarily in travel, compensation, and consumer marketing expenses. Management expects that total sales and marketing expenses in fiscal 1998 will be higher than 1997 levels.

General and administrative expenses declined by 3% to $2.4 million in fiscal 1997 compared with $2.5 million in fiscal 1996 due primarily to the termination of the Company's ESOP and to smaller reductions in various administrative expense categories. General and administrative expenses for 1998 are expected to be higher than 1997 levels.

OTHER
Non-operating income increased by 25% to $398,000 in fiscal 1997 compared with $318,000 in fiscal 1996. The majority of the increase was due to a gain on the sale of equipment and higher interest income on marketable securities. Management expects non-operating income in fiscal 1998 to be less than that of fiscal 1997.

During fiscal 1997, the Company paid dividends of $320,242, or 20% of net income, for the year. This amount represented four quarterly dividends of $.025 per share.

The statements contained in "Results of Operations" and "Liquidity and Capital Resources" which are not historical facts are forward-looking statements that involve risks and uncertainties. Management wishes to caution the reader that these forward-looking statements such as the Company's expectations for future sales increases or expense reductions compared to previous periods are forecasts. Actual events or results may differ materially as a result of risks facing the Company. Such risks include but are not limited to: the loss of a major distributor of the Company's medical or consumer products, the inability to achieve anticipated management's discussion and financial analysis/9 sales volume of medical products, changes in relationships with large customers, the impact of competitive products and pricing, government reimbursement changes in the medical market, D. A. regulation of medical device manufacturing, raw material cost increases, and other risks referenced in the Company's Annual Report on Form 10-K.

Results of Operations Fiscal 1996 vs. 1995

SUMMARY
Net sales for fiscal 1996 increased 4% to $31.5 million compared with $30.4 million in fiscal 1995. This increase in revenues resulted from growth in medical, consumer and contract packaging products. Sales of industrial foam products declined compared with the prior year. Net income decreased to $545,000, or $.17 per share, during fiscal 1996 compared with $978,000, or $.30 per share, in fiscal 1995. The earnings decline was caused by a less profitable product mix and higher selling and marketing expenses.

SALES
The Company's medical sales increased by 4% during fiscal 1996 to $14.1 million compared with $13.6 million in fiscal 1995. The increase was the result of higher unit volume of foam overlays and positioners, which offset a decrease in mattress sales. Sales of the Company's dynamic mattress products were affected by a tightening of Medicare reimbursement criteria, which became effective on January 1, 1996.

The Company's consumer product sales increased 8% during fiscal 1996 to $7.5 million from $6.9 million in fiscal 1995 due to sales of a new bathmat product.

Sales of industrial foam products decreased by 9% during fiscal 1996 to $3.3 million from $3.6 million in fiscal 1995. The decrease was primarily the result of lower sales to existing customers in the first and second quarters of the year.

The Company's contract packaging sales increased by 6% during fiscal 1996 to $6.7 million compared with $6.3 million in fiscal 1995 due to a higher demand for contract packaging products.

GROSS PROFIT
The Company's gross profit decreased by 2% to $8.2 million during fiscal 1996 from $8.4 million in fiscal 1995. The gross profit margin percentage declined slightly to 26.0% in fiscal 1996 from 27.5% in fiscal 1995. The reduction in gross profit level and gross margin percentage during fiscal 1996 was due to a less profitable product mix and higher manufacturing costs.

S G & A EXPENSES
Sales and marketing expenses increased 11% to $5.1 million, or 16.2% of sales, in fiscal 1996 compared with $4.6 million, or 15.1% of sales, in fiscal 1995. The majority of the increase was caused by the implementation of new marketing programs for the Company's medical mattress products.

General and administrative expenses declined by 1% to $2.5 million in fiscal
1996.

OTHER
Non-operating income decreased by 3% to $318,000 in fiscal 1996 compared with $328,000 in fiscal 1995. The majority of the decrease was due to lower interest income.

During fiscal 1996, the Company paid dividends of $323,224, or 59% of net income, for the year. This amount represented four quarterly dividends of $.025 per share.


Liquidity and Capital Resources
The Company generated cash from operations of approximately $4.7 million during fiscal 1997, which was used to fund its investing and financing activities. Cash flow was unusually high during fiscal 1997 because of larger than normal decreases in accounts receivable and inventory balances during the year. Management expects cash flow from operations in fiscal 1998 to be lower than the 1997 level.

The Company's working capital increased 15% in fiscal 1997 to $9.4 million compared with $8.2 million at the end of the prior year. The current ratio of 3.3 remained approximately level for the fiscal years ended 1997 and 1996.

Accounts receivable, net of allowances, decreased 14% during fiscal 1997 to $4.9 million compared with $5.7 million at the end of fiscal 1996. The Company's average collection time decreased management's discussion and financial analysis/10 to 57 days during fiscal 1997 compared with 59 days in fiscal 1996. Management expects collection times to be similar in fiscal 1998 to those in 1997. All of the Company's accounts receivable are unsecured.

Inventory decreased by 11% during fiscal 1997 to $3.1 million from $3.5 million at the end of fiscal 1996. The decrease was due mainly to planned reductions in medical and consumer raw material inventory. Management expects inventory levels in fiscal 1998 to be slightly higher than those of fiscal 1997.

Net property and equipment decreased by approximately $350,000, or 7%, during fiscal 1997. The change resulted primarily from the combination of capital expenditures of $555,000 and normal depreciation expense. Management expects that capital expenditures during fiscal 1998 will be similar to those incurred during fiscal 1997.

The Company's trade accounts payable increased 12% to $2.4 million in fiscal 1997 compared with $2.1 million at the end of fiscal 1996. The increase was due mainly to normal monthly fluctuations in accounts payable balances. Accrued and sundry liabilities increased by 82% to $1.8 million in fiscal year 1997. The change in accrued liabilities was mainly attributable to higher accrued incentive compensation, warranty reserves, income taxes payable, and accrued medical insurance at year-end 1997.

Management believes that funds on hand, funds generated from operations, and funds available under the Company's $2.5 million unused line of credit are adequate to finance operations and expected capital requirements during fiscal 1998.

IMPACT OF INFLATION
Inflation was not a significant factor for the Company during fiscal 1997. Higher inflation rates could impact the Company through higher manufacturing costs. The Company's profit margin could be adversely affected to the extent that the Company is unable to pass cost increases along to its customers due to competitive conditions.

YEAR 2000
The Company has assessed the potential impact of the year 2000 on its key financial, operations and information systems. Management does not believe that the Company will encounter significant systems problems related to the year 2000. The financial impact of making required systems changes is not expected to be material to the Company's financial position, results of operations or cash flows. Management expects that system changes for year 2000 compliance will be completed during fiscal 1998.


IMPACT OF SFAS 128
In February 1997, the Financial Accounting Standards Board issued Statement No. 128, "Earnings per Share", which must be adopted by the Company and reflected in its financial statements for the periods ending on or after December 27, 1997. Beginning in the first quarter of fiscal 1998, the Company will be required to change the method currently used to compute earnings per share and to restate all prior periods. Under the new requirements for calculating primary earnings per share, the dilutive effect of stock options will be excluded.

The impact of Statement 128 is not expected to result in a change to primary earnings per share for fiscal years 1997 or 1996. Fully diluted earnings per share for fiscal 1997 would decrease by $.01 per share and would not change for fiscal 1996.

balance sheets/11


Balance Sheets
                                                                                           September 27,    September 28,
                                                                                               1997             1996
                                                                                  -------------------------------------------
Assets
Current assets:
    Cash and cash equivalents                                                             $   1,605,474     $    925,370
    Securities available for sale (Note 3)                                                    3,493,430        1,194,068
    Accounts receivable, net of allowances of
        $640,000 (1997) and $419,000 (1996)                                                   4,914,460        5,733,810
    Inventories (Note 4)                                                                      3,076,329        3,463,637
    Prepaid expenses and deferred income taxes                                                  419,044          226,959
                                                                                 -------------------------------------------
Total current assets                                                                         13,508,737       11,543,844

Property and equipment, net (Note 5)                                                          4,721,580        5,074,106
Cost in excess of fair value of net assets
    acquired, net of accumulated amortization
    of $438,073 (1997) and $290,650 (1996)                                                    2,513,823        2,491,635
Other assets (Note 6)                                                                         1,882,174        1,971,010
                                                                                 --------------------------------------------
                                                                                           $ 22,626,314      $21,080,595

Liabilities and Shareholders' Equity Current liabilities:
    Accounts payable                                                                       $  2,364,097      $ 2,117,643
    Accrued and sundry liabilities (Note 7)                                                   1,751,310          960,011
    Current portion of debt (Note 8)                                                               -             286,344
Total current liabilities                                                                     4,115,407        3,363,998

Deferred income taxes (Note 11)                                                                 457,000          540,000
Deferred compensation (Note 9)                                                                1,074,398        1,157,282
Shareholders' equity (Note 10)
    Common stock, no par value; 20,000,000 shares
        authorized; issued and outstanding shares
        3,125,338 (1997) and 3,241,042 (1996)                                                 3,991,745        4,516,895
    Additional paid-in capital                                                                   53,160          145,834
    Retained earnings                                                                        12,934,604       11,642,930
                                                                                --------------------------------------------
                                                                                             16,979,509       16,305,659
    Less guaranteed ESOP obligations (Note 12)                                                        -          286,344
                                                                                --------------------------------------------
Total shareholders' equity                                                                   16,979,509       16,019,315
                                                                                           $ 22,626,314      $21,080,595
Contingencies (Note 17)


See accompanying notes.



statements of income/12

Statements of Income
                                                                                              Years Ended
                                                                             -------------------------------------------------
                                                                          September 27,    September 28,     September 30,
                                                                              1997             1996           1995
---------------------------------------------------------------------------------------------------------------------------
Net sales                                                                  $34,115,689       $31,473,826   $30,376,242
Cost of goods sold                                                          24,961,211        23,296,656    22,016,763
                                                                     -------------------------------------------------
Gross profit                                                                 9,154,478         8,177,170     8,359,479

Selling and marketing expenses                                               4,545,742         5,088,646     4,586,602
General and administrative expenses                                          2,428,184         2,504,970     2,518,902
                                                                        ------------------------------------------------------
                                                                             6,973,926         7,593,616     7,105,504
                                                                      ----------------------------------------------------
Income from operations                                                       2,180,552           583,554     1,253,975

Other (expense) income:
   Interest expense                                                                  -           (29,170)      (17,313)
   Investment income and other                                                 398,364           317,670       328,421
                                                                        ---------------------------------------------------------
                                                                               398,364           288,500       311,108
                                                                         ----------------------------------------------------

Income before income taxes                                                   2,578,916           872,054      ,565,083

Provision for income taxes (Note 11)                                           967,000           327,000       587,000
                                                                       ------------------------------------------------------
Net income                                                               $   1,611,916    $      545,054   $   978,083
                                                                       ======================================================

Earnings per share of common stock                                       $         .51    $          .17   $       .30

Weighted average shares outstanding                                          3,188,397         3,227,966     3,244,075
                                                                        =====================================================



See accompanying notes.

statements of shareholders' equity/13


Statements of Shareholders' Equity
                                                                      Additional                Guaranteed
                                                     Common Stock       Paid-in     Retained       ESOP
                                              Shares       Amount       Capital     Earnings    Obligation   Total
---------------------------------------------------------------------------------------------------------------------------
Balance at October 1, 1994                   3,226,997   $4,432,931    $ 145,834  $ 10,767,609  ($ 427,094)  $ 14,919,280
   Net income for the 1995 fiscal year                                                 978,083                    978,083
   ESOP loan repayments                                                                             70,375         70,375
   Common stock purchased and retired          (96,300)    (454,536)                                             (454,536)
   Common stock issued based on
     Healthflex acquisition agreement           37,740      210,852                                               210,852
   Cash dividends paid or declared
     ($.10 per share)                                                                 (324,592)                  (324,592)
   Common stock issued to Directors              7,000       35,875                                                35,875
---------------------------------------------------------------------------------------------------------------------------

Balance at September 30, 1995                3,175,437    4,225,122      145,834    11,421,100    (356,719)    15,435,337
   Net income for the 1996 fiscal year                                                 545,054                    545,054
   ESOP loan repayments                                                                             70,375         70,375
   Common stock purchased and retired           (5,566)     (33,484)                                              (33,484)
   Common stock issued on exercise of
     stock options                              15,000       50,250                                                50,250
   Common stock issued to Directors              6,000       38,250                                                38,250
   Common stock issued based on
     Healthflex acquisition agreement           50,171      236,757                                               236,757
   Cash dividends paid or declared
     ($.10 per share)                                                                 (323,224)                  (323,224)
---------------------------------------------------------------------------------------------------------------------------

Balance at September 28, 1996                3,241,042    4,516,895      145,834    11,642,930    (286,344)    16,019,315
   Net income for the 1997 fiscal year                                               1,611,916                  1,611,916
   ESOP termination                            (42,875)    (193,670)     (92,674)                  286,344              -
   Common stock purchased and retired         (113,303)    (542,343)                                             (542,343)
   Common stock issued to Directors              9,000       41,250                                                41,250
   Common stock issued based on
     Healthflex acquisition agreement           31,474      169,613                                               169,613
   Cash dividends paid or declared
       ($.10 per share)                                                               (320,242)                  (320,242)
---------------------------------------------------------------------------------------------------------------------------

Balance at September 27, 1997                3,125,338   $3,991,745    $  53,160  $ 12,934,604   $       -   $ 16,979,509
---------------------------------------------------------------------------------------------------------------------------



See accompanying notes.

statements of cash flows/14



Statements of Cash Flows
                                                                                Years Ended
---------------------------------------------------------------------------------------------------------------------------
                                                                          September 27,    September 28,     September 30,
                                                                              1997             1996           1995
---------------------------------------------------------------------------------------------------------------------------
Operating activities:
Net income                                                                $ 1,611,916       $  545,054        $  978,083
Adjustments to reconcile net income to net cash
   provided by (used for) operating activities:
   Depreciation                                                               767,925          825,043           905,688
   Amortization                                                               311,267          280,844           217,419
   Provision for losses on accounts receivable                                217,000          113,000            24,000
   Provision for deferred income taxes                                       (247,000)        (139,000)          (89,000)
   (Gains)/Losses on sale and disposal of
     property, plant and equipment                                            (40,463)          15,475            28,807
   Gain on sale of other assets                                                                                   (3,640)
   Increase in cash value of life insurance                                    (4,954)         (98,737)         (235,740)
   Deferred compensation                                                     ( 82,884)         (61,236)           75,024
   Changes in operating assets and liabilities:
     Accounts receivable                                                      716,834       (1,390,242)         (587,571)
     Inventory                                                                387,308         (622,021)          (77,920)
     Prepaid expenses and other assets                                         (5,225)          17,616            90,366
     Accounts payable and accrued expenses                                  1,037,753              525           225,932
---------------------------------------------------------------------------------------------------------------------------

Net cash provided by/(used for) operating activities                        4,669,477         (513,679)        1,551,448

Investing activities:
Acquisition of Embracing Concepts, Inc.                                                       (592,435)
Purchases of marketable securities                                         (4,241,072)      (2,476,757)       (1,408,432)
Proceeds from sales of marketable securities                                1,962,226        4,145,785           513,707
Purchases of property, plant and equipment                                   (554,935)        (450,601)         (203,912)
Proceeds from sale of property,
  plant and equipment                                                          45,000                             63,200
Payments for other assets                                                     (51,663)        (122,881)          (55,779)
Proceeds from sale of other assets                                                                                 3,750
---------------------------------------------------------------------------------------------------------------------------
Net cash (used for)/provided by investing activities                       (2,840,444)         503,111         (1,087,466)

Financing Activities:
Dividends paid                                                               (320,242)        (323,224)         (324,592)
Common stock issued upon exercise of options                                                    50,250
ESOP termination                                                             (286,344)
Purchase and retirement of common stock                                      (542,343)         (33,484)         (454,536)
---------------------------------------------------------------------------------------------------------------------------
Net cash used for financing activities                                     (1,148,929)        (306,458)         (779,128)
Increase/(decrease) in cash and cash equivalents                              680,104         (317,026)         (315,146)
Cash and cash equivalents at beginning of year                                925,370        1,242,396         1,557,542
---------------------------------------------------------------------------------------------------------------------------
Cash and cash equivalents at end of year                                  $ 1,605,474       $  925,370        $1,242,396



See accompanying notes.

notes to financial statements/15


Notes to Financial Statements
September 27, 1997

1.  Significant Accounting Policies

DESCRIPTION OF BUSINESS
The Company manufactures and distributes replacement mattresses, mattress overlays, patient positioners and seating cushions for the medical market; pillows, cushions and mattress pads for the consumer market; various foam products for the industrial market; and contract packaging products for the medical and consumer markets throughout the United States and Canada. Receivables from the sale of such products are unsecured.

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

AMORTIZATION
Amortization is computed using the straight-line method. Costs of patents are amortized over periods ranging from 10 to 17 years, and trademarks are amortized over periods of 5 or 10 years. Loan costs are amortized using the straight-line method over the terms of the related debt. Costs in excess of the fair value of net assets acquired are amortized over 30-year and 10-year periods. Terminated contract rights are being amortized over the period expected to be benefited of 5 years. Accumulated amortization of intangible assets at September 27, 1997, and September 28, 1996, was approximately $1,020,000 and $1,008,000, respectively.

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

FISCAL YEAR
The Company's fiscal year ends on the Saturday nearest to September 30. The 1997, 1996 and 1995 fiscal years were all 52-week years.

CASH EQUIVALENTS
The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents. The Company maintains a centralized cash management program whereby its excess cash balances are invested in commercial paper and are considered cash equivalents. At times, cash balances in the Company's accounts may exceed federally insured limits.

INCOME TAXES
In accordance with SFAS No. 109, the liability method is used in accounting for income taxes. Under this method, deferred tax assets and liabilities are determined based on differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse.

USE OF ESTIMATES
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Although these estimates are based on management's knowledge of current events and actions it may undertake in the future, they may ultimately differ from actual results.

notes to financial statements/16

RECENT PRONOUNCEMENTS
In February 1997, the Financial Accounting Standards Board issued SFAS No. 128, "Earnings per Share", which must be adopted by the Company and reflected in its financial statements for the periods ending on or after December 27, 1997. At that time, the Company will be required to change the method currently used to compute earnings per share and to restate all prior periods. Under the new requirements for calculating primary earnings per share, the dilutive effect of stock options will be excluded.

The impact of SFAS 128 is not expected to result in a change in primary earnings per common share for fiscal year 1997 or 1996. Fully diluted earnings per share for fiscal 1997 would decrease by $.01 per share and would not change for fiscal 1996.

The Financial Accounting Standards Board has issued SFAS No. 130, "Reporting Comprehensive Income," which is effective for financial statements for fiscal years ending after December 31, 1997. This standard establishes standards for the reporting and display of comprehensive income which is defined under SFAS No. 130 as "the change in equity (net assets) during a period from transactions and other events and circumstances from nonowner sources." Under SFAS No. 130, the Company has several choices in the disclosure of the components of other comprehensive income. The Company will be required to include unrealized gains and losses on available for sale securities as a component of comprehensive income. The Company plans to implement SFAS No. 130 during the first quarter of fiscal year 1999, and management anticipates that such adoption will have no material effect on the Company's financial condition or results of operations.

The Financial Accounting Standards Board has also issued SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information," which is effective for financial statements for fiscal years beginning after December 15, 1997. This statement changes the reporting of segment information from the "industry segment approach" to a "management approach." Under this new approach the Company will be required to report financial and descriptive information about its operating segments in the same manner that management organizes the segments in order to make decisions and assess performance. Management feels that the Company's segment information shown in Note 15 meets the requirements under the new statement. Therefore, the implementation of SFAS No. 131 during the first quarter of fiscal 1999 will have no material effect on the Company's financial condition or results of operations.


2.  Acquisitions

On February 28, 1992, the Company acquired substantially all of the assets of Healthflex, Inc., a Vermont-based company which produced specialty mattress products used in the prevention and treatment of pressure ulcers. The Healthflex acquisition agreement (as amended) provided that the Company issue more shares of common stock as additional consideration depending on actual sales of Healthflex products and the market price of the Company's common stock when issued. The value of any subsequently issued shares was allocated to cost in excess of the fair value of net assets acquired. Accordingly, the Company issued 31,474 (1997), 50,171 (1996) and 37,740 (1995) shares of its common stock valued at $170,000, $237,000, and $211,000, respectively, resulting in corresponding increases in cost in excess of the fair value of the net assets acquired. No further consideration is required pursuant to the agreement.

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

notes to financial statements/17

3.  Securities Available for Sale

Securities available for sale are carried at the lower of aggregate cost or market.



The components of securities available for sale are as follows:

                                     1997          1996
--------------------------------------------------------------------------------
Commercial paper variable
   rate demand notes              $  3,001,708 $    700,395
U.S. government
   agency securities                 491,722       493,673
--------------------------------------------------------------------------------
                                 $ 3,493,430   $ 1,194,068


4.  Inventories

The components of inventories are as follows:

                                     1997          1996
-------------------------------------------------------------------------------
Raw materials                    $ 2,404,945   $ 2,788,443
Work in process                       32,918        28,043
Finished goods                       638,466       647,151
-------------------------------------------------------------------------------
                                 $ 3,076,329   $ 3,463,637


5.  Property and Equipment

Property and equipment, at cost, is summarized by major classification as follows:

                                     1997          1996
-------------------------------------------------------------------------------
Land                             $    317,343     $317,343
Land improvements                     240,016      240,016
Buildings                           3,613,966    3,613,966
Machinery and equipment             8,548,795    8,372,358
Furniture and fixtures                625,778      625,169
Vehicles                                9,520        9,520
Leasehold improvements                 66,006       92,420
-------------------------------------------------------------------------------
                                   13,421,424   13,270,792
Less accumulated depreciation       8,699,844    8,196,686
-------------------------------------------------------------------------------
                                 $  4,721,580  $ 5,074,106



6.  Other Assets

Other assets consist of the following:

                                     1997          1996
--------------------------------------------------------------------------------
Patents and trademarks,
   net of accumulated
   amortization of $581,501 in
   1997 and $478,077 in 1996     $   613,275   $   665,035
Cash value of life insurance       1,118,447     1,113,493
Terminated contract rights,
   net of accumulated
   amortization of $233,824
   in 1996                                 -        58,456
Other                                150,452       134,026
--------------------------------------------------------------------------------
                                 $ 1,882,174   $ 1,971,010


7.  Accrued and Sundry Liabilities

Accrued and sundry liabilities consist of the following:

                                     1997          1996
--------------------------------------------------------------------------------
Salaries, bonuses and
   other compensation            $   826,418   $   492,530
Federal and state
   income taxes                      165,830        15,822
Payroll taxes accrued
   and withheld                       63,492        18,428
Property taxes                       121,860       130,000
Medical insurance                    129,461        43,327
Customer refund due                  139,276             -
Customer deposits                     65,335        43,773
Royalties                             76,828        96,548
Other                                162,810       119,583
--------------------------------------------------------------------------------
                                 $ 1,751,310   $   960,011


8.  Long-Term Debt

At September 28, 1996, debt consisted of two ESOP notes payable to a bank (See
Note 12) in the amounts of $120,094 and $166,250 at an effective interest rate for fiscal 1996 of 9%.

notes to financial statements/18

At September 27, 1997, the Company had available an unused line of credit with a bank for unsecured short-term borrowings up to $2,500,000.

The Company paid no interest expense in fiscal 1997 but paid $27,894 in 1996 and $17,313 in 1995.


9.  Deferred Compensation

The Company is obligated to make payments under a retirement agreement to its founder and former chief executive officer over his remaining life. The Company has fully accrued the present value of the expected payments due over the executive's estimated life expectancy. The Company recognized expenses of approximately $96,000 in 1997, $97,000 in 1996 and $91,000 in 1995 related to this agreement.

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


10.  Shareholders' Equity

The Board of Directors of the Company adopted in March 1987 the 1987 Stock Option Plan ("Plan"). The Plan authorized the Board of Directors to grant options to key officers and employees for an aggregate of 200,000 shares of the Company's Common Stock. Options were granted at the fair market value on the date of grant. The options that become exercisable accumulate in an amount not to exceed 20% annually of the total grant. As of September 27, 1997, 62,000 shares authorized under this plan were fully exercisable.

The Board of Directors adopted, effective November 8, 1991, the 1991 Stock Option Plan. The plan gives the Board of Directors the right to grant awards of up to 200,000 shares of Common Stock to officers and key employees and 50,000 shares to directors who are neither officers nor employees of the Company. The Board of Directors has granted options for 194,800 shares under this plan as of September 27, 1997, none of which have been exercised. Options were granted at the fair market value on the date of grant. Shares under the 1991 plan become exercisable each year as defined in the agreements entered into with each employee, but at a minimum of 1,000 shares per year. As of September 27, 1997, options for 92,800 of the 194,800 shares authorized under the plan were fully exercisable.

The options under the 1987 and 1991 plans which have not been exercised expire 10 years from the date of grant.

A summary of the activity in the Company's stock option plans is as follows:

                         Option Price                   Available
                           Per Share   Outstanding      For Grant
--------------------------------------------------------------------------------
At September 30, 1995   $2.75 to $8.37   161,000        225,000
Granted                 $5.50 to $6.03    82,000        (82,000)
Exercised               $2.75 to $3.75   (15,000)             -
Terminated                     -         (13,000)        13,000
--------------------------------------------------------------------------------

At September 28, 1996   $2.75 to $8.37   215,000        156,000
Granted                 $4.00 to $4.81   126,800       (126,800)
Terminated                     -         (25,000)        25,000
--------------------------------------------------------------------------------

At September 27, 1997   $2.75 to $8.37   316,800         54,200
--------------------------------------------------------------------------------

Under specific circumstances, tax benefits arising from the difference in market value between the date of grant and the date of issuance of common stock upon exercise are recorded as a credit to additional paid-in capital.

notes to financial statements/19

In March 1997 the Board of Directors approved the 1997 Long-Term Incentive Stock Option Plan for certain executives of the Company based on achievement of specified financial goals by fiscal year end 1999. As of September 27, 1997, the Company has accrued $6,000 for these incentives based on current estimates of financial goals.

The Company accounts for and will continue to account for stock options under Accounting Principles Board Opinion 25, "Accounting for Stock Issued to Employees." The application of Financial Accounting Standards Board Statement No. 123 "Accounting for Stock Based Compensation," which was adopted in 1997, would not materially affect net income and earnings per share for 1997, 1996 and 1995.


11.  Income Taxes

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's deferred tax liabilities and assets as of September 27, 1997, and September 28, 1996, are as follows:
                                     1997          1996
--------------------------------------------------------------------------------
Deferred tax liabilities:
   Depreciation                  $   745,000   $   840,000
   Intangible assets                 105,000       140,000
   Other                             113,000        77,000
--------------------------------------------------------------------------------
Total deferred tax liabilities       963,000     1,057,000

Deferred tax assets:
   Deferred compensation             393,000       433,000
   Accrued expenses                  230,000       130,000
   Other                             156,000        63,000
--------------------------------------------------------------------------------
Total deferred tax assets            779,000       626,000

Net deferred tax liabilities     $   184,000   $   431,000
--------------------------------------------------------------------------------

The Company made income tax payments, net of refunds, of $1,064,000, $620,000 and $657,000 in the 1997, 1996 and 1995, fiscal years, respectively.




Federal and state income tax provisions consist of the following:
                           1997         1996       1995
--------------------------------------------------------------------------------
Current:
   Federal               $1,092,000  $  416,000  $ 602,000
   State                    122,000      50,000     74,000
--------------------------------------------------------------------------------
                          1,214,000     466,000    676,000
Deferred:
   Federal                 (223,000)   (127,000)   (79,000)
   State                    (24,000)    (12,000)   (10,000)
--------------------------------------------------------------------------------
                           (247,000)   (139,000)   (89,000)
Income tax expense       $  967,000  $  327,000  $ 587,000


Income tax expense differs from the amounts computed by applying the Federal tax rate to income before income taxes as follows:


                           1997         1996       1995
--------------------------------------------------------------------------------
Computed tax at the
   statutory rate        $ 877,000   $  296,000  $ 532,000
Increases (decreases):
   State income taxes,
     net of Federal
     tax benefit            65,000       25,000     43,000
   Tax-exempt investment
   income                  (22,000)     (30,000)   (24,000)
   Other, net               47,000       36,000     36,000
--------------------------------------------------------------------------------
Income tax expense       $ 967,000   $  327,000  $ 587,000


12.  Employee Benefit and Incentive Plans

The Company has an employee savings and investment plan (401(k) plan) available to the Company's employees meeting eligibility requirements. The Company matches a percentage of the employee contributions, with certain limitations. Contributions by the Company amounted to approximately $63,000, $52,000 and $52,000 for the 1997, 1996, 1995 fiscal years, respectively.

The Company previously had an Employee Stock Ownership Plan (the "ESOP") for the benefit of its employees. The ESOP was terminated effective September 30, 1996, the end of the 1996 plan year. In connection with this termination, all participants became fully vested in the allocated shares on that date. In December 1996, the Company purchased from the ESOP 42,875 remaining notes to financial statements/20 unallocated shares of common stock for approximately $194,000 ($4.52 per share), the fair market value on the purchase date. The ESOP used the proceeds of this sale of unallocated shares to reduce the principal balance of two bank loans which had been used to fund the ESOP's stock purchase. These loans were guaranteed by the Company.

At September 28, 1996, the Company had reflected the guaranteed ESOP borrowings as current debt on its balance sheet. The ESOP borrowings was secured by the unallocated shares of Common Stock purchased. A corresponding amount of "Guaranteed ESOP Obligations" was recorded as a reduction of shareholders' equity. The Company's contributions to the ESOP were approximately $99,000 in 1996 and $88,000 in 1995. Interest payments for fiscal 1996 and 1995 of approximately $28,000 and $35,000, respectively, were partially funded by dividends received by the ESOP of approximately $18,000 (1995).


13.  Related-Party Transactions

The Company has patents and patent rights acquired from its former chairman of the board of directors and major shareholder. As consideration, the Company paid royalties equal to three percent of gross sales on all manufactured products covered by the patents through December 1995. For the 1996 and 1995 fiscal years, royalties totaled approximately $15,000 and $55,000, respectively.

The Company paid approximately $51,000 in 1997, $68,000 in 1996 and $41,000 in 1995 in legal fees to a firm having a member who is also a director of the Company.


14.  Major Customers

The Company has a business relationship with a customer to distribute certain of its foam and contract packaging health care products to hospitals throughout the United States. Sales generated by this customer amounted to approximately 13% of net sales in fiscal 1997, 10% in 1996, and 13% in 1995.

The Company has a business relationship with another customer to distribute certain of its consumer products. Sales to this customer for the 1997, 1996 and 1995 fiscal years amounted to approximately 15%, and 13% and 14% of the Company's net sales, respectively.


15.  Operations and Industry Segments

The Company operates in four industry segments: medical, consumer, industrial, and contract packaging. These industry segments correspond to the markets in the United States for which the Company manufactures and distributes its polyurethane foam and contract packaging products.

The following table summarizes certain information on industry segments:

                    September 27, September 28,September 30,
                        1997          1996         1995
--------------------------------------------------------------------------------
Net sales:
  Medical foam      $15,266,832   $14,077,224   $13,585,122
  Consumer foam       9,100,278     7,489,833    6,939,897
  Industrial foam     3,328,287     3,253,232    3,563,206
  Contract packaging  6,420,292     6,653,537    6,288,017
--------------------------------------------------------------------------------

Total               $34,115,689   $31,473,826  $30,376,242
-------------------------------------------------------------------------------
Operating profit:
  Medical foam      $  2,11,143   $ 1,011,870  $ 1,496,028
  Consumer foam         141,497      (137,870)    (116,979)
  Industrial foam        34,326        78,022      328,789
  Contract packaging    182,085       238,764      211,076
--------------------------------------------------------------------------------

Total                $2,469,051    $1,190,786  $1,918,914
--------------------------------------------------------------------------------

Corporate expense     (288,499)     (607,232)    (664,939)
Interest expense             -       (29,170)     (17,313)
Other income           398,364       317,670      328,421
--------------------------------------------------------------------------------

Income before
   income taxes    $ 2,578,916     $ 872,054   $1,565,083
notes to financial statements/21

                    September 27, September 28,September 30,
                        1997          1996         1995
--------------------------------------------------------------------------------
Identifiable assets:
  Medical foam      $ 7,364,290   $ 8,156,756   $ 5,859,805
  Consumer foam       2,871,173     3,626,439     3,141,929
  Industrial foam     1,322,691       924,348     1,308,267
  Contract packaging  4,844,399     5,133,711     5,166,317
  Corporate           6,223,761     3,239,341     5,137,385
--------------------------------------------------------------------------------
                    $22,626,314   $21,080,595   $20,613,703

Depreciation and amortization expenses:
  Medical foam      $   410,486   $   412,704   $   392,210
  Consumer foam         213,473       219,049       189,370
  Industrial foam        35,486        41,598        60,181
  Contract packaging    418,067       426,737       479,378
  Corporate               1,680         5,799         1,968
--------------------------------------------------------------------------------
                    $ 1,079,192   $ 1,105,887   $ 1,123,107

Capital expenditures:
  Medical foam      $   177,324   $   139,985   $    95,819
  Consumer foam          34,759       215,808        67,206
  Industrial foam       291,854        32,965        14,115
  Contract packaging     50,998        61,843        26,772
--------------------------------------------------------------------------------
                    $   554,935   $   450,601   $   203,912


Total sales by industry segment include sales from unaffiliated customers, as reported in the Company's statements of income. In computing operating profit, non-allocable general corporate expenses, interest expense, other income, and income taxes are not included, while certain corporate operating expenses incurred for the benefit of all segments are included on an allocated basis.

Identifiable assets are those assets that are used in the operations of each segment on an allocated basis. Amounts shown for corporate assets consist primarily of cash, marketable securities, and cash surrender value of life insurance.

The Company has three customers whose sales represent a significant portion of sales in their respective business segments. Sales to one of these customers were in excess of 29% in 1997, 23% in 1996, and 27% in 1995 of net sales in the medical segment. Sales to another customer accounted for 57% of net sales in the consumer segment in 1997, 55% of net sales in 1996, and 64% of net sales in 1995. Sales to a third customer accounted for approximately 23% of net sales in the contract packaging segment in 1997, 29% in 1996, and 25% in 1995.


16.  Operating Leases

The Company leases truck equipment and manufacturing and warehousing facilities located in South Carolina and California. All of the leases require the Company to pay insurance and maintenance costs.

Rental expense for all operating leases was $346,000 (1997), $331,000 (1996) and $327,000 (1995).

Future minimum lease payments under noncancelable operating leases with initial terms of one year or more were $147,000 for the 1998 fiscal year at September 27, 1997.


17.  Contingencies

From time to time the Company is a defendant in legal actions involving claims arising in the normal course of business. The Company believes that, as a result of legal defenses, insurance arrangements and indemnification provisions with parties believed to be financially capable, none of these actions should have a material effect on its operations or financial condition.

report of independent auditors/22


Ernst & Young LLP,



Report of Independent Auditors

Shareholders and Board of Directors
Span-America Medical Systems, Inc.


We have audited the accompanying balance sheets of Span-America Medical Systems, Inc. as of September 27, 1997 and September 28, 1996 and the related statements of income, shareholders' equity, and cash flows for each of the three years in the period ended September 27, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Span-America Medical Systems, Inc. at September 27, 1997 and September 28, 1996, and the results of its operations and its cash flows for each of the three years in the period ended September 27, 1997, in conformity with generally accepted accounting principles.


                                                      Ernst & Young LLP

Greenville, S.C.
October 17, 1997
directors and officers/23

DIRECTORS
Brien Laing
Chairman of the Board
Retired Corporate Vice President
Baxter Healthcare Corporation
Deerfield, Illinois

Roy W. Black
Retired Vice-Chairman
Johnson and Johnson Professional, Inc.
Retired Vice President
Johnson and Johnson International, Inc.
Boston, Massachusetts

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

Douglas E. Kennemore, M.D.
Neurosurgeon
Greenville, South Carolina

J. Ernest  Lathem, M.D.
Retired Urological Surgeon
Greenville, South Carolina

James M. Shoemaker, Jr.
Member
Wyche, Burgess, Freeman & Parham, P.A.
Greenville, South Carolina

Robert A. Whitehorne
Senior Lecturer & Director of
Business Relations
Graduate School of Business
College of William & Mary
Williamsburg, Virginia



OFFICERS
James D. Ferguson
President and Chief Executive Officer

Robert E. Ackley
Vice President - Consumer Sales

Richard C. Coggins
Chief Financial Officer
Treasurer and Secretary

Melinda J. Gage
Vice President - Human Resources

Edmund K. Maier
Vice President - Marketing/R&D

Clyde A. Shew
Vice President - Medical Sales
corporate data/24

CORPORATE OFFICE
Span-America
Medical Systems, Inc.
70 Commerce Center
Greenville, South Carolina 29615
(864) 288-8877

Mailing Address:
P.O. Box 5231
Greenville, SC  29606

STOCK INFORMATION
The common stock of Span-America Medical Systems, Inc. trades on the National Market tier of the Nasdaq Stock Market under the symbol SPAN.

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

SHAREHOLDER INQUIRIES AND AVAILABILITY OF FORM 10-K REPORT
A copy of the Company's Annual Report on 10-K for the year ended September 27, 1997 is available without charge to shareholders upon written request from the following:

Secretary
Span-America Medical Systems, Inc.
P.O. Box 5231
Greenville, South Carolina  29606

SPAN-AMERICA
MEDICAL SYSTEMS, INC.



70 Commerce Center
Greenville, South Carolina 29615