Form 10-K, Exhibit 13
period 1998-10-03
SPAN AMERICA MEDICAL SYSTEMS INC
filed 1998-12-29
CIK 718924

SPAN-AMERICA

                              MEDICAL SYSTEMS, INC.


                                     1 9 9 8






                              [Photo Appears Here]





                           A N N U A L   R E P O R T

ABOUT THE COMPANY

Span-America Medical Systems, Inc. manufactures and markets products to the health care industry for the prevention and treatment of pressure ulcers. The Company is also a manufacturer and marketer of custom foam and packaging products for the consumer and industrial markets. Span-America's stock is traded on the Nasdaq Stock Market's National Market under the symbol SPAN.

FINANCIAL SUMMARY

(Amounts in thousands except per share and percent data)

                                                     1998       1997*    %Change
--------------------------------------------------------------------------------

Net sales                                          $28,346    $27,695        2%

Operating income                                     1,805      1,833       (2%)

Income from continuing operations                    1,412      1,370        3%

Earnings per share from continuing operations:
  Basic                                               0.48       0.43        12%
  Diluted                                             0.47       0.43         9%

Return on net sales from
  continuing operations                               5.0%       4.9%

Working capital                                      8,749      9,393       (7%)

Total assets                                        19,412     22,626      (14%)

Shareholders' equity                                15,696     16,980       (8%)

Return on ending shareholders' equity                10.0%       9.5%

Number of shares outstanding
  at fiscal year end                                 2,820      3,125      (10%)

Book value per share                                  5.57       5.43        3%


* Restated to reflect the sale of the contract packaging business unit.


TABLE OF CONTENTS

Letter to Shareholders........................................................ 1
Selected Financial Information................................................ 6
Quarterly Financial Data...................................................... 7
Management's Discussion and Financial Analysis................................ 8
Balance Sheets................................................................11
Statements of Income..........................................................12
Statements of Shareholders' Equity............................................13
Statements of Cash Flows......................................................14
Notes to Financial Statements.................................................15
Report of Ernst & Young LLP, Independent Auditors.............................22
Directors and Officers........................................................23
Corporate Data................................................................24




                      Main cover graphic created by The AD Company, Columbia SC.

                                                                    EXHIBIT 13.1

                                                                               1
LETTER TO THE SHAREHOLDERS

TO OUR SHAREHOLDERS:

Fiscal 1998 was a year of significant accomplishment for Span-America. We had record sales and solid earnings growth during the year. Perhaps more importantly though, we made several key strategic changes that will shape the future direction of the company.

The most visible change was our sale of the contract packaging business last February. We sold the unit to increase focus on our core medical business - the largest and most profitable part of the company. As a result of the sale, we have restated the financial results in this report to show the contract packaging business as a discontinued operation.

After taking out the contract packaging results, our net sales increased 2% to a record $28.3 million in fiscal 1998. Income from continuing operations increased 3% to $1.4 million, and earnings per share from continuing operations rose 9% to 47 cents a diluted share. Although we are pleased to have set another sales record in 1998 and to have increased earnings, we are not satisfied with these growth rates. We will be working hard to improve those numbers going forward.

REVIEW OF BUSINESS SEGMENTS

Span-America's medical business segment was an excellent performer in fiscal 1998. Net sales rose 6% to $16.1 million on the strength of foam mattress, patient positioner and seating product lines. We are especially pleased with the sales performance of the new Geo-Mattress(TM) product line, which was introduced just over a year ago. This has become our fastest growing new product line since the introduction of the PressureGuard(TM) powered mattresses n fiscal 1994. We believe the Geo-Mattress Max, Plus & Pro products (pictured on the cover) have exciting growth potential. They are designed especially for customers in acute care hospitals and long term care facilities and are priced to appeal to nursing home operators under Medicare's new Prospective Payment System (PPS).

PPS is creating major changes in the long term care industry. Under the new system, Medicare will reimburse nursing home

                       1998 SALES GROWTH BY MARKET SEGMENT
                            (compared to 1997 totals)

               Home Health Care            Long Term/Subacute Care
               ----------------            -----------------------
                    15.9%                          24.7%

GROWTH IN THE LONG TERM CARE AND HOME HEALTH CARE SEGMENTS WAS BOLSTERED BY STRONG SALES OF THE GEO-MATTRESS PRODUCT LINE.

2
LETTER TO THE SHAREHOLDERS

[GRAPHIC]

DEDICATED RESOURCES IN CORPORATE-TO-CORPORATE SELLING SETS THE STAGE FOR LONG TERM SUCCESS.

operators at fixed daily rates depending on several factors. As a result, products that provide high levels of clinical care at low prices should do particularly well in the PPS environment. We believe many of our patient positioners, overlays and mattresses are ideally suited for this market. Over the next several years, we expect our medical sales in the long term care and home care markets to grow faster than sales to acute care hospitals.

Our sales force is well positioned to take advantage of this expected growth and to expand our substantial base of acute care business. We will continue to devote a large part of our medical sales and marketing resources to supporting our national distributors and corporate accounts. We enjoyed much success from those efforts in fiscal 1998. We had over $500,000 in new sales to corporate customers, including SunRise Healthcare and Centennial/PTS. We also added our medical products to the formularies of Vencor, Inc. and Mariner Health Group. In addition, one of our distributors recently signed long term supply agreements to provide Span-America products to Premier, Inc. and Kaiser Permanente.

We are also pleased with the performance of the PressureGuard Turn Select and Site Select products, our newest dynamic mattresses rolled out earlier this year. We received FDA 510k marketing approval for the products in February, and market acceptance has been very good. We credit the introduction of those products with stopping the decline in dynamic mattress sales, which we had experienced since a Medicare reimbursement change in 1996. With the product launch behind us and a full sales year ahead, we expect to show growth in that category in fiscal 1999.

Our consumer business unit saw dramatic changes during fiscal 1998. Consumer sales fell 11% for the year, with most of the decline happening in our fourth quarter. There were two reasons for the drop. First, we saw a decrease in sales of a private label bath mat product because our

[GRAPHIC]

The launch of the programmable, microprocessor-controlled PressureGuard(R) Turn Select(TM) and Site Select(TM) has helped revitalize sales of specialty support surfaces.

[GRAPHIC]

EFFICIENCY-BUILDING UNDERTAKINGS IN 1998 INCLUDED FURTHER UPGRADING OF THE COMPANY-WIDE COMPUTER NETWORK.

customer stopped selling the line to a major retailer. Second, and more significant, sales of our convoluted foam pads declined by 10% for the year.

The decline in consumer convoluted foam sales marks a strategic shift for Span-America. In late June this year, we reduced the sales price on several of our consumer convoluted foam products to meet a competitive pricing situation. We continued to ship these products at the lower price during July and August. However, our profit margin at the new price was too low to justify remaining in the business. We therefore decided to discontinue the affected product lines, which represented about $4.2 million of our total sales in fiscal 1998. Although we would like to have had the additional sales volume, we did not see any long-term strategic value in continuing to invest capital in low-margin, commodity products. We expect to offset the majority of the lost sales with increases in sales of other product lines.

The industrial business unit was our fastest growing segment in fiscal 1998. Industrial sales grew by 23% to a record $4.1 million. The majority of the growth came from expanded relationships with our largest customers. Our emphasis in this segment is to leverage our medical manufacturing competencies to produce precision packaging and other components for a variety of industrial applications. We have developed an excellent reputation as an innovative, high-quality supplier in this market, and we expect further growth in our industrial business.

A LOOK AHEAD

We believe the future is bright for Span-America. During fiscal 1998 we made several key changes that will benefit the company. First, as mentioned earlier, was the sale of the contract packaging business. That sale created an opportunity for the second major change, the closing of our consumer products plant in Greer, SC and its consolidation into our Greenville plant shortly after the end of fiscal 1998. We expect the plant consolidation to lower our

[GRAPHIC]

SALE OF THE CONTRACT PACKAGING BUSINESS FACILITATES PLANT CONSOLIDATION AND STREAMLINING OF THE MANUFACTURING OPERATION.

4
LETTER TO THE SHAREHOLDERS

[GRAPHIC]

Photo courtesy of BMW Manufacturing Corp.

UNDER THE NEW HEADING OF "CUSTOM PRODUCTS", WE CONTINUE TO PRODUCE ITEMS USED IN DOZENS OF OEM PRODUCTS, INCLUDING COMPONENTS FOR AUTOMOBILES PRODUCED AT THE NEARBY BMW MANUFACTURING CORP. FACILITY.

manufacturing costs and improve our efficiencies. In addition to combining the plants physically, we also combined the consumer and industrial businesses into one strategic business unit called custom products. Each of these changes has a common strategic thread - to focus our resources on higher margin, more value-added products. After much study, we found that we had too many resources committed to businesses or product lines that were not providing sufficient return on our investment. We believe these changes will focus more of our resources on higher return areas of our business.

We understand, however, that eliminating less profitable parts of the business is a limited means of increasing the value of our company. Value creation and growth at Span-America can only take place through sustained sales growth at reasonable profit margins. We believe the selective pruning done in fiscal 1998 has the potential to produce new sales growth in more profitable parts of the company.

Our main strategic focus will be on the medical business unit. Within that segment, we have several initiatives. We will accelerate our penetration into the long term care and home care markets, while protecting our base of business in the acute care market. We will develop and introduce new seating, surface and positioning products to fill out and refresh existing product lines. We will continue to build on our body of clinical documentation, demonstrating the effectiveness of our products. We will seek to broaden our product offerings by developing or licensing wound management products that incorporate leading edge technologies. We will also evaluate licensing arrangements or acquisitions that can strengthen our medical business. In addition, we plan to leverage our medical core competencies by using them as the foundation for building our custom products business.

The custom products business is a combination of the consumer and industrial businesses, but with a different strategy. We will de-emphasize the low margin, commodity-

[GRAPHIC]

CONTINUOUS CLINICAL EDUCATION ACTIVITIES INCREASE BOTH OUR VISIBILITY AND OUR CREDIBILITY WITHIN THE MEDICAL MARKETPLACE.

                                                                               5
[GRAPHIC]

THROUGH A GROWING NETWORK OF RELATIONSHIPS, THE CUSTOM PRODUCTS DIVISION PURSUES CONSUMER MARKET APPLICATIONS FOR OUR CORE MEDICAL TECHNOLOGIES.

type product lines and instead will focus on more value-added products that are derived from the design and manufacturing capabilities of the medical business. Examples of success with this strategy are our expanding relationship with Fuji Photo Film and our recent license agreement with Comfortaire, a 67-year old mattress manufacturer headquartered in Greenville, SC. We produce precision packaging materials for Fuji, and we have licensed some of our medical overlay and mattress products to Comfortaire for use in the consumer market. We believe our business with these and other key custom products customers has excellent growth potential.

We have made significant progress during the last two years in improving profitability, eliminating marginal businesses or product lines, and focusing our strategy for the future. But now the company must grow in order to increase in value. We will not abandon our commitment to profitability, but revenue growth will be our top priority. Our core business is strong, and our financial condition is excellent. We will build on these strengths to grow the company. Thank you for your support.

Sincerely,

/s/ James D. Ferguson
---------------------
James D. Ferguson
President and CEO


/s/ J. Ernest Lathem, M.D.
--------------------------
J. Ernest Lathem, M.D.
Chairman

[GRAPHIC]

Ferguson (left) and Lathem (right)

6

SELECTED FINANCIAL INFORMATION

FIVE-YEAR FINANCIAL SUMMARY
(Amounts in thousands, except per share and employee data)
(As restated for the sale of the contract packaging business unit. See Note 2 in Notes to Consolidated Financial Statements.)

                                                     1998        1997        1996        1995       1994
----------------------------------------------------------------------------------------------------------
For the year:
   Net sales                                     $ 28,346    $ 27,695    $ 24,820     $ 24,088    $ 24,147
   Gross profit                                     8,499       8,428       7,394        7,649       8,604
   Operating income                                 1,805       1,833         164          856       2,160
   Income from continuing operations                1,412       1,370         283          739       1,560
   Cash flow from operations                          364       4,669        (514)       1,551       2,015
   Capital expenditures from continuing
    operations                                        562         511         398          177         493

Per share:
  Income from continuing operations:
    Basic                                        $   0.48    $   0.43    $   0.09     $   0.23    $   0.46
    Diluted                                          0.47        0.43        0.09         0.23        0.46
  Cash dividends declared                            0.10        0.10        0.10         0.10        0.10

At end of year:
   Working capital                               $  8,749    $  9,393    $  8,180     $  8,541    $  7,652
   Property & equipment - net                       3,822       3,773       3,669        3,801       4,171
   Total assets                                    19,412      22,626      21,081       20,614      20,014
   Long-term debt                                       0           0           0          286         357
   Shareholders' equity                            15,696      16,980      16,019       15,435      14,919
   Book value per share                              5.57        5.43        4.94         4.86        4.62
   Number of employees - continuing operations        201         187         175          172         160

Key ratios:
   Current ratio                                      4.3         3.3         3.4          3.8         3.7
   Long-term debt to total capital                    0.0%        0.0%        0.0%         1.8%        2.3%
   Return on net sales (1)                            5.0%        4.9%        1.1%         3.1%        6.5%
   Return on ending shareholders' equity             10.0%        9.5%        3.4%         6.3%       11.0%
   Return on average total assets                     7.4%        7.4%        2.6%         4.8%        8.1%

(1) Calculated using income from continuing operations.

                                                           DILUTED EARNINGS
                                 INCOME FROM                PER SHARE FROM
  NET SALES                  CONTINUING OPERATIONS       CONTINUING OPERATIONS
(Dollars in Thousands)      (Dollars in Thousands)        (Cents Per Share)

1994 - $  24,147              1994 - $  1,560              1994 - $  .46
1995 - $  24,088              1995 - $    739              1995 - $  .23
1996 - $  24,820              1996 - $    283              1996 - $  .09
1997 - $  27,695              1997 - $  1,370              1997 - $  .43
1998 - $  28,346              1998 - $  1,412              1998 - $  .47

                                                        QUARTERLY FINANCIAL DATA

QUARTERLY FINANCIAL DATA
(Unaudited)
(Amounts in thousands, except per share data)

                                       First      Second       Third      Fourth          Year
----------------------------------------------------------------------------------------------
FOR FISCAL 1998*
  Net sales                          $ 6,354     $ 7,379     $ 7,397     $ 7,216       $28,346
  Operating income                       314         692         579         220         1,805
  Income from continuing operations      271         496         431         214         1,412
  Income from discontinued operations,
   net of income taxes                   141          13                                   154
  Net income                             412         509         431         214         1,566
  Earnings per share
   Basic                                0.13        0.17        0.15        0.08          0.53
   Diluted                              0.13        0.16        0.15        0.07          0.52
  Stock price data
   High                                 8.25        8.13        9.00        8.13          9.00
   Low                                  6.13        6.88        7.19        5.13          5.13

FOR FISCAL 1997*
  Net sales                          $ 6,275     $ 7,213     $ 7,014     $ 7,193       $27,695
  Operating income                       395         638         445         355         1,833
  Income from continuing operations      299         446         336         289         1,370
  Income/(loss) from discontinued
   operations, net of income taxes        50        (47)          63         176           242
  Net income                             350         399         399         464         1,612
  Earnings per share:
   Basic                                0.11        0.12        0.13        0.15          0.51
   Diluted                              0.11        0.12        0.12        0.14          0.50
  Stock price data
   High                                 5.00        5.91        5.63        6.25          6.25
   Low                                  4.00        4.00        4.50        4.50          4.00

*As restated for the sale of the contract packaging business unit. See Note 2 in Notes to Consolidated Financial Statements.

The Company's common stock trades on the Nasdaq National Market tier of The Nasdaq Stock Market under the symbol SPAN. At October 3, 1998, there were 2,820,029 common shares outstanding. As of December 10, 1998, there were approximately 370 shareholders of record and approximately 1,050 beneficial shareholders. The closing price of Span-America's stock on December 10, 1998, was $5.50. In November 1991, the Board of Directors authorized a quarterly cash dividend of $.025 per share. Future dividend payments will depend upon the Company's earnings and liquidity position.
                                                       RETURN ON ENDING
  WORKING CAPITAL          BOOK VALUE PER SHARE      SHAREHOLDERS' EQUITY
(Dollars in Thousands)          (Dollars)                (Percent)

1994 - $  7,652               1994 - $  4.62            1994 - 11.0%
1995 - $  8,541               1995 - $  4.86            1995 -  6.3%
1996 - $  8,180               1996 - $  4.94            1996 -  3.4%
1997 - $  9,393               1997 - $  5.43            1997 -  9.5%
1998 - $  8,749               1998 - $  5.57            1998 - 10.0%

8

MANAGEMENT'S DISCUSSION AND FINANCIAL ANALYSIS

RESULTS OF OPERATIONS FISCAL 1998 VS 1997

SUMMARY
On February 27, 1998 the Company sold substantially all of the assets of its contract packaging business unit. The Company's results for all periods presented have been restated to reflect the sale of the contract packaging business as a discontinued operation.

Net sales increased 2% to $28.3 million in fiscal 1998 compared with $27.7 million in fiscal 1997. This increase in revenues resulted from growth in the medical and industrial business units which more than offset declines in the consumer segment. Income from continuing operations for fiscal 1998 rose 3% to $1.41million, or $.47 per diluted share, compared with earnings of $1.37 million, or $.43 per diluted share, in fiscal 1997. The Company's improved earnings were due to higher sales volume, slightly lower administrative expenses and higher investment income.

SALES
The Company's medical sales increased by 6% during fiscal 1998 to $16.1 million compared with $15.3 million in fiscal 1997. The increase was the result of higher volumes of the Company's foam mattresses, patient positioners, and seating products. Management expects that medical sales will increase during fiscal 1999.

Consumer product sales decreased 11% during fiscal 1998 to $8.1 million from $9.1 million in fiscal 1997 as a result of lower private label bath mat sales and the Company's decision to discontinue two lines of low-margin mattress pads. Management believes that consumer sales in fiscal 1999 will be significantly less than those of fiscal 1998 as a result of this decision.

Sales of industrial foam products increased by 23% during fiscal 1998 to $4.1 million from $3.3 million. The increase was primarily the result of higher unit sales to existing customers. Management expects that industrial foam sales in fiscal 1999 will be higher than in fiscal 1998.

GROSS PROFIT
The Company's gross profit increased by 1% to $8.5 million during fiscal 1998 from $8.4 million in fiscal 1997. The gross profit margin percentage remained at 30%. Management expects the gross margin percentage during fiscal 1999 to increase slightly compared with fiscal 1998.

S G & A EXPENSES
Sales and marketing expenses increased 3% to $4.4 million, or 15.5% of sales, in fiscal 1998 compared with $4.3 million, or 15.5% of sales, in fiscal 1997. The increases occurred in shipping, compensation, and training expenses. Management expects that total sales and marketing expenses in fiscal 1999 will be higher than 1998 levels.

General and administrative expenses declined by 1% to $2.3 million in fiscal 1998. General and administrative expenses for 1999 are expected to be similar to 1998 levels.

OTHER
Nonoperating income increased by 15% to $410,000 in fiscal 1998 compared with $358,000 in fiscal 1997. The majority of the increase was due to higher interest income on marketable securities. Management expects nonoperating income in fiscal 1999 to be less than that of fiscal 1998.

During fiscal 1998, the Company paid dividends of $297,254, or 19% of net income, for the year. This amount represented four quarterly dividends of $.025 per share.

The statements contained in "Results of Operations" and "Liquidity and Capital Resources" which are not historical facts are forward-looking statements that involve risk and uncertainties. Management wishes to caution the reader that these forward-looking statements such as the Company's expectations for future sales increases or expense changes compared to previous periods are forecasts. Actual events or results may differ materially as a result of risks facing the Company. Such risks include but are not limited to: the loss of a major distributor of the company's medical or consumer products, the inability to achieve anticipated sales volume of medical products, changes in relationships with large customers, the impact of competitive products and pricing, government reimbursement changes in the medical market, FDA regulation of medical device manufacturing, raw material cost increases, and other risks referenced in the Company's Annual Report on Form 10-K.

                                                                               9
RESULTS OF OPERATIONS FISCAL 1997 VS 1996

SUMMARY
Net sales increased 12% to $27.7 million in fiscal 1997 compared with $24.8 million in fiscal 1996. This increase in revenues resulted from growth in medical, consumer and industrial foam products. Income from continuing operations for fiscal 1997 rose 384% to $1.4 million, or $.43 per diluted share, compared with earnings of $283,000, or $.09 per diluted share, in fiscal 1996. The Company's improved earnings were due to higher sales volume combined with a 9% decrease in selling, marketing and administrative expenses compared with the prior year.

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

GROSS PROFIT
The Company's gross profit increased by 14% to $8.4 million during fiscal 1997 from $7.4 million in fiscal 1996. The gross profit margin percentage increased slightly to 30.4% in fiscal 1997 from 29.8% in fiscal 1996. The increases in gross profit level and gross margin percentage during fiscal 1997 were caused by the higher sales volume and a slightly lower rate of increase in manufacturing costs.

S G & A EXPENSES
Sales and marketing expenses decreased 11% to $4.3 million, or 15.5% of sales, in fiscal 1997 compared with $4.8 million, or 19.4% of sales in fiscal 1996. The decreases occurred primarily in travel, compensation, and consumer marketing expenses.

General and administrative expenses declined by 4% to $2.3 million in fiscal 1997 compared with $2.4 million in fiscal 1996 due primarily to the termination of the Company's ESOP and to smaller reductions in various administrative expense categories.

OTHER
Nonoperating income increased by 13% to $358,000 in fiscal 1997 compared with $318,000 in fiscal 1996. The majority of the increase was due to higher interest income on marketable securities.

During fiscal 1997, the Company paid dividends of $320,242, or 20% of net income, for the year. This amount represented four quarterly dividends of $.025 per share.

LIQUIDITY AND CAPITAL RESOURCES

In connection with the Company's sale of its contract packaging business unit, all assets relating to that business in fiscal 1997 have been reclassified as assets or liabilities relating to discontinued operations. All assets and liabilities discussed in this section relate to continuing operations.

The Company generated cash from operations of approximately $364,000 during fiscal 1998. The Company's working capital decreased by $645,000 or 7% to $8.7 million during fiscal 1998 as a result of the sale of the contract packaging business unit and the repurchase of stock as discussed below. The Company's current ratio increased to 4.3 at October 3, 1998 from 3.3 at fiscal year end 1997.

Accounts receivable, net of allowances, increased 38% to $4.8 million at the end of fiscal 1998 as compared to $3.5 million at the end of fiscal 1997 as a result of a delinquent payment which was collected shortly after the fiscal year end. All of the Company's accounts receivable are unsecured.

Inventory, net of reserves, remained level at $2.1million at October 3, 1998 as compared to fiscal 1997. Management expects a slight decrease in inventory levels by fiscal year end 1999.

Net property and equipment increased by $48,000, or 1%, during fiscal 1998. The change resulted from the combination of capital expenditures of $562,000 and normal depreciation expense. Management expects capital expenditures during fiscal 1999 to be similar to those of 1998.

The Company's trade accounts payable decreased by $329,000 (18%) to $1.5 million from $1.9 million during fiscal 1998. The decrease was due to normal monthly fluctuations in accounts payable balances. Accrued and sundry liabilities decreased by

10

MANAGEMENT'S DISCUSSION AND FINANCIAL ANALYSIS

$605,000 (36%) to $1.1 million as compared to $1.7 million at fiscal year end 1997 primarily due to decreases in accrued compensation and income taxes payable.

In February 1998, the Company repurchased 280,579 shares, or 9.0%, of its common stock for approximately $2.16 million ($7.70 per share) in a private transaction from an unaffiliated shareholder. In other unrelated transactions during fiscal year 1998, the Company repurchased 80,730 shares of its common stock for approximately $637,000 ($7.89 per share). The repurchased shares were retired.

Management believes that funds on hand, funds generated from operations, and funds available under the Company's $2.5 million unused line of credit are adequate to finance operations and expected capital requirements during fiscal 1999.

IMPACT OF INFLATION
Inflation was not a significant factor for the Company during fiscal 1998. Higher inflation rates could impact the Company through higher raw material costs. The Company's profit margin could be adversely affected to the extent that the Company is unable to pass cost increases along to its customers due to competitive conditions.

MARKET RISK
The Company's market risk exposure is the potential loss arising from changes in interest rates and its impact on investments. As of October 3, 1998, short-term investments of $2.6 million were held available for sale with acquired maturities of less than 180 days. Short-term investments consist primarily of high credit and highly liquid corporate commercial paper and municipal bonds. A substantial reduction in overall interest rates would not have a material effect on the financial position of the Company.

In addition, the Company's other assets at October 3, 1998 include $1.2 million in cash value of life insurance, which is subject to market risk related to equity pricing and interest rate changes. Management believes that substantial fluctuations in equity markets and interest rates and the resulting changes in cash value of life insurance would not have a material adverse effect on the financial position of the Company.

YEAR 2000

The Year 2000 issue is the result of computer programs being written using two digits rather than four to define the applicable year. Any of the Company's computer programs or hardware that have date-sensitive software or embedded chips may recognize a date using "00" as the year 1900 rather than the year 2000. This could result in system failures or miscalculations causing disruptions of operations, including, among other things a temporary inability to process transactions, send invoices or engage in similar normal business activities.

The Company has fully completed its assessment and remediation of all significant information technology systems that could be significantly affected by the year 2000. The Company is in the process of completing the testing of these changes and will be substantially complete by December 31, 1998 at which time all changes will be implemented. Based on a review of its product lines, the Company has determined that most of the products it has sold and will continue to sell do not require modification to be Year 2000 compliant.

The Company has not incurred substantive Year 2000 costs and does not anticipate any substantive Year 2000 costs in the future.

The Company has been in contact with suppliers and major customers to confirm that they are or will be Year 2000 compliant. The Company does not directly interface with any significant third party vendors. To date, the company is not aware of any external agent with a Year 2000 issue that would materially impact the Company's results of operations, liquidity or capital resources. However, the Company has no means of ensuring that external agents will be Year 2000 ready. The inability of external agents to complete their Year 2000 resolution process in a timely fashion could materially impact the Company. The effect of non-compliance by external agents is not determinable.

Management of the Company believes it has an effective program in place to resolve the Year 2000 issue in a timely manner. As noted above, the Company has not yet completed all necessary phases of the Year 2000 program. Disruptions to the economy generally resulting from year 2000 could also materially adversely affect the Company.

The Company has contingency plans for certain critical applications. These contingency plans involve, among other actions, manual workarounds, increasing inventories and adjusting staffing strategies.

                                                                  BALANCE SHEETS

BALANCE SHEETS
                                                               OCTOBER 3,        SEPTEMBER 27,
                                                                  1998           1997
--------------------------------------------------------------------------------------------
                                                                                 (Restated)
ASSETS
Current assets:
  Cash and cash equivalents                                 $  1,121,437       $  1,605,474
  Securities available for sale (Note 5)                       2,602,056          3,493,430
  Accounts receivable, net of allowances of
   $429,000 (1998) and $610,000 (1997)                         4,809,352          3,482,843
  Inventories (Note 6)                                         2,117,994          2,117,871
  Prepaid expenses and deferred income taxes                     312,929            419,044
  Income tax refund due                                          400,000
  Current assets - discontinued operations                                        2,390,075
                                                           --------------      ------------
Total current assets                                          11,363,768         13,508,737

Property and equipment, net (Note 7)                           3,821,735          3,773,380
Cost in excess of fair value of net assets acquired,
  net of accumulated amortization of $585,496 (1998)
  and $438,073 (1997)                                          2,366,400          2,513,823
Other assets (Note 8)                                          1,860,417          1,875,874
Property and equipment - discontinued operations                                    954,500
                                                           --------------      ------------
                                                             $19,412,320        $22,626,314
                                                           ==============      ============
LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
  Accounts payable                                           $ 1,549,232        $ 1,877,893
  Accrued and sundry liabilities (Note 9)                      1,065,999          1,671,090
  Current liabilities - discontinued operations                                     566,424
                                                           --------------      ------------
Total current liabilities                                      2,615,231          4,115,407

Deferred income taxes (Note 13)                                   33,000            457,000
Deferred compensation (Note 11)                                1,067,681          1,074,398
Shareholders' equity (Note 12)
  Common stock, no par value, 20,000,000 shares
   authorized; issued and outstanding  shares
   2,820,029 (1998) and 3,125,338 shares (1997)                1,426,079          3,991,745
  Additional paid-in capital                                      67,463             53,160
  Retained earnings                                           14,202,866         12,934,604
                                                           --------------      ------------
Total shareholders' equity                                    15,696,408         16,979,509
Contingencies (Note 19)
                                                             $19,412,320        $22,626,314
                                                           ==============      ============

See accompanying notes.

12
STATEMENTS OF INCOME

STATEMENTS OF INCOME
                                                                  YEARS ENDED
                                                  --------------------------------------------
                                                   OCTOBER  3,    SEPTEMBER 27,  SEPTEMBER 28,
                                                       1998           1997           1996
----------------------------------------------------------------------------------------------
                                                                   (Restated)     (Restated)

Net sales                                           $28,345,819    $27,695,397    $24,820,289
Cost of goods sold                                   19,847,035     19,267,151     17,426,620
                                                    -----------------------------------------
Gross profit                                          8,498,784      8,428,246      7,393,669

Selling and marketing expenses                        4,405,339      4,291,179      4,817,595
General and administrative expenses                   2,288,723      2,303,747      2,411,620
                                                    -----------------------------------------
                                                      6,694,062      6,594,926      7,229,215
                                                    -----------------------------------------
Operating income                                      1,804,722      1,833,320        164,454

Other income (expense):
  Interest expense                                                                   (29,170)
  Investment income and other                           410,264        357,901        317,670
                                                    -----------------------------------------
                                                        410,264        357,901        288,500
                                                    -----------------------------------------
Income before income taxes
  and discontinued operations                         2,214,986      2,191,221        452,954
Provision for income taxes (Note 13)                    803,000        821,000        170,000
                                                    -----------------------------------------
Income from continuing operations                     1,411,986      1,370,221        282,954

Income from discontinued operations,
  net of income taxes of $91,000 (1998),
  $146,000 (1997) and $157,000 (1996)                   153,530        241,695        262,100
                                                    -----------------------------------------
Net income                                           $1,565,516     $1,611,916     $  545,054
                                                    =========================================
Earnings per share of common
 stock (Note 3)
 Income from continuing operations:
     Basic                                           $      .48     $      .43     $      .09
     Diluted                                         $      .47     $      .43     $      .09
 Income from discontinued operations,
     net of income taxes:
     Basic                                           $      .05     $      .08     $      .08
     Diluted                                         $      .05     $      .07     $      .08
Net income:
     Basic                                           $      .53     $      .51     $      .17
     Diluted                                         $      .52     $      .50     $      .17
                                                    =========================================
Dividends per common share                           $      .10     $      .10     $      .10
Weighted averages shares outstanding:
     Basic                                            2,931,362      3,188,397      3,227,966
     Diluted                                          3,038,350      3,223,927      3,264,699
                                                    =========================================

See accompanying notes.

                                              STATEMENTS OF SHAREHOLDERS' EQUITY

STATEMENTS OF SHAREHOLDERS' EQUITY
                                              COMMON STOCK       ADDITIONAL             GUARANTEED
                                             -------------        PAID-IN   RETAINED       ESOP
                                          SHARES       AMOUNT     CAPITAL   EARNINGS    OBLIGATION        TOTAL
---------------------------------------------------------------------------------------------------------------
Balance at September 30, 1995           3,175,437    $4,225,122  $ 145,834 $11,421,100  $(356,719)  $15,435,337
  Net income for the 1996 fiscal year                                          545,054                  545,054
  ESOP loan repayments                                                                     70,375        70,375
  Common stock purchased and retired       (5,566)      (33,484)                                        (33,484)
  Common stock issued on exercise
   of stock options                        15,000        50,250                                          50,250
  Common stock issued to Directors          6,000        38,250                                          38,250
  Common stock issued based on
   Healthflex acquisition agreement        50,171       236,757                                         236,757
  Cash dividends paid or declared
   ($.10 per share)                                                           (323,224)                (323,224)
                                        -----------------------------------------------------------------------
Balance at September 28, 1996           3,241,042     4,516,895    145,834  11,642,930   (286,344)   16,019,315
  Net income for the 1997 fiscal year                                        1,611,916                1,611,916
  ESOP termination                        (42,875)     (193,670)   (92,674)               286,344
  Common stock purchased and retired     (113,303)     (542,343)                                       (542,343)
  Common stock issued to Directors          9,000        41,250                                          41,250
  Common stock issued based on
   Healthflex acquisition agreement        31,474       169,613                                         169,613
  Cash dividends paid or declared
   ($.10 per share)                                                           (320,242)                (320,242)
                                        -----------------------------------------------------------------------
Balance at September 27, 1997           3,125,338     3,991,745     53,160  12,934,604               16,979,509
  Net income for the 1998 fiscal year                                        1,565,516                1,565,516
  Common stock purchased and retired     (361,309)   (2,797,416)                                     (2,797,416)
  Common stock issued to Directors          8,000        55,000                                          55,000
  Common stock issued on
   exercise of stock options               48,000       176,750                                         176,750
  Tax benefits for stock options
   exercised                                                        14,303                               14,303
  Cash dividends paid or declared
   ($.10 per share)                                                           (297,254)                (297,254)
                                        -----------------------------------------------------------------------
Balance at October 3 , 1998             2,820,029    $1,426,079    $67,463 $14,202,866  $     --   $ 15,696,408
                                        =======================================================================

See accompanying notes.

14

STATEMENTS OF CASH FLOWS



STATEMENTS OF CASH FLOWS
                                                                 YEARS ENDED
--------------------------------------------------------------------------------------------
                                                  OCTOBER  3,   SEPTEMBER 27,  SEPTEMBER 28,
                                                       1998           1997           1996
-------------------------------------------------------------------------------------------
OPERATING ACTIVITIES:
Net income                                        $ 1,565,516     $ 1,611,916    $   545,054
Adjustments to reconcile net income to net cash
  provided by/(used for) operating activities:
  Depreciation                                        641,504         767,925        825,043
  Amortization                                        252,676         311,267        280,844
  Provision for losses on accounts receivable                         217,000        113,000
  Provision for deferred income taxes                (257,000)       (247,000)      (139,000)
  (Gains)/Losses on sale and disposal of
    property, plant and equipment                                     (40,463)        15,475
  Increase in cash value of life insurance           (105,044)         (4,954)       (98,737)
  Deferred compensation                                (6,717)        (82,884)       (61,236)
  Changes in operating assets and liabilities:
   Accounts receivable                                108,796         716,834     (1,390,242)
   Inventory                                             (123)        387,308       (622,021)
   Prepaid expenses and other assets                  134,337          (5,225)        17,616
   Income tax refund due                             (400,000)
   Accounts payable and accrued expenses           (1,569,873)      1,037,753            525
                                                  ------------------------------------------
Net cash provided by/(used for) operating activities  364,072       4,669,477       (513,679)

INVESTING ACTIVITIES:
Sale of contract packaging business                 1,842,300
Acquisition of Embracing Concepts, Inc.                                             (592,435)
Purchases of marketable securities                 (3,577,696)     (4,241,072)    (2,476,757)
Proceeds from sales of marketable securities        4,465,382       1,962,226      4,145,785
Purchases of property, plant and equipment           (625,502)       (554,935)      (450,601)
Proceeds from sale of property,
  plant and equipment                                                  45,000
Payments for other assets                             (34,673)        (51,663)      (122,881)
                                                 -------------------------------------------
Net cash provided by/(used for) investing
  activities                                        2,069,811      (2,840,444)       503,111

FINANCING ACTIVITIES:
Dividends paid                                       (297,254)       (320,242)      (323,224)
Common stock issued upon exercise of options          176,750                         50,250
ESOP termination                                                     (286,344)
Purchase and retirement of common stock            (2,797,416)       (542,343)       (33,484)
                                                 -------------------------------------------
Net cash used for financing activities             (2,917,920)     (1,148,929)      (306,458)
                                                 -------------------------------------------
(Decrease)/increase in cash and cash equivalents     (484,037)        680,104       (317,026)
Cash and cash equivalents at beginning of year      1,605,474         925,370      1,242,396
                                                 -------------------------------------------
Cash and cash equivalents at end of year          $ 1,121,437     $ 1,605,474    $   925,370
                                                 ===========================================

See accompanying notes.

                                                   NOTES TO FINANCIAL STATEMENTS


NOTES TO FINANCIAL STATEMENTS
OCTOBER 3, 1998

1. SIGNIFICANT ACCOUNTING POLICIES

DESCRIPTION OF BUSINESS
The Company manufactures and distributes replacement mattresses, mattress overlays, patient positioners and seating cushions for the medical market; pillows, cushions and mattress pads for the consumer market; and various foam products for the industrial market throughout the United States and Canada. Receivables from the sale of such products are unsecured.

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

AMORTIZATION
Amortization is computed using the straight-line method. Costs of patents are amortized over periods ranging from 10 to 17 years, and trademarks are amortized over periods of 5 or 10 years. Costs in excess of the fair value of net assets acquired are amortized over 30-year and 10-year periods. Accumulated amortization of intangible assets at October 3, 1998, and September 27, 1997 was approximately $1,272,000 and $1,020,000 respectively.

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

EARNINGS PER COMMON SHARE
Earnings per common share are computed based on the weighted average number of shares outstanding during each period in accordance with Statement of Financial Accounting Standards No. 128, "Earnings per Share." See Note 3.

FISCAL YEAR
The Company's fiscal year ends on the Saturday nearest to September 30. The 1998, 1997 and 1996 fiscal years were 53, 52 and 52-week years, respectively.

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

RECENT PRONOUNCEMENTS The financial Accounting Standards Board has issued SFAS No. 130, "Reporting Comprehensive Income," which is effective for financial statements for fiscal years beginning after December 15, 1997.

16
NOTES TO FINANCIAL STATEMENTS


1. SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

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

The Financial Accounting Standards Board has also issued SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information," which is effective for financial statements for fiscal years beginning after December 15, 1997. This statement changes the reporting of segment information from the "industry segment approach" to a "management approach." Under this new approach, the Company will be required to report financial and descriptive information about its operating segments in the same manner that management organizes the segments in order to make decisions and assess performance. Management feels that the Company's segment information shown in Note 17 meets the requirements under the new statement. Therefore, the implementation of SFAS No. 131 during the first quarter of fiscal 1999 will have no material effect on the Company's financial condition or results of operations.

2. SALE OF CONTRACT PACKAGING BUSINESS UNIT

On February 27, 1998, the Company sold substantially all of the assets of its contract packaging business unit. The purchase price for the contract packaging assets was $2.3 million, with $1.84 million paid in cash at closing and the remainder financed by Span-America over five years. No gain or loss was recorded as a result of the sale. The Company's results for all periods presented have been restated to reflect the sale of the contract packaging business as a discontinued operation. The balance sheet at September 27, 1997 has been restated to reflect the reclassification of all assets and liabilities relating to the contract packaging operations as assets and liabilities related to discontinued operations.

Operating results of the discontinued contract packaging operations are as follows:


                           1998         1997        1996
-----------------------------------------------------------
Net sales            $ 3,170,055   $ 6,420,292  $ 6,653,537

Income before
  income taxes           244,530      387,695       419,100

Provision for
  income taxes            91,000      146,000       157,000
                      -------------------------------------

Income from dis-
continued operations  $  153,530   $  241,695    $  262,100
                      =====================================

3. EARNINGS PER COMMON SHARE

In 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 128, "Earnings per Share." Statement 128 replaced the previously reported primary and fully diluted earnings per share with basic and diluted earnings per share. Unlike primary earnings per share, basic earnings per share excludes any dilutive effects of options, warrants, and convertible securities. Diluted earnings per share is very similar to the previously reported fully diluted earnings per share. All earnings per share amounts for all periods have been presented, and where necessary, restated to conform to the Statement 128 requirements.

The following table sets forth the computation of basic and diluted earnings per share:


                           1998        1997         1996
-----------------------------------------------------------

Numerator for basic and diluted earnings per share:
Income from
  continuing
  operations          $1,411,986   $1,370,221      $282,954


Income from
  discontinued
  operations,
   net of
   income taxes          153,530      241,695       262,100
                      -------------------------------------

Net income            $1,565,516   $1,611,916      $545,054
                      =====================================

                           1998        1997         1996
-----------------------------------------------------------
Denominator:
Denominator for
  Basic earnings
  per share weighted
  average shares       2,931,362    3,188,397     3,227,966
Effect of dilutive
  securities:
  employee and
  board stock
  options                106,988       35,530        36,733
-----------------------------------------------------------
Denominator
  for diluted
  earnings per share:
  adjusted weighted
  average shares
  and assumed
  conversions          3,038,350    3,223,927     3,264,699
                      =====================================

Income per share from continuing operations:
  Basic                     $.48         $.43          $.09
  Diluted                   $.47         $.43          $.09

Income per share from discontinued operations,
  net of income taxes:
  Basic                     $.05         $.08          $.08
  Diluted                   $.05         $.07          $.08

Net income per share:
  Basic                     $.53         $.51          $.17
  Diluted                   $.52         $.50          $.17

4. ACQUISITIONS

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

5. SECURITIES AVAILABLE FOR SALE

Securities available for sale are carried at the lower of aggregate cost or market.

The components of securities available for sale are as follows:

                                     1998        1997
   --------------------------------------------------------

Commercial paper variable
  rate demand notes                $2,095,611    $3,001,708
Municipal bonds                       506,445            -
U.S. government
  agency securities                        -        491,722
                                ---------------------------
                                   $2,602,056    $3,493,430
                                ===========================

6. INVENTORIES

The components of inventories are as follows:


                                    1998         1997
-----------------------------------------------------------

Raw materials                      $1,568,262    $1,579,124
Finished goods                        549,732       538,747
                                ---------------------------
                                   $2,117,994    $2,117,871
                                ===========================

7. PROPERTY AND EQUIPMENT

Property and equipment, at cost, is summarized by major classification as follows:

                                     1998         1997
-----------------------------------------------------------

Land                               $  317,343    $  317,343
Land improvements                     240,016       240,016
Buildings                           3,642,151     3,613,966
Machinery and equipment             5,242,846     4,721,792
Furniture and fixtures                517,552       507,205

18
NOTES TO FINANCIAL STATEMENTS


7. PROPERTY AND EQUIPMENT (CONTINUED)

                                     1998         1997
-----------------------------------------------------------
Vehicles                                9,520         9,520
Leasehold improvements                 66,006        66,006
                                 --------------------------
                                   10,035,434     9,475,848
Less accumulated
  depreciation                      6,213,699     5,702,468
                                 --------------------------
                                  $ 3,821,735   $ 3,773,380
                                 --------------------------

8. OTHER ASSETS

Other assets consist of the following:

                                      1998         1997
-----------------------------------------------------------

Patents and trademarks,
  net of accumulated
  amortization of $686,755
  in 1998 and $581,501
  in 1997                          $  542,695   $   613,275
Cash value of life insurance        1,223,491     1,118,447
Other                                  94,231       144,152
                                ---------------------------
                                   $1,860,417    $1,875,874
                                ===========================

9. ACCRUED AND SUNDRY LIABILITIES

Accrued and sundry liabilities consist of the following:

                                     1998         1997
-----------------------------------------------------------
Salaries, bonuses and
  other compensation                $ 405,045     $ 807,142
Federal and state
  income taxes                        108,457       165,830
Payroll taxes accrued
  and withheld                         76,502        63,492
Property taxes                        121,858        60,916
Medical insurance                      23,402       129,461
Customer refund due                                 139,276
Customer deposits                      76,599        65,335
Royalties                              60,319        76,828
Other                                 193,817       162,810
                                ---------------------------
                                   $1,065,999    $1,671,090
                                ===========================



10. LONG-TERM DEBT

At October 3, 1998, the Company had available an unused line of credit with a bank for unsecured short-term borrowings up to $2,500,000.

The Company paid no interest expense in fiscal 1998 or 1997 and paid $27,894 in 1996.

11. DEFERRED COMPENSATION

The company is obligated to make payments under a retirement agreement to its founder and former chief executive officer over his remaining life. The Company has fully accrued the present value of the expected payments due over the executive's estimated life expectancy. The Company recognized expenses of approximately $95,000 in 1998, $96,000 in 1997, and $97,000 in 1996 related to this agreement.

The Company entered into a deferred compensation agreement with an executive providing for post-retirement payments, contingent on certain conditions, beginning in 2002. The Company recognized approximately $107,000 of expense in 1996 to accrue the present value of estimated future retirement payments over the period from the date of the agreement to the retirement date. In 1996 the executive resigned from the Company and will not be eligible for the retirement benefits. Accordingly, the Company eliminated the accrual and recognized approximately $228,000 of income in the fourth quarter in 1996 related to this agreement. However, the Company also recognized approximately $166,000 of severance costs in the fourth quarter of 1996 related to this executive.

12. SHAREHOLDERS' EQUITY

The Board of Directors of the Company adopted in March 1987 the 1987 Stock Option Plan ("Plan"). The Plan authorized the Board of Directors to grant options to key officers and employees for an aggregate of 200,000 shares of the Company's Common Stock. Options were granted at the fair market value on the date of grant. The options that become exercisable accumulate in an amount not to exceed 20% annually of the total grant. As of October 3, 1998, 21,000 shares of the 81,000 shares authorized under this plan were fully exercisable.

The Board of Directors adopted, effective November 8, 1991, the 1991 Stock Option Plan. The plan gives the Board of Directors the right to grant awards of up to 200,000 shares of Common Stock to officers and key employees and 50,000 shares to directors who are neither officers nor employees of the

Company. The Board of Directors has granted options for 206,000 shares under this plan as of October 3, 1998, 7,000 shares of which have been exercised. Options were granted at the fair market value on the date of grant. Shares under the 1991 plan become exercisable each year as defined in the agreements entered into with each employee, but at a minimum of 1,000 shares per year. As of October 3, 1998, options for 119,440 shares authorized under the plan were fully exercisable.

The Board of Directors adopted in 1997 the 1997 Stock Option Plan. The plan gives the Board of Directors the right to grant awards of up to 200,000 shares of Common Stock to officers and key employees of the Company. The Board of Directors has granted options for 24,800 shares under this plan as of October 3, 1998, none of which have been exercised. Options were granted at the fair market value on the date of grant. Shares under the 1997 become exercisable each year as defined in the agreements entered into with each employee, but at a minimum of 1,000 shares per year. As of October 3, 1998, options for 5,360 of the 24,800 shares authorized under the plan were fully exercisable.

The options under the 1987, 1991 and 1997 plans which have not been exercised expire 10 years from the date of grant.

A summary of the activity in the Company's stock option plans is as follows:

                                OPTION PRICE                   AVAILABLE
                                 PER SHARE     OUTSTANDING     FOR GRANT
-------------------------------------------------------------------------

At Sept. 28, 1996              $2.75 to $8.37       215,000       156,000
Granted                        $4.00 to $4.81       126,800      (126,800)
Terminated                               -          (25,000)       25,000
                              -------------------------------------------
At Sept. 27, 1997              $2.75 to $8.37       316,800        54,200
Avail. 1997 plan                                         -        200,000
Granted                                 $7.09        44,000       (44,000)
Exercised                      $2.75 to $6.88       (48,000)           -
Terminated                               -           (1,000)        1,000
                              -------------------------------------------
At Oct. 3, 1998                $2.75 to $8.37       311,800       211,200
                              ===========================================

Tax benefits arising from the difference in market value between the date of grant and the date of issuance of common stock upon exercise are recorded as a credit to additional paid-in capital.

In March 1997 the Board of Directors approved the 1997 Long-Term Incentive Stock Option Plan for certain executives of the Company based on achievement of specified financial goals by fiscal year end 1999. As of October 3, 1998, the Company has accrued $18,000 for these incentives based on current estimates of financial goals.

The Company accounts for and will continue to account for stock options under Accounting Principles Board Opinion 25, "Accounting for Stock Issued to Employees." The application of Financial Accounting Standards Board Statement No. 123 "Accounting for Stock Based Compensation," which was adopted in 1997, would not materially affect net income and earnings per share for 1998, 1997 and 1996.

13. INCOME TAXES

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's deferred tax liabilities and assets as of October 3, 1998, and September 27, 1997, are as follows:

                                      1998        1997
-----------------------------------------------------------

Deferred tax liabilities:
  Depreciation                      $ 504,000     $ 745,000
   Intangible assets                   64,000       105,000
  Other                                43,000       113,000
                                ---------------------------
Total deferred tax liabilities        611,000       963,000

Deferred tax assets:
  Deferred compensation               373,000       393,000
  Accrued expenses                    134,000       230,000
  Deferred gain on sale               162,000
  Other                                99,000       156,000
                                ---------------------------
Total deferred tax assets             768,000       779,000

Net deferred tax
  (assets)/liabilities              $(157,000)     $184,000
                                ---------------------------

The Company made income tax payments, net of refunds, of $1,678,000, $1,064,000, and $620,000 in the 1998, 1997 and 1996, fiscal years, respectively.

20
NOTES TO FINANCIAL STATEMENTS


13. INCOME TAXES (CONTINUED)

Federal and state income tax provisions consist of the following:
                                   1998         1997          1996
-------------------------------------------------------------------------
Current:
  Federal                           $ 946,000     $ 964,000     $ 283,000
  State                               114,000       104,000        26,000
                                -----------------------------------------
                                    1,060,000     1,068,000       309,000
Deferred:
  Federal                            (224,000)     (223,000)     (127,000)
  State                               (33,000)      (24,000)      (12,000)
                                -----------------------------------------
                                     (257,000)     (247,000)     (139,000)
                                -----------------------------------------
Total income tax
  expense on earnings
  from continuing
  operations                          803,000       821,000       170,000
Tax expense of discon-
  tinued operations                    91,000       146,000       157,000
                                -----------------------------------------
Income tax expense                  $ 894,000     $ 967,000     $ 327,000
                                -----------------------------------------
Income tax expense from continuing operations differs from the amounts computed by applying the Federal tax rate to income before income taxes as follows:
                                    1998         1997         1996
-------------------------------------------------------------------------
Computed tax at the
  statutory rate                    $ 753,000     $ 745,000     $ 154,000
Increases (decreases):
  State income taxes,
   net of federal
   tax benefit                         55,000        54,000        11,000
  Tax-exempt
   investment income                  (48,000)      (22,000)      (30,000)
  Other, net                           43,000        44,000        35,000
                                -----------------------------------------
Income tax expense                  $ 803,000     $ 821,000     $ 170,000
                                =========================================

14. EMPLOYEE BENEFIT AND INCENTIVE PLANS

The Company has an employee savings and investment plan (401(k) plan) available to the Company's employees meeting eligibility requirements. The Company matches a percentage of the employee contributions, with certain limitations. Contributions by the Company amounted to approximately $93,000, $63,000 and $52,000 for the 1998, 1997 and 1996 fiscal years, respectively.

The Company previously had an Employee Stock Ownership Plan (the "ESOP") for the benefit of its employees. The ESOP was terminated effective September 30, 1996, the end of the 1996 plan year. In connection with this termination, all participants became fully vested in the allocated shares on that date. In December 1996, the Company purchased from the ESOP 42,875 remaining unallocated shares of common stock for approximately $194,000 ($4.52 per share), the fair market value on the purchase date. The ESOP used the proceeds of this sale of unallocated shares to reduce the principal balance of two bank loans which had been used to fund the ESOP's stock purchase. These loans were guaranteed by the Company.

At September 28, 1996, the Company had reflected the guaranteed ESOP borrowings as current debt on its balance sheet. The ESOP borrowings were secured by the unallocated shares of Common Stock purchased. A corresponding amount of "Guaranteed ESOP Obligations" was recorded as a reduction of shareholders' equity. The Company's contributions to the ESOP were approximately $99,000 in 1996. Interest payments for fiscal 1996 were approximately $28,000.

15. RELATED-PARTY TRANSACTIONS

The Company has patents and patent rights acquired from its former chairman of the board of directors and major shareholder. As consideration, the Company paid royalties equal to three percent of gross sales on all manufactured products covered by the patents through December 1995. In 1996 royalties totaled approximately $15,000.

The Company paid approximately $53,000 in 1998, $51,000 in 1997, and $68,000 in 1996 in legal fees to a firm having a member who is also a director of the Company.

16. MAJOR CUSTOMERS

The Company has a business relationship with a customer to distribute certain of its medical products to hospitals throughout the United States. Sales generated by this customer amounted to approximately 15% of net sales in 1998, 16% in 1997, and 13% in 1996.

The Company had a business relationship with another customer to distribute certain of its consumer products. Sales to this customer for the 1998, 1997 and 1996 fiscal years amounted to approximately 15%, 19% and 17% of the Company's net sales, respectively.

17. OPERATIONS AND INDUSTRY SEGMENTS

The Company operates in three industry segments: medical, consumer and industrial. These industry segments correspond to the markets in the United States for which the Company manufactures and distributes its polyurethane foam and packaging products.

The following table summarizes certain information on
industry segments:
                                     1998        1997          1996
-------------------------------------------------------------------------

Net Sales:
  Medical                         $16,146,008   $15,266,832   $14,077,224
  Consumer                          8,107,743     9,100,278     7,489,833
  Industrial                        4,092,068     3,328,287     3,253,232
                                -----------------------------------------

Total                             $28,345,819   $27,695,397   $24,820,289
                                =========================================
Operating profit:
  Medical                         $ 2,067,740   $ 1,969,382     $ 889,010
  Consumer                            (11,902)      147,511      (167,027)
  Industrial                          198,946         4,926        49,703
                                -----------------------------------------
Total                             $ 2,254,784   $ 2,121,819     $ 771,686

Corporate expense                    (450,062)     (288,499)     (607,232)
Interest expense                          -             -         (29,170)
Other income                          410,264       357,901       317,670
                                -----------------------------------------
Income before
  income taxes
  and discontinued
  operations                      $ 2,214,986   $ 2,191,221     $ 452,954
                                =========================================
Indentifiable assets:
  Medical                         $ 8,135,341   $ 7,993,192   $ 8,736,425
  Consumer                          4,210,321     3,453,189     4,185,683
  Industrial                        1,714,983     1,611,596     1,206,239
  Corporate                         5,351,675     6,223,762     3,239,341
  Contract packaging                              3,344,575     3,712,907
                                -----------------------------------------
                                  $19,412,320   $22,626,314   $21,080,595
                                =========================================
Depreciation and amortization expenses:
  Operating:
   Medical                          $ 450,473    $  419,074   $   421,684
   Consumer                           216,231       218,626       223,775
   Industrial                          95,867        37,360        43,646
   Corporate                            1,335         1,680         5,799
                                -----------------------------------------
                                    $ 763,906    $  676,740   $   694,904
  Other - discontinued
   operations                         130,274       402,452       410,983
                                -----------------------------------------
                                    $ 894,180    $1,079,192   $ 1,105,887
                                =========================================
Capital expenditures:
  Operating:
   Medical                          $ 243,565    $  181,042   $   145,081
   Consumer                           148,307        36,990       218,490
   Industrial                         169,944       292,665        34,127
                                -----------------------------------------
                                      561,816       510,697       397,698
  Operating - discontinued
   operations                          63,686        44,238        52,903
                                -----------------------------------------
                                    $ 625,502    $  554,935    $  450,601
                                =========================================

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

The Company has two customers whose sales represent a significant portion of sales in their respective business segments. Sales to one of these customers were in excess of 26% in 1998, 29% in 1997, and 23% in 1996, of net sales in the medical segment. Sales to another customer accounted for 52% of net sales in the consumer segment in 1998, 57% in 1997, and 55% in 1996.

18. OPERATING LEASES

The Company leases truck equipment and manufacturing and warehousing facilities in South Carolina and California. All of the leases require the Company to pay insurance and maintenance costs.

Rental expense for all operating leases was $343,000 (1998), $346,000 (1997), and $331,000 (1996).

Future minimum lease payments under noncancelable operating leases with initial terms of one year or more at October 3, 1998 were $196,500 for the 1999 fiscal year, $202,500 for the 2000 fiscal year and $51,000 for the 2001 fiscal year.

19. CONTINGENCIES

The company is a defendant in a legal action involving a claim relating to a terminated employee. The ultimate outcome or range of potential loss of this litigation is not presently predictable.

In addition to the case mentioned above, from time to time the Company is a defendant in legal actions involving claims arising in the normal course of business. The company believes that, as a result of legal defenses, insurance arrangements and indemnification provisions with the parties believed to be financially capable, none of these actions should have a material effect on its operations or its financial condition.

22
REPORT OF ERNST & YOUNG LLP, INDEPENDENT AUDITORS



Shareholders and Board of Directors
Span-America Medical Systems, Inc.


We have audited the accompanying balance sheets of Span-America Medical Systems, Inc. as of October 3, 1998 and September 27, 1997 and the related statements of income, shareholders' equity, and cash flows for each of the three years in the period ended October 3, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used in significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Span-America Medical Systems, Inc. at October 3, 1998 and September 27, 1997, and the results of its operations and its cash flows for each of the three years in the period ended October 3, 1998, in conformity with generally accepted accounting principles.


                                            /s/ Ernst & Young LLP
                                            ---------------------
                                                ERNST & YOUNG LLP

Greenville, SC
November 11, 1998

                                                          DIRECTORS AND OFFICERS


DIRECTORS                                     OFFICERS
J. Ernest Lathem, M.D.                        James D. Ferguson
Chairman of the Board                         President and Chief Executive
Retired Urological Surgeon                    Officer
Greenville, South Carolina
                                              Robert E. Ackley
James D. Ferguson                             Vice President - Operations
President and Chief Executive Officer
                                              Richard C. Coggins
Roy W. Black                                  Chief Financial Officer
Retired Vice-Chairman                         Treasurer and Secretary
Johnson and Johnson Professional, Inc.
Retired Vice President                        Melinda J. Gage
Johnson and Johnson International, Inc.       Vice President - Human Resources
Boston, Massachusetts
                                              Edmund K. Maier
Richard C. Coggins                            Vice President - Marketing/R&D
Chief Financial Officer
Treasurer and Secretary                       Clyde A. Shew
                                              Vice President - Medical Sales
Thomas F. Grady, Jr.
Vice President
International Paper
Montvale, New Jersey

Thomas D. Henrion
President and Chief Executive Officer
Food Service Purchasing Cooperative, Inc.
Louisville, Kentucky

Douglas E. Kennemore, M.D.
Neurosurgeon
Greenville, South Carolina

Brien Laing
Retired Corporate Vice President
Baxter Healthcare Corporation
Deerfield, Illinois

James M. Shoemaker, Jr.
Member
Wyche, Burgess, Freeman & Parham, P.A.
Greenville, South Carolina

24
CORPORATE DATA


CORPORATE OFFICE
Span-America Medical Systems, Inc.
70 Commerce Center
Greenville, South Carolina 29615
(864) 288-8877

Mailing Address:
P.O. Box 5231
Greenville, SC 29606

Web Site:
www.spanamerica.com

STOCK INFORMATION
The common stock of Span-America Medical Systems, Inc. trades on the National Market tier of the Nasdaq Stock Market under the symbol SPAN.

STOCK TRANSFER AGENT
Boston Equiserve, L.P.
P.O. Box 8218
Boston, MA 02266-8218
(800) 633-4236

Inquiries regarding stock transfers, lost certificates or address changes should be directed to the Stock Transfer Agent at the address above.



GENERAL COUNSEL
Wyche, Burgess, Freeman & Parham, P.A.
P.O. Box 728
Greenville, South Carolina 29602


AUDITORS
Ernst & Young LLP
P.O. Box 10647
Greenville, South Carolina 29603

SHAREHOLDER INQUIRIES AND AVAILABILITY OF FORM 10-K REPORT
A copy of the Company's Annual report an 10-K for the year ended October 3, 1998 is available without charge to shareholders upon written request from the following:

Secretary
Span-America Medical Systems, Inc.
P.O. Box 5231
Greenville, South Carolina 29606

                              [Photo Appears Here]














                                  SPAN-AMERICA

                             MEDICAL SYSTEMS, INC.



            70 Commerce Center o PO Box 5231 o Greenville, SC 29606
                     Tel: 864.288.8877 o Fax: 864.288.8692