Form 10-K, Exhibit 13
period 2000-09-30
SPAN AMERICA MEDICAL SYSTEMS INC
filed 2000-12-22
CIK 718924

                                  EXHIBIT 13.1


                                    [PHOTO]



                       SPAN-AMERICA MEDICAL SYSTEMS, INC.
                               2000 ANNUAL REPORT

CORPORATE PROFILE

Span-America Medical Systems, Inc. manufactures and markets a comprehensive selection of pressure management products for the medical market, including Geo-Matt(R), PressureGuard(R), Geo-Mattress(R), Span-Aids(R), and Isch-Dish(R) products. The Company also supplies pillows and mattress overlays to the consumer bedding market, and various custom packaging products to the industrial market. Span-America's common stock trades on The Nasdaq Stock Market(R) under the symbol SPAN.

FINANCIAL SUMMARY
(Amounts in thousands, except per share and percent data)

                                                            2000               1999        % CHANGE
---------------------------------------------------------------------------------------------------
Net sales                                                $26,568           $ 23,063             15%
Operating income (loss)                                      902               (166)           643%
Income from continuing operations                            971                132            636%
Earnings per share from continuing operations:
  Basic                                                     0.39               0.05            680%
  Diluted                                                   0.39               0.05            680%
Return on net sales from continuing operations               3.7%               0.6%

Cash and securities                                        4,990              4,194             19%
Current assets                                            11,729             10,113             16%
Total assets                                              19,161             17,679              8%
Current liabilities                                        3,058              2,255             36%
Shareholders' equity                                      14,904             14,180              5%
Return on ending shareholders' equity                        6.5%               3.5%
Number of shares outstanding at fiscal year end            2,503              2,495              0%
Book value per share                                        5.95               5.68              5%

TABLE OF CONTENTS

Letter to Shareholders.............................................   1
Selected Financial Information. ...................................   6
Quarterly Financial Data...........................................   7
Management's Discussion and Financial Analysis.....................   8
Balance Sheets.....................................................  11
Statements of Income...............................................  12
Statements of Shareholders' Equity.................................  13
Statements of Cash Flows...........................................  14
Notes to Financial Statements......................................  15
Report of Elliott, Davis & Company, LLP, Independent Auditors......  24
Directors and Officers............................................. IBC
Corporate Data..................................................... IBC

                                    [PHOTO]

                      JAMES D. FERGUSON / PRESIDENT AND CEO

                                    [PHOTO]

                          THOMAS D. HENRION / CHAIRMAN


                     The SALES INCREASE in both our MEDICAL

               and CUSTOM PRODUCTS business units was the key to

                      our earnings growth during the year.


TO OUR SHAREHOLDERS:

         Span-America showed gains in all key areas of our business in fiscal 2000 and our sales and earnings both increased substantially. We also invested more in sales and marketing efforts to fuel future growth while sales of new products continued to grow rapidly. We made excellent progress in the national accounts arena, signing several important new supply agreements. We increased our dividend by 20% and our financial strength continued its growth.

         The Company's sales increased by 15% in fiscal 2000 to $26.6 million compared with $23.1 million last year. Most of the sales increase came from our custom products business and was driven by our marketing alliance with Louisville Bedding Company. Sales of custom products rose 36% during fiscal 2000 to $11.1 million. Our medical business also performed well during the year. Medical sales were up by 4% to $15.5 million on strong performance of our mattress products, which was held back somewhat by declines in sales of overlays. The sales increase in both business units was the key to our earnings growth during the year.

         Earnings from continuing operations rose 636% this year to $971,000, or 39 cents a diluted share, compared with $132,000, or 5 cents a diluted share, in fiscal 1999. The earnings increase was driven mostly by our sales growth but we also benefited from improved manufacturing efficiencies and greater productivity. In fiscal 2000, we combined a $3.5 million sales increase with better efficiencies and cost controls to produce a $1.1 million increase in operating profit.

                 Targeted at the LONG TERM CARE, ACUTE CARE and

                         HOME CARE MARKETS, our MEDICAL

                   PRODUCTS provide patients with clinically

              proven results. We are well positioned for CONTINUED

              GROWTH in these markets as the U.S. population ages.


MEDICAL BUSINESS

GEO-MATTRESS WITH WINGS(R)>>

THE GEO-MATTRESS LINE OF THERAPEUTIC MATTRESSES CONTINUES TO BE THE ENGINE DRIVING THE GROWTH OF MEDICAL SALES. Enjoying record growth for the second straight year, Geo-Mattress products accounted for much of the 25% surge in overall mattress sales. A major factor in the line's success has been Geo-Mattress with Wings, which nearly tripled sales in its second year of release. With a growing market share and strong clinical acceptance, Span is well positioned for what analysts project will be steady market growth in this product category through 2006.

                                    [PHOTO]

MEDICAL BUSINESS

         Our medical business enjoyed a much improved market environment in fiscal 2000. Last year, in fiscal 1999, our part of the medical market was practically paralyzed by Medicare cut-backs and the implementation of the Prospective Payment System. This year, the market regained some of its footing, and our customers began to return to normal purchasing patterns. Several of our medical products thrived in this more positive market.

         Total medical sales were up by 4% in fiscal 2000 to $15.5 million. Leading the growth was our line of therapeutic replacement mattresses, including the Geo-Mattress(R) and PressureGuard(R) brands. Sales of these products were up by 25% during the year. In other parts of our medical business, sales of seating products grew by 9% in fiscal 2000, while sales of patient positioners were flat. So, the clear winners for the year were mattresses.

         Our medical mattresses are targeted at the long-term care, acute care and home care markets, where they provide patients with excellent, clinically proven protection against pressure ulcers. We believe we are well positioned for continued growth in all three of these markets as the U.S. population ages. Driving the growth is the combination of favorable demographics and the continued shift in market preference toward therapeutic replacement mattresses. Although this shift contributed to an 11% sales decrease in our Geo-Matt(R) and convoluted overlays in fiscal 2000, mattress sales are still growing faster than overlay sales are declining. This has been a trend over the last several years and we expect it to continue.

         Sales of new mattress products continued to grow in

                                    [PHOTO]


2000. Our newest mattress, the PressureGuard APM(2), exceeded our sales expectations in its first year. The APM(2) adds a lateral rotation feature to the proven performance of our alternating pressure mattress. The new mattress is targeted at the fast growing long term care and home care markets. Another new product, Geo-Mattress with Wings(R), has been extremely well received since its introduction in mid-1999. It is quickly becoming a valuable addition to the Geo-Mattress product line. New products introduced within the last three years made up 20% of our medical sales in 2000. We will continue to expand our new product development efforts in order to drive this percentage even higher.

         Fiscal year 2000 was also a year of success in the corporate accounts arena. We signed supply agreements with several national health care providers, including Beverly Enterprises, the VGM Group (the country's largest buying alliance for independent medical equipment suppliers), Centennial Healthcare (a leading national long-term care provider), and others. In addition, we are pleased to have received supplier-of-the-year awards from two key national accounts. The awards were made on the basis of the strength and breadth of our product lines, our level of sales and marketing support, on-time shipments, and e-commerce capabilities.

         Overall, we are pleased with the progress in our medical business in 2000. We plan to continue to focus on new product development, corporate account relationships, and expanded sales and marketing efforts.

MEDICAL BUSINESS

SPAN-AMERICA SEATING PRODUCTS>>

TIME AND AGAIN, SPAN-AMERICA WAS THE CHOICE OF THE MEDICAL INDUSTRY'S BIGGEST PLAYERS IN 2000. Among them was Beverly Enterprises, the nation's largest operator of long term care facilities. Following a lengthy selection process, Span-America was named exclusive provider from among more than 30 manufacturers of wheelchair seating devices. Agreements with the nation's largest distributor alliance, as well as with Canada's largest medical products distributor, further demonstrate the growing reputation of Span-America among the true players in the medical marketplace.


                                    [PHOTO]

                                    [PHOTO]


INDUSTRIAL PRODUCTS

RETURNABLE PACKAGING>>

THE AUTOMOTIVE INDUSTRY OFFERS AN EXCELLENT SOURCE OF NEW GROWTH POTENTIAL FOR SPAN-AMERICA'S INDUSTRIAL PRODUCTS. We are currently supplying a variety of packaging components used to ship automotive parts in returnable, reusable containers. The packaging needs of the automotive parts suppliers are ideally suited to our design, engineering and custom foam fabrication capabilities. We have developed an excellent reputation as a supplier of high-quality, precision-engineered products at competitive prices. We look forward to continued growth in sales of our industrial products.

                                    [PHOTO]

CUSTOM PRODUCTS BUSINESS

         The custom products business was formed in 1999 by reorganizing and combining our consumer and industrial segments. The newly combined business unit had a major impact on sales and earnings growth in fiscal 2000. Custom products sales jumped 36% during the year to $11.1 million compared with $8.1 million in 1999. All of the growth came from consumer pillows and mattress overlays that are sold through our marketing partner, Louisville Bedding Company. Louisville Bedding is one of the largest manufacturers of mattress pads and bed pillows in North America. Span-America's lines of foam bedding products for the consumer market fit perfectly with Louisville Bedding's sales, marketing and distribution expertise. It has been an excellent complementary relationship, and we look forward to growing together in the future.

         One of the key growth areas in the custom products business has been our new Geo-Systems(TM) line of mattress overlays for the consumer bedding market. Introduced this time last year, Geo-Systems brings hospital proven pressure management technology to consumers. The product is thicker and has a more sophisticated surface design than traditional convoluted pads. Our customers get more foam and better comfort for their money. It is positioned as a more upscale, higher value product for customers who are less price sensitive. Sales of Geo-Systems in 2000 were excellent, and we expect continued growth from the new product line.

         Our industrial product lines delivered mixed results in 2000. Sales of industrial products declined by 10% during the year, but both gross profit and

                  Sales in our CUSTOM PRODUCTS business jumped

        36% during fiscal year 2000 due in a large part to our marketing alliance with LOUISVILLE BEDDING COMPANY.


operating profit increased over fiscal 1999 results. The reason for these diverging results is that we discontinued some low-margin products in order to focus more on profitability. The strategy worked well, giving us a more profitable base from which to grow.

         Future growth for industrial products could come from an interesting market - the automotive industry. Since BMW built a large assembly plant a few miles from our headquarters, we have seen significant growth in the number of automotive parts suppliers moving to Greenville and surrounding areas. This has created a good market opportunity for our custom engineered industrial products. In 2000, we began supplying foam packaging products used to ship various automotive parts in returnable, reusable containers. These products are ideally suited to our design and fabrication capabilities and we expect it to be a growth area for industrial products.

FINANCIAL CONDITION

         Our improved sales and earnings performance in 2000 further strengthened the Company's financial condition. Cash flow from operations was a healthy $1.5 million, or $0.59 per diluted share, and was generated by higher earnings and good management of working capital. Our ratio of current assets to current liabilities was 3.8, indicating the Company's continuing high liquidity. We finished the year with a strong capital base of $14.9 million, or $5.95 per share, which was up 5% over fiscal 1999. As a result of our improved performance, we increased our dividend by 20% to $0.03 per share per quarter. We will continue to look for opportunities to create higher returns on capital by using our excess cash to fund growth opportunities for Span-America. However, we will be disciplined in our approach and our efforts will be focused on generating an excellent total return for our shareholders.

IN THE FUTURE

         Our number one goal is to increase the per share value of Span-America. We will try to accomplish that first by pursuing consistent and accelerating growth in our core medical and custom products businesses. We believe both markets offer good short- and long-term growth potential. To achieve growth in these core businesses, we plan to expand sales and marketing efforts to support our distribution partners and to target national accounts. We will invest more in new product development capabilities focused on developing new, break-through products as well as extending the lives of our brands through innovative line extensions.

         To accomplish our growth goals we must also look beyond our core businesses to find or develop new markets for our existing pressure management products. New market areas could include private label versions of our branded products, the wound care or skin care markets, alliances with other manufacturers, and the vast potential of the consumer market for pressure relieving surface and seating products.

         We also plan to continue our efforts to look for business opportunities outside the current boundaries of Span-America. This would include licensing arrangements for new products developed by other companies and maintaining an ongoing effort to find acquisitions of related product lines or companies. In all of these efforts, our actions will be guided by the principle of consistently increasing the value of this Company.

         We believe the future is filled with excellent opportunities for Span-America. We approach these new possibilities with enthusiasm and with a sharp focus on our customers and our shareholders. Thank you for your interest in Span-America. We look forward to reporting on our progress in fiscal 2001.


Sincerely,

/s/ James D. Ferguson

JAMES D. FERGUSON / PRESIDENT AND CEO


/s/ Thomas D. Henrion

THOMAS D. HENRION / CHAIRMAN

                         SELECTED FINANCIAL INFORMATION


FIVE-YEAR FINANCIAL SUMMARY
(Amounts in thousands, except per share and employee data)

                                                          2000           1999           1998          1997           1996
-------------------------------------------------------------------------------------------------------------------------
For the year:
  Net sales                                            $26,568       $ 23,063        $28,346       $27,695       $ 24,820
  Gross profit                                           7,621          6,344          8,499         8,428          7,394
  Operating income (loss)                                  902           (166)         1,805         1,833            164
  Income from continuing operations                        971            132          1,412         1,370            283
  Cash flow from (used in) operations                    1,483          2,202            364         4,669           (514)
  Capital expenditures from continuing operations          413            171            562           511            398

Per share:
  Income from continuing operations:
    Basic                                              $  0.39       $   0.05        $  0.48       $  0.43       $   0.09
    Diluted                                               0.39           0.05           0.47          0.43           0.09
  Cash dividends declared                                 0.11           0.10           0.10          0.10           0.10

At end of year:
  Working capital                                        8,671          7,858          8,749         9,393          8,180
  Property and equipment - net                           3,346          3,460          3,822         3,773          3,669
  Total assets                                          19,161         17,679         19,412        22,626         21,081
  Shareholders' equity                                  14,904         14,180         15,696        16,980         16,019
  Book value per share                                    5.95           5.68           5.57          5.43           4.94
  Number of employees - continuing operations              188            174            201           187            175

Key ratios:
  Current ratio                                            3.8            4.5            4.3           3.3            3.4
  Return on net sales(1)                                   3.7%           0.6%           5.0%          4.9%           1.1%
  Return on ending shareholders' equity                    6.5%           3.5%          10.0%          9.5%           3.4%
  Return on average total assets                           5.3%           2.7%           7.4%          7.4%           2.6%

(1) Calculated using income from continuing operations.


                                    [GRAPH]
                               Dollars In Millions

                                    [GRAPH]
                              Dollars In Thousands

                                    [GRAPH]
                                Cents Per Share


SPAN-AMERICA MEDICAL SYSTEMS, INC.      6

                            QUARTERLY FINANCIAL DATA


QUARTERLY FINANCIAL DATA (UNAUDITED)
(Amounts in thousands, except per share data)

                                                         FIRST         SECOND          THIRD        FOURTH           YEAR
-------------------------------------------------------------------------------------------------------------------------
FOR FISCAL 2000
Net sales                                              $ 5,512       $  6,735        $ 6,850       $ 7,471       $ 26,568
Operating income                                           117            290            261           234            902
Net income                                                 151            259            275           286            971
Earnings per share
   Basic                                                  0.06           0.10           0.11          0.11           0.39
   Diluted                                                0.06           0.10           0.11          0.11           0.39
Stock price data
   High                                                   4.00           4.00           4.25          4.63           4.63
   Low                                                    3.13           3.06           2.88          3.50           2.88

FOR FISCAL 1999
Net sales                                              $ 5,176       $  6,500        $ 5,620       $ 5,767       $ 23,063
Operating income (loss)                                    (17)           (36)          (154)           41           (166)
Income (loss) from continuing operations                    48             31            (52)          105            132
Income from discontinued operations,
   net of income taxes                                      --             --            365            --            365
Net income                                                  48             31            314           105            498
Earnings per share
   Basic                                                  0.02           0.01           0.13          0.04           0.19
   Diluted                                                0.02           0.01           0.13          0.04           0.19
Stock price data
   High                                                   6.50           5.75           4.56          4.38           6.50
   Low                                                    4.63           4.13           3.63          3.38           3.38

      Span-America's common stock trades on The Nasdaq Stock Market(R) under the symbol SPAN. As of September 30, 2000, there were 2,503,400 common shares outstanding. As of December 1, 2000, there were 310 shareholders of record and approximately 880 beneficial shareholders. The closing price of Span-America's stock on December 1, 2000 was $ 4.06.

      The Company has paid a regular quarterly cash dividend since January 1990. In April 2000, the Board of Directors increased the quarterly dividend to $0.03 per share from $0.025 per share. Future dividend payments will depend upon the Company's earnings and liquidity position.


                                    [GRAPH]
                               Dollars In Millions

                                    [GRAPH]
                                    Dollars

                                    [GRAPH]
                                    Percent


                                       7      SPAN-AMERICA MEDICAL SYSTEMS, INC.

                 MANAGEMENT'S DISCUSSION AND FINANCIAL ANALYSIS

RESULTS OF OPERATIONS FISCAL 2000 VS. 1999

SUMMARY

         Net sales in fiscal 2000 rose 15% to $26.6 million compared with $23.1 million in fiscal 1999. Most of the increase came in the custom products segment where sales rose 36% to $11.1 million compared with $8.1 million in 1999.

         Income from continuing operations rose 636% in fiscal 2000 to $971,000, or $0.39 per diluted share compared with $132,000, or $0.05 per diluted share, in fiscal 1999. The Company's increased earnings were primarily due to higher sales volume, improved manufacturing efficiencies, and higher non-operating income.

         Net income in fiscal 2000 increased 95% to $971,000, or $0.39 per diluted share, compared with net income of $498,000, or $0.19 per diluted share in 1999. Net income for 1999 included after-tax income from discontinued operations of $365,000, or $0.14 per diluted share. The discontinued operation is discussed below under "Results of Operations Fiscal 1999 vs. 1998" and in
Note 2 of the Notes to Financial Statements.

SALES

         Sales in the Company's medical segment rose 4% to $15.5 million in fiscal 2000 compared with $14.9 million the previous year. The strongest performers in the medical business were our lines of therapeutic replacement mattresses, including Geo-Mattress(R) and PressureGuard(R) products, which grew 25% in fiscal 2000. In addition, sales of seating products increased 9%, and sales of patient positioners were flat during the year. Sales of medical mattress overlays, including Geo-Matt(R) and convoluted foam pads, decreased 11% compared with the prior year. The decline in overlay sales is expected to continue as more customers seek to eliminate their use of single-patient overlays by purchasing therapeutic replacement mattresses instead. However, the Company's mattress sales to date have more than offset the decline in overlay sales. Management expects that total medical sales will increase during fiscal 2001.

         Sales in the custom products segment increased 36% during fiscal 2000 to $11.1 million from $8.1 million in fiscal 1999. The sales increase came entirely from higher volumes of the Company's pillows and mattress overlays for the consumer market, mainly as a result of our marketing alliance with Louisville Bedding Company. Louisville Bedding, which distributes the Company's consumer products under a marketing and distribution agreement, is a leading manufacturer and distributor of bedding products in North America. The higher sales of consumer bedding products were partially offset by lower sales of industrial and Terryfoam(R) products. Sales of industrial products declined by 10% during fiscal 2000, due to the elimination of certain low-margin products. Management believes that total custom products sales in fiscal 2001 will be higher than those of fiscal 2000.

GROSS PROFIT

         The Company's gross profit increased by 20% to $7.6 million during fiscal 2000 from $6.3 million in fiscal 1999. The gross profit margin percentage increased to 28.7% for fiscal year 2000 compared with 27.5% for fiscal 1999. The increase in gross profit level and gross margin percentage was caused mainly by higher sales volume during the year and to a lesser extent improved manufacturing efficiencies related to better labor utilization. Management expects the gross margin percentage during fiscal 2001 to be slightly higher than the gross margin percentage in fiscal 2000.

S G & A EXPENSES

         Sales and marketing expenses increased 4% to $4.5 million, or 16.8% of sales, in fiscal 2000 compared with $4.3 million, or 18.5% of sales, in fiscal 1999. The increase occurred primarily in the medical segment and was due to higher shipping costs, incentive compensation, and higher expense for medical marketing programs. Management expects that total sales and marketing expenses in fiscal 2001 will be higher than 2000 levels.

         General and administrative expenses increased 1% to $2.3 million in fiscal 2000. The slight increase was the result of largely offsetting changes in various expense line items. General and administrative expenses for 2001 are expected to be slightly higher than 2000 levels.

OTHER

         Non-operating income increased by 55% to $545,000 in fiscal 2000 compared with $352,000 in fiscal 1999. The increase was about evenly divided between higher interest income and higher royalties received. Management expects non-operating income in fiscal 2001 to be lower than in fiscal 2000.

         During fiscal 2000, the Company paid dividends of $275,200, or 28% of net income, for the year. This amount represented two quarterly dividends of $0.025 per share and two quarterly dividends of $0.03 per share.

         The statements contained in "Results of Operations" and "Liquidity and Capital Resources" which are not historical facts are forward-looking statements that involve risks and uncertainties. Management wishes to caution the reader that these forward-looking statements such as the Company's expectations for future sales increases or expense changes compared with previous periods are only

SPAN-AMERICA MEDICAL SYSTEMS, INC.      8
predictions. Actual events or results may differ materially as a result of risks and uncertainties facing the Company, including (a) the loss of a major distributor of the Company's medical or custom products, (b) the inability to achieve anticipated sales volumes of medical products, (c) raw material cost increases, (d) changes in relationships with large customers, (e) the impact of competitive products and pricing, (f) government reimbursement changes in the medical market, (g) FDA regulation of medical device manufacturing, and other risks referenced in the Company's Securities and Exchange Commission filings. The Company disclaims any obligation to update any forward-looking statement whether as a result of new information, future events or otherwise.

RESULTS OF OPERATIONS FISCAL 1999 VS. 1998

SUMMARY

         Net sales in fiscal 1999 declined 19% to $23.1 million compared with $28.3 million in fiscal 1998. The primary reason for the decrease in revenues was the discontinuance of two lines of consumer foam mattress pads in the custom products business unit at the end of fiscal 1998. This decline was compounded by a weakness in the medical market as a result of Medicare cut backs and the implementation of the prospective payment system for long term care providers.

         Net income for 1999, which includes income from discontinued operations discussed below and in Note 2, decreased 68% to $ 498,000, or $0.19 per diluted share, compared with $ 1.6 million or $0.52 per diluted share in 1998. Income from continuing operations for fiscal 1999 fell 91% to $132,000 or $0.05 per diluted share, compared with earnings of $1.4 million, or $0.47 per diluted share, in fiscal 1998. The Company's lower earnings were due primarily to lower sales volume.

         On February 27, 1998, the Company sold substantially all of the assets of its contract packaging business unit. The purchase price for the contract packaging assets was $2.3 million, with $1.84 million paid in cash at closing and the remainder financed by Span-America over five years. No gain or loss was recorded at the time of the sale due to the uncertainty of collectibility of the amount financed. The Company's earnings for the year ended October 2, 1999 include a one-time gain of $365,270, net of income taxes, or $0.14 per diluted share related to this sale. The purchasers of the business unit chose an early payment option on an outstanding warrant and note due to the Company. Because the Company assigned no value to the amount of the note and warrant at closing, the early payment resulted in a one-time gain. The gain, net of taxes, is shown as income from discontinued operations.

         During the first quarter of 1999 the Company closed its consumer foam plant and consolidated those operations into the Company's primary manufacturing plant in Greenville, SC. As a result of this change the Company began reporting on two business segments: medical foam and custom products. The custom products segment includes those products formerly reported in the consumer and industrial product segments. This industry segment information corresponds to the markets for which the Company manufactures and distributes its polyurethane foam and packaging products and therefore complies with the requirements of SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information."

SALES

         The Company's medical sales decreased by 7% during fiscal 1999 to $14.9 million compared with $16.1 million in fiscal 1998. The decrease was the result of lower sales volume primarily of medical mattress overlays which was not offset by an 8% increase in therapeutic replacement mattress sales compared with the prior year.

         Sales in the custom products segment decreased 33% during fiscal 1999 to $8.1 million from $12.2 million in fiscal 1998 primarily as a result of the Company's decision to discontinue two lines of low-margin mattress pads. Approximately 20% of the decline occurred in the TerryFoam(R) product line and was due to lower demand for these products. The weakness in consumer product sales was somewhat offset by higher unit sales of industrial products, which grew 4% to $4.3 million in fiscal 1999 compared with the same period in 1998. The growth in industrial sales was the result of new customers and continued healthy demand from existing customers.

GROSS PROFIT

         The Company's gross profit decreased by 25% to $6.3 million during fiscal 1999 from $8.5 million in fiscal 1998. The gross profit margin percentage declined to 27.5% for fiscal year 1999 compared with 30.0% for fiscal 1998. The decline in gross profit level and gross margin percentage resulted mainly from lower sales volume during the year and to a lesser extent higher manufacturing costs in early fiscal 1999 associated with closing and consolidating the consumer foam plant.

S G & A EXPENSES

         Sales and marketing expenses decreased 3% to $4.3 million, or 18.5% of sales, in fiscal 1999 compared with $4.4 million, or 15.5% of sales, in fiscal 1998. The decline was due to lower selling expenses in the custom products segment partially offset by higher selling expenses in the medical segment.

         General and administrative expenses declined 2% to $2.2 million in fiscal 1999.

                                       9      SPAN-AMERICA MEDICAL SYSTEMS, INC.

OTHER

         Non-operating income decreased by 14% to $352,000 in fiscal 1999 compared with $410,000 in fiscal 1998. The majority of the decrease was due to lower interest income on marketable securities.

         During fiscal 1999, the Company paid dividends of $260,100, or 52% of net income, for the year. This amount represented four quarterly dividends of $0.025 per share.

LIQUIDITY AND CAPITAL RESOURCES

         The Company generated cash from operations of $1.5 million during fiscal 2000. This represents a 33% decrease from an unusually high cash flow in 1999 of $2.2 million. The 1999 cash flow was abnormally high because of the collection of a delinquent customer receivable in early fiscal year 1999. In fiscal 2000, the Company's operating cash flow came primarily from net income, non-cash expenses, reduced inventory, and an increase in accounts payable and accrued expenses. Partially offsetting those cash flow components was an increase in accounts receivable which was related to higher sales levels.

         The Company's working capital increased by $813,000 or 10% to $8.7 million during fiscal 2000. The higher working capital was the result of increases in accounts receivable and marketable securities which were only partially offset by increases in accounts payable and accrued liabilities. The Company's current ratio decreased to 3.8 at September 30, 2000 from 4.5 at fiscal year end 1999.

         Accounts receivable, net of allowances, increased 23% to $4.3 million at the end of fiscal 2000 compared with $3.5 million at the end of fiscal 1999. The majority of the increase resulted from higher sales levels. The days sales outstanding, calculated using a monthly average for accounts receivable, remained level in 2000 and 1999 at 53 days. All of the Company's accounts receivable are unsecured.

         Inventory, net of reserves, decreased 5% to $2.1 million at September 30, 2000 compared with $2.2 million at October 2, 1999. Management expects inventory levels in fiscal 2001 to be similar to those of fiscal year 2000.

         Net property and equipment decreased by 3% during fiscal 2000. The change resulted primarily from normal depreciation expense and equipment additions of $413,000. Management expects capital expenditures during fiscal 2001 to be similar to those of fiscal 2000.

         The Company's trade accounts payable increased by $298,000 (23%) to $1.6 million from $1.3 million during fiscal 2000. The increase was due to higher purchases related to higher sales volumes and normal monthly fluctuations in accounts payable balances. Accrued and sundry liabilities increased by $506,000 (52%) to $1.5 million compared with $976,000 at fiscal year end 1999. Most of the increase was due to higher accrued incentive compensation and higher income taxes payable related to the Company's earnings improvement during 2000.

         Management believes that funds on hand, funds generated from operations, and funds available under the Company's $2.5 million unused line of credit are adequate to finance operations and expected capital requirements during fiscal 2001.

IMPACT OF INFLATION

         Inflation was not a significant factor for the Company during fiscal 2000. However, the Company received several raw material price increases in the fourth quarter of fiscal 2000, and we anticipate further potential cost increases in fiscal 2001. Management expects to recover some of the cost increases through increased sales prices on certain of the Company's products. However, because of market competition, there can be no assurance that we will be able to fully offset the higher raw material costs with increased sales prices. Consequently, the Company's profit margin could be adversely affected to the extent that we are unable to pass these cost increases along to our customers or to otherwise offset anticipated cost increases.

MARKET RISK

         The Company's market risk exposure is the potential loss arising from changes in interest rates and its impact on investments. As of September 30, 2000, short-term investments of $4.4 million were held available for sale with acquired maturities of less than 180 days. Short-term investments consist primarily of high quality and highly liquid corporate commercial paper and municipal bonds. A substantial change in overall interest rates would not have a material effect on the financial position of the Company.

         In addition, the Company's other assets at September 30, 2000 include $1.4 million in cash value of life insurance, which is subject to market risk related to equity pricing and interest rate changes. Management believes that substantial fluctuations in equity markets and interest rates and the resulting changes in cash value of life insurance would not have a material adverse effect on the financial position of the Company.

YEAR 2000

         In 1999, the Company completed its assessment and modification of all significant information technology systems that could be affected by the Year 2000. The Company has experienced no significant Year 2000 problems to date.

SPAN-AMERICA MEDICAL SYSTEMS, INC.      10

                                 BALANCE SHEETS


                                                         SEPTEMBER 30,      OCTOBER 2,
                                                             2000              1999
--------------------------------------------------------------------------------------
ASSETS
Current assets:
   Cash and cash equivalents                              $   587,663      $ 1,029,586
   Securities available for sale (Note 4)                   4,402,770        3,163,979
   Accounts receivable, net of allowances of
     $390,000 (2000) and $414,000 (1999)                    4,291,586        3,494,836
   Inventories (Note 5)                                     2,066,482        2,186,436
   Prepaid expenses and deferred income taxes                 380,423          237,866
--------------------------------------------------------------------------------------
Total current assets                                       11,728,924       10,112,703

Property and equipment, net (Note 6)                        3,346,200        3,460,305
Cost in excess of fair value of net assets acquired,
   net of accumulated amortization of
   $880,342 (2000) and $732,919 (1999)                      2,071,554        2,218,977
Other assets (Note 7)                                       2,014,170        1,886,608
--------------------------------------------------------------------------------------
                                                          $19,160,848      $17,678,593
======================================================================================

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
   Accounts payable                                       $ 1,576,688      $ 1,279,167
   Accrued and sundry liabilities (Note 8)                  1,481,541          976,029
--------------------------------------------------------------------------------------
Total current liabilities                                   3,058,229        2,255,196

Deferred income taxes (Note 12)                               168,000          190,000
Deferred compensation (Note 10)                             1,031,038        1,053,180

Contingencies (Note 18)

Shareholders' equity (Note 11)
   Common stock, no par value, 20,000,000 shares
     authorized; issued and outstanding shares
     2,503,400 (2000) and 2,495,400 (1999)                     28,000
   Retained earnings                                       14,875,581       14,180,217
--------------------------------------------------------------------------------------
Total shareholders' equity                                 14,903,581       14,180,217
--------------------------------------------------------------------------------------
                                                          $19,160,848      $17,678,593
======================================================================================

See accompanying notes.


                                      11      SPAN-AMERICA MEDICAL SYSTEMS, INC.

                              STATEMENTS OF INCOME

                                                                                            YEARS ENDED
                                                                           ----------------------------------------------
                                                                           SEPTEMBER 30,     OCTOBER 2,       OCTOBER 3,
                                                                               2000             1999             1998
-------------------------------------------------------------------------------------------------------------------------

Net sales                                                                  $ 26,568,424     $ 23,062,941     $ 28,345,819
Cost of goods sold                                                           18,947,044       16,718,567       19,847,035
-------------------------------------------------------------------------------------------------------------------------
Gross profit                                                                  7,621,380        6,344,374        8,498,784

Selling and marketing expenses                                                4,460,924        4,271,180        4,405,339
General and administrative expenses                                           2,257,959        2,239,519        2,288,723
-------------------------------------------------------------------------------------------------------------------------
                                                                              6,718,883        6,510,699        6,694,062
-------------------------------------------------------------------------------------------------------------------------

Operating income (loss)                                                         902,497         (166,325)       1,804,722

Investment income and other                                                     545,041          351,684          410,264
-------------------------------------------------------------------------------------------------------------------------
Income before income taxes
   and discontinued operations                                                1,447,538          185,359        2,214,986
Provision for income taxes (Note 12)                                            477,000           53,000          803,000
-------------------------------------------------------------------------------------------------------------------------
Income from continuing operations                                               970,538          132,359        1,411,986

Income from discontinued operations,
   net of income taxes of $201,000 (1999)
   and $91,000 (1998) (Note 2)                                                       --          365,270          153,530
-------------------------------------------------------------------------------------------------------------------------
Net income                                                                 $    970,538     $    497,629     $  1,565,516
=========================================================================================================================

Earnings per share of common stock (Note 3)
Income from continuing operations:
   Basic                                                                   $       0.39     $       0.05     $       0.48
   Diluted                                                                         0.39             0.05             0.47
Income from discontinued operations, net of income taxes:
   Basic                                                                             --             0.14             0.05
   Diluted                                                                           --             0.14             0.05
-------------------------------------------------------------------------------------------------------------------------
Net income:
   Basic                                                                           0.39             0.19             0.53
   Diluted                                                                 $       0.39     $       0.19     $       0.52
=========================================================================================================================

Dividends per common share                                                 $       0.11     $       0.10     $       0.10

Weighted average shares outstanding:
   Basic                                                                      2,501,224        2,580,986        2,931,362
   Diluted                                                                    2,502,278        2,601,429        3,038,350

See accompanying notes.


SPAN-AMERICA MEDICAL SYSTEMS, INC.     12

                       STATEMENTS OF SHAREHOLDERS' EQUITY

                                                              COMMON STOCK            ADDITIONAL
                                                      ----------------------------     PAID-IN        RETAINED
                                                         SHARES          AMOUNT        CAPITAL        EARNINGS         TOTAL
--------------------------------------------------------------------------------------------------------------------------------

Balance at September 28, 1997                            3,125,338    $  3,991,745    $   53,160    $ 12,934,604    $ 16,979,509

   Net income for the 1998 fiscal year                                                                 1,565,516       1,565,516
   Common stock purchased and retired                     (361,309)     (2,797,416)                                   (2,797,416)
   Common stock issued to Directors                          8,000          55,000                                        55,000
   Common stock issued on
     exercise of stock options                              48,000         176,750                                       176,750
   Tax benefits for stock options exercised                                               14,303                          14,303
   Cash dividends paid or declared
     ($.10 per share)                                                                                   (297,254)       (297,254)
--------------------------------------------------------------------------------------------------------------------------------
Balance at October 3, 1998                               2,820,029       1,426,079        67,463      14,202,866      15,696,408

   Net income for the 1999 fiscal year                                                                   497,629         497,629
   Common stock purchased and retired                     (364,629)     (1,604,329)      (67,463)       (260,142)     (1,931,934)
   Common stock issued to Directors                          8,000          40,000                                        40,000
   Common stock issued on
     exercise of stock options                              32,000         138,250                                       138,250
   Cash dividends paid or declared
     ($.10 per share)                                                                                   (260,136)       (260,136)
--------------------------------------------------------------------------------------------------------------------------------
Balance at October 2, 1999                               2,495,400              --            --      14,180,217      14,180,217

   Net income for the 2000 fiscal year                                                                   970,538         970,538
   Common stock issued to Directors                          8,000          28,000                                        28,000
   Cash dividends paid or declared
     ($.11 per share)                                                                                   (275,174)       (275,174)
--------------------------------------------------------------------------------------------------------------------------------
Balance at September 30, 2000                            2,503,400    $     28,000            --    $ 14,875,581    $ 14,903,581
================================================================================================================================

See accompanying notes.


                                       13     SPAN-AMERICA MEDICAL SYSTEMS, INC.

                            STATEMENTS OF CASH FLOWS

                                                                                            YEARS ENDED
                                                                           ----------------------------------------------
                                                                           SEPTEMBER 30,     OCTOBER 2,       OCTOBER 3,
                                                                               2000             1999             1998
-------------------------------------------------------------------------------------------------------------------------
OPERATING ACTIVITIES:
Net income                                                                 $    970,538     $    497,629     $  1,565,516
Adjustments to reconcile net income to net
   cash provided by operating activities:
     Depreciation                                                               472,929          532,394          641,504
     Amortization                                                               255,637          253,891          252,676
     Gain on disposal of business                                                               (365,270)
     Provision for losses on accounts receivable                                141,516          134,000
     Provision for deferred income taxes                                       (140,000)         233,000         (257,000)
     Gains on sale and disposal of property,
       plant and equipment                                                      (24,627)
     Increase in cash value of life insurance                                   (94,659)        (124,136)        (105,044)
     Deferred compensation                                                      (22,142)         (14,501)          (6,717)
     Changes in operating assets and liabilities:
       Accounts receivable                                                     (952,058)       1,198,593          108,796
       Inventory                                                                119,954          (68,442)            (123)
       Prepaid expenses and other assets                                        (46,846)         (75,815)         134,337
       Income tax refund due                                                                     400,000         (400,000)
       Accounts payable and accrued expenses                                    803,034         (399,035)      (1,569,873)
-------------------------------------------------------------------------------------------------------------------------
Net cash provided by operating activities                                     1,483,276        2,202,308          364,072
-------------------------------------------------------------------------------------------------------------------------

INVESTING ACTIVITIES:
Sale of contract packaging business                                                              566,270        1,842,300
Purchases of marketable securities                                           (1,310,000)      (1,710,000)      (3,577,696)
Proceeds from sales of marketable securities                                     85,000        1,130,000        4,465,382
Purchases of property, plant and equipment                                     (412,697)        (170,964)        (625,502)
Proceeds from sale of property, plant,
 and equipment                                                                   29,200
Payments for other assets                                                       (41,528)         (55,645)         (34,673)
-------------------------------------------------------------------------------------------------------------------------
Net cash (used for) provided by investing activities                         (1,650,025)        (240,339)       2,069,811
-------------------------------------------------------------------------------------------------------------------------

FINANCING ACTIVITIES:
Dividends paid                                                                 (275,174)        (260,136)        (297,254)
Purchase and retirement of common stock                                                       (1,931,934)      (2,797,416)
Common stock issued upon exercise of options                                                     138,250          176,750
-------------------------------------------------------------------------------------------------------------------------
Net cash used for financing activities                                         (275,174)      (2,053,820)      (2,917,920)
-------------------------------------------------------------------------------------------------------------------------

Decrease in cash and cash equivalents                                          (441,923)         (91,851)        (484,037)
Cash and cash equivalents at beginning of year                                1,029,586        1,121,437        1,605,474
-------------------------------------------------------------------------------------------------------------------------
Cash and cash equivalents at end of year                                   $    587,663     $  1,029,586     $  1,121,437
=========================================================================================================================

See accompanying notes.


SPAN-AMERICA MEDICAL SYSTEMS, INC.     14

                          NOTES TO FINANCIAL STATEMENTS
                               September 30, 2000

1. SIGNIFICANT ACCOUNTING POLICIES

DESCRIPTION OF BUSINESS AND NATURE OF OPERATIONS

         The Company manufactures and distributes replacement mattresses, mattress overlays, patient positioners and seating cushions for the medical market and pillows, cushions, mattress pads and various foam products for the custom products market throughout the United States and Canada. The Company provides credit in the normal course of business and performs ongoing credit evaluations on certain of its customers' financial condition, but generally does not require collateral to support such receivables. The Company also establishes an allowance for doubtful accounts based upon factors surrounding the credit risk of specific customers, historical trends and other information.

FISCAL YEAR

         The Company's fiscal year ends on the Saturday nearest to September 30. The 2000, 1999, and 1998 fiscal years were 52, 52 and 53-week years, respectively.

CASH EQUIVALENTS

         The Company considers cash equivalents to be all highly liquid investments with a maturity when purchased of three months or less. The Company maintains a centralized cash management program whereby its excess cash balances are invested in commercial paper and are considered cash equivalents. At times, cash balances in the Company's accounts maintained at federally insured financial institutions may exceed insured limits.

FAIR VALUE OF FINANCIAL INSTRUMENTS

         The carrying amounts reported in the balance sheet for cash and cash equivalents, accounts receivable, cash value of life insurance, securities available for sale, accounts payable, and debt approximate their fair values. The fair values of the Company's securities available for sale are based on quoted market prices, where available, or quoted market prices of financial instruments with similar characteristics.

INVENTORIES

         Inventories are valued at the lower of cost (first-in, first-out method) or market.

PROPERTY AND EQUIPMENT

         Property and equipment is stated at cost. Maintenance, repairs, and minor replacements that do not improve or extend the useful lives of assets are expensed when incurred. Depreciation is computed using the straight-line method. Estimated useful lives for buildings and land improvements range from 15 to 35 years. The estimated useful lives of all other property and equipment range from 3 years to 15 years. For income tax purposes, depreciation is computed primarily using accelerated methods.

INTANGIBLES

         Intangible assets are amortized using the straight-line method. Costs of patents are amortized over periods ranging from 10 to 17 years, and trademarks are amortized over periods of 5 or 10 years. Costs in excess of the fair value of net assets acquired are amortized over 30-year and 10-year periods. Accumulated amortization of intangible assets at September 30, 2000 and October 2, 1999 was approximately $1,782,000 and $1,526,000 respectively. The Company continually reviews the recoverability of the carrying value of these assets in accordance with Statement of Financial Accounting Standard (SFAS) No. 121 "Accounting for the Impairment of Long-Lived Assets and for Assets to be Disposed Of." The Company also reviews long-lived assets and the related intangible assets for impairment whenever events or changes in circumstances indicate the carrying amount of such assets may not be recoverable.

REVENUE RECOGNITION

         Revenue is recognized by the Company when goods are shipped and title passes to the customer.

ADVERTISING COSTS

         Advertising costs are expensed as incurred.

INCOME TAXES

         In accordance with SFAS No. 109, "Accounting for Income Taxes," the liability method is used in accounting for income taxes. Under this method, deferred tax assets and liabilities are determined based on differences between financial reporting and tax bases of assets and liabilities, and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse.

EARNINGS PER COMMON SHARE

         Earnings per common share are computed based on the weighted average number of shares outstanding during each period in accordance with SFAS No. 128, "Earnings Per Share."

                                       15     SPAN-AMERICA MEDICAL SYSTEMS, INC.

USES OF ESTIMATES

         The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Although these estimates are based on management's knowledge of current events and actions planned for the future, the estimates may ultimately differ from actual results.

RECENT PRONOUNCEMENTS

         In June 1998, the Financial Accounting Standards Board (FASB) issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities." This standard establishes accounting and reporting standards for all derivatives, including those imbedded in other contracts and hedging activities. The Financial Accounting Standards Board subsequently issued SFAS No. 137 "Accounting for Derivative Instruments and Hedging Activities - Deferral of the Effective Date of FASB Statement No. 133." This statement delayed the effective date of SFAS No. 133 for one year and is now effective for all quarters of fiscal years beginning after June 15, 2000. Management anticipates that adoption of this standard will have no material effect on the Company's financial condition or results of operations.

         The Company adopted SFAS No. 130 "Reporting Comprehensive Income" in fiscal 1999. This statement had no material effect on the Company's financial position or results of operations in fiscal 2000 or 1999.

2. SALE OF CONTRACT PACKAGING BUSINESS UNIT

         The Company's earnings for fiscal 1999 include a one-time after-tax gain of $365,270, or $0.14 per diluted share, related to the sale of substantially all of the assets of its contract packaging business unit in February 1998. The purchase price for the contract packaging assets was $2.3 million, with $1.84 million paid in cash at closing and the remainder financed by Span-America over five years. No gain or loss was recorded at the time of the sale due to the uncertainty of collectibility of the amount financed. In 1999, the purchasers of the business unit chose an early payment option on an outstanding warrant and note due to the Company. Because the Company assigned no value to the amount of the note and warrant at closing, the early payment resulted in a one-time gain. The gain, net of taxes, is shown as income from discontinued operations.

Operating results of the discontinued contract packaging operations are as follows:

                                                      2000        1999           1998
         -------------------------------------------------------------------------------
         Net sales                                                            $3,170,055

         Income before income taxes                                              244,530
         Gain on sale of business unit                         $566,270
         Provision for income taxes                             201,000           91,000
         -------------------------------------------------------------------------------
         Income from discontinued operation             --     $365,270       $  153,530
         ===============================================================================


SPAN-AMERICA MEDICAL SYSTEMS, INC.      16

3. EARNINGS PER COMMON SHARE

         The following table sets forth the computation of basic and diluted earnings per share in accordance with SFAS No. 128, "Earnings Per Share."

                                                                               2000             1999             1998
-------------------------------------------------------------------------------------------------------------------------
Numerator for basic and diluted earnings per share:
Income from continuing operations                                          $    970,538     $    132,359     $  1,411,986
Income from discontinued operations, net
   of income taxes                                                                   --          365,270          153,530
-------------------------------------------------------------------------------------------------------------------------
Net income                                                                 $    970,538     $    497,629     $  1,565,516
=========================================================================================================================

Denominator for basic earnings per share:
   Weighted average shares outstanding                                        2,501,224        2,580,986        2,931,362
Effect of dilutive securities:
   Employee and board stock options                                               1,054           20,443          106,988
-------------------------------------------------------------------------------------------------------------------------
Denominator for diluted earnings per share:
   Adjusted weighted average shares
   and assumed conversions                                                    2,502,278        2,601,429        3,038,350
=========================================================================================================================

Income per share from continuing operations:
   Basic                                                                   $       0.39     $       0.05     $       0.48
   Diluted                                                                         0.39             0.05             0.47
Income per share from discontinued
   operations, net of income taxes:
   Basic                                                                             --             0.14             0.05
   Diluted                                                                           --             0.14             0.05
-------------------------------------------------------------------------------------------------------------------------
Net income:
   Basic                                                                           0.39             0.19             0.53
   Diluted                                                                 $       0.39     $       0.19     $       0.52
=========================================================================================================================


                                       17     SPAN-AMERICA MEDICAL SYSTEMS, INC.

4.  SECURITIES AVAILABLE FOR SALE

         Securities available for sale consist of variable rate demand notes and are carried at aggregate cost which approximates market. The Company had no unrealized holding gains or losses during fiscal years 2000, 1999, or 1998.

5.  INVENTORIES

The components of inventories are as follows:

                                                  2000              1999
------------------------------------------------------------------------
Raw materials                               $ 1,564,539      $ 1,440,327
Finished goods                                  501,943          746,109
------------------------------------------------------------------------
                                            $ 2,066,482      $ 2,186,436
========================================================================

6.  PROPERTY AND EQUIPMENT

Property and equipment, at cost, is summarized by major classification as follows:

                                                  2000              1999
------------------------------------------------------------------------
Land                                        $   317,343      $   317,343
Land improvements                               240,016          240,016
Buildings                                     3,700,111        3,700,111
Machinery and equipment                       5,565,181        5,351,931
Furniture and fixtures                          533,601          517,552
Automobiles                                       9,520            9,520
Leasehold improvements                           11,345           66,006
------------------------------------------------------------------------
                                             10,377,117       10,202,479
Less accumulated depreciation                 7,030,917        6,742,174
------------------------------------------------------------------------
                                            $ 3,346,200      $ 3,460,305
========================================================================

7.  OTHER ASSETS

Other assets consist of the following:

                                                  2000              1999
------------------------------------------------------------------------
Patents, net of accumulated amortization
   of $901,437 (2000) and $793,223 (1999)   $   425,185      $   491,871
Cash value of life insurance policies         1,442,286        1,347,627
Other                                           146,699           47,110
------------------------------------------------------------------------
                                            $ 2,014,170      $ 1,886,608
========================================================================

8.  ACCRUED AND SUNDRY LIABILITIES

                                                  2000              1999
------------------------------------------------------------------------
Salaries and other compensation             $   757,077      $   391,139
Federal and state income taxes                  106,967
Payroll taxes accrued and withheld               92,094           78,056
Property taxes                                  108,000           99,002
Medical insurance                                85,806           79,572
Warranty reserve                                194,630          173,872
Customer deposits                               100,091          113,497
Other                                            36,876           40,891
------------------------------------------------------------------------
                                            $ 1,481,541      $   976,029
========================================================================


SPAN-AMERICA MEDICAL SYSTEMS, INC.     18

9.  BORROWINGS

         At September 30, 2000, the Company had available an unused line of credit with a bank for unsecured short-term borrowings up to $2,500,000. The line of credit expires February 1, 2001, and is renewable annually at the bank's discretion. The Company paid no interest expense in fiscal years 2000, 1999 or 1998.

10. DEFERRED COMPENSATION

         The Company is obligated to make payments under a retirement agreement to its founder and former chief executive officer over his remaining life. The Company has fully accrued the present value of the expected payments due over the executive's estimated life expectancy. The Company recognized expenses of approximately $91,000 in 2000, $93,000 in 1999, and $95,000 in 1998 related to this agreement.

11. SHAREHOLDERS' EQUITY

         In March 1997, the Board of Directors adopted the 1997 Stock Option Plan ("1997 Plan"). The 1997 Plan authorized the Board to grant options to key officers and employees of the Company for up to 200,000 shares of the Company's Common Stock. Options granted under the 1997 Plan are generally granted at the fair market value on the date of grant. These options become exercisable and vested at the greater of 1,000 shares per year or 20% of the grant. Vested options expire 10 years from the date of grant for continuing employees, or three months after termination for employees who leave the Company.

         In November 1991, the Board adopted the 1991 Stock Option Plan ("1991 Plan"). The 1991 Plan authorized the Board to grant options of up to 200,000 shares of the Company's common stock to officers and key employees and 50,000 shares to directors who are neither officers nor employees of the Company. All other terms and conditions of the 1991 Plan are similar to the 1997 Plan.

         In March 1987, the Board adopted the 1987 Stock Option Plan ("1987 Plan"). The 1987 Plan authorized the Board to grant options of up to 200,000 shares of the Company's common stock to officers and key employees of the Company. All other terms and conditions of the 1987 Plan are similar to the 1997 Plan. The 1987 Plan was terminated on March 31, 1997. The termination does not affect options outstanding under the plan, but no further options can be granted under the 1987 Plan.


                                      19      SPAN-AMERICA MEDICAL SYSTEMS, INC.

A summary of activity under the Company's three stock option plans is as follows:

                                        OUTSTANDING                     EXERCISABLE
                           ------------------------------------     -------------------
                                                       Weighted                Weighted
                                                        Average                 Average
                              Shares                  Ex. Price               Ex. Price
                           Available       # Shares   Per Share     # Shares  Per Share
---------------------------------------------------------------------------------------
Balance at 9/27/97            54,200        316,800       $4.58      154,800      $4.61

FISCAL YEAR 1998
Shares authorized            200,000
Granted                      (44,000)        44,000        7.09
Exercised                                   (48,000)       3.68
Forfeited                      1,000         (1,000)       8.38
---------------------------------------------------------------------------------------
Balance at 10/3/98           211,200        311,800        5.06      145,800       5.14
FISCAL YEAR 1999
Granted
Exercised                                   (32,000)       4.32
Forfeited                     51,000        (51,000)       5.57
Forfeitures terminated        (9,000)                      4.00
---------------------------------------------------------------------------------------
Balance at 10/2/99           253,200        228,800        5.05      119,800       5.30
FISCAL YEAR 2000
GRANTED                      (37,000)        37,000        3.55
EXERCISED
FORFEITED                     35,800        (35,800)       4.83
FORFEITURES TERMINATED       (12,200)                      3.80
---------------------------------------------------------------------------------------
BALANCE AT 9/30/00           239,800        230,000       $4.85      139,800      $5.14
=======================================================================================

A summary of stock options outstanding and exercisable at fiscal year end 2000 is shown below.

                                        OUTSTANDING                       EXERCISABLE
                             ----------------------------------     ----------------------
                                          Weighted    Wtd. Avg.                   Weighted
                                           Average    Remaining                    Average
                                         Ex. Price     Contract                  Ex. Price
Ranges of Exercise Prices    # Shares    Per Share   Life (yrs)     # Shares     Per Share
------------------------------------------------------------------------------------------
$3.55 - $4.81                 141,000        $4.00          7.1       63,200         $4.06
 5.00 -  6.88                  52,000         5.46          4.4       52,000          5.46
 7.09 -  8.38                  37,000         7.20          6.9       24,600          7.25
------------------------------------------------------------------------------------------
$3.55 - $8.38                 230,000        $4.85          6.5      139,800         $5.14
==========================================================================================

         The Board of Directors adopted a stock purchase incentive plan in February 2000. The 2000 Stock Purchase Plan was created to encourage management employees of the Company to purchase and own the Company's common stock. Since the plan is subject to shareholder approval, no benefits have yet been paid. Benefits of $3,700 earned in fiscal year 2000 have been accrued at September 30, 2000.

         In March 1997 the Board of Directors approved the 1997 Long-Term Incentive Stock Option Plan for certain executives of the Company based on achievement of specified financial goals by fiscal year end 1999. As of September 30, 2000, the Company has accrued $24,000 for these incentives.

         The Company accounts for and will continue to account for stock options under Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees." Accordingly, no compensation cost has been charged to operations. The application of Financial Accounting Standards Board Statement No. 123 "Accounting for Stock Based Compensation," which was adopted in 1997, would not materially affect net income and earnings per share for fiscal years 2000, 1999 and 1998.


SPAN-AMERICA MEDICAL SYSTEMS, INC.      20

12. INCOME TAXES

         Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's deferred tax liabilities and assets as of September 30, 2000 and October 2, 1999 are as follows:

                                                2000           1999
-------------------------------------------------------------------
Deferred tax liabilities:
Depreciation                               $ 526,000       $522,000
Intangible assets                                            29,000
Other                                         49,000         44,000
-------------------------------------------------------------------
Total deferred tax liabilities               575,000        595,000

Deferred tax assets:
Deferred compensation                        353,000        361,000
Accrued expenses                             184,000         78,000
Intangible assets                              4,000
Other                                        108,000         90,000
-------------------------------------------------------------------
Total deferred tax assets                    649,000        529,000
-------------------------------------------------------------------
Net deferred tax (assets) liabilities      $ (74,000)      $ 66,000
===================================================================

         The Company made income tax payments, net of refunds, of approximately $488,000 and $1,678,000 in fiscal 2000 and 1998, respectively. In fiscal 1999, the Company received income tax refunds, net of payments, of approximately $239,000.

Federal and state income tax provisions consist of the following:

                                                 2000              1999              1998
-----------------------------------------------------------------------------------------
Current:
   Federal                                  $ 547,000       $  (161,000)      $   946,000
   State                                       70,000           (19,000)          114,000
-----------------------------------------------------------------------------------------
                                              617,000          (180,000)        1,060,000
Deferred:
   Federal                                   (127,000)          207,000          (224,000)
   State                                      (13,000)           26,000           (33,000)
-----------------------------------------------------------------------------------------
                                             (140,000)          233,000          (257,000)
-----------------------------------------------------------------------------------------
Total income tax expense on earnings
   from continuing operations                 477,000            53,000           803,000
Tax expense of discontinued operations                          201,000            91,000
-----------------------------------------------------------------------------------------
Income tax expense                          $ 477,000       $   254,000       $   894,000
=========================================================================================

Income tax expense differs from the amounts computed by applying the federal tax rate to income before income taxes and discontinued operations as follows:

                                                          2000           1999            1998
---------------------------------------------------------------------------------------------
Computed tax at the statutory rate                   $ 492,000       $ 45,000       $ 753,000
Increases (decreases):
 State income taxes, net of federal tax benefit         38,000         19,000          55,000
 Tax-exempt investment income                          (55,000)       (31,000)        (48,000)
 Other, net                                              2,000         20,000          43,000
---------------------------------------------------------------------------------------------
Income tax expense                                   $ 477,000       $ 53,000       $ 803,000
=============================================================================================


                                      21      SPAN-AMERICA MEDICAL SYSTEMS, INC.

13. EMPLOYEE BENEFITS AND INCENTIVE PLANS

         The Company has an employee savings and investment plan (401(k) plan) available to the Company's employees meeting eligibility requirements. The Company matches a percentage of the employee contributions, with certain limitations. Contributions by the Company amounted to approximately $96,000, $104,000, and $93,000, for the 2000, 1999, and 1998 fiscal years, respectively.

14. RELATED-PARTY TRANSACTIONS

         The Company paid approximately $40,000 in 2000, $59,000 in 1999, and $53,000 in 1998 in legal fees to a firm having a member who is also a director of the Company.

15. MAJOR CUSTOMERS

         The Company has a business relationship with a customer to distribute certain of its medical products to hospitals and other treatment facilities throughout the United States. Sales generated by this customer amounted to approximately 14% of net sales in 2000, 17% in 1999, and 15% in 1998.

         The Company has a business relationship with other customers to distribute certain of its consumer products. Sales to one of these customers amounted to 24% of net sales in 2000, 12% in 1999, and 0% in 1998. Sales to another of these customers for the 1998 fiscal year amounted to approximately 15% of the Company's net sales.

16. OPERATIONS AND INDUSTRY SEGMENTS

         The Company reports on two segments of business: medical and custom products. This industry segment information corresponds to the markets in the United States for which the Company manufactures and distributes its polyurethane foam and packaging products and therefore complies with the requirements of SFAS No. 131 "Disclosures about Segments of an Enterprise and Related Information."


SPAN-AMERICA MEDICAL SYSTEMS, INC.      22

The following table summarizes certain information on industry segments:

                                                     2000               1999               1998
-----------------------------------------------------------------------------------------------
Net Sales:
   Medical                                   $ 15,510,093       $ 14,937,942       $ 16,146,008
   Custom products                             11,058,331          8,124,999         12,199,811
-----------------------------------------------------------------------------------------------
Total                                        $ 26,568,424       $ 23,062,941       $ 28,345,819
===============================================================================================

Operating profit (loss):
   Medical                                   $  1,364,709       $    937,570       $  2,067,740
   Custom products                                (53,536)          (744,206)           187,044
-----------------------------------------------------------------------------------------------
Total                                           1,311,173            193,364          2,254,784

Corporate expense                                (408,676)          (359,689)          (450,062)
Other income                                      545,041            351,684            410,264
-----------------------------------------------------------------------------------------------
Income before income taxes and
   discontinued operations                   $  1,447,538       $    185,359       $  2,214,986
===============================================================================================
Identifiable assets:
   Medical                                   $  8,260,776       $  8,010,564       $  8,135,341
   Custom products                              4,385,033          4,123,123          5,925,304
   Corporate                                    6,515,039          5,544,906          5,351,675
-----------------------------------------------------------------------------------------------
                                             $ 19,160,848       $ 17,678,593       $ 19,412,320
===============================================================================================

Depreciation and amortization expenses:
   Medical                                   $    470,590       $    500,658       $    450,473
   Custom products                                257,436            284,741            312,098
   Corporate                                          540                886              1,335
-----------------------------------------------------------------------------------------------
                                                  728,566            786,285            763,906
   Other - discontinued operations                                                      130,274
-----------------------------------------------------------------------------------------------
                                             $    728,566       $    786,285       $    894,180
===============================================================================================
Capital expenditures:
   Medical                                   $    234,567       $    109,090       $    243,565
   Custom products                                178,130             61,874            318,251
-----------------------------------------------------------------------------------------------
                                                  412,697            170,964            561,816
   Other - discontinued operations                                                       63,686
-----------------------------------------------------------------------------------------------
                                             $    412,697       $    170,964       $    625,502
===============================================================================================

         Total sales by industry segment include sales from unaffiliated customers, as reported in the Company's statements of income. In calculating operating profit, non-allocable general corporate expenses, interest expense, other income, and income taxes are not included, but certain corporate operating expenses incurred for the benefit of all segments are included on an allocated basis.

         Identifiable assets are those assets that are used in the operations of each segment on an allocated basis. Amounts shown for corporate assets consist primarily of cash, marketable securities, and cash surrender value of life insurance.

         The Company has several customers whose sales represent significant portions of sales in their respective business segments. In the medical segment, sales to one of these customers represented 23% of net medical sales in 2000, and 26% in 1999 and 1998. In the custom products segment, sales to one customer accounted for 58% of net custom products sales in 2000 and 35% in 1999. In 1998, sales to another customer accounted for 34% of net sales in the custom products segment.


                                       23     SPAN-AMERICA MEDICAL SYSTEMS, INC.

17. OPERATING LEASES

         The Company leases truck equipment in South Carolina and manufacturing facilities in California. Both of the leases require the Company to pay insurance and maintenance costs.

         Rental expense for all operating leases was $205,000 in 2000, $209,000 in 1999, and $343,000 in 1998.

         Future minimum lease payments under non-cancelable operating leases with initial terms of one year or more at September 30, 2000 were $226,000 for the 2001 fiscal year, $240,000 for the 2002 fiscal year, $248,000 for the 2003 fiscal year, and $63,000 for the 2004 fiscal year.

18. CONTINGENCIES

         From time to time the Company is a defendant in legal actions involving claims arising in the normal course of business. The Company believes that, as a result of legal defenses and insurance arrangements, none of these actions should have a material adverse effect on its operations or financial condition.


          REPORT OF ELLIOTT, DAVIS & COMPANY, LLP, INDEPENDENT AUDITORS


Shareholders and Board of Directors
Span-America Medical Systems, Inc.
Greenville, SC

         We have audited the accompanying balance sheet of Span-America Medical Systems, Inc. as of September 30, 2000 and the related statements of income, shareholders' equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. The financial statements of Span-America Medical Systems, Inc. as of October 2, 1999 and for the years ended October 2, 1999 and October 3, 1998 were audited by other auditors whose report, dated October 27, 1999, expressed an unqualified opinion on those statements.

         We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used in significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

         In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Span-America Medical Systems, Inc., as of September 30, 2000 and the results of its operations and its cash flows for the year then ended in conformity with generally accepted accounting principles.

                                               /s/ Elliott, Davis & Company, LLP

Greenville, SC
October 27, 2000


SPAN-AMERICA MEDICAL SYSTEMS, INC.      24

                             DIRECTORS AND OFFICERS


DIRECTORS

Thomas D. Henrion                                 Douglas E. Kennemore, M.D.
Chairman of the Board                             Retired Neurosurgeon
President                                         Greenville, South Carolina
EquiSource, LLC
Louisville, Kentucky                              J. Ernest Lathem, M.D.
                                                  Retired Urological Surgeon
James D. Ferguson                                 Greenville, South Carolina
President and Chief Executive Officer
                                                  James M. Shoemaker, Jr.
B. Kenneth Bolt                                   Member
President                                         Wyche, Burgess, Freeman & Parham, P.A.
Banyan Retirement Services, Inc.                  Greenville, South Carolina
Greenville, South Carolina
                                                  OFFICERS
Richard C. Coggins
Chief Financial Officer                           James D. Ferguson
Treasurer and Secretary                           President and Chief Executive Officer

Robert H. Dick                                    Robert E. Ackley
President                                         Vice President - Operations
R.H. Dick & Company, Inc.
Argyle, New York                                  Richard C. Coggins
                                                  Chief Financial Officer
Thomas F. Grady, Jr.                              Treasurer and Secretary
Vice President
International Paper                               Keith A. Mauldin
Montvale, New Jersey                              Vice President - Custom Products

                                                  Clyde A. Shew
                                                  Vice President - Medical Sales and Marketing


                                 CORPORATE DATA


CORPORATE OFFICE                                   SHAREHOLDER INQUIRIES AND
                                                   AVAILABILITY OF FORM 10-K REPORT
Span-America Medical Systems, Inc.
70 Commerce Center                                 A copy of the Company's Annual Report on Form 10-K
Greenville, South Carolina 29615                   for the year ended September 30, 2000 is available
(864) 288-8877                                     without charge to shareholders upon written request
                                                   from the following:
Mailing Address:
P.O. Box 5231                                      Secretary
Greenville, S.C. 29606                             Span-America Medical Systems, Inc.
                                                   P.O. Box 5231
Web Site:                                          Greenville, South Carolina 29606
www.spanamerica.com
                                                   STOCK TRANSFER AGENT
GENERAL COUNSEL
                                                   American Stock Transfer & Trust Company
Wyche, Burgess, Freeman & Parham, P.A.             59 Maiden Lane - Plaza Level
P.O. Box 728                                       New York, NY  10038
Greenville, South Carolina  29602                  (800) 937-5449

AUDITORS

Elliott, Davis & Company, LLP                      Inquiries regarding stock transfers, lost certificates or
P.O. Box 6286                                      address changes should be directed to the Stock
Greenville, South Carolina  29606                  Transfer Agent at the address above.

STOCK INFORMATION

The common stock of Span-America Medical Systems,
Inc. trades on The Nasdaq Stock Market(R) under the              [SPAN LOGO]
symbol SPAN.

                                    [PHOTO]


                           http://www.spanamerica.com



                       Span-America Medical Systems, Inc.
                               70 Commerce Center
                        Greenville, South Carolina 29615
                 Telephone (864) 288-8877 - Fax (864) 288-8692