Form 10-K, Exhibit 13
period 2001-09-29
SPAN AMERICA MEDICAL SYSTEMS INC
filed 2001-12-19
CIK 718924

                                                                     EXHIBIT 13


                              [PHOTO OF PRODUCTS]


                                  SPAN-AMERICA

                             MEDICAL SYSTEMS, INC.



                              INNOVATIVE SOLUTIONS





                             [PHOTO OF FIVE PEOPLE]






                               2001 ANNUAL REPORT

                               CORPORATE PROFILE

Span-America Medical Systems, Inc. manufactures and markets a comprehensive selection of pressure management products for the medical market, including Geo-Matt(R), PressureGuard(R), Geo-Mattress(R), Span-Aids(R), and Isch-Dish(R) products. The Company also supplies pillows and mattress overlays to the consumer bedding market and various custom packaging products to the industrial market. Span-America's common stock trades on The Nasdaq Stock Market(R) under the symbol SPAN.

                               FINANCIAL SUMMARY


(Amounts in thousands, except per share and percent data)                 2001                2000           % Change
---------------------------------------------------------------------------------------------------------------------
Net sales                                                               $29,075             $26,568              9%
Operating income                                                          1,297                 902             44%
Net income                                                                1,260                 971             30%
Earnings per share:
    Basic                                                                  0.50                0.39             28%
    Diluted                                                                0.50                0.39             28%
Return on net sales                                                         4.3%                3.7%

Cash and securities                                                       6,552               4,990             31%
Current assets                                                           12,942              11,729             10%
Total assets                                                             20,185              19,161              5%
Current liabilities                                                       3,098               3,058              1%
Shareholders' equity                                                     15,928              14,904              7%
Return on ending shareholders' equity                                       7.9%                6.5%
Number of shares outstanding at fiscal year end                           2,517               2,503              1%
Book value per share                                                       6.33                5.95              6%



MEDICAL                                          CUSTOM PRODUCTS

                                    Consumer                            Industrial
PRODUCTS:                           PRODUCTS:                           PRODUCTS:
Powered and non-powered             Pillows, mattress pads,             Ethafoams, minicell,
mattresses, bed overlays,           comfort bedding                     volara, ether, ester,
wheelchair cushions,                products, terry foam                urethanes, filter foams
patient positioners, skin           products
care products

MARKETS:                            MARKETS:                            MARKETS:
Hospitals, nursing homes,           Distributed through                 Sold directly to diverse
and homecare customers              Louisville Bedding                  manufacturers as
through distributors                Company to retail                   component parts,
and dealers                         outlets throughout the              protective packaging,
                                    U.S. and Canada                     and industrial products


                               TABLE OF CONTENTS

    Letter to Shareholders 1 - Selected Financial Information 6 - Quarterly Financial Data 7 - Management's Discussion and Financial Analysis 8 - Balance Sheets 11 - Statements of Income 12 - Statements of Shareholders' Equity 13 -
  Statements of Cash Flows 14 - Notes to Financial Statements 15 - Report of
   Elliott Davis, LLP, Independent Auditors 24 - Directors and Officers and
                             Corporate Data - IBC

                              TO OUR SHAREHOLDERS

"Span-America enjoyed an excellent year of growth and profitability in fiscal year 2001. Our sales increased by 9% to $29.1 million, and earnings were up by 30% to $1.3 million."


         [PHOTO]                                         [PHOTO]
         James D. Ferguson                     Thomas D. Henrion
         President and CEO                              Chairman

         Span-America enjoyed an excellent year of growth and profitability in fiscal year 2001. Our sales increased by 9% to $29.1 million, and earnings were up by 30% to $1.3 million, or 50 cents a diluted share. The improved results were driven by solid sales growth in both business units, a favorable product mix, and good manufacturing efficiencies. We are also pleased that the market value of Span-America's stock reflected this performance, increasing 32% since fiscal year end 2000.

         During the year, we focused on strengthening our core businesses of medical and custom products and were pleased with the gains we made in both segments. Medical sales grew by 12% to $17.4 million, and custom products sales increased by 6% to $11.7 million. Despite a slowing national economy, selling conditions remained healthy in the medical and consumer markets we serve. The exception to this trend was the market for our line of industrial products, which showed weakness all year. The slowing sales of industrial products turned out to be a small factor in what was otherwise an excellent year.

     Higher overall sales volume was the main driver of our increase in earnings for the year. An increase in sales volume typically helps us improve operating efficiencies, and that turned out to be the case in fiscal 2001. Our gross profit margin rose to 30.6% compared with 28.7% in fiscal 2000 due to lower overhead expense and tighter control of material costs. Operating profit jumped 44% to $1.3 million mainly because of the sales and gross margin increases. We are pleased with the growth in operating profit, particularly in light of our increased investment in sales, marketing, and R&D efforts. Most of this additional investment was used to support the medical business from which we expect a reasonable return in the form of new products and continued sales growth.

"We made good progress in our medical business in fiscal 2001. Medical sales were up 12% to $17.4 million compared with $15.5 million last year."

Demographic changes and a steady stream of innovative products are driving  }
growth in the therapeutic mattress and seating products categories.         }


                           Clinically-earned Medicare coverage for the
[PHOTO] PressureGuard CFT will boost sales and marketing opportunities for this patented specialty mattress well into the future.

MEDICAL BUSINESS

         We made good progress in our medical business in fiscal 2001. Medical sales were up 12% to $17.4 million compared with $15.5 million last year. Most of that sales growth came from our therapeutic replacement mattresses that increased by 29% during the year. We have a broad line of powered and non-powered mattresses under the Geo-Mattress(R) and PressureGuard(R) brand names. These are cost effective, clinically proven products that provide a great value to our customers. We have enjoyed double digit growth in these products for several years, and we plan to continue introducing new and innovative products in this fast growing segment.

         In addition to higher mattress sales, we showed growth in sales of our patient positioners and seating products, which increased 7% and 6%, respectively, during the year. We have continued to expand these profitable product lines, and they have rewarded us by showing steady growth over the last several years. However, the story with overlays is different. Sales of overlays, including convoluted foam and Geo-Matt(R), declined by 6% in fiscal 2001 due to a slowly declining market for those products. As therapeutic replacement mattresses gain in popularity, we expect sales of our mattress overlays to decline slowly but steadily over time. However, overlays are still well suited and cost effective for many health care settings, and they will remain an important part of our medical business.

         As we announced earlier in the fiscal year, we are pleased to have signed an exclusive licensing and distribution agreement with P. J. Noyes Company that allows Span-America to sell the Selan(R) line of skin care products. The Selan products are used for the treatment and prevention of dry skin, diaper rash, and pressure wounds, and are a natural complement to our medical products and distribution channels. These products contributed nicely to our medical business with sales of $640,000 during the nine months of fiscal 2001 after we signed the agreement. We look forward to expanding the Selan line with other skin and wound care products, and we are pleased with the contribution the products are making to our medical business.

         Another important event in our medical business occurred in August this year when we received notification from Medicare that our PressureGuard CFT(R) mattress qualified for reimbursement under code E0373 for a "non-powered advanced pressure reducing mattress." The CFT has already been a successful product for

                                    [PHOTO]

several years, and this recognition by Medicare should immediately increase our sales and marketing opportunities for the product.

CUSTOM PRODUCTS BUSINESS

         Span-America's custom products segment consists of pillows and mattress pads for the consumer market and various fabricated foam products for a host of industrial applications. Sales in the custom products business grew by 6% in fiscal 2001 to $11.7 million compared with $11.1 million in 2000. All of the growth came from consumer pillows and mattress pads sold to retailers nationwide through our marketing partner Louisville Bedding Company. Sales of those consumer products were up 18% to $8.5 million thanks largely to the excellent selling and marketing efforts of Louisville Bedding. Our companies have complementary skills and capabilities, and we look forward to further growth in this part of our business.

         The fastest growing consumer product line was our Geo-Systems(TM) line of mattress overlays. These are thicker pads with a Geo-Matt(R) like surface design that gives customers superior comfort and excellent value compared to traditional convoluted foam pads. We combine these pads with a broad selection of contour foam pillows to offer an attractive line of comfort bedding products. A sample of our many consumer products is shown on pages four and five.

         The other major part of the custom products business is made up of our industrial products. Sales of industrial products declined 18% during fiscal 2001 to $3.2 million, offsetting some of the gains in the consumer product lines. There were two main reasons for the decline. First, we lost business with two of our largest customers due to one product being moved overseas and another component part being redesigned out of the finished product. Second, industrial sales have been weak because of the slowing economy. However, on the positive side, we have gained a number of new accounts and have developed a new niche in making returnable packaging parts for automotive suppliers. Our industrial products make up a solid regional business, and as the economy improves we believe we have good growth opportunities.

                                    [PHOTO]

FINANCIAL CONDITION

         Our financial condition grew stronger in fiscal 2001 as a result of healthy sales and earnings growth combined with good working capital management. Cash flow from operations increased 59% to $2.4 million, which added to our already high liquidity. Capital expenditures during the year of $461,000 were focused on bringing the latest technology to our manufacturing operations. We plan to continue to regularly upgrade our manufacturing equipment to increase our capabilities and lower costs. We paid dividends of $301,000 during the year, which was up 10% from last fiscal year. This left us with free cash flow for fiscal 2001 of approximately $1.6 million, or 64 cents a share.

         We ended the year with a capital base of $15.9 million, or $6.33 per share, an increase of 6% over fiscal year end 2000. While we are pleased with this increase and the solid capital base, we recognize that our return on capital needs to improve. Our return on beginning equity for fiscal 2001 was 8.5%, up significantly from 6.7% in fiscal 2000. However, these ratios fall short of our longer-term goals. Improving return on capital is a high priority for our board and management team, and we are actively looking for ways to better use our available capital to increase the value of the company.

NEW PRODUCT DEVELOPMENT

         We had a number of successes in the area of new product development in fiscal 2001. Our licensing of the Selan product line puts the company in a new part of the medical market related to skin care and wound care. We expect to use this product line as a platform from which to develop and market a broader line of skin care products that are complementary to our pressure management product lines. In addition, we received patents on our Geo-Mattress with Wings(R) specialty support surface and our Geo-Matt Contour(R) wheelchair cushion. We also introduced three new products during the year, including the Geo-Mattress Atlas(TM) specialty mattress, and the EZ-Dish(TM) and Equalizer(TM) wheelchair cushions. Just after the end of our fiscal year, we introduced the PressureGuard Easy Air(TM), a low air loss and alternating pressure mattress system that we believe will be a unique entry in an attractive part of the mattress market. We expect these new products to be solid contributors to our growing medical business.

         We are also pleased to announce that we have hired Jim O'Reagan to fill the newly created position of vice president of R&D and engineering. Jim has a master's degree in mechanical engineering from the University of

"Sales in the custom products business grew by 6% in fiscal 2001 to $11.7 million compared with $11.1 million in 2000."

Through our exclusive marketing agreement with Louisville Bedding Company, Span-America products, many proprietary and patented, are branded and packaged as part of a family of bedding products. This strategy of combining hospital-proven products with recognized consumer brands that are sold through an established, 110-year-old home textiles company has made our consumer products the most widely distributed line in the United States.

Fruit of the Loom branding was added to Louisville
Bedding Company's stable of brands during 2001. Our            [PHOTO]
foam products, coupled with this widely recognized brand, gained immediate placement in retail markets.

Virginia and comes to Span-America from C. B. Fleet with over 20 years experience in product development, operations, and engineering. Jim's addition will allow us to expand and accelerate our new product development efforts for both medical and consumer products. We look forward to reporting on our progress in this vital part of our business.

FUTURE OUTLOOK

         We believe that the Span-America of the future will be a larger, more valuable company than it is today. Our core businesses of medical and custom products are parts of larger markets that we believe have excellent long-term growth prospects. The medical business in particular seems to be well positioned in front of a long-term growth curve related to the country's aging population. We plan to leverage the medical business by using the clinically proven technology of our medical products to create innovative products for the consumer market that can be sold through our distribution partner, Louisville Bedding Company. In addition, we are working on several initiatives to enhance the operations and competitive advantages of our current business. We are striving to continuously renew the company from within to be the best cost producer of innovative, high-quality products that exceed our customers expectations.

         While we expand and improve our core businesses, we will at the same time look for growth opportunities beyond our existing product lines and market areas. We will be disciplined in our approach to making growth-oriented investments, focusing on those opportunities that have the best chance of achieving our primary goal of increasing the per-share value of this company.

         Thank you for your investment in Span-America. We believe the future of the company is bright, and we look forward to reporting to you on our progress.

Sincerely,


/s/ James D. Ferguson                                 /s/ Thomas D. Henrion
--------------------------                            -------------------------
James D. Ferguson                                     Thomas D. Henrion
President and CEO                                     Chairman

                        SELECTED FINANCIAL INFORMATION
-------------------------------------------------------------------------------

FIVE-YEAR FINANCIAL SUMMARY
(Amounts in thousands, except per share and employee data)


                                                              2001         2000       1999        1998        1997
-------------------------------------------------------------------------------------------------------------------
For the year:
    Net sales                                              $  29,075   $  26,568   $ 23,063   $  28,346   $  27,695
    Gross profit                                               8,910       7,621      6,344       8,499       8,428
    Operating income (loss)                                    1,297         902       (166)      1,805       1,833
    Income from continuing operations                          1,260         971        132       1,412       1,370
    Cash flow from operations                                  2,362       1,483      2,202         364       4,669
    Capital expenditures from continuing operations              461         413        171         562         511

Per share:
    Income from continuing operations:
       Basic                                               $    0.50   $    0.39   $   0.05   $    0.48   $    0.43
       Diluted                                                  0.50        0.39       0.05        0.47        0.43
    Cash dividends declared                                     0.12        0.11       0.10        0.10        0.10

At end of year:
    Working capital                                            9,844       8,671      7,858       8,749       9,393
    Property and equipment - net                               3,425       3,346      3,460       3,822       3,773
    Total assets                                              20,185      19,161     17,679      19,412      22,626
    Shareholders' equity                                      15,928      14,904     14,180      15,696      16,980
    Book value per share                                        6.33        5.95       5.68        5.57        5.43
    Number of employees - continuing operations                  221         188        174         201         187

Key ratios:
    Current ratio                                                4.2         3.8        4.5         4.3         3.3
    Return on net sales(1)                                       4.3%        3.7%       0.6%        5.0%        4.9%
    Return on ending shareholders' equity                        7.9%        6.5%       3.5%       10.0%        9.5%
    Return on average total assets                               6.4%        5.3%       2.7%        7.4%        7.4%

(1)      Calculated using income from continuing operations.


                                      INCOME FROM                       DILUTED EARNINGS PER SHARE
    NET SALES                    CONTINUING OPERATIONS                  FROM CONTINUING OPERATIONS

    [GRAPH]                            [GRAPH]                                   [GRAPH]


SPAN-AMERICA MEDICAL SYSTEMS, INC.            6              2001 ANNUAL REPORT

                           QUARTERLY FINANCIAL DATA
-------------------------------------------------------------------------------

QUARTERLY FINANCIAL DATA (UNAUDITED)
(Amounts in thousands, except per share data)

                                                       FIRST        SECOND        THIRD        FOURTH       YEAR
------------------------------------------------------------------------------------------------------------------
FOR FISCAL 2001
Net sales                                             $  7,144     $  6,493      $ 7,347      $  8,091    $ 29,075
Gross profit                                             2,180        1,885        2,245         2,600       8,910
Operating income                                           364          111          351           471       1,297
Net income                                                 327          175          334           424       1,260
Earnings per share
    Basic                                                 0.13         0.07         0.13          0.17       0.50
    Diluted                                               0.13         0.07         0.13          0.17       0.50
Stock price data
    High                                                  6.00         6.00         5.48          5.50       6.00
    Low                                                   3.75         4.50         4.38          4.50       3.75

FOR FISCAL 2000
Net sales                                             $  5,512     $  6,735      $ 6,850      $  7,471    $ 26,568
Gross profit                                             1,679        1,934        1,938         2,070       7,621
Operating income                                           117          290          261           234         902
Net income                                                 151          259          275           286         971
Earnings per share
    Basic                                                 0.06         0.10         0.11          0.11        0.39
    Diluted                                               0.06         0.10         0.11          0.11        0.39
Stock price data
    High                                                  4.00         4.00         4.25          4.63        4.63
    Low                                                   3.13         3.06         2.88          3.50        2.88

         Span-America's common stock trades on The Nasdaq Stock Market(R) under the symbol SPAN. As of September 29, 2001, there were 2,517,400 common shares outstanding. As of December 3, 2001, there were 299 shareholders of record and approximately 892 beneficial shareholders. The closing price of Span-America's stock on December 3, 2001 was $5.35.

         The Company has paid a regular quarterly cash dividend since January 1990. In April 2000, the Board of Directors increased the quarterly dividend to $0.03 per share from $0.025 per share. Future dividend payments will depend upon the Company's earnings and liquidity position.

                                                                              RETURN ON ENDING
 WORKING CAPITAL                  BOOK VALUE PER SHARE                      SHAREHOLDERS' EQUITY

    [GRAPH]                            [GRAPH]                                   [GRAPH]


SPAN-AMERICA MEDICAL SYSTEMS, INC.            7              2001 ANNUAL REPORT

                MANAGEMENT'S DISCUSSION AND FINANCIAL ANALYSIS
-------------------------------------------------------------------------------

RESULTS OF OPERATIONS FISCAL 2001 VS. 2000

Summary

         Net sales in fiscal 2001 rose 9% to $29.1 million compared with $26.6 million in fiscal 2000. The increase was the result of solid sales growth in both of the Company's business segments: medical and custom products. Medical sales grew by 12% to $17.4 million, and custom products sales increased by 6% to $11.7 million.

         Net income rose 30% in fiscal 2001 to $1.3 million, or $0.50 per diluted share, compared with $971,000, or $0.39 per diluted share, in fiscal 2000. The Company's increased earnings were primarily due to higher sales volume, improved manufacturing efficiencies, and higher non-operating income.

Sales

         Sales in the Company's medical segment rose 12% to $17.4 million in fiscal 2001 compared with $15.5 million the previous year. The strongest performers in the medical business were our lines of therapeutic replacement mattresses, including Geo-Mattress(R), and PressureGuard(R) products, which grew 29% in fiscal 2001. In addition, sales of seating products increased 6%, and sales of patient positioners increased 7% during the year. Sales of medical mattress overlays, including Geo-Matt(R) and convoluted foam pads, decreased 6% compared with the prior year. The decline in overlay sales is expected to continue as more customers seek to eliminate their use of single-patient overlays by purchasing therapeutic replacement mattresses instead. However, the Company's mattress sales to date have more than offset the decline in overlay sales. Management expects that total medical sales will increase during fiscal 2002.

         Sales in the custom products segment increased 6% during fiscal 2001 to $11.7 million from $11.1 million in fiscal 2000. The sales increase came entirely from higher volumes of the Company's consumer pillows and mattress overlays, which are sold through our partnership with Louisville Bedding Company. Louisville Bedding, which distributes the Company's consumer products under a marketing and distribution agreement, is a leading manufacturer and distributor of bedding products in North America. Sales of consumer pillows and overlays rose 18% during fiscal 2001 to $8.5 million. However, this increase was partially offset by lower sales of industrial products, which declined by 18% during the year due to the loss of sales with two large customers and the slowing economy. Sales of industrial products tend to be sensitive to economic cycles and were soft throughout fiscal 2001. Management believes that total custom products sales in fiscal 2002 will be higher than those of fiscal 2001.

Gross Profit

         The Company's gross profit increased by 17% to $8.9 million during fiscal 2001 from $7.6 million in fiscal 2000. The gross profit margin percentage increased to 30.6% for fiscal year 2001 compared with 28.7% for fiscal 2000. The increase in gross profit level and gross margin percentage resulted from higher sales volume and a more profitable product mix as medical sales, which generally have a higher gross margin, grew faster than sales of custom products. The medical segment has a higher gross margin than the custom products segment mainly because many of the Company's medical products are patented and proprietary. The gross margin was also aided by lower manufacturing overhead costs and good control of raw material costs. Management expects the gross margin percentage during fiscal 2002 to be similar to the gross margin percentage in fiscal 2001.

S G & A Expenses

         Sales and marketing expenses increased 19% to $5.3 million, or 18.2% of sales, in fiscal 2001 compared with $4.5 million, or 16.8% of sales, in fiscal 2000. The increase occurred primarily in the medical segment and was due to higher shipping costs, commissions, product development expense, and evaluation samples. Management expects that total sales and marketing expenses in fiscal 2002 will be higher than 2001 levels.

         General and administrative expenses increased 2% to $2.3 million in fiscal 2001. The slight increase was the result of an unrealized loss on the cash value of Company-owned life insurance policies. Income or loss on the cash value of these life insurance policies is recorded as a reduction or increase in administrative expense at the end of each quarter. General and administrative expenses for 2002 are expected to be slightly lower than 2001 levels.

Other

         Investment income decreased by 10% to $185,000 in fiscal 2001 compared with $205,000 in fiscal 2000. The decrease was the result of lower interest rates on the Company's floating rate debt securities during the majority of fiscal 2001.

         Royalty income and other increased 35% to $459,000 in fiscal 2001 compared with $340,000 in fiscal 2000 mainly as a result of higher sales volume of a shielded syringe product licensed to Becton & Dickinson. Management expects total non-operating income for fiscal 2002 to be slightly lower than that of 2001 because of declining interest rates.

         During fiscal 2001, the Company paid dividends of $301,300, or 24% of net income, for the year. This amount represented four quarterly dividends of $0.03 per share.

         The statements contained in "Results of Operations" and "Liquidity and Capital Resources" which are not historical


SPAN-AMERICA MEDICAL SYSTEMS, INC.            8              2001 ANNUAL REPORT
facts are forward-looking statements that involve risks and uncertainties. Management wishes to caution the reader that these forward-looking statements such as the Company's expectations for future sales increases or expense changes compared with previous periods are only predictions. Actual events or results may differ materially as a result of risks and uncertainties facing the Company, including (a) the loss of a major distributor of the Company's medical or custom products, (b) the inability to achieve anticipated sales volumes of medical or custom products, (c) raw material cost increases, (d) changes in relationships with large customers, (e) the impact of competitive products and pricing, (f) government reimbursement changes in the medical market, (g) FDA regulation of medical device manufacturing, and other risks referenced in the Company's Securities and Exchange Commission filings. The Company disclaims any obligation to update any forward-looking statement whether as a result of new information, future events or otherwise.

RESULTS OF OPERATIONS FISCAL 2000 VS. 1999

Summary

         Net sales in fiscal 2000 rose 15% to $26.6 million compared with $23.1 million in fiscal 1999. Most of the increase came in the custom products segment where sales rose 36% to $11.1 million compared with $8.1 million in 1999.

         Income from continuing operations rose 636% in fiscal 2000 to $971,000, or $0.39 per diluted share, compared with $132,000, or $0.05 per diluted share, in fiscal 1999. The Company's increased earnings were primarily due to higher sales volume, improved manufacturing efficiencies, and higher non-operating income.

         Net income in fiscal 2000 increased 95% to $971,000, or $0.39 per diluted share, compared with net income of $498,000, or $0.19 per diluted share in 1999. Net income for 1999 included after-tax income from discontinued operations of $365,000, or $0.14 per diluted share.

         On February 27, 1998, the Company sold substantially all of the assets of its contract packaging business unit. The purchase price for the contract packaging assets was $2.3 million, with $1.84 million paid in cash at closing and the remainder financed by Span-America over five years. No gain or loss was recorded at the time of the sale due to the uncertainty of collectibility of the amount financed. The Company's earnings for the year ended October 2, 1999 included a one-time gain of $365,270, net of income taxes, or $0.14 per diluted share, related to this sale. The purchasers of the business unit chose an early payment option on an outstanding warrant and note due to the Company. Because the Company assigned no value to the amount of the note and warrant at closing, the early payment resulted in a one-time gain. The gain, net of taxes, was shown as income from discontinued operations in fiscal 1999.

Sales

         Sales in the Company's medical segment rose 4% to $15.5 million in fiscal 2000 compared with $14.9 million the previous year. The strongest performers in the medical business were our lines of therapeutic replacement mattresses, including Geo-Mattress(R), and PressureGuard(R) products, which grew 25% in fiscal 2000. In addition, sales of seating products increased 9%, and sales of patient positioners were flat during the year. Sales of medical mattress overlays, including Geo-Matt(R) and convoluted foam pads, decreased 11% compared with the prior year. The decline in overlay sales is expected to continue as more customers seek to eliminate their use of single-patient overlays by purchasing therapeutic replacement mattresses instead. However, the Company's mattress sales to date have more than offset the decline in overlay sales.

         Sales in the custom products segment increased 36% during fiscal 2000 to $11.1 million from $8.1 million in fiscal 1999. The sales increase came entirely from higher volumes of the Company's pillows and mattress overlays for the consumer market, mainly as a result of our marketing alliance with Louisville Bedding Company. Louisville Bedding, which distributes the Company's consumer products under a marketing and distribution agreement, is a leading manufacturer and distributor of bedding products in North America. The higher sales of consumer bedding products were partially offset by lower sales of industrial and Terryfoam(R) products. Sales of industrial products declined by 10% during fiscal 2000 due to the elimination of certain low-margin products.

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


SPAN-AMERICA MEDICAL SYSTEMS, INC.            9              2001 ANNUAL REPORT

Other

         Non-operating income increased by 55% to $545,000 in fiscal 2000 compared with $352,000 in fiscal 1999. The increase was about evenly divided between higher interest income and higher royalties received. Interest income increased by 64% to $205,000 due to a higher level of marketable securities during the year. Royalty income increased by 40% to $313,000 due to higher sales volume of a shielded syringe product licensed to Becton & Dickinson.

         During fiscal 2000, the Company paid dividends of $275,200, or 28% of net income, for the year. This amount represented two quarterly dividends of $0.025 per share and two quarterly dividends of $0.03 per share.

LIQUIDITY AND CAPITAL RESOURCES

         The Company generated cash from operations of approximately $2.4 million during fiscal 2001. This operating cash flow came primarily from net income, non-cash expenses, and a reduction in accounts receivable balances.

         The Company's working capital increased by $1.2 million, or 14%, to $9.8 million during fiscal 2001. The higher working capital was the result of increases in cash and marketable securities. The Company's current ratio increased to 4.2 at September 29, 2001 from 3.8 at fiscal year end 2000.

         Accounts receivable, net of allowances, declined 7% to $4.0 million at the end of fiscal 2001 compared with $4.3 million at the end of fiscal 2000. The majority of the decrease resulted from faster collection times at the end of fiscal 2001 compared with the end of fiscal 2000. However, the days sales outstanding, calculated using a monthly average for accounts receivable over the entire year, remained level at 53 days in 2001 and 2000. All of the Company's accounts receivable are unsecured.

         Inventory, net of reserves, remained level at $2.1 million at September 29, 2001 compared with September 30, 2000. Management expects inventory levels in fiscal 2002 to be similar to those of fiscal year 2001.

         Net property and equipment increased by 2% during fiscal 2001. The change resulted primarily from normal depreciation expense and equipment additions of $461,000. Management expects capital expenditures during fiscal 2002 to be similar to those of fiscal 2001.

         The Company's trade accounts payable and accrued and sundry liabilities remained approximately level at $1.6 million and $1.5 million, respectively during fiscal 2001.

         Management believes that funds on hand and funds generated from operations are adequate to finance operations and expected capital requirements during fiscal 2002.

IMPACT OF INFLATION

         Inflation was not a significant factor for the Company during fiscal 2001. Higher inflation rates could impact the Company through higher raw material and labor costs. The Company's profit margin could be adversely affected to the extent that we are unable to pass cost increases along to our customers due to competitive conditions.

MARKET RISK

         The Company is exposed to market risk in two areas: short-term investments and cash value of life insurance. As of September 29, 2001, short-term investments of $5.5 million were held available for sale with acquired maturities of less than 180 days. Short-term investments consist primarily of high quality and highly liquid corporate commercial paper and bonds known as "variable rate demand notes" or "low floaters." The bonds are issued by municipalities or companies and are backed by letters of credit from federally insured banks. The bonds carry the credit rating of the underlying bank and therefore are highly rated. The interest rate on the bonds is a floating rate which is reset weekly by the re-marketing agent based on market rates for comparable securities. The bonds can be liquidated by the Company at any time with seven days notice. Using the level of securities available for sale at fiscal year end 2001, a 1% change in interest rates for one year would change after-tax earnings by approximately $55,000.

         In addition, the Company's other assets at September 29, 2001 include $1.4 million in cash value of life insurance, which is subject to market risk related to equity pricing and interest rate changes. The cash value is generated from life insurance policies which are being used as the funding vehicle for a retirement program for the Company's founder and former chairman. The cash value builds as a result of premiums paid and is invested either in a fixed income life insurance contract or in a portfolio of mutual funds managed by an insurance company. The fixed account options are similar to fixed income bond funds and are therefore subject to interest rate and company risk. The mutual fund portfolios invest in common stocks and bonds in accordance with their individual investment objectives. These portfolios are exposed to stock market and interest rate risk similar to comparable mutual funds. Management believes that substantial fluctuations in equity markets and interest rates and the resulting changes in cash value of life insurance would not have a material adverse effect on the financial position of the Company. During the fiscal year ended September 29, 2001, the Company's cash value of life insurance declined by 4.9%, creating expense of approximately $70,000.


SPAN-AMERICA MEDICAL SYSTEMS, INC.           10              2001 ANNUAL REPORT

                                BALANCE SHEETS
-------------------------------------------------------------------------------


                                                                            SEPTEMBER 29,              SEPTEMBER 30,
                                                                               2001                       2000
--------------------------------------------------------------------------------------------------------------------
ASSETS
Current assets:
    Cash and cash equivalents                                             $   1,074,391               $     587,663
    Securities available for sale (Note 2)                                    5,477,219                   4,402,770
    Accounts receivable, net of allowances of
       $366,000 (2001) and $390,000 (2000)                                    3,987,731                   4,291,586
    Inventories (Note 3)                                                      2,103,162                   2,066,482
    Prepaid expenses and deferred income taxes                                  299,489                     380,423
--------------------------------------------------------------------------------------------------------------------
Total current assets                                                         12,941,992                  11,728,924

Property and equipment, net (Note 4)                                          3,425,249                   3,346,200
Cost in excess of fair value of net assets acquired,
    net of accumulated amortization of
    $1,027,765 (2001) and $880,342 (2000)                                     1,924,131                   2,071,554
Other assets  (Note 5)                                                        1,894,019                   2,014,170
--------------------------------------------------------------------------------------------------------------------
                                                                          $  20,185,391               $  19,160,848
====================================================================================================================

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
    Accounts payable                                                      $   1,640,195               $   1,576,688
    Accrued and sundry liabilities (Note 6)                                   1,458,178                   1,481,541
--------------------------------------------------------------------------------------------------------------------
Total current liabilities                                                     3,098,373                   3,058,229

Deferred income taxes (Note 10)                                                 176,000                     168,000
Deferred compensation (Note 8)                                                  983,125                   1,031,038

Contingencies (Note 18)

Shareholders' equity (Note 12)
    Common stock, no par value, 20,000,000 shares
       authorized; issued and outstanding shares
       2,517,400 (2001) and 2,503,400 (2000)                                     91,725                      28,000
    Additional paid-in capital                                                    1,708
    Retained earnings                                                        15,834,460                  14,875,581
--------------------------------------------------------------------------------------------------------------------
Total shareholders' equity                                                   15,927,893                  14,903,581
--------------------------------------------------------------------------------------------------------------------
                                                                          $  20,185,391               $  19,160,848
====================================================================================================================


See accompanying notes.


SPAN-AMERICA MEDICAL SYSTEMS, INC.           11              2001 ANNUAL REPORT

                              STATEMENTS OF INCOME
-------------------------------------------------------------------------------


                                                                                 YEARS ENDED
                                                             ----------------------------------------------------
                                                             SEPTEMBER 29,        SEPTEMBER 30,        OCTOBER 2,
                                                                 2001                 2000                1999
------------------------------------------------------------------------------------------------------------------
Net sales                                                    $ 29,074,958        $  26,568,424       $  23,062,941
Cost of goods sold                                             20,165,299           18,947,044          16,718,567
------------------------------------------------------------------------------------------------------------------
Gross profit                                                    8,909,659            7,621,380           6,344,374

Selling and marketing expenses                                  5,305,832            4,460,924           4,271,180
General and administrative expenses                             2,307,326            2,257,959           2,239,519
------------------------------------------------------------------------------------------------------------------
                                                                7,613,158            6,718,883           6,510,699

Operating income (loss)                                         1,296,501              902,497            (166,325)

Non-operating income:
Investment income                                                 184,909              204,820             125,049
Royalty income and other                                          458,776              340,221             226,635
------------------------------------------------------------------------------------------------------------------
                                                                  643,685              545,041             351,684
Income before income taxes
    and discontinued operations                                 1,940,186            1,447,538             185,359
Provision for income taxes (Note 10)                              680,000              477,000              53,000
------------------------------------------------------------------------------------------------------------------
Income from continuing operations                               1,260,186              970,538             132,359

Income from discontinued operations,
    net of income taxes of $201,000                                                                        365,270
------------------------------------------------------------------------------------------------------------------
Net income                                                   $  1,260,186        $     970,538       $     497,629
==================================================================================================================

Earnings per share of common stock (Note 12)
Income from continuing operations:
    Basic                                                    $       0.50        $        0.39       $        0.05
    Diluted                                                  $       0.50        $        0.39       $        0.05
Income from discontinued operations, net
  of income taxes:
    Basic                                                                                                     0.14
    Diluted                                                                                                   0.14
------------------------------------------------------------------------------------------------------------------
Net income:
    Basic                                                    $       0.50        $        0.39       $        0.19
    Diluted                                                  $       0.50        $        0.39       $        0.19
==================================================================================================================

Dividends per common share                                   $       0.12        $        0.11       $        0.10

Weighted average shares outstanding:
    Basic                                                       2,510,427            2,501,224           2,580,986
    Diluted                                                     2,532,539            2,502,278           2,601,429


See accompanying notes.


SPAN-AMERICA MEDICAL SYSTEMS, INC.           12              2001 ANNUAL REPORT

                      STATEMENTS OF SHAREHOLDERS' EQUITY
-------------------------------------------------------------------------------


                                                    COMMON STOCK            ADDITIONAL
                                              -------------------------      PAID-IN         RETAINED
                                                SHARES         AMOUNT        CAPITAL          EARNINGS         TOTAL
------------------------------------------------------------------------------------------------------------------------
Balance at October 3, 1998                    2,820,029    $  1,426,079    $   67,463     $  14,202,866    $  15,696,408

    Net income for the 1999 fiscal year                                                         497,629          497,629
    Common stock purchased and retired         (364,629)     (1,604,329)      (67,463)         (260,142)      (1,931,934)
    Common stock issued to Directors              8,000          40,000                                           40,000
    Common stock issued on
       exercise of stock options                 32,000         138,250                                          138,250
    Cash dividends paid or declared
       ($.10 per share)                                                                        (260,136)        (260,136)
------------------------------------------------------------------------------------------------------------------------
Balance at October 2, 1999                    2,495,400              --            --        14,180,217       14,180,217
------------------------------------------------------------------------------------------------------------------------

    Net income for the 2000 fiscal year                                                         970,538          970,538
    Common stock issued to Directors              8,000          28,000                                           28,000
    Cash dividends paid or declared
       ($.11 per share)                                                                        (275,174)        (275,174)
------------------------------------------------------------------------------------------------------------------------
Balance at September 30, 2000                 2,503,400          28,000            --        14,875,581       14,903,581
------------------------------------------------------------------------------------------------------------------------

    Net income for the 2001 fiscal year                                                       1,260,186        1,260,186
    Common stock issued to Directors              8,000          40,000                                           40,000
    Common stock issued on
        exercise of stock options                 6,000          23,725                                           23,725
    Tax benefits for stock options exercised                                    1,708                              1,708
    Cash dividends paid or declared
       ($.12 per share)                                                                        (301,307)        (301,307)
------------------------------------------------------------------------------------------------------------------------
Balance at September 29, 2001                 2,517,400    $     91,725    $    1,708     $  15,834,460    $  15,927,893
========================================================================================================================


See accompanying notes.


SPAN-AMERICA MEDICAL SYSTEMS, INC.           13              2001 ANNUAL REPORT

                           STATEMENTS OF CASH FLOWS
-------------------------------------------------------------------------------


                                                                                     YEARS ENDED
                                                                    -----------------------------------------------
                                                                    SEPTEMBER 29,     SEPTEMBER 30,      OCTOBER 2,
                                                                       2001              2000              1999
-------------------------------------------------------------------------------------------------------------------
OPERATING ACTIVITIES:
Net income                                                           $ 1,260,186       $  970,538       $   497,629
Adjustments to reconcile net income to net
    cash provided by operating activities:
       Depreciation                                                      382,010          472,929           532,394
       Amortization                                                      257,546          255,637           253,891
       Gain on disposal of business                                                                        (365,270)
       Provision for losses on accounts receivable                        44,202          141,516           134,000
       Provision for deferred income taxes                                76,708         (140,000)          233,000
       Gains on sale and disposal of property,
          plant and equipment                                                             (24,627)
       Decrease (increase) in cash value of life insurance                73,432          (94,659)         (124,136)
       Deferred compensation                                             (23,913)         (22,142)          (14,501)
       Changes in operating assets and liabilities:
          Accounts receivable                                            270,204         (952,058)        1,198,593
          Inventory                                                      (36,680)         119,954           (68,442)
          Prepaid expenses and other assets                               42,194          (46,846)          (75,815)
          Income tax refund due                                                                             400,000
          Accounts payable and accrued expenses                           16,144          803,034          (399,035)
-------------------------------------------------------------------------------------------------------------------
Net cash provided by operating activities                              2,362,033        1,483,276         2,202,308

INVESTING ACTIVITIES:
Sale of contract packaging business                                                                         566,270
Purchases of marketable securities                                    (1,510,000)      (1,310,000)       (1,710,000)
Proceeds from sales of marketable securities                             425,000           85,000         1,130,000
Purchases of property, plant, and equipment                             (461,059)        (412,697)         (170,964)
Proceeds from sale of property, plant,
  and equipment                                                                            29,200
Payments for other assets                                                (51,664)         (41,528)          (55,645)
-------------------------------------------------------------------------------------------------------------------
Net cash used for investing activities                                (1,597,723)      (1,650,025)         (240,339)

FINANCING ACTIVITIES:
Dividends paid                                                          (301,307)        (275,174)         (260,136)
Purchase and retirement of common stock                                                                  (1,931,934)
Common stock issued upon exercise of options                              23,725                            138,250
-------------------------------------------------------------------------------------------------------------------
Net cash used for financing activities                                  (277,582)        (275,174)       (2,053,820)
-------------------------------------------------------------------------------------------------------------------

Increase (decrease) in cash and cash equivalents                         486,728         (441,923)          (91,851)
Cash and cash equivalents at beginning of year                           587,663        1,029,586         1,121,437
-------------------------------------------------------------------------------------------------------------------
Cash and cash equivalents at end of year                            $  1,074,391      $   587,663       $ 1,029,586
===================================================================================================================


See accompanying notes.


SPAN-AMERICA MEDICAL SYSTEMS, INC.           14              2001 ANNUAL REPORT

                         NOTES TO FINANCIAL STATEMENTS
-------------------------------------------------------------------------------
                              September 29, 2001

1.       SIGNIFICANT ACCOUNTING POLICIES

Description of Business

         The Company manufactures and distributes replacement mattresses, mattress overlays, patient positioners, and seating cushions for the medical market and pillows, mattress pads, and various foam products for the custom products market throughout the United States and Canada. The Company provides credit in the normal course of business and performs ongoing credit evaluations on certain of its customers, but generally does not require collateral to support such receivables. The Company also establishes an allowance for doubtful accounts based upon factors surrounding the credit risk of specific customers, historical trends and other information.

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

Intangibles

         Intangible assets are amortized using the straight-line method. Costs of patents are amortized over periods ranging from 10 to 17 years, and trademarks are amortized over periods of 5 or 10 years. Costs in excess of the fair value of net assets acquired from two separate acquisitions are amortized over 30-year and 10-year periods, the periods for which the acquisitions are expected to benefit the Company. Accumulated amortization of intangible assets at September 29, 2001 and September 30, 2000 was approximately $2,039,000 and $1,782,000, respectively. The Company continually reviews the recoverability of the carrying value of these assets in accordance with Statement of Financial Accounting Standards (SFAS) No. 121 "Accounting for the Impairment of Long-Lived Assets and for Assets to be Disposed Of." The Company also reviews long-lived assets and the related intangible assets for impairment whenever events or changes in circumstances indicate the carrying amount of such assets may not be recoverable.

Revenue Recognition

         Revenue is recognized by the Company when goods are shipped and title passes to the customer. There are no customer acceptance provisions and the right to return only exists in cases of damaged product or non-compliance with customer specifications.

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

Fiscal Year

         The Company's fiscal year ends on the Saturday nearest to September
30. The 2001, 2000, and 1999 fiscal years were all 52-week years.

Cash Equivalents

         The Company considers all cash equivalents to be highly liquid investments with a maturity when purchased of three months or less. The Company maintains a centralized cash management program whereby its excess cash balances are invested in commercial paper and are considered cash equivalents. Cash balances in the Company's accounts usually exceed federally insured limits.

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


SPAN-AMERICA MEDICAL SYSTEMS, INC.           15              2001 ANNUAL REPORT
the amounts reported in the financial statements and accompanying notes. Although these estimates are based on management's knowledge of current events and actions planned for the future, the estimates may ultimately differ from actual results.

Recent Pronouncements

         The Securities and Exchange Commission issued Staff Accounting Bulletin (SAB) No. 101 on December 3, 1999. SAB 101 provides the staff's view in applying generally accepted accounting principles to selected revenue recognition issues. The Company has applied the accounting and disclosure requirements of SAB 101. No changes were required to its accounting policies as a result of this adoption.

         In June 2001, the FASB issued SFAS No. 142 - "Goodwill and Other Intangible Assets." This statement addresses how goodwill and other intangible assets should be accounted for at their acquisition (except for those acquired in a business combination) and after they have been initially recognized in the financial statements. The statement is effective for all fiscal years beginning after December 15, 2001. The Company plans to adopt SFAS No. 142 in the first quarter of its fiscal 2002 year resulting in the reduction of amortization expense by approximately $147,000 in fiscal 2002.

         Additional standards that have been issued or proposed by the FASB do not require adoption until a future date and are not expected to have a material impact on the Company's financial statements upon adoption.

2.       SECURITIES AVAILABLE FOR SALE

         Securities available for sale are carried at aggregate cost which approximates market. The Company had no unrealized holding gains or losses during fiscal years 2001, 2000, or 1999.

         Securities available for sale at September 29, 2001 and September 30, 2000 consisted of variable rate demand notes.

3.       INVENTORIES

         The components of inventories are as follows:


                                                    2001               2000
                                                -----------------------------
Raw materials                                   $1,509,159         $1,564,539
Finished goods                                     594,003            501,943
-----------------------------------------------------------------------------
                                                $2,103,162         $2,066,482
=============================================================================


4.       PROPERTY AND EQUIPMENT

         Property and equipment, at cost, is summarized by major classification as follows:


                                                                     2001                2000
                                                                -------------------------------
Land                                                            $   317,343         $   317,343
Land improvements                                                   246,172             240,016
Buildings                                                         3,727,761           3,700,111
Machinery and equipment                                           5,992,434           5,565,181
Furniture and fixtures                                              533,601             533,601
Automobiles                                                           9,520               9,520
Leasehold improvements                                               11,345              11,345
-----------------------------------------------------------------------------------------------
                                                                 10,838,176          10,377,117
Less accumulated depreciation                                     7,412,927           7,030,917
-----------------------------------------------------------------------------------------------
                                                                $ 3,425,249         $ 3,346,200
===============================================================================================


SPAN-AMERICA MEDICAL SYSTEMS, INC.           16              2001 ANNUAL REPORT

5.       OTHER ASSETS

         Other assets consist of the following:


                                                            2001                 2000
                                                        --------------------------------
Patents, net of accumulated amortization
    of $1,011,560 (2001) and $901,437 (2000)            $  354,226            $  425,185
Cash value of life insurance policies                    1,368,854             1,442,286
Other                                                      170,939               146,699
----------------------------------------------------------------------------------------
                                                        $1,894,019            $2,014,170
========================================================================================


6.       ACCRUED AND SUNDRY LIABILITIES


                                                  2001                  2000
                                              --------------------------------
Salaries and other compensation               $  749,545            $  757,077
Federal and state income taxes                   218,949               106,967
Payroll taxes accrued and withheld               100,260                92,094
Property taxes                                   118,800               108,000
Medical insurance                                 24,830                85,806
Warranty reserve                                 150,500               194,630
Customer deposits                                 74,789               100,091
Other                                             20,505                36,876
------------------------------------------------------------------------------
                                              $1,458,178            $1,481,541
==============================================================================


7.       BORROWINGS

         The Company paid no interest expense in fiscal years 2001, 2000, or 1999.

8.       DEFERRED COMPENSATION

         The Company is obligated to make fixed payments of approximately $114,000 per year under a retirement agreement to its founder and former chief executive officer over his remaining life. The Company has fully accrued the present value of the expected payments due over the executive's estimated life expectancy. The Company recognized expenses of approximately $90,000 in 2001, $91,000 in 2000, and $93,000 in 1999 related to this agreement. An 8% rate was used in measuring the present value of the Company's deferred compensation obligation.

9.       SHAREHOLDERS' EQUITY

         In March 1997, the Board adopted the 1997 Stock Option Plan ("1997 Plan"). The 1997 Plan authorized the Board to grant options to key officers and employees of the Company for up to 200,000 shares of the Company's common stock. Options granted under the 1997 Plan are generally granted at the fair market value on the date of grant. These options become exercisable and vested at the greater of 1,000 shares per year or 20% of the grant. Vested options expire 10 years from the date of grant for continuing employees, or three months after termination for employees who leave the Company.

         In November 1991, the Board adopted the 1991 Stock Option Plan ("1991 Plan"). The 1991 Plan authorized the Board to grant options of up to 200,000 shares of the Company's common stock to officers and key employees and 50,000 shares to directors who are neither officers nor employees of the Company. All other terms and conditions of the 1991 Plan are similar to the 1997 Plan.

         In March 1987, the Board of Directors adopted the 1987 Stock Option Plan ("1987 Plan"). The 1987 Plan authorized the Board to grant options of up to 200,000 shares of the Company's common stock to officers and key employees of the Company. All other terms and conditions of the 1987 Plan are similar to the 1997 Plan. The 1987 Plan was terminated on March 31, 1997. The termination does not affect options outstanding under the plan, but no further options can be granted under the 1987 Plan.


SPAN-AMERICA MEDICAL SYSTEMS, INC.           17              2001 ANNUAL REPORT

         A summary of activity under the Company's three stock option plans is as follows:


                                                               OUTSTANDING                      EXERCISABLE
                                                         ------------------------         ------------------------
                                                                         WEIGHTED                         WEIGHTED
                                                                          AVERAGE                          AVERAGE
                                          SHARES                        EX. PRICE                        EX. PRICE
                                       AVAILABLE         # SHARES       PER SHARE         # SHARES       PER SHARE
------------------------------------------------------------------------------------------------------------------
Balance at 10/3/98                       211,200          311,800          $ 5.06          145,800          $ 5.14
FISCAL YEAR 1999
Granted
Exercised                                                 (32,000)           4.32
Forfeited                                 51,000          (51,000)           5.57
Forfeitures terminated                    (9,000)                            4.00
------------------------------------------------------------------------------------------------------------------
Balance at 10/2/99                       253,200          228,800            5.05          119,800            5.30
FISCAL YEAR 2000
Granted                                  (37,000)          37,000            3.55
Exercised
Forfeited                                 35,800          (35,800)           4.83
Forfeitures terminated                   (12,200)                            3.80
------------------------------------------------------------------------------------------------------------------
Balance at 9/30/00                       239,800          230,000            4.85          139,800            5.14
FISCAL YEAR 2001
Granted                                  (63,250)          63,250            5.29
Exercised                                                  (6,000)           3.95
Forfeited                                 22,500          (22,500)           5.73
Forfeitures terminated                    (8,500)                            4.00
------------------------------------------------------------------------------------------------------------------
BALANCE AT 9/29/01                       190,550          264,750          $ 4.95          169,250          $ 5.16
==================================================================================================================


         A summary of stock options outstanding and exercisable at fiscal year end 2001 is shown below.


                                                       OUTSTANDING                              EXERCISABLE
                                        -----------------------------------------         ------------------------
                                                         WEIGHTED       WTD. AVG.                         WEIGHTED
                                                          AVERAGE       REMAINING                          AVERAGE
                                                        EX. PRICE        CONTRACT                        EX. PRICE
RANGES OF EXERCISE PRICES               # SHARES        PER SHARE      LIFE (YRS)         # SHARES       PER SHARE
------------------------------------------------------------------------------------------------------------------
$3.55 - $4.91                            137,500          $ 4.08          6.5               71,000        $ 4.06
 5.00 -  6.88                             94,250            5.43          6.3               70,450          5.44
 7.09 -  8.38                             33,000            7.21          5.9               27,800          7.23
------------------------------------------------------------------------------------------------------------------
$3.55 - $8.38                            264,750          $ 4.95          6.3              169,250        $ 5.16
==================================================================================================================


SPAN-AMERICA MEDICAL SYSTEMS, INC.           18              2001 ANNUAL REPORT

         The Board of Directors adopted a stock purchase incentive plan in February 2000. The 2000 Stock Purchase Plan was created to encourage management employees of the Company to purchase and own the Company's common stock. Benefits of $10,221 earned in fiscal years 2000 and 2001 have been accrued at September 29, 2001.

         In March 1997 the Board of Directors approved the 1997 Long-Term Incentive Stock Option Plan for certain executives of the Company based on achievement of specified financial goals by fiscal year end 1999. As of September 29, 2001, the Company has accrued compensation expense of $24,000 related to this plan.

         The Company accounts for and will continue to account for stock options under Accounting Principles Board Opinion 25, "Accounting for Stock Issued to Employees." Accordingly, no compensation expense has been charged to operations. Had compensation expense for the plans been determined based on the fair value at the grant dates for awards under the plans consistent with the accounting method available under SFAS No. 123 "Accounting for Stock Based Compensation," the Company's net income and net income per common share would have been reduced to the pro forma amounts indicated below:


                                                            2001                  2000                 1999
                                                         ----------------------------------------------------
Net income
  As reported                                            $1,260,186            $ 970,538            $ 497,629
  Pro forma                                              $1,204,584            $ 914,610            $ 459,567
Basic net income per common share
  As reported                                                  0.50                 0.39                 0.19
  Pro forma                                                    0.48                 0.37                 0.18
Diluted net income per common share
  As reported                                            $     0.50            $    0.39            $    0.19
  Pro forma                                              $     0.48            $    0.37            $    0.18

         The fair value of each option grant is estimated on the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions for grants made in 2001 and 2002, respectively: risk free interest rates of 4.0% and 5.75%; dividend yields of 2.0% and 2.5%; volatility factors of the expected market price of the Company's common stock of .424 and
 .406; and a weighted average expected life of the option of 8 years and 5 years. No options were granted in 1999.

10.      INCOME TAXES

         Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's deferred tax liabilities and assets as of September 29, 2001 and September 30, 2000 are as follows:


                                                                                      2001                 2000
                                                                                  --------------------------------
Deferred tax liabilities:
Depreciation                                                                      $  595,000             $ 526,000
Other                                                                                 72,000                49,000
------------------------------------------------------------------------------------------------------------------
Total deferred tax liabilities                                                       667,000               575,000

Deferred tax assets:
Deferred compensation                                                                376,000               353,000
Accrued expenses                                                                     154,000               184,000
Intangible assets                                                                     43,000                 4,000
Other                                                                                 93,000               108,000
------------------------------------------------------------------------------------------------------------------
Total deferred tax assets                                                            666,000               649,000
------------------------------------------------------------------------------------------------------------------
Net deferred tax (assets) liabilities                                             $    1,000             $ (74,000)
==================================================================================================================


SPAN-AMERICA MEDICAL SYSTEMS, INC.           19              2001 ANNUAL REPORT

         The Company made income tax payments, net of refunds, of approximately $491,000 and $488,000 in fiscal 2001 and 2000, respectively. The Company received income tax refunds, net of payments of approximately $239,000 in fiscal 1999. Federal and state income tax provisions consist of the following:


                                                     2001                  2000                 1999
                                                  -----------------------------------------------------
Current:
    Federal                                       $ 530,000             $ 547,000             $(161,000)
    State                                            75,000                70,000               (19,000)
-------------------------------------------------------------------------------------------------------
                                                    605,000               617,000              (180,000)
Deferred:
    Federal                                          63,000              (127,000)              207,000
    State                                            12,000               (13,000)               26,000
-------------------------------------------------------------------------------------------------------
                                                     75,000              (140,000)              233,000
-------------------------------------------------------------------------------------------------------
Total income tax expense on earnings
    from continuing operations                      680,000               477,000                53,000
Tax expense of discontinued operations                                                          201,000
-------------------------------------------------------------------------------------------------------
Income tax expense                                $ 680,000             $ 477,000             $ 254,000
=======================================================================================================

         Income tax expense differs from the amounts computed by applying the Federal tax rate to income before income taxes as follows:


                                                               2001                  2000                 1999
                                                            ----------------------------------------------------
Computed tax at the statutory rate                          $ 660,000             $ 492,000             $ 45,000
Increases (decreases):
  State income taxes, net of federal tax benefit               58,000                38,000               19,000
  Tax-exempt investment income                                (55,000)              (55,000)             (31,000)
  Other, net                                                   17,000                 2,000               20,000
----------------------------------------------------------------------------------------------------------------
Income tax expense                                          $ 680,000             $ 477,000             $ 53,000
================================================================================================================

11.  SALE OF CONTRACT PACKAGING BUSINESS UNIT

     The Company's earnings for fiscal 1999 included a one-time after-tax gain of $365,270, or $0.15 per diluted share, related to the sale of substantially all of the assets of its contract packaging business unit in February 1998. The purchase price for the contract packaging assets was $2.3 million, with $1.84 million paid in cash at closing and the remainder financed by Span-America over five years. No gain or loss was recorded at the time of the sale due to the uncertainty of collectibility of the amount financed. The purchasers of the business unit chose an early payment option on an outstanding warrant and note due to the Company. Because the Company assigned no value to the amount of the note and warrant at closing, the early payment resulted in a one-time gain. The gain, net of taxes, is shown as income from discontinued operations.

     Operating results of the discontinued contract packaging operations are as follows:


                                                                           2001              2000             1999
                                                                      --------------------------------------------
Net sales                                                                                                $      --
Income before income taxes                                                                                      --
Gain on sale of business unit                                                                              566,270
Provision for income taxes                                                                                 201,000
------------------------------------------------------------------------------------------------------------------
Income from discontinued operation                                    $      --        $       --        $ 365,270
==================================================================================================================


SPAN-AMERICA MEDICAL SYSTEMS, INC.           20              2001 ANNUAL REPORT

12.      EARNINGS PER COMMON SHARE

         The following table sets forth the computation of basic and diluted earnings per share in accordance with SFAS No. 128, "Earnings Per Share."


                                                                    2001                   2000                 1999
                                                              ----------------------------------------------------------
Numerator for basic and diluted earnings per share:
Income from continuing operations                             $    1,260,186            $  970,538            $  132,359
Income from discontinued operations, net
    of income taxes                                                                                              365,270
------------------------------------------------------------------------------------------------------------------------
Net income                                                    $    1,260,186            $  970,538            $  497,629
========================================================================================================================

Denominator:
Denominator for basic earnings per share:
    Weighted average shares                                        2,510,427             2,501,224             2,580,986
Effect of dilutive securities:
    Employee and board stock options                                  22,112                 1,054                20,443
------------------------------------------------------------------------------------------------------------------------
Denominator for diluted earnings per share:
    Adjusted weighted average shares
       and assumed conversions                                     2,532,539             2,502,278             2,601,429
========================================================================================================================

Income per share from continuing operations:
    Basic                                                      $        0.50            $     0.39            $     0.05
    Diluted                                                    $        0.50            $     0.39            $     0.05
Income per share from discontinued operations, net
  of income taxes:
    Basic                                                                                                           0.14
    Diluted                                                                                                         0.14
------------------------------------------------------------------------------------------------------------------------
Net income:
    Basic                                                      $        0.50            $     0.39            $     0.19
    Diluted                                                    $        0.50            $     0.39            $     0.19
========================================================================================================================

13.      EMPLOYEE BENEFITS AND INCENTIVE PLANS

         The Company has an employee savings and investment plan (401(k) plan) available to the Company's employees meeting eligibility requirements. The Company matches a percentage of the employee contributions, with certain limitations. Contributions by the Company amounted to approximately $106,000, $96,000, and $104,000, for the 2001, 2000, and 1999 fiscal years, respectively.

14.      RELATED-PARTY TRANSACTIONS

         The Company paid approximately $37,000 in 2001, $40,000 in 2000, and $59,000 in 1999 in legal fees to a firm having a member who is also a director of the Company.

15.      MAJOR CUSTOMERS

         The Company has a business relationship with a customer to distribute certain of its medical products to hospitals and other treatment facilities throughout the United States. Sales generated by this customer amounted to approximately 13% of net sales in 2001, 14% in 2000, and 17% in 1999.

         The Company has a business relationship with another customer to distribute certain of its consumer products. Sales to this customer amounted to 26% of net sales in 2001, 24% in 2000, and 12% in 1999.

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


SPAN-AMERICA MEDICAL SYSTEMS, INC.           21              2001 ANNUAL REPORT

         The following table summarizes certain information on industry segments:


                                                        2001                     2000                    1999
                                                   --------------------------------------------------------------
Net Sales:
    Medical                                        $ 17,393,487             $ 15,510,093             $ 14,937,942
    Custom products                                  11,681,471               11,058,331                8,124,999
-----------------------------------------------------------------------------------------------------------------
Total                                              $ 29,074,958             $ 26,568,424             $ 23,062,941
=================================================================================================================

Operating profit (loss):
    Medical                                        $  1,693,483             $  1,364,709             $    937,570
    Custom products                                     184,890                  (53,536)                (744,206)
-----------------------------------------------------------------------------------------------------------------
Total                                                 1,878,373                1,311,173                  193,364

Corporate expense                                      (581,872)                (408,676)                (359,689)
Other income                                            643,685                  545,041                  351,684
-----------------------------------------------------------------------------------------------------------------
Income before income taxes and
    discontinued operations                        $  1,940,186             $  1,447,538             $    185,359
=================================================================================================================

Identifiable assets:
    Medical                                        $  8,102,371             $  8,260,776             $  8,010,564
    Custom products                                   4,099,220                4,385,033                4,123,123
    Corporate                                         7,983,800                6,515,039                5,544,906
-----------------------------------------------------------------------------------------------------------------
                                                   $ 20,185,391             $ 19,160,848             $ 17,678,593
=================================================================================================================

Depreciation and amortization expenses:
    Medical                                        $    436,169             $    470,590             $    500,658
    Custom products                                     202,612                  257,436                  284,741
    Corporate                                               775                      540                      886
-----------------------------------------------------------------------------------------------------------------
                                                   $    639,556             $    728,566             $    786,285
=================================================================================================================

Capital expenditures:
    Medical                                        $    304,410             $    234,567             $    109,090
    Custom products                                     156,649                  178,130                   61,874
-----------------------------------------------------------------------------------------------------------------
                                                   $    461,059             $    412,697             $    170,964
=================================================================================================================

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

         The Company has several customers whose sales represent significant portions of sales in their respective business segments. In the medical segment, sales to one of these customers represented 22% of net medical sales in 2001, 23% sales in 2000, and 26% in 1999. In the custom products segment, sales to one customer accounted for 68% of net custom products sales in 2000, 58% in 2000, and 35% in 1999.


SPAN-AMERICA MEDICAL SYSTEMS, INC.           22              2001 ANNUAL REPORT

17.      OPERATING LEASES

         The Company leases truck equipment in South Carolina and manufacturing facilities in California. Both of the leases require the Company to pay insurance and maintenance costs.

         Rental expense for all operating leases was $235,000 in 2001, $205,000 in 2000, and $209,000 in 1999.

         Future minimum lease payments under noncancelable operating leases with initial terms of one year or more at September 29, 2001 were $240,000 for the 2002 fiscal year, $248,000 for the 2003 fiscal year, and $63,000 for the 2004 fiscal year.

18.      CONTINGENCIES

         From time to time the Company is a defendant in legal actions involving claims arising in the normal course of business. The Company believes that, as a result of legal defenses and insurance arrangements, none of these actions should have a material adverse effect on its operations or financial condition.


SPAN-AMERICA MEDICAL SYSTEMS, INC.           23              2001 ANNUAL REPORT

              REPORT OF ELLIOTT DAVIS, LLP - INDEPENDENT AUDITORS
-------------------------------------------------------------------------------


Shareholders and Board of Directors
Span-America Medical Systems, Inc.
Greenville, SC


         We have audited the accompanying balance sheets of Span-America Medical Systems, Inc. as of September 29, 2001 and September 30, 2000 and the related statements of income, shareholders' equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. The financial statements of Span-America Medical Systems, Inc. for the year ended October 2, 1999 were audited by other auditors whose report, dated October 27, 1999, expressed an unqualified opinion on those statements.

         We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Span-America Medical Systems, Inc., as of September 29, 2001 and September 30, 2000 and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.


                                             /s/ Elliot Davis LLP
                                             ----------------------------------


Greenville, SC
October 26, 2001


SPAN-AMERICA MEDICAL SYSTEMS, INC.           24              2001 ANNUAL REPORT

                            DIRECTORS AND OFFICERS

DIRECTORS
Thomas D. Henrion
Chairman of the Board
Executive-In-Residence
b-Catalyst
Louisville, Kentucky

James D. Ferguson
President and Chief Executive Officer

B. Kenneth Bolt
President
Banyan Retirement Services, Inc.
Greenville, South Carolina

Richard C. Coggins
Chief Financial Officer
Treasurer and Secretary

Robert H. Dick
President
R.H. Dick & Company, Inc.
Argyle, New York

Thomas F. Grady, Jr.
Retired Vice President
International Paper
Montvale, New Jersey

Douglas E. Kennemore, M.D.
Retired Neurosurgeon
Greenville, South Carolina

J. Ernest Lathem, M.D.
Retired Urological Surgeon
Greenville, South Carolina

James M. Shoemaker, Jr.
Member
Wyche, Burgess, Freeman & Parham, P.A.
Greenville, South Carolina

OFFICERS
James D. Ferguson
President and Chief Executive Officer

Robert E. Ackley
Vice President - Custom Products

Richard C. Coggins
Chief Financial Officer
Treasurer and Secretary

James R. O'Reagan
Vice President - R & D and Engineering

Clyde A. Shew
Vice President - Medical Sales and Marketing

                        CORPORATE DATA

CORPORATE OFFICE
Span-America Medical Systems, Inc.
70 Commerce Center
Greenville, South Carolina  29615
(864) 288-8877

Mailing Address:
P.O. Box 5231
Greenville, South Carolina  29606

Web Site:
www.spanamerica.com

GENERAL COUNSEL
Wyche, Burgess, Freeman & Parham, P.A.
P.O. Box 728
Greenville, South Carolina  29602

AUDITORS
Elliott Davis, LLP
P.O. Box 6286
Greenville, South Carolina  29606

STOCK INFORMATION
The common stock of Span-America Medical Systems, Inc. trades on The Nasdaq Stock Market(R) under the symbol SPAN.

SHAREHOLDER INQUIRIES AND
AVAILABILITY OF FORM 10-K REPORT
A copy of the Company's Annual Report on Form 10-K for the year ended September 29, 2001 is available without charge to shareholders upon written request from the following:

Secretary
Span-America Medical Systems, Inc.
P.O. Box 5231
Greenville, South Carolina 29606

STOCK TRANSFER AGENT
American Stock Transfer & Trust Company
59 Maiden Lane
Plaza Level
New York, New York  10038
(877) 777-0800 or
(800) 937-5449

Inquiries regarding stock transfers, lost certificates, or address changes should be directed to the Stock Transfer Agent at the address above.


                           [SPAN NASDAQ LISTED LOGO]

                                   [PICTURE]

                      SPAN-AMERICA MEDICAL SYSTEMS, INC.
                              70 COMMERCE CENTER
                        Greenville, South Carolina 29615
                 Telephone (864) 288-8877 - Fax (864) 288-8692
                              www.spanamerica.com