Form 10-K, Exhibit 13
period 2002-09-28
SPAN AMERICA MEDICAL SYSTEMS INC
filed 2002-12-23
CIK 718924

Exhibit 13.1

SPANAmerica

Innovative Solutions.

2002 ANNUAL REPORT

Beautyrest
GEO-Comfort
Deep
5 Zone Foam Mattress Pad
Beautyrest
GEO-Tech

Science

Safety

Simplicity

2002 ANNUAL REPORT Science Safety Simplicity

Corporate Profile

Span-America Medical Systems, Inc. manufactures and markets a comprehensive selection of pressure management products for the medical market, including Geo-Matt®, PressureGuard®, Geo-Mattress®, Span-Aids®, and Isch-Dish® products. The Company also supplies pillows and mattress overlays to the consumer bedding market and various custom packaging products to the industrial market. Span-America’s common stock trades on The Nasdaq Stock Market® under the symbol SPAN.

Financial Summary

(Amounts in thousands, except per share and percent data)	2002	2001	% Change

Net sales	$33,536	$29,075	15%
Operating income	1,717	1,297	32%
Net income	1,658	1,260	32%
Earnings per share:
Basic	0.66	0.50	32%
Diluted	0.64	0.50	28%
Return on net sales	4.9%	4.3%
Cash and securities	6,949	6,552	6%
Current assets	14,331	12,942	11%
Total assets	21,906	20,185	9%
Current liabilities	3,273	3,098	6%
Shareholders’ equity	17,394	15,928	9%
Return on ending shareholders’ equity	9.5%	7.9%
Number of shares outstanding at fiscal year end	2,539	2,517	1%
Book value per share	6.85	6.33	8%

Products Overview

MEDICAL	CUSTOM PRODUCTS

	Consumer	Industrial
PRODUCTS:
Powered and non-powered mattresses, bed overlays, wheelchair cushions, patient positioners, skin care products

MARKETS:
Hospitals, nursing homes, and homecare customers through distributors and dealers	PRODUCTS: Pillows, mattress pads, comfort bedding products, terry foam products MARKETS: Distributed through Louisville Bedding Company to retail outlets throughout the U.S. and Canada	PRODUCTS:
Ethafoam, minicell, crosslink, polyether and polyester urethanes, filter foam

MARKETS:
Sold directly to diverse manufacturers as component parts, protective packaging, and industrial products

Table of Contents

LETTER TO SHAREHOLDERS 1 • SELECTED FINANCIAL INFORMATION 6 • QUARTERLY FINANCIAL DATA 7
MANAGEMENT’S DISCUSSION AND FINANCIAL ANALYSIS 8 • BALANCE SHEETS 13 • STATEMENTS OF INCOME 14
STATEMENTS OF SHAREHOLDERS’ EQUITY 15 • STATEMENTS OF CASH FLOWS 16 • NOTES TO FINANCIAL STATEMENTS 17
REPORT OF ELLIOTT DAVIS, LLC, INDEPENDENT AUDITORS 24 • DIRECTORS AND OFFICERS IBC • CORPORATE DATA IBC

To Our Shareholders

     Span-America made excellent progress during fiscal year 2002. Our sales grew by 15% to $33.5 million. Earnings rose 32% to $1.66 million or 64 cents a diluted share. The company’s performance was driven by significant growth in both our medical and custom products business units. In addition, our stock price responded favorably to the sales and earnings results by climbing 32% since the beginning of the fiscal year. Overall, we are pleased with Span-America’s performance in 2002.

     The key to our success during the past year was sales growth. Medical sales were up 13% to $19.7 million, and custom products sales increased 18% to $13.8 million. Together our two businesses generated $4.5 million in new sales during the year almost entirely from higher volume instead of price increases. That higher sales volume was the main contributor to the company’s rise in profitability.

     Our gross profit level rose 14% to $10.2 million compared with $8.9 million in 2001, but our gross margin declined slightly to 30.3% in 2002 from 30.6% last year. The slight decline in gross margin percent was caused by a less profitable product mix in our consumer product line. The operations group did a good job of controlling material and overhead costs during the year, somewhat mitigating pressure on our margins.

     The company’s operating profit increased 32% in 2002 to $1.7 million. In addition to benefiting from the increased sales, our operating profit was helped by a 4% decline in administrative expenses. Although we would like to take full credit for the expense decrease, the truth is that we were helped by a payment received from the settlement of a patent infringement law suit and an accounting change which eliminated goodwill amortization expense. We were able to redirect some of those funds into the sales, marketing and R&D efforts that we hope will generate future sales increases.

     Span-America also benefited from non-operating income of $796,000 – up 24% over last year. Most of our non-operating income came from a royalty the company receives on a shielded hypodermic syringe licensed to Becton and Dickinson Company. This royalty increased 33% this year to $607,000. Please be aware, however, that we expect the royalty and related income to end in December 2005 due to patent expiration. We are working on replacing that source of income.

     Those results combined to generate a 32% increase in net income to $1.66 million or 64 cents a diluted share compared with $1.26 million or 50 cents a diluted share in 2001.

JAMES D. FERGUSON President and CEO	THOMAS D. HENRION Chairman

Medical Products

MEDICAL BUSINESS

     The medical business unit posted exceptional results in 2002. Sales were up 13% to $19.7 million compared with $17.4 million in 2001. All of the sales growth came from our line of mattresses sold to hospitals, long-term care facilities, and home care dealers throughout the United States. Our top performing medical products included the PressureGuard® APM2 alternating pressure mattress, the new PressureGuard Easy Air™ low air loss mattress, and our full line of Geomattress® therapeutic foam mattresses. Total mattress sales increased 39% during fiscal 2002.

     We had mixed results among our other medical product lines. Sales of seating products grew by 30% during the year. Our line of Selan® skin care products also increased 30% in 2002 but it was entirely due to the timing of our purchase of the Selan line in 2001. If we look at annualized sales for both years, Selan volume was roughly flat in 2002. Patient positioners were down 4% for the year, and foam overlays declined 18%. The drop in overlay sales continues a long-term trend of customers eliminating their use of overlays by purchasing replacement mattresses instead.

     We believe the medical business is well positioned for long-term growth in the medical market. Our product line of innovative pressure management and skin care products is the broadest in the industry, and we will continue to focus on new product development.

CUSTOM PRODUCTS BUSINESS

     The custom products business had mixed results during fiscal 2002. The segment consists of two main product lines: consumer bedding and industrial foam products.

     Consumer sales jumped 29% during the year, but sales of industrial products fell by 11% compared to 2001. In total, sales in the custom products segment were up 18% in 2002 to $13.8 million compared with $11.7 million last year. However, our operating profit for the business unit declined during the year because of a less profitable product mix within the consumer product line and lower sales of industrial products.

     Consumer sales were up due to excellent growth from our Geo-Systems™ mattress overlays, which incorporate some of our patented medical designs into products for the consumer market. We attribute the consumer sales success to the first-rate sales and marketing work done by our marketing partner, Louisville Bedding Company. Louisville Bedding is a leading manufacturer and marketer of bedding products in North America. They distribute our full line of consumer products to retailers throughout the U.S. and Canada.

     Our industrial product line consists of a variety of foam products used in many industrial applications, including reusable packaging, flotation, insulation, and cushioning. Sales of industrial products declined during 2002 due specifically to the loss of two large customers in late 2001 and generally to weakness in the manufacturing sector. We are encouraged, however, that industrial sales in the fourth quarter of fiscal

2002 increased 25% over the year-earlier quarter. This was our first quarterly increase in two years, and we hope it signals strengthening in that part of our business.

SECURE IV™

     In July 2002, we announced that we had acquired the Secure IV product line from privately held Vadus®, Inc. for $300,000 plus closing costs and a royalty to be paid on future sales of the product. Vadus designed and manufactured Secure IV and marketed it on a limited basis before seeking a partner to expand its distribution. Since July we have been assimilating Secure IV into Span-America and preparing to launch the product in 2003. We are encouraged about the new product line and believe it will offer the company a new prospect for future sales and earnings growth.

     The Secure IV is a proprietary safety catheter that has FDA 510(k) marketing approval and is protected by 11 patents. The catheter has a unique design which includes an integrated valve that eliminates the flow of blood back through the catheter as it is inserted in the vein. The valve allows for bloodless starts without the need for vein occlusion thus providing healthcare workers with maximum protection from blood and body fluids. Secure IV also incorporates a protective needle shield that permanently disarms the needle after use, another safety feature.

     The Secure IV allows Span-America to participate in a different yet larger part of the medical market. We expect to bring the product to market in 2003. The start-up will require investment in capital expenditures, development, and marketing expenses. As a result of those expenses, we believe that total company earnings in fiscal 2003 will be slightly lower than those of 2002. However, we do expect continued growth in sales

Our product line of innovative pressure management and skin care products is the broadest in the industry, and we will continue to focus on new product development.

PressureGuard® APM2 Alternating Pressure Mattress with Basic Lateral Rotation The APM2 gives caregivers the flexibility to change instantly from alternating pressure to basic lateral rotation by flipping an easy-access toggle switch.
PressureGuard® Easy Air™ Low Air Loss / Alternating Pressure Mattress System Easy Air’s exclusive “Air Diffusion Matrix” design maximizes removal of excess moisture to enhance skin integrity and patient comfort.
Geo-Mattress® with Wings™ Raised Perimeter Mattress Industry’s only raised perimeter mattress with an edge-to-edge, anti-shearing therapeutic surface.
The Equalizer™ Contoured Positioning Cushion The Equalizer’s multi-component construction provides superior pressure management and its contoured design facilitates prop er seated positioning.

and earnings of our core medical and custom product businesses. We believe the Secure IV will open the door to a new growth opportunity for Span-America. We look forward to keeping you updated on our progress.

Consumer Products

FINANCIAL CONDITION

     Span-America’s financial condition remains excellent. Our capital base increased by 9% during the year to $17.4 million, which represents a book value of $6.85 per share. In addition, our return on ending equity increased to 9.5% from 7.9% last year. The company’s balance sheet continues to be highly liquid with no long-term debt and ample short-term investments. However, our operating cash flow declined by 37% in 2002 to $1.5 million compared with $2.4 million last year. The drop in cash flow was caused by an increase in accounts receivable which was tied directly to higher sales volume during the last two months of fiscal 2002. Despite the higher accounts receivable level at year-end, our average collection time improved in 2002 to 47 days in 2002 from 53 days last year. Inventory turnover also improved during the year, indicating good management of our key working capital items.

     In recognition of the company’s strong financial condition and good operating results in 2002, the board increased the quarterly dividend by 17% to 3.5 cents a share, beginning with the December 2002 dividend payment. That works out to an annualized dividend rate of 14 cents a share for the new fiscal year.

FUTURE OUTLOOK

     We believe fiscal 2003 will be a pivotal year for Span-America. We have a number of opportunities for growth in our core medical and custom products businesses. Plus we have the challenge and interesting new potential of launching the Secure IV product line.

Consumer sales were up due to excellent growth from our Geo-Systems™ mattress overlays, which incorporate some of our patented medical designs into products for the consumer market.

We believe fiscal 2003 will be a pivotal year for Span-America. We have a number of opportunities for growth in our core medical and custom products businesses.

     In the medical business, we expect most of our growth to come from the long term care segment of the medical market. This has been the fastest growing market for our medical products during the last several years, and we expect that trend to continue in 2003. We believe the Medicare funding cuts in the long-term care industry, which took effect in October 2002, will not have a significant impact on our business. Our mattress products provide excellent clinical results and are less expensive than many alternatives.

     We plan to continue our commitment to product innovation, particularly in the areas of mattresses, seating, and skin care products. We expect to introduce several new products in these categories during fiscal 2003. We will also promote the safety advantages of our mattress products which will be targeted at the industry’s growing concern about patient entrapment and fall prevention. In addition, we will continue to expand our sales and marketing efforts with national accounts. We have had great success in the area of national accounts during the last several years and we hope to build on that going forward.

     We also have opportunities for growth in the custom products business. We expect to continue expanding our relationship with Louisville Bedding Company by offering a steady stream of new and innovative pads and pillows to their many retail customers. Our main emphasis will be on the Geo-Systems product line, which we believe provides retailers and end-user consumers with a higher value for their money. We will also be working to increase the profitability of the consumer business by improving our manufacturing efficiencies and controlling costs. Our skills are highly complementary to those of Louisville Bedding and we look forward to future consumer sales growth that can add value to both companies.

     In the industrial area, we seem to have turned the corner toward higher sales and earnings. Our expertise with this product line lies in designing and manufacturing precision foam component parts for a variety of industrial uses. We have recently focused on providing parts for the automotive industry, and we see this as a growth opportunity. We also think that this part of our business is in an excellent position to benefit from a stronger regional manufacturing economy.

     Overall, we expect to stretch our resources in fiscal 2003. We have assembled a unique combination of people, products, and proficiencies; and we are focused on building a business that can generate sustained and growing value for our shareholders. Thank you for your continued interest in Span-America. We look forward to reporting to you on our progress in 2003.

     Sincerely,

JAMES D. FERGUSON President and CEO	THOMAS D. HENRION Chairman

Span-America Medical Systems, Inc. • 2002 Annual Report

Selected Financial Information

FIVE-YEAR FINANCIAL SUMMARY
(Amounts in thousands, except per share and employee data)

	2002	2001	2000	1999	1998

For the year:
Net sales	$33,536	$29,075	$26,568	$23,063	$28,346
Gross profit	10,175	8,910	7,621	6,344	8,499
Operating income (loss)	1,717	1,297	902	(166)	1,805
Income from continuing operations	1,658	1,260	971	132	1,412
Cash flow from operations	1,486	2,362	1,483	2,202	364
Capital expenditures from continuing operations	559	461	413	171	562
Per share:
Income from continuing operations:
Basic	$0.66	$0.50	$0.39	$0.05	$0.48
Diluted	0.64	0.50	0.39	0.05	0.47
Cash dividends declared	0.12	0.12	0.11	0.10	0.10
At end of year:
Working capital	11,058	9,844	8,671	7,858	8,749
Property and equipment — net	3,632	3,425	3,346	3,460	3,822
Total assets	21,906	20,185	19,161	17,679	19,412
Shareholders’ equity	17,394	15,928	14,904	14,180	15,696
Book value per share	6.85	6.33	5.95	5.68	5.57
Number of employees — continuing operations	234	221	188	174	201
Key ratios:
Current ratio	4.4	4.2	3.8	4.5	4.3
Return on net sales(1)	4.9%	4.3%	3.7%	0.6%	5.0%
Return on ending shareholders’ equity(1)	9.5%	7.9%	6.5%	3.5%	10.0%
Return on average total assets(1)	7.9%	6.4%	5.3%	2.7%	7.4%

(1) Calculated using income from continuing operations.

Net Sales (dollars in millions)
Income From Continuing Operations (dollars in millions)
Diluted Earnings Per Share From Continuing Operations (cents per share)

Span-America Medical Systems, Inc. • 2002 Annual Report

QUARTERLY FINANCIAL DATA

(UNAUDITED)
(Amounts in thousands, except per share data)

	First	Second	Third	Fourth	Year

FOR FISCAL 2002
Net sales	$6,892	$7,557	$8,344	$10,743	$33,536
Gross profit	2,219	2,550	2,529	2,877	10,175
Operating income	345	440	388	544	1,717
Net income	355	462	359	482	1,658
Earnings per share
Basic	0.14	0.18	0.14	0.19	0.66
Diluted	0.14	0.18	0.14	0.18	0.64
Stock price data
High	6.24	8.00	8.57	8.20	8.57
Low	4.86	5.39	6.46	6.02	4.86
FOR FISCAL 2001
Net sales	$7,144	$6,493	$7,347	$8,091	$29,075
Gross profit	2,180	1,885	2,245	2,600	8,910
Operating income	364	111	351	471	1,297
Net income	327	175	334	424	1,260
Earnings per share
Basic	0.13	0.07	0.13	0.17	0.50
Diluted	0.13	0.07	0.13	0.17	0.50
Stock price data
High	6.00	6.00	5.48	5.50	6.00
Low	3.75	4.50	4.38	4.50	3.75

     Span-America’s common stock trades on The Nasdaq Stock Market® under the symbol SPAN. As of September 28, 2002, there were 2,538,870 common shares outstanding. As of December 3, 2002, there were 277 shareholders of record and approximately 980 beneficial shareholders. The closing price of Span-America’s stock on December 3, 2002 was $7.73.

     The Company has paid a regular quarterly cash dividend since January 1990. In April 2000, the Board of Directors increased the quarterly dividend to $0.03 per share from $0.025 per share. In October 2002, the Board of Directors increased the quarterly dividend to $0.035 per share from $0.03 per share. Future dividend payments will depend upon the Company’s earnings and liquidity position.

Working Capital (dollars in millions)
Book Value Per Share (dollars)
Return on Ending Shareholders’ Equity (percent)

Span-America Medical Systems, Inc. • 2002 Annual Report

Management’s Discussion and Financial Analysis

RESULTS OF OPERATIONS FISCAL 2002 VS. 2001

Summary

     Net sales in fiscal 2002 rose 15% to $33.5 million compared with $29.1 million in fiscal 2001. The increase was the result of significant sales growth in the Company’s medical and custom products business segments. Medical sales grew by 13% to $19.7 million, and custom products sales increased by 18% to $13.8 million.

     Net income rose 32% in fiscal 2002 to $1.66 million, or $0.64 per diluted share, compared with $1.26 million or $0.50 per diluted share, in fiscal 2001. The Company’s increased earnings were primarily due to higher sales volume, lower amortization expense as a result of the new accounting rules for goodwill, proceeds received from the settlement of a patent infringement lawsuit, and higher non-operating income.

Sales

     Sales in the Company’s medical segment rose 13% to $19.7 million in fiscal 2002 compared with $17.4 million the previous year. The medical sales growth was led by our lines of therapeutic replacement mattresses, including Geo-Mattress® and PressureGuard® products, which increased by 39%, and seating products, which grew by 30%. This growth more than offset declines in medical overlays and patient positioners, which were down in fiscal 2002 by 15% and 4%, respectively, compared with the prior year. The decline in medical overlay sales, which includes Geo-Matt® and convoluted foam products, is expected to continue as more customers seek to eliminate their use of single-patient overlays by purchasing therapeutic replacement mattresses instead. Management expects that total medical sales will increase during fiscal 2003.

     Sales in the custom products segment increased 18% during fiscal 2002 to $13.8 million from $11.7 million in fiscal 2001. All of the custom products sales growth came from the consumer product line, which grew by 29% to $11.0 million. The sales increase came from higher volumes of the Company’s Geo-Systems™ line of mattress overlays sold through our partnership with Louisville Bedding Company. Louisville Bedding, which distributes the Company’s consumer products under a marketing and distribution agreement, is a leading manufacturer and distributor of bedding products in North America. Industrial sales, which are part of the custom products business, declined in fiscal 2002 by 11% to $2.8 million because of the loss of two large customers in late fiscal 2001. Management believes that total custom products sales in fiscal 2003 will be higher than those of fiscal 2002.

Gross Profit

     The Company’s gross profit increased by 14% to $10.2 million during fiscal 2002 from $8.9 million in fiscal 2001. The increase in gross profit level was primarily the result of higher sales volume during the year. The gross profit margin percentage decreased slightly to 30.3% for fiscal year 2002 compared with 30.6% for fiscal 2001. The decrease in gross margin percentage was due to a less profitable product mix within the consumer product line related to a seasonal promotion of consumer overlays. The medical segment typically has a higher gross margin than the custom products segment because many of the Company’s medical products are patented and proprietary. Management expects the gross margin percentage during fiscal 2003 to be slightly lower than the gross margin percentage in fiscal 2002.

S G & A Expenses

     Sales and marketing expenses increased 17.3% to $5.9 million, or 17.6% of sales, in fiscal 2002 compared with $5.0 million, or 17.3% of sales, in fiscal 2001. The increase occurred primarily in the medical segment and was due to higher shipping costs, commissions, and mattress evaluation samples.

     On July 15, 2002, the Company acquired assets related to the Secure IV® product line from VADUS®, Inc., a privately owned designer and manufacturer of peripheral intravenous catheters. The assets consist primarily of patents and equipment related to the design, production, and sale of the Secure IV catheter. The purchase price of the assets was $340,000 plus a royalty to be paid on future sales of the product. The Secure IV has FDA 510(k) approval and is protected by 11 patents. Expenses related to the new product line in fiscal 2002 were $59,000, consisting mostly of design and development costs. We plan to begin manufacturing and marketing Secure IV in fiscal 2003. As a result of expenses related to the launch of the new product, we expect that total sales and marketing expenses in fiscal 2003 will be higher than 2002 levels. The Company considers safety catheters to be a separate reportable segment based on product type and distribution channels.

     Research and development expenses increased 25% to $346,000 in fiscal 2002 compared with $278,000 in fiscal 2001. The increase was primarily due to expenses associated with the Secure IV product line as discussed above. Management expects research and development expenses in fiscal 2003 to be greater than those of fiscal 2002 as a result of the continued development of the Secure IV product line.

     General and administrative expenses decreased 4% to $2.2 million in fiscal 2002. The decrease resulted mainly from

Span-America Medical Systems, Inc. • 2002 Annual Report

two factors: lower amortization expense and funds received from settlement of a patent infringement lawsuit. The settlement agreement requires the terms of the settlement to remain confidential. Amortization expense decreased by $182,000 mostly as a result of the Company’s adoption at the beginning of fiscal 2002 of Statement of Financial Accounting Standards (SFAS) No. 142, “Goodwill and Other Intangible Assets.” See Note 5 in the Notes to Financial Statements for more information on goodwill amortization expense. These reduced expenses were largely offset by increases in property and casualty insurance expense and incentive compensation. General and administrative expenses for 2003 are expected to be higher than 2002 levels.

Other

     Investment income decreased by 46% to $100,000 in fiscal 2002 compared with $185,000 in fiscal 2001. The decrease was the result of lower interest rates on the Company’s floating rate debt securities during fiscal 2002.

     Royalty income increased 33% to $607,000 in fiscal 2002 compared with $456,000 in fiscal 2001 as a result of higher sales volume of a shielded syringe product licensed to Becton & Dickinson(BD). The Company’s license agreement with BD is expected to expire in December 2005, and no further royalty income will be received after the expiration date.

     Other income for fiscal 2002 includes a one-time pretax gain of $84,000 ($55,000 or 2 cents a share after taxes) as a result of common stock received through the demutualization of Prudential Insurance Company. Management expects total non-operating income for fiscal 2003 to be lower than that of 2002 because of the one-time gain noted above.

     During fiscal 2002, the Company paid dividends of $303,400, or 18% of net income, for the year. This amount represented four quarterly dividends of $0.03 per share.

     The statements contained in “Results of Operations” and “Liquidity and Capital Resources” which are not historical facts are forward-looking statements that involve risks and uncertainties. Management wishes to caution the reader that these forward-looking statements, such as the Company’s expectations for future sales increases or expense changes compared with previous periods, are only predictions. Actual events or results may differ materially as a result of risks and uncertainties facing the Company, including (a) the loss of a major distributor of the Company’s medical or custom products, (b) the inability to achieve anticipated sales volumes of medical or custom products, (c) raw material cost increases, (d) changes in relationships with large customers, (e) the degree of success achieved in launching the newly acquired Secure IV catheter, (f) the impact of competitive products and pricing, (g) government reimbursement changes in the medical market, (h) FDA regulation of medical device manufacturing, and other risks referenced in the Company’s Securities and Exchange Commission filings. The Company disclaims any obligation to update any forward-looking statement whether as a result of new information, future events or otherwise.

RESULTS OF OPERATIONS FISCAL 2001 VS. 2000

Summary

     Net sales in fiscal 2001 rose 9% to $29.1 million compared with $26.6 million in fiscal 2000. The increase was the result of solid sales growth in the Company’s medical and custom products business segments. Medical sales grew by 12% to $17.4 million, and custom products sales increased by 6% to $11.7 million.

     Net income rose 30% in fiscal 2001 to $1.3 million, or $0.50 per diluted share, compared with $971,000, or $0.39 per diluted share, in fiscal 2000. The Company’s increased earnings were primarily due to higher sales volume, improved manufacturing efficiencies, and higher non-operating income.

Sales

     Sales in the Company’s medical segment rose 12% to $17.4 million in fiscal 2001 compared with $15.5 million the previous year. The strongest performers in the medical business were our lines of therapeutic replacement mattresses, including Geo-Mattress® and PressureGuard® products, which grew 29% in fiscal 2001. In addition, sales of seating products increased 6%, and sales of patient positioners increased 7% during the year. Sales of medical mattress overlays, including Geo-Matt® and convoluted foam pads, decreased 6% compared with the prior year. The decline in overlay sales is expected to continue as more customers seek to eliminate their use of single-patient overlays by purchasing therapeutic replacement mattresses instead. However, the increase in the Company’s mattress sales in fiscal 2001 more than offset the decline in overlay sales.

     Sales in the custom products segment increased 6% during fiscal 2001 to $11.7 million from $11.1 million in fiscal 2000. The sales increase came entirely from higher volumes of the Company’s consumer pillows and mattress overlays, which are sold through our partnership with Louisville Bedding Company. Sales of consumer pillows and overlays rose 18% during fiscal 2001 to $8.5 million. However, this increase

Span-America Medical Systems, Inc. • 2002 Annual Report

was partially offset by lower sales of industrial products, which declined by 18% during the year due to the loss of sales with two large customers and the slowing economy. Sales of industrial products tend to be sensitive to economic cycles and were soft throughout fiscal 2001.

Gross Profit

     The Company’s gross profit increased by 17% to $8.9 million during fiscal 2001 from $7.6 million in fiscal 2000. The gross profit margin percentage increased to 30.6% for fiscal year 2001 compared with 28.7% for fiscal 2000. The increase in gross profit level and gross margin percentage resulted from higher sales volume and a more profitable product mix as medical sales, which generally have a higher gross margin, grew faster than sales of custom products. The medical segment has a higher gross margin than the custom products segment mainly because many of the Company’s medical products are patented and proprietary. The gross margin was also aided by lower manufacturing overhead costs and good control of raw material costs.

S G & A Expenses

     Sales and marketing expenses increased 16.5% to $5.0 million, or 17.3% of sales, in fiscal 2001 compared with $4.3 million, or 16.2% of sales, in fiscal 2000. The increase occurred primarily in the medical segment and was due to higher shipping costs, commissions, and evaluation samples.

     Research and development expenses increased 90% to $278,000 in fiscal 2001 compared with $147,000 in fiscal 2000. The increase was primarily due to increased compensation expense. During fiscal 2001, the Company hired a vice president of R&D and engineering, a newly created position.

     General and administrative expenses increased 2% to $2.3 million in fiscal 2001. The slight increase was the result of an unrealized loss on the cash value of Company-owned life insurance policies. Income or loss on the cash value of these life insurance policies is recorded as a reduction or increase in administrative expense at the end of each quarter.

Other

     Investment income decreased by 10% to $185,000 in fiscal 2001 compared with $205,000 in fiscal 2000. The decrease was the result of lower interest rates on the Company’s floating rate debt securities during the majority of fiscal 2001.

     Royalty income and other increased 35% to $459,000 in fiscal 2001 compared with $340,000 in fiscal 2000 mainly as a result of higher sales volume of a shielded syringe product licensed to Becton & Dickinson(BD). The Company’s license agreement with BD is expected to expire in December 2005, and no further royalty income will be received after the expiration date.

     During fiscal 2001, the Company paid dividends of $301,300, or 24% of net income, for the year. This amount represented four quarterly dividends of $0.03 per share.

LIQUIDITY AND CAPITAL RESOURCES

     The Company generated cash from operations of approximately $1.5 million during fiscal 2002, representing a decline of $876,000 compared with cash flow of $2.4 million in fiscal 2001. The decline resulted primarily from an increase in accounts receivable balances, which was related to higher sales volume during the last two months of fiscal 2002.

     Working capital increased by $1.2 million, or 12%, to $11.1 million during fiscal 2002. The higher working capital was the result of increases in marketable securities and accounts receivable. The Company’s current ratio increased to 4.4 at September 28, 2002 from 4.2 at fiscal year end 2001.

     Accounts receivable, net of allowances, increased 24% to $4.9 million at the end of fiscal 2002 compared with $4.0 million at the end of fiscal 2001. The majority of the increase resulted from a seasonal promotion of consumer products which increased sales at the end of fiscal 2002 compared with the end of fiscal 2001. However, the days sales outstanding, calculated using a monthly average for accounts receivable over the entire year, improved to 47 days in 2002 compared with 53 days in 2001. All of the Company’s accounts receivable are unsecured.

     Inventory, net of reserves, declined 7% to $2.0 million at September 28, 2002 compared with $2.1 million at September 29, 2001. The decline represents normal monthly fluctuations in inventory levels. Management expects inventory levels in fiscal 2003 to be higher than those of fiscal 2002.

     Net property and equipment increased by 6% during fiscal 2002. The change resulted primarily from the combination of normal depreciation expense, equipment purchases of $559,000, and the addition of $60,000 in equipment related to the Secure IV product line. Management expects capital expenditures to be higher in fiscal 2003 than in 2002.

     The Company’s trade accounts payable increased by 4% in fiscal 2002 to $1.7 million due to normal monthly fluctuations in purchases which were primarily driven by higher sales volumes near the end of fiscal 2002. Accrued and sundry liabilities increased by 8% during the year to $1.6 million compared with $1.5 million last year. The increase was due to higher accruals for incentive compensation and medical insurance claims.

Span-America Medical Systems, Inc. • 2002 Annual Report

     Management believes that funds on hand and funds generated from operations are adequate to finance operations and expected capital requirements during fiscal 2003.

IMPACT OF INFLATION

     Inflation was not a significant factor for the Company during fiscal 2002. Higher inflation rates could impact the Company through higher raw material and labor costs. The Company’s profit margin could be adversely affected to the extent that we are unable to pass cost increases along to our customers due to competitive conditions. Management considers it likely that foam raw material costs will increase during fiscal 2003. We will attempt to recover cost increases by sales price increases and expense reductions. However, there can be no assurance that we will be able to offset potential raw material cost increases.

MARKET RISK

     The Company is exposed to market risk in two areas: short-term investments and cash value of life insurance. As of September 28, 2002, the Company had short-term investments of $5.9 million which were classified as available for sale. These short-term investments consist primarily of high quality and highly liquid corporate commercial paper and bonds known as “variable rate demand notes” or “low floaters.” The bonds are issued by municipalities or companies and are backed by letters of credit from federally insured banks. The bonds carry the credit rating of the underlying bank and are therefore highly rated. The interest rate on the bonds is a floating rate which is reset weekly by the re-marketing agent based on market rates for comparable securities. The bonds can be liquidated by the Company at any time with seven days notice. Using the level of securities available for sale at fiscal year end 2002, a 1% change in interest rates for one year would change after-tax earnings by approximately $59,000.

     In addition, the Company’s other assets at September 28, 2002 include $1.3 million in cash value of life insurance, which is subject to market risk related to equity pricing and interest rate changes. The cash value is generated from life insurance policies which are being used as the funding vehicle for a retirement program for the Company’s founder and former chairman. The cash value is invested either in a fixed income life insurance contract or in a portfolio of mutual funds managed by an insurance company. The fixed account options are similar to fixed income bond funds and are therefore subject to interest rate and company risk. The mutual fund portfolios invest in common stocks and bonds in accordance with their individual investment objectives. These portfolios are exposed to stock market and interest rate risk similar to comparable mutual funds. Management believes that substantial fluctuations in equity markets and interest rates and the resulting changes in cash value of life insurance would not have a material adverse effect on the financial position of the Company. During the fiscal year ended September 28, 2002, the Company’s cash value of life insurance declined by 3.6%, creating expense of approximately $49,000.

CRITICAL ACCOUNTING POLICIES

     This discussion and analysis of financial condition and results of operations is based on our financial statements which we prepare in conformity with accounting principles generally accepted in the United States of America. The preparation of our financial statements requires us to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues, and expenses. These estimates and assumptions are based on historical experience and on various other factors that we believe are reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. These estimates and assumptions also require the application of certain accounting policies, many of which require us to make estimates and assumptions about future events and their impact on amounts reported in our financial statements and related notes. We periodically review our accounting policies and estimates and make adjustments when facts and circumstances dictate.

     Actual results may differ from these estimates under different assumptions or conditions. Any differences may have a material impact on our financial condition and results of operations.

     In addition to the accounting policies which are more fully described in the Notes to the Financial Statements included in this report, we have identified the following critical accounting policies used in the preparation of our financial statements.

Allowance for Doubtful Accounts

     Credit evaluations are undertaken to set credit limits for all customers. On a quarterly basis, we evaluate aged items in the accounts receivable aging and provide adequate reserves for doubtful accounts. Customer economic conditions may change and increase the risk of collectibility and may require

Span-America Medical Systems, Inc. • 2002 Annual Report

additional provisions which would negatively impact our operating results. As of September 28, 2002, our provision for doubtful accounts represented approximately 4% of total accounts receivable.

Inventories

     We regularly review inventory quantities on hand and adjust for excess and obsolete inventory based primarily on historical usage rates and our estimated forecast of product demand and production. Actual demand may differ from our estimate, in which case we may have understated or overstated the provision required for obsolete and excess inventory, which would have an impact on our operating results. As of September 28, 2002, our provision for excess and obsolete inventory represented approximately 3% of total inventories.

Warranty Obligations

     We warrant certain of our products for a specific period of time against material defects. We provide for the estimated future costs of warranty obligations in costs of goods sold when the related revenue is recognized. The accrued warranty costs represent our best estimate at the time of sale of the total costs that we will incur to repair or replace product parts, which fail while under warranty. The amount of accrued estimated warranty costs is primarily based on historical experience as to product failure as well as current information on repair costs. Actual warranty costs could differ from the estimated amounts. On a quarterly basis, we review the accrued balances and update the historical warranty cost trends. If we were required to accrue additional warranty cost in the future, it would negatively affect operating results.

Impairment of Goodwill

     We adopted SFAS No. 142 during the first quarter of fiscal year 2002. This statement requires us to make an initial assessment within the first six months of adoption and then annually thereafter as to the carrying value of goodwill. During the first and fourth quarters of fiscal year 2002, we determined that the fair value of the reporting units, which are the industry segments as described in Note 17 “Operations and Industry Segments” of the Notes to the Financial Statements, exceeded the carrying value and thus did not need to record an impairment charge. We will continue to make assessments of impairment on an annual basis in the fourth quarter of our fiscal years or more frequently if certain indicators arise. In assessing the value of goodwill, we must make assumptions regarding estimated future cash flows and other factors to determine the fair value of the reporting units. If these estimates or their related assumptions change in the future, we may be required to record impairment charges which would negatively impact operating results. As of September 28, 2002, the carrying value of goodwill was $1.9 million.

Present Value of Deferred Compensation

     The Company is obligated to make fixed payments under a retirement agreement over the remaining life of its founder as discussed in Note 10 “Deferred Compensation” of the Notes to the Financial Statements. The Company has fully accrued the present value of the expected payments due over the executive’s estimated life expectancy. In calculating this present value the Company has used a discount rate of 8%, which approximates the expected long-term rate of return on the assets funding the retirement plan. If actual returns differ significantly from expected results, the Company could be required to reduce the discount rate, which would increase the deferred compensation liability and create additional deferred compensation expense. As of September 28, 2002, the Company has recorded a deferred compensation liability of $1.1 million, including current and deferred portions.

Span-America Medical Systems, Inc. • 2002 Annual Report

Balance Sheets

	September 28,	September 29,
	2002	2001

ASSETS
Current assets:
Cash and cash equivalents	$1,095,299	$1,074,391
Securities available for sale (Note 2)	5,853,717	5,477,219
Accounts receivable, net of allowances of $381,000 (2002) and $366,000 (2001)	4,926,879	3,987,731
Inventories (Note 3)	1,958,388	2,103,162
Prepaid expenses and deferred income taxes	496,238	299,489

Total current assets	14,330,521	12,941,992
Property and equipment, net (Note 4)	3,631,867	3,425,249
Goodwill, net of accumulated amortization of $1,027,765 (2002 and 2001) (Note 5)	1,924,131	1,924,131
Other assets (Note 6)	2,019,334	1,894,019

	$21,905,853	$20,185,391

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$1,702,989	$1,640,195
Accrued and sundry liabilities (Note 8)	1,569,899	1,458,178

Total current liabilities	3,272,888	3,098,373
Deferred income taxes (Note 12)	282,000	176,000
Deferred compensation (Note 10)	957,299	983,125
Commitments and contingencies (Note 19)
Shareholders’ equity (Notes 11 and 13) Common stock, no par value, 20,000,000 shares authorized; issued and outstanding shares 2,538,870 (2002) and 2,517,400 (2001)	196,340	91,725
Additional paid-in capital	8,527	1,708
Retained earnings	17,188,799	15,834,460

Total shareholders’ equity	17,393,666	15,927,893

	$21,905,853	$20,185,391

See accompanying notes.

Span-America Medical Systems, Inc. • 2002 Annual Report

Statements of Income

	Years Ended

	September 28,	September 29,	September 30,
	2002	2001	2000

Net sales	$33,535,640	$29,074,958	$26,568,424
Cost of goods sold	23,360,403	20,165,299	18,947,044

Gross profit	10,175,237	8,909,659	7,621,380
Selling and marketing expenses	5,895,730	5,028,077	4,314,396
Research and development expenses	346,140	277,755	146,528
General and administrative expenses	2,216,275	2,307,326	2,257,959

	8,458,145	7,613,158	6,718,883
Operating income	1,717,092	1,296,501	902,497
Non-operating income:
Investment income	99,489	184,909	204,820
Royalty income	606,846	456,429	340,221
Other	89,305	2,347	–

	795,640	643,685	545,041
Income before income taxes	2,512,732	1,940,186	1,447,538
Provision for income taxes (Note 12)	855,000	680,000	477,000

Net income	$1,657,732	$1,260,186	$970,538

Earnings per share of common stock (Note 13)
Net income:
Basic	$0.66	$0.50	$0.39
Diluted	$0.64	$0.50	$0.39
Dividends per share of common stock	$0.12	$0.12	$0.11
Weighted average shares outstanding:
Basic	2,527,416	2,510,427	2,501,224
Diluted	2,600,604	2,532,539	2,502,278

See accompanying notes.

Span-America Medical Systems, Inc. • 2002 Annual Report

Statements of Shareholders’ Equity

			Additional
	Common Stock		Paid-in	Retained
	Shares	Amount	Capital	Earnings	Total

Balance at October 2, 1999	2,495,400	$–	$–	$14,180,217	$14,180,217

Net income for the 2000 fiscal year				970,538	970,538
Common stock issued to Directors	8,000	28,000			28,000
Cash dividends paid or declared ($0.11 per share)				(275,174)	(275,174)

Balance at September 30, 2000	2,503,400	28,000	–	14,875,581	14,903,581

Net income for the 2001 fiscal year				1,260,186	1,260,186
Common stock issued to Directors	8,000	40,000			40,000
Common stock issued on exercise of stock options	6,000	23,725			23,725
Tax benefits for stock options exercised			1,708		1,708
Cash dividends paid or declared ($0.12 per share)				(301,307)	(301,307)

Balance at September 29, 2001	2,517,400	91,725	1,708	15,834,460	15,927,893

Net income for the 2002 fiscal year				1,657,732	1,657,732
Common stock issued to Directors	8,000	47,600			47,600
Common stock issued on exercise of stock options	13,470	57,015			57,015
Tax benefits for stock options exercised			6,819		6,819
Cash dividends paid or declared ($0.12 per share)				(303,393)	(303,393)

Balance at September 28, 2002	2,538,870	$196,340	$8,527	$17,188,799	$17,393,666

See accompanying notes.

Span-America Medical Systems, Inc. • 2002 Annual Report

Statements of Cash Flows

	Years Ended

	September 28,	September 29,	September 30,
	2002	2001	2000

OPERATING ACTIVITIES:
Net income	$1,657,732	$1,260,186	$970,538
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	411,898	382,010	472,929
Amortization	75,568	257,546	255,637
Income from insurance demutualization	(83,636)
Provision for losses on accounts receivable	62,293	44,202	141,516
Provision for deferred income taxes	62,819	76,708	(140,000)
Gains on sale and disposal of property and equipment			(24,627)
Decrease (increase) in cash value of life insurance	48,648	73,432	(94,659)
Deferred compensation	(25,826)	(23,913)	(22,142)
Changes in operating assets and liabilities:
Accounts receivable	(994,304)	270,204	(952,058)
Inventory	144,774	(36,680)	119,954
Prepaid expenses and other assets	(48,285)	42,194	(46,846)
Accounts payable and accrued expenses	174,515	16,144	803,034

Net cash provided by operating activities	1,486,196	2,362,033	1,483,276
INVESTING ACTIVITIES:
Purchase of Secure IV assets	(339,524)
Purchases of marketable securities	(2,400,000)	(1,510,000)	(1,310,000)
Proceeds from sales of marketable securities	2,100,000	425,000	85,000
Purchases of property and equipment	(558,516)	(461,059)	(412,697)
Proceeds from sale of property and equipment			29,200
Payments for other assets	(20,870)	(51,664)	(41,528)

Net cash used for investing activities	(1,218,910)	(1,597,723)	(1,650,025)
FINANCING ACTIVITIES:
Dividends paid	(303,393)	(301,307)	(275,174)
Common stock issued upon exercise of options	57,015	23,725

Net cash used for financing activities	(246,378)	(277,582)	(275,174)

Increase (decrease) in cash and cash equivalents	20,908	486,728	(441,923)
Cash and cash equivalents at beginning of year	1,074,391	587,663	1,029,586

Cash and cash equivalents at end of year	$1,095,299	$1,074,391	$587,663

See accompanying notes.

Span-America Medical Systems, Inc. • 2002 Annual Report

Notes to Financial Statements

1. SIGNIFICANT ACCOUNTING POLICIES

Description of Business

     The Company manufactures and distributes replacement mattresses, mattress overlays, patient positioners and seating cushions for the medical market and pillows, mattress pads and various foam products for the custom products market throughout the United States and Canada.

Cash and Cash Equivalents

     The Company considers all cash equivalents to be highly liquid investments with a maturity when purchased of three months or less. The Company maintains a centralized cash management program whereby its excess cash balances are invested in commercial paper and are considered cash equivalents. Cash balances in the Company’s accounts usually exceed federally insured limits.

Accounts Receivable

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

Property and Equipment

     Property and equipment are stated at cost. Maintenance, repairs, and minor replacements that do not improve or extend the useful lives of assets are expensed when incurred. Depreciation is computed using the straight-line method. Estimated useful lives for buildings and land improvements range from 15 to 35 years. The estimated useful lives of all other property and equipment range from 3 years to 15 years. For income tax purposes, principally all depreciation is computed using accelerated methods.

Intangibles

     Intangible assets are amortized using the straight-line method. Costs of patents are amortized over periods ranging from 10 to 17 years, and trademarks are amortized over periods of 5 or 10 years. Costs in excess of the fair value of net assets acquired (goodwill) from two separate acquisitions are accounted for under Statement of Financial Accounting Standards (SFAS) No. 142, “Goodwill and Other Intangible Assets.” See Note 5. Accumulated amortization of intangible assets at September 28, 2002 and September 29, 2001 was approximately $2,115,000 and $2,039,000, respectively. The Company continually reviews the recoverability of the carrying value of these assets in accordance with SFAS No. 121 “Accounting for the Impairment of Long-Lived Assets and LongLived Assets to Be Disposed Of.” The Company also reviews long-lived assets and the related intangible assets for impairment whenever events or changes in circumstances indicate the carrying amount of such assets may not be recoverable.

Revenue Recognition

     Revenue is recognized by the Company when goods are shipped and title passes to the customer. There are no customer acceptance provisions, and the right to return exists only in cases of damaged product or non-compliance with customer specifications.

     The Company has applied the accounting and disclosure requirements of Securities and Exchange Commission Staff Accounting Bulletin (SAB) No. 101.

Advertising Costs

     Advertising costs are expensed as incurred.

Fair Value of Financial Instruments

     The carrying amounts reported in the balance sheet for cash and cash equivalents, securities available for sale, accounts receivable, cash value of life insurance, accounts payable, and debt approximate their fair values. The fair values of the Company’s securities available for sale are based on quoted market prices when available, or quoted market prices of financial instruments with similar characteristics.

Earnings Per Share of Common Stock

     Earnings per share of common stock are computed based on the weighted average number of shares outstanding during each period in accordance with SFAS No. 128, “Earnings Per Share.”

Fiscal Year

     The Company’s fiscal year ends on the Saturday nearest to September 30. The 2002, 2001, and 2000 fiscal years were all 52-week years.

Income Taxes

     In accordance with SFAS No. 109, “Accounting for Income Taxes,” the liability method is used in accounting for income taxes. Under this method, deferred tax assets and liabilities are determined based on differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse.

Use of Estimates

     The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the financial

Span-America Medical Systems, Inc. • 2002 Annual Report

1. SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

statements and accompanying notes. Although these estimates are based on management’s knowledge of current events and actions planned for the future, the estimates may ultimately differ from actual results.

Recent Pronouncements

     The Financial Accounting Standards Board (FASB) has issued SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets”, which addresses financial accounting and reporting for the impairment or disposal of longlived assets. The provisions of the statement are effective for financial statements issued for fiscal years beginning after December 15, 2001. The Company will adopt the provisions of this statement as of September 29, 2002. Adoption of SFAS No. 144 is not expected to have a material impact on the Company’s financial position or results of operations.

     Additional standards that have been issued or proposed by the FASB do not require adoption until a future date and are not expected to have a material impact on the company’s financial statements upon adoption.

Reclassifications

     Certain prior year amounts have been reclassified to conform with the current year presentation in the accompanying financial statements.

2. SECURITIES AVAILABLE FOR SALE

     Securities available for sale are carried at aggregate cost which approximates market. The Company had no unrealized holding gains or losses during fiscal years 2002, 2001, or 2000.

     Securities available for sale at September 28, 2002 and September 29, 2001, consist of variable rate demand notes.

3. INVENTORIES

     The components of inventories are as follows:

	2002	2001

Raw materials	$1,287,831	$1,509,159
Finished goods	670,557	594,003

	$1,958,388	$2,103,162

4. PROPERTY AND EQUIPMENT

     Property and equipment, at cost, is summarized by major classification as follows:

	2002	2001

Land	$317,343	$317,343
Land improvements	246,172	246,172
Buildings	3,727,761	3,727,761
Machinery and equipment	6,125,240	5,992,434
Furniture and fixtures	539,386	533,601
Automobiles	9,520	9,520
Leasehold improvements	11,345	11,345

	10,976,767	10,838,176
Less accumulated depreciation	7,344,900	7,412,927

	$3,631,867	$3,425,249

5. GOODWILL AND OTHER INTANGIBLES

     On September 30, 2001, the Company adopted SFAS No. 142 “Goodwill and Other Intangible Assets” (SFAS No. 142). As of September 28, 2002, the Company had goodwill (net of accumulated amortization) of $1,924,131 and patents and trademarks (net of accumulated amortization) of $579,053. These assets are part of the medical segment. The Company has reassessed the useful lives of goodwill and patents and trademarks. Goodwill was determined to have an indefinite useful life. Amortization of goodwill ceased on September 29, 2001. The useful lives of individual patents and trademarks were reviewed and no material changes were required. No impairment losses were recorded on the Company’s intangible assets as a result of the adoption of SFAS No. 142 based on the goodwill impairment test.

     The table at the top of the next page reconciles the Company’s reported net income and earnings per share with pro forma balances from previous periods adjusted to exclude goodwill amortization expense, which is no longer recorded under SFAS No. 142.

Span-America Medical Systems, Inc. • 2002 Annual Report

5. GOODWILL AND OTHER INTANGIBLES (CONTINUED)

	2002	2001	2000

Reported net income	$1,657,732	$1,260,186	$970,538
Add back: Goodwill amortization after-tax	–	123,744	123,744

Adjusted net income	$1,657,732	$1,383,930	$1,094,282

Basic earnings per share:
Reported net income	$0.66	$0.50	$0.39
Goodwill amortization after-tax	–	0.05	0.05

Adjusted net income	$0.66	$0.55	$0.44

Diluted earnings per share:
Reported net income	$0.64	$0.50	$0.39
Goodwill amortization after-tax	–	0.05	0.05

Adjusted net income	$0.64	$0.55	$0.44

6. OTHER ASSETS

     Other assets consist of the following:

	2002	2001

Patents, net of accumulated amortization of $1,087,128 (2002) and $1,011,560 (2001)	$579,053	$354,226
Cash value of life insurance policies	1,320,206	1,368,854
Other	120,075	170,939

	$2,019,334	$1,894,019

7. ACQUISITION OF SECURE IV ASSETS

     On July 15, 2002, the Company purchased the assets related to the Secure IV™ product line of VADUS®, Inc., a privately owned designer and manufacturer of peripheral intravenous catheters. The Secure IV product line assets consist primarily of patents and equipment related to the design, production, and sale of the Secure IV catheter. The purchase price was approximately $340,000 plus a royalty to be paid on future sales of the product. The purchase price was allocated $60,000 to equipment and $280,000 to patents and will be depreciated or amortized over the remaining useful lives of the assets which are 5 and 10 years, respectively.

8. ACCRUED AND SUNDRY LIABILITIES

	2002	2001

Salaries and other compensation	$1,025,049	$749,545
Federal and state income taxes	910	218,949
Payroll taxes accrued and withheld	109,891	100,260
Property taxes	112,500	118,800
Medical insurance	96,728	24,830
Warranty reserve	138,107	150,500
Customer deposits	66,073	74,789
Other	20,641	20,505

	$1,569,899	$1,458,178

9. BORROWINGS

     The Company paid no interest expense in fiscal years 2002, 2001, or 2000.

10. DEFERRED COMPENSATION

     The Company is obligated to make fixed payments of approximately $114,000 per year under a retirement agreement to its founder and former chief executive officer over his remaining life. The Company has fully accrued the present value of the expected payments due over the executive’s estimated life expectancy. The Company recognized expenses of approximately $88,000 in 2002, $90,000 in 2001, and $91,000 in 2000 related to this agreement. An 8% discount rate was used in measuring the present value of the Company’s deferred compensation obligation.

11. SHAREHOLDERS’ EQUITY

     In March 1997, the Board adopted the 1997 Stock Option Plan (“1997 Plan”). The 1997 Plan authorized the Board to grant options to key officers and employees of the Company for up to 200,000 shares of the Company’s common stock. Options granted under the 1997 Plan are generally granted at the fair market value on the date of grant. These options become exercisable and vested at the greater of 1,000 shares per year or 20% of the grant. Vested options expire 10 years from the date of grant for continuing employees, or three months after termination for employees who leave the Company.

     In November 1991, the Board adopted the 1991 Stock Option Plan (“1991 Plan”). The 1991 Plan authorized the Board to grant options of up to 200,000 shares of the Company’s common stock to officers and key employees and 50,000 shares to directors who are neither officers nor employees of the Company. All other terms and conditions of the 1991 Plan are similar to the 1997 Plan. The 1991 Plan was terminated on November 7, 2001. The termination does not affect options outstanding under the plan, but no further options can be granted under the 1991 Plan.

     In March 1987, the Board of Directors adopted the 1987 Stock Option Plan (“1987 Plan”). The 1987 Plan authorized the Board to grant options of up to 200,000 shares of the Company’s common stock to officers and key employees of

Span-America Medical Systems, Inc. • 2002 Annual Report

11. SHAREHOLDERS’ EQUITY (CONTINUED)

the Company. All other terms and conditions of the 1987 Plan are similar to the 1997 Plan. The 1987 Plan was terminated on March 31, 1997. The termination does not affect options outstanding under the plan, but no further options can be granted under the 1987 Plan.

     A summary of activity under the Company’s three stock option plans is as follows:

		Outstanding		Exercisable

			Weighted		Weighted
			Average		Average
	Shares	Number of	Ex. Price	Number of	Ex. Price
	Available	Shares	Per Share	Shares	Per Share

Balance at 10/2/99	253,200	228,800	$5.05	119,800	$5.30
Fiscal Year 2000
Granted	(37,000)	37,000	3.55
Exercised
Forfeited	35,800	(35,800)	4.83
Forfeitures terminated	(12,200)		3.80

Balance at 9/30/00	239,800	230,000	4.85	139,800	5.14
Fiscal Year 2001
Granted	(63,250)	63,250	5.29
Exercised		(6,000)	3.95
Forfeited	22,500	(22,500)	5.73
Forfeitures terminated	(8,500)		4.00

Balance at 9/29/01	190,550	264,750	4.95	169,250	5.16
Fiscal Year 2002
Granted	(23,000)	23,000	5.55
Exercised		(11,250)	4.35
Forfeited	3,500	(3,500)	6.67
Forfeitures terminated	(3,500)		6.67
Plan terminated	(45,600)		n/a

Balance at 9/28/02	121,950	273,000	$5.01	239,400	$4.99

     A summary of stock options outstanding and exercisable at fiscal year end 2002 is shown below.

	Outstanding			Exercisable

		Weighted	Wtd. Avg.		Weighted
		Average	Remaining		Average
	Number of	Ex. Price	Contract	Number of	Ex. Price
Ranges of Exercise Prices	Shares	Per Share	Life (yrs)	Shares	Per Share

$ 3.55 – $ 4.91	130,500	$4.10	5.4	118,500	$4.06
5.00 – 5.55	109,500	5.42	6.1	87,900	5.41
7.09 – 8.38	33,000	7.21	4.9	33,000	7.21

$ 3.55 – $ 8.38	273,000	$5.01	5.6	239,400	$4.99

     The Board of Directors adopted a stock purchase incentive plan in February 2000. The 2000 Stock Purchase Plan was created to encourage management employees of the Company to purchase and hold the Company’s common stock. Plan benefits are paid in shares of the Company’s common stock. Benefits earned and accrued under the plan were $8,217 in 2002, $5,626 in 2001, and $4,595 in 2000. The Company issued stock valued at $8,097 in 2002, leaving a vested balance of $10,341 at September 28, 2002.

     In March 1997 the Board of Directors approved the 1997 Long-Term Incentive Stock Option Plan for certain executives of the Company based on achievement of specified financial goals by fiscal year end 1999. As of September 28, 2002, the Company has accrued compensation expense of $24,000 related to this plan.

     The Company accounts for and will continue to account for stock options under Accounting Principles Board Opinion 25, “Accounting for Stock Issued to Employees.” Accordingly, no compensation expense has been charged to operations. Had compensation expense for the plans been determined based on the fair value at the grant dates for awards under the plans consistent with the accounting method available under

Span-America Medical Systems, Inc. • 2002 Annual Report

11. SHAREHOLDERS’ EQUITY (CONTINUED)

SFAS No. 123 “Accounting for Stock Based Compensation,” the Company’s net income and net income per common share would have been reduced to the pro forma amounts indicated below:

	2002	2001	2000

Net income
As reported	$1,657,732	$1,260,186	$970,538
Pro forma	$1,569,892	$1,204,584	$914,610
Basic net income per common share
As reported	$0.66	$0.50	$0.39
Pro forma	$0.62	$0.48	$0.37
Diluted net income per common share
As reported	$0.64	$0.50	$0.39
Pro forma	$0.60	$0.48	$0.37

     The fair value of each option grant is estimated on the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions for grants made in 2002, 2001 and 2000, respectively: risk-free interest rates of 3.45%, 4.0% and 5.75%; dividend yields of 1.7%, 2.0% and 2.5%; volatility factors of the expected market price of the Company’s common stock of .407, .424 and .406; and a weighted average expected life of the option of eight years for 2002 and 2001, and five years for 2000.

12. INCOME TAXES

     Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company’s deferred tax liabilities and assets as of September 28, 2002 and September 29, 2001 are as follows:

	2002	2001

Deferred tax liabilities:
Depreciation	$656,000	$595,000
Other	105,000	72,000

Total deferred tax liabilities	761,000	667,000
Deferred tax assets:
Deferred compensation	346,000	376,000
Accrued expenses	249,000	154,000
Intangible assets	28,000	43,000
Other	81,000	93,000

Total deferred tax assets	704,000	666,000

Net deferred tax liabilities	$57,000	$1,000

     The Company made income tax payments, net of refunds, of approximately $962,000, $491,000, and $488,000 in fiscal years 2002, 2001, and 2000, respectively.

12. INCOME TAXES (CONTINUED)

     Federal and state income tax provisions consist of the following:

	2002	2001	2000

Current:
Federal	$720,000	$530,000	$547,000
State	76,000	75,000	70,000

	796,000	605,000	617,000
Deferred:
Federal	54,000	63,000	(127,000)
State	5,000	12,000	(13,000)

	59,000	75,000	(140,000)

Income tax expense	$855,000	$680,000	$477,000

     Income tax expense differs from the amounts computed by applying the federal tax rate to income before income taxes as follows:

	2002	2001	2000

Computed tax at the statutory rate	$852,000	$660,000	$492,000
Increases (decreases):
State income taxes, net of federal tax benefit	54,000	58,000	38,000
Tax-exempt investment income	(31,000)	(55,000)	(55,000)
Other, net	(20,000)	17,000	2,000

Income tax expense	$855,000	$680,000	$477,000

Span-America Medical Systems, Inc. • 2002 Annual Report

13. EARNINGS PER SHARE OF COMMON STOCK

     The following table sets forth the computation of basic and diluted earnings per share of common stock in accordance with SFAS No. 128, “Earnings Per Share.”

	2002	2001	2000

Numerator for basic and diluted earnings per share:
Net income	$1,657,732	$1,260,186	$970,538

Denominator:
Denominator for basic earnings per share:
Weighted average shares	2,527,416	2,510,427	2,501,224
Effect of dilutive securities:
Employee and board stock options	73,188	22,112	1,054

Denominator for diluted earnings per share:
Adjusted weighted average shares and assumed conversions	2,600,604	2,532,539	2,502,278

Net income per share:
Basic	$0.66	$0.50	$0.39
Diluted	$0.64	$0.50	$0.39

14. EMPLOYEE BENEFITS AND INCENTIVE PLANS

     The Company has an employee savings and investment plan (401(k) plan) available to the Company’s employees meeting eligibility requirements. The Company matches a percentage of the employee contributions, with certain limitations. Contributions by the Company amounted to approximately $118,000, $106,000, and $96,000, for the 2002, 2001, and 2000 fiscal years, respectively.

15. RELATED-PARTY TRANSACTIONS

     The Company paid approximately $72,000 in 2002, $37,000 in 2001, and $40,000 in 2000 in legal fees to a firm having a member who is also a director of the Company.

16. MAJOR CUSTOMERS

     The Company has a business relationship with a customer to distribute certain of its medical products to hospitals and other treatment facilities throughout the United States. Sales generated by this customer amounted to approximately 11% of total net sales in 2002, 13% in 2001, and 14% in 2000.

     The Company has a business relationship with another customer to distribute certain of its consumer products. Sales to this customer amounted to 32% of total net sales in 2002, 26% in 2001, and 24% in 2000.

     See Note 17 for further information about sales to major customers.

17. OPERATIONS AND INDUSTRY SEGMENTS

     The Company reports on three segments of business: medical, custom products, and safety catheters. However, the safety catheters segment had no sales during fiscal 2002 because the Secure IV product line is still in the development phase. See Note 7. This industry segment information corresponds to the markets in the United States for which the Company manufactures and distributes its polyurethane foam, packaging, and other products and therefore complies with the requirements of SFAS No. 131, “Disclosures about Segments of an Enterprise and Related Information.”

     Total sales by industry segment include sales from unaffiliated customers, as reported in the Company’s statements of income. In calculating operating profit, non-allocable general corporate expenses, interest expense, other income, and income taxes are not included, but certain corporate operating expenses incurred for the benefit of all segments are included on an allocated basis.

     Identifiable assets are those assets that are used in the operations of each segment on an allocated basis. Amounts shown for corporate assets consist primarily of cash, marketable securities, and cash surrender value of life insurance.

     The Company has several customers whose sales represent significant portions of sales in their respective business segments. In the medical segment, sales to one of these customers represented 19% of net medical sales in 2002, 22% in 2001, and 23% in 2000. In the custom products segment, sales to one customer accounted for 77% of net custom products sales in 2002, 68% in 2001, and 58% in 2000.

Span-America Medical Systems, Inc. • 2002 Annual Report

17. OPERATIONS AND INDUSTRY SEGMENTS (CONTINUED)

     The following table summarizes certain information on industry segments:

	2002	2001	2000

Net Sales:
Medical	$19,707,865	$17,393,487	$15,510,093
Custom products	13,827,775	11,681,471	11,058,331
Safety catheters	–

Total	$33,535,640	$29,074,958	$26,568,424

Operating profit (loss):
Medical	$2,418,085	$1,693,483	$1,364,709
Custom products	645	184,890	(53,536)
Safety Catheters	(58,954)

Total	2,359,776	1,878,373	1,311,173
Corporate expense	(642,684)	(581,872)	(408,676)
Other income	795,640	643,685	545,041

Income before income taxes	$2,512,732	$1,940,186	$1,447,538

Identifiable assets:
Medical	$8,977,161	$8,102,371	$8,260,776
Custom products	4,287,781	4,099,220	4,385,033
Safety catheters	332,865
Corporate	8,308,046	7,983,800	6,515,039

	$21,905,853	$20,185,391	$19,160,848

Depreciation and amortization expenses:
Medical	$266,995	$436,169	$470,590
Custom products	212,930	202,612	257,436
Safety catheters	6,659
Corporate	882	775	540

	$487,466	$639,556	$728,566

Capital expenditures:
Medical	$326,313	$304,410	$234,567
Custom products	232,203	156,649	178,130
Safety catheters	–

	$558,516	$461,059	$412,697

18. OPERATING LEASES

     The Company leases truck equipment in South Carolina and manufacturing facilities in California. Both of the leases require the Company to pay insurance and maintenance costs.

     Rental expense for all operating leases was $255,000 in 2002, $235,000 in 2001, and $205,000 in 2000.

     Future minimum lease payments under noncancelable operating leases with initial terms of one year or more at September 28, 2002 were $248,000 for the 2003 fiscal year and $63,000 for the 2004 fiscal year.

19. COMMITMENTS AND CONTINGENCIES

     The Company is committed to purchases of $500,000 of Selan® skin care products per calendar year through 2005. For the fiscal years ended September 28, 2002 and September 29, 2001, purchases under this commitment were $730,000 and $497,000, respectively.

     From time to time the Company is a defendant in legal actions involving claims arising in the normal course of business. The Company believes that, as a result of legal defenses and insurance arrangements, none of these actions should have a material adverse effect on its operations or financial condition.

Span-America Medical Systems, Inc. • 2002 Annual Report

Report of Elliott Davis, LLC — Independent Auditors

Shareholders and Board of Directors
Span-America Medical Systems, Inc.
Greenville, South Carolina

     We have audited the accompanying balance sheets of Span-America Medical Systems, Inc. as of September 28, 2002 and September 29, 2001 and the related statements of income, shareholders’ equity, and cash flows for each of the years in the three- year period ended September 28, 2002. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Span-America Medical Systems, Inc., as of September 28, 2002 and September 29, 2001 and the results of its operations and its cash flows for each of the years in the three-year period ended September 28, 2002 in conformity with accounting principles generally accepted in the United States of America.

Greenville, South Carolina
October 28, 2002

Directors and Officers	Corporate Data

DIRECTORS	CORPORATE OFFICE
Span-America Medical Systems, Inc.
Thomas D. Henrion	70 Commerce Center
Chairman of the Board	Greenville, South Carolina 29615
Span-America Medical Systems, Inc.	(864) 288-8877

President
Silver Thread Farms, LLC	Mailing Address:
La Grange, Kentucky	P.O. Box 5231
Greenville, South Carolina 29606-5231
James D. Ferguson
President and Chief Executive Officer	Web Site:
Span-America Medical Systems, Inc.	www.spanamerica.com
Greenville, South Carolina

B. Kenneth Bolt	GENERAL COUNSEL
President	Wyche, Burgess, Freeman & Parham, P.A.
Banyan Retirement Services, Inc.	P.O. Box 728
Greenville, South Carolina	Greenville, South Carolina 29602-0728

Richard C. Coggins	AUDITORS
Chief Financial Officer, Treasurer and Secretary	Elliott Davis, LLC
Span-America Medical Systems, Inc.	P.O. Box 6286
Greenville, South Carolina	Greenville, South Carolina 29606-6286

Robert H. Dick
President	STOCK INFORMATION
R.H. Dick & Company, Inc. Palm Beach, Florida	The common stock of Span-America Medical Systems, Inc. trades on The Nasdaq Stock Market® under the symbol SPAN.

Thomas F. Grady, Jr.
Retired Vice President
International Paper
Montvale, New Jersey

Douglas E. Kennemore, M.D.
Retired Neurosurgeon
Greenville, South Carolina

J. Ernest Lathem, M.D.
Retired Urological Surgeon
Greenville, South Carolina	SHAREHOLDER INQUIRIES AND
AVAILABILITY OF FORM 10-K REPORT
A copy of the Company’s Annual Report on Form 10-K for the year ended September 28, 2002 is available without charge to shareholders upon written request from the following:

Secretary
Span-America Medical Systems, Inc.
P.O. Box 5231
Greenville, South Carolina 29606-5231

James M. Shoemaker, Jr.	STOCK TRANSFER AGENT
Member	American Stock Transfer & Trust Company
Wyche, Burgess, Freeman & Parham, P.A	59 Maiden Lane
Greenville, South Carolina	Plaza Level
New York, New York 10038
OFFICERS	(877) 777-0800 or (800) 937-5449

James D. Ferguson President and Chief Executive Officer Robert E. Ackley	Inquiries regarding stock transfers, lost certificates, or address changes should be directed to the Stock Transfer Agent at the address above.
Vice President – Custom Products

Richard C. Coggins
Chief Financial Officer, Treasurer and Secretary

James R. O’Reagan
Vice President – R & D and Engineering

Clyde A. Shew
Vice President – Medical Sales and Marketing

SPAN America
Innovative Solutions
SPAN-AMERICA
MEDICAL SYSTEMS, INC.

SPAN-AMERICA MEDICAL SYSTEMS, INC.

70 Commerce Center
Greenville, South Carolina 29615
Telephone (864) 288-8877 · Fax (864) 288-8692
www.spanamerica.com