Form 10-K, Exhibit 13
period 2004-10-02
SPAN AMERICA MEDICAL SYSTEMS INC
filed 2005-01-03
CIK 718924

About the Company

Span-America manufactures and markets a comprehensive selection of pressure management products for the medical market, including Geo-Matt®, PressureGuard®, Geo-Mattress®, Span+Aids®, Isch-Dish®, and Selan® products. The Company also supplies custom foam and packaging products to the consumer and industrial markets. Span-America's stock is traded on The NASDAQ Stock Market's National Market under the symbol “SPAN.”

Table of Contents

Letter to Shareholders	2
Selected Financial Information	8
Quarterly Financial Data	9
Management's Discussion and Financial Analysis	10
Statements of Income	17
Balance Sheets	18
Statements of Cash Flows	19
Statements of Shareholders' Equity	20
Notes to Financial Statements	21
Report of Elliott Davis, LLC, Independent Registered Public Accounting Firm	31
Directors and Officers	32
Corporate Data	IBC

Financial Summary
(Amounts in thousands, except per share and percent data)

	2004	2003	% Change

Net sales	$49,929	$41,575	20%
Gross profit	12,691	11,134	14%
Percent of net sales	25.4%	26.8%
Operating income	2,308	1,440	60%
Percent of net sales	4.6%	3.5%
Net income	1,985	1,399	42%
Percent of net sales	4.0%	3.4%
Earnings per share:
Basic	0.77	0.55	40%
Diluted	0.73	0.53	38%

Cash and securities	6,381	5,955	7%
Current assets	16,443	15,029	9%
Total assets	26,915	23,991	12%
Current liabilities	4,820	4,215	14%
Shareholders' equity	20,419	18,525	10%
Return on average shareholders’ equity	10.2%	7.8%
Number of shares outstanding at fiscal year end	2,592	2,552	2%
Book value per share	7.88	7.26	9%

To o u r S H A R E H O L D E R S ,

C U S T O M E R S , a n d E M P L O Y E E S

Span-America enjoyed an excellent year of progress in fiscal 2004. Our sales grew by 20% to a record $49.9 million. Net income was up 42% to $1.98 million, just short of a record, and earnings per share increased 38% to $0.73 a diluted share.

In response to the company’s strong financial performance, the board increased the regular quarterly dividend by 14% to an annual rate of $0.16 per share and later declared a special or one-time dividend of $0.40 per share payable to shareholders in January 2005. Our stock price also responded well to the results by providing shareholders with a total return of 14.2% during the fiscal year.

We are pleased to report that Span-America was included for the second consecutive year in the FSB 100, a list of the fastest growing small public companies published annually by FORTUNE Small Business magazine. Span-America ranked number 68 on this year’s list based on our earnings growth, revenue growth and stock performance over the last three years.

Our improved financial results for the past year came from strong sales in our medical and custom products business units, improved manufacturing efficiencies and a continuation of good cost controls throughout the company. In addition, we recorded the company’s first sales of our proprietary Secure I.V.® safety catheter late in the third quarter of fiscal 2004.

Custom Products

Custom products sales rose 31% in fiscal 2004 to $26.5 million and was our largest segment for the first time based on revenues. The custom products business is made up of foam mattress pads and pillows for the consumer bedding market and specialty foam products for the industrial market. In 2004, all of our sales growth in the custom products segment came from consumer bedding products, which were up by 36% for the year. Sales of industrial products were down 1%, as new business just about offset business lost from customers moving their manufacturing operations outside the United States.

In the consumer market, our foam mattress pads and pillows are distributed by our partner Louisville Bedding Company under an exclusive marketing and distribution agreement. We teamed up with Louisville Bedding almost six years ago to combine Span-America’s design and manufacturing capabilities with their sales and marketing expertise to supply foam bedding products to major retailers throughout the Unites States and Canada. It has been an excellent relationship for both companies.

The company's longstanding reputation for delivering "Science, Safety, and Simplicity" in its support surfaces led healthcare providers to buy more than 50,000 prevention and treatment mattresses from Span-America in 2004.

Outstanding protection against pressure and shearing have made the Geo-Mattress® series a recognized market leader

< Therapeutic overlays and patient positioners are two product lines that benefited from substantial export sales growth in 2004.

Easy Air
Comfort Level
SPAN America

< Sales of Span-American's groundbreaking PressureGuard Easy Air® benefited from its selection by major national long term care chains as the product of choice in the crucial low air loss therapy category.

3

LATERAL ROTATION
ALTERNATING PRESSURE

The dual-modality PressureGuard® APM2 was by far the company's best selling treatment surface again in 2004. >

SECURE I.V.®

Protected short peripheral I.V. catheter

PASSIVE BLOODBORNE PATHOGEN PROTECTION VALVE
Smooth needle to catheter transition
for comfortable insertion
Polyurethane catheter
pliable and kink resistant
Smooth, flattened hub provides site stability
for simpler taping and patient comfort
LATEX
Flash Chamber
for visual confirmation of venous access
Double-locking system with audible and tactile indicators
Protective needle guard permanently disarms the needle
for protection prior to, during and after use

4

Our products are currently sold through Louisville Bedding to companies like Wal-Mart, Linens & Things, May Company, Sears, and Mervyns.

MEDICAL PRODUCTS

Our medical business posted strong results in fiscal 2004. Medical sales increased 9% during the year to $23.3 million compared with $21.3 million last year. The company’s medical products are sold into all parts of the health care market, including long-term care facilities, home care dealers and acute care hospitals. Most of the growth in the medical business during 2004 came from our PressureGuard® and Geo-Mattress® lines of therapeutic mattresses, particularly our new PressureGuard “Deuce Deluxe”, which has been one of our fastest growing new products. Total mattress sales were up 17% for the year. These products have proven to be highly cost effective for customers while delivering excellent clinical results. They are an attractive alternative to expensive rental beds. Mattress sales growth was about evenly split between powered surfaces like the PressureGuard APM2® and Easy Air® and non-powered surfaces like the PressureGuard CFT® and the Geo-Mattress Wings® products. We have an excellent lineup of mattress products, and we plan to expand that offering in the coming year.

In other medical product lines, sales of our Span-Aids® patient positioners increased by 4%, seating products grew by 9%, Selan® skin care products were up by 5%, and mattress overlays declined by 3%. The decline in overlays continues the long-term trend of customers switching from overlays to replacement mattresses. The medical business remains the most profitable part of the company and our primary strategic focus.

SAFETY CATHETERS

Our newest business unit is the safety catheter segment that we entered in July 2002 through the acquisition of patents and production equipment for the Secure I.V. ® product line. The Secure I.V. is a safety catheter that has the unique feature of a patented valve that eliminates the flow of blood back through the catheter as it is inserted into the vein. This allows for bloodless intravenous catheter insertions without vein occlusion, giving health care workers maximum protection from blood exposure.

During fiscal 2004, we successfully scaled up from prototype to semi-automated production and completed initial validation of the six standard sizes of Secure I.V. Although the development phase took much longer than we expected, our focus was on quality, cost, product features and process design rather than speed to market.

We made our first market test shipments of Secure I.V. in the third quarter and recorded total sales of $59,000 in fiscal 2004. With the majority of the development work now behind us, we can turn our attention to design enhancements, sales, marketing, and manufacturing cost reduction in the coming year. We expect to improve our Secure I.V. sales performance in fiscal 2005.

FINANCIAL RESULTS

Our financial performance in fiscal 2004 was excellent by most measures. Total sales were up 20% to $49.9 million, while operating profit rose 60% to $2.3 million. Net income increased 42% to $2.0 million, and earnings per diluted share climbed 38% to 73 cents. Cash flow from operations increased 145% to $2.8 million. These results were driven by higher sales levels, improvements in our manufacturing processes and the continuation of good cost controls throughout the business.

The company’s gross profit was up 14% to $12.7 million mainly because of the higher sales volume. In addition to the higher sales levels, we improved several of our key manufacturing processes to make them faster and more efficient. This helped lower the labor costs on some of our products – an important improvement since many of our high volume consumer products have thin profit margins. Our gross margin declined slightly for the year to 25.4% because lower margin consumer products grew faster than higher margin medical products. The gross margin for 2004 was also affected by new depreciation expense on Secure I.V. production equipment.

Operating profit jumped 60% for the year to $2.3 million. The increase resulted from the combination of 20% sales growth with only a 7% growth in operating expenses. Selling and marketing expenses were up by 7% to $6.9 million for the year due to higher costs in the medical segment for shipping, trade shows and advertising, and for a special promotion program in the custom products segment. R&D expenses rose 23% to $686,000 as a result of new product development efforts about evenly divided between the medical and safety catheter segments. Administrative expenses increased 3% to $2.8 million as higher insurance and compensation expense was offset to a large extent by lower professional fees and lower bad debt expense.

Non-operating income dropped by 5% during the year to $639,000 because of lower interest and royalty income. The reduction in interest income was caused by a lower average level of marketable securities during the year and lower interest rates during the first three quarters of fiscal 2004. Span-America receives a royalty on the Safety-Lok® syringe licensed to Becton, Dickinson and Company. Royalty income for 2004 was down 9% to $545,000 due to lower sales of the syringe. The royalty agreement expires in December 2005, and we do not expect to receive any further royalty payments after that time.

The company’s balance sheet remained particularly sound and liquid in 2004. Our unusually strong growth in operating cash flow allowed us to finish the year with slightly more cash and securities than last year in spite of higher capital expenditures during the year. We did a good job managing working capital needs with relatively small increases in accounts receivable and inventory. Our collection time improved, and inventory turnover increased to 14.2 times, our best performance in many years. Capital expenditures were $2.0 million and were mostly related to new production equipment for the Secure I.V. product line. We finished the year with total shareholders equity of $20.4 million, up 10% from 2003.

FUTURE OUTLOOK

It is always a challenge to follow an excellent year like 2004 but we believe Span-America has many opportunities for continued growth in fiscal 2005. We expect the medical business to grow again next year at approximately the same rate achieved in 2004. As in the last several years, we expect the growth to come mostly from our mattress product lines. We are planning to add a number of new features to our existing medical products as well as a new mattress introduction in fiscal 2005. In addition, we look forward to working with Hill-Rom under a new license agreement that allows us to develop and manufacture private-label mattresses for some of their bed systems. We are pleased to be partnered with Hill-Rom and believe this will strengthen Span-America’s presence in the acute care market.

In the custom products segment, we do not expect to repeat our 2004 performance of 31% sales growth. A large part of last year’s growth came from new programs through Louisville Bedding to Wal-Mart. Selling to the world’s largest retailer is always a highly competitive and volatile process. We therefore think it is likely that custom products sales will be down slightly in 2005 from last year’s record levels. However, we will continue to look for growth opportunities in the retail bedding market. We work closely with Louisville Bedding on an ongoing basis to design new products, packaging and programs that provide fresh offerings to our retail customers and prospects. The consumer bedding market is large and growing, and we expect our custom products business to continue to grow over the long term.

Results in the new safety catheter segment are the most difficult to predict. In 2004, we completed the installation of a new production line and the initial validation process and made our first shipments of Secure I.V. This year our focus will shift from development and manufacturing to sales, marketing, distribution, and product cost reduction. We expect to make several design enhancements to the product line in early fiscal 2005 then increase production speed later in the year. So far, customer reaction to the concept of a bloodless start without vein occlusion has been very positive. We are currently scheduling product evaluations to gain customer feedback and gauge the success of Secure I.V. We will update you on our progress as we receive new information from the market. We continue to believe that Secure I.V. has excellent potential as a new product line for Span-America. However, we do not expect the

DreamFoam™
SmartFoam® Body Pillow
Visco-elastic
SmartFoam®

Span-America markets its consumer mattress pads and pillows to retailers through Louisville Bedding Company, our exclusive distributor for consumer products.

safety catheter segment to be profitable in fiscal 2005. We believe the operating loss for the segment in the coming year will be similar to that of 2004.

To support future growth, we recently completed preliminary work on plans to expand our manufacturing plant in Greenville, S.C. We plan to add 60,000 square feet of manufacturing and storage space to our existing 120,000 square foot facility. The addition will cost about $2.6 million and should be completed by September 2005. We believe the needed space and capacity will allow us to improve efficiencies in several of our production areas, add equipment that will lower our material costs, and consolidate leased space currently in an offsite building.

Overall, we are extremely pleased with Span-America’s results in fiscal 2004. It was a record year in many respects. We believe fiscal 2005 will be a more challenging year, but we expect continued growth in the company’s sales and earnings. We are well positioned in growing markets with a broad product line, strong distribution and customer relationships, top flight manufacturing capabilities, excellent people, and solid financial resources. Our goal is to combine these strengths and others to significantly increase the value of Span-America over time. We look forward to reporting to you on our progress.

Sincerely,
James D. Ferguson	Thomas D. Henrion
President and CEO	Chairman

Selected Financial Information

Five-Year Financial Summary
(Amounts in thousands, except per share and employee data)

	2004	2003	2002	2001	2000

For the year:
Net sales	$49,929	$41,575	$33,536	$29,075	$26,568
Gross profit	12,691	11,134	10,175	8,910	7,621
Operating income	2,308	1,440	1,717	1,297	902
Net income	1,985	1,399	1,658	1,260	971
Cash flow from operations	2,812	1,147	1,486	2,362	1,483
Capital expenditures	1,997	1,647	559	461	413

Per share:
Net income:
Basic	$0.77	$0.55	$0.66	$0.50	$0.39
Diluted	0.73	0.53	0.64	0.50	0.39
Cash dividends declared	0.145	0.14	0.12	0.12	0.11

At end of year:
Working capital	11,623	10,814	11,058	9,844	8,671
Property and equipment - net	6,185	4,817	3,632	3,425	3,346
Total assets	26,915	23,991	21,906	20,185	19,161
Shareholders' equity	20,419	18,525	17,394	15,928	14,904
Book value per share	7.88	7.26	6.85	6.33	5.95
Number of employees	303	299	254	228	216

Key ratios:
Current ratio	3.4	3.6	4.4	4.2	3.8
Return on net sales	4.0%	3.4%	4.9%	4.3%	3.7%
Return on average
shareholders' equity	10.2%	7.8%	9.9%	8.2%	6.7%
Return on average total assets	7.8%	6.1%	7.9%	6.4%	5.3%

Quarterly Financial Data

(Unaudited) (Amounts in thousands, except per share data)

	First	Second	Third	Fourth	Year

For Fiscal 2004
Net sales	$11,508	$12,869	$11,901	$13,651	$49,929
Gross profit	2,902	3,378	2,992	3,419	12,691
Operating income	490	599	535	684	2,308
Net income	422	498	470	595	1,985
Earnings per share
Basic	0.16	0.19	0.18	0.23	0.77
Diluted	0.16	0.18	0.17	0.22	0.73
Stock price data
High	13.72	14.97	13.99	13.68	14.97
Low	9.21	12.41	11.15	10.30	9.21

For Fiscal 2003
Net sales	$7,892	$10,839	$10,609	$12,235	$41,575
Gross profit	2,506	2,633	2,907	3,088	11,134
Operating income	316	177	442	505	1,440
Net income	333	226	392	448	1,399
Earnings per share
Basic	0.13	0.09	0.15	0.18	0.55
Diluted	0.13	0.09	0.15	0.17	0.53
Stock price data
High	8.08	8.29	10.03	12.32	12.32
Low	6.53	7.21	7.86	8.50	6.53

Span-America's common stock trades on The Nasdaq Stock Market® under the symbol SPAN. As of October 2, 2004, there were 2,592,218 common shares outstanding. As of December 2, 2004, there were 251 shareholders of record and approximately 1,130 beneficial shareholders. The closing price of Span-America's stock on December 3, 2004 was $11.68.

The Company has paid a regular quarterly cash dividend since January 1990. In April 2000, the Board of Directors increased the quarterly dividend to $0.03 per share from $0.025 per share. In October 2002, the Board increased the quarterly dividend to $0.035 per share from $0.03 per share. In July 2004, the Board increased the quarterly dividend to $0.04 per share from $0.035 per share. In December 2004, the Board declared a special cash dividend of $0.40 per share payable on January 12, 2005 to all shareholders of record on December 22, 2004. Future dividend payments will depend upon the Company's earnings and liquidity position.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

FORWARD-LOOKING STATEMENTS
The statements contained in “Results of Operations” and “Liquidity and Capital Resources” which are not historical facts are forward-looking statements that involve risks and uncertainties. Management wishes to caution the reader that these forward-looking statements, such as the Company’s expectations for future sales increases or expense changes compared with previous periods, are only predictions. Actual events or results may differ materially as a result of risks and uncertainties facing the Company, including (a) the loss of a major distributor of the Company’s medical or custom products, (b) the inability to achieve anticipated sales volumes of medical or custom products, (c) raw material cost increases, (d) the degree of success achieved in manufacturing and selling the Secure I.V. safety catheter product line, (e) potential problems arising from having a sole source contract manufacturer for the Secure I.V. product line (f) the potential for lost sales due to competition from low-cost foreign imports, (g) changes in relationships with large customers, (h) the impact of competitive products and pricing, (i) government reimbursement changes in the medical market, (j) FDA regulation of medical device manufacturing, and other risks referenced in the Company’s Securities and Exchange Commission filings. The Company disclaims any obligation to update any forward-looking statement whether as a result of new information, future events or otherwise.

RESULTS OF OPERATIONS FISCAL 2004 VS. 2003

SUMMARY
Net sales in fiscal 2004 increased 20% to $49.9 million compared with $41.6 million in fiscal 2003. The increase was the result of sales growth in the Company’s custom products and medical business segments. Custom products sales were up 31% to $26.5 million. Sales in the medical segment rose by 9% to $23.3 million.

Net income increased 42% in fiscal 2004 to $2.0 million, or $0.73 per diluted share, compared with $1.4 million, or $0.53 per diluted share, in fiscal 2003. The Company’s increase in earnings resulted from higher sales volume, lower labor costs from manufacturing process improvements, and slower growth in selling and administrative expenses.

SALES
Sales in the custom products segment rose 31% during fiscal 2004 to $26.5 million from $20.2 million in fiscal 2003. The custom products segment consists of consumer bedding products and specialty foam products for the industrial market. Most of the 2004 sales increase in the custom products segment was due to higher unit volumes of pillows and Geo-Systems™ mattress pads sold to Wal-Mart and other major retailers through Louisville Bedding Company, our exclusive distributor for consumer foam products. Louisville Bedding is a leading manufacturer and distributor of bedding products in North America. Sales of consumer bedding products increased 36% in 2004 to $23.6 million. In the other part of the custom products segment, industrial sales declined by 1% to $2.9 million. The industrial sales decline was caused by the loss of business as some customers moved their manufacturing operations outside the United States. We believe that sales in the custom products segment in fiscal 2005 will be slightly lower than those of fiscal 2004 because of increased competition in the consumer bedding market.

Sales in the Company’s medical segment rose 9% to $23.3 million in fiscal 2004 compared with $21.3 million the previous year. The medical sales growth was led by our PressureGuard® and Geo-Mattress® therapeutic mattresses which increased by 17% over 2003 levels. Most of the mattress growth came from the Company’s PressureGuard® APM2®, CFT® and Geo-Mattress Wings® products. In other medical product lines, sales of patient positioners increased by 4%, seating products increased 9%, and Selan® skin care products rose by 5%. Sales of overlays were down by 3%, continuing a long-term trend of customers switching to replacement mattresses from mattress overlays. We expect that total medical sales will increase during fiscal 2005.

In the safety catheter segment, sales were $59,000 as we recorded the first shipments of the new Secure I.V. ® product line in the third and fourth quarters of fiscal 2004. We expect sales of Secure I.V. to increase in fiscal 2005, but the rate of increase is difficult to accurately predict because it will depend on manufacturing speed and reliability, selling price, and the market’s acceptance of this new product. We plan to make several design enhancements to the product in early fiscal 2005 which will result in a slight production delay and a temporary increase in manufacturing costs. We continue to be optimistic about the future prospects for the safety catheter segment, but we do not expect the segment to be profitable in fiscal 2005. We believe the operating loss for the segment in fiscal 2005 will be similar to that of fiscal 2004.

GROSS PROFIT
The Company’s gross profit level increased by 14% to $12.7 million during fiscal 2004 from $11.1 million in fiscal 2003. The increase in gross profit level was due to higher sales volume and improved labor efficiencies. The gross profit margin percentage declined to 25.4% for fiscal year 2004 compared with 26.8% for fiscal 2003. The decline in gross margin percentage resulted from higher sales of consumer products in 2004 compared with 2003 as they carry lower margins than most of the Company's medical products. The medical segment typically has a higher gross margin than the custom products segment because many of the Company’s medical products are patented and proprietary. The gross margin percentage in 2004 was also lowered slightly by new depreciation expense for Secure I.V. production equipment. We expect the gross margin percentage during fiscal 2005 to be slightly higher than that of fiscal 2004.

SELLING, R&D AND ADMINISTRATIVE EXPENSES
Sales and marketing expenses increased 7% to $6.9 million, or 13.9% of sales, in fiscal 2004 compared with $6.5 million, or 15.5% of sales, in fiscal 2003. Most of the increase occurred in the medical segment and was due to higher expenditures for shipping, incentive compensation, advertising and trade shows. In addition, marketing expense in the custom products segment increased in 2004 due to a special promotion program for consumer bedding products. Sales and marketing expenses declined as a percent of sales because most of our sales growth for fiscal 2004 came from the custom products segment, which has much lower selling and marketing expenses than the medical segment. Management expects total sales and marketing expenses for fiscal 2005 to increase over 2004 levels.

Total research and development expenses increased 23% to $686,000 in fiscal 2004 compared with $556,000 in fiscal 2003. The increase was nearly evenly divided between the medical and safety catheter segments and stemmed from new product development efforts in both segments. R&D expense for the safety catheter segment in fiscal 2004 increased 21% to $364,000 compared with $301,000 last year. Management expects that sales of Secure I.V. during 2005 will only partially offset higher marketing and development expenses related to the product line’s introduction during the period. The Company considers safety catheters to be a separate reportable segment based on product type and distribution channels. See Note 17 in Notes to Financial Statements for additional information on the safety catheter segment. We expect that total research and development expenses in fiscal 2005 will be higher than those of 2004 because of ongoing product development efforts.

General and administrative expenses increased 3% to $2.8 million in fiscal 2004 from $2.7 million in 2003 due to higher property and casualty insurance costs and incentive compensation expense which was partly offset by lower professional fees and lower bad debt expense. General and administrative expenses for 2005 are expected to be higher than 2004 levels.

NON-OPERATING INCOME AND DIVIDENDS
Investment income increased by 21% to $102,000 in fiscal 2004 compared with $84,000 in fiscal 2003. The increase was the result of a $39,000 pre-tax gain on the sale of Prudential Financial common stock received through Prudential’s demutualization process. The gain was partially offset by a decline in investment income, which was the result of lower interest rates and a lower average balance of marketable securities in fiscal 2004.

Royalty income decreased 9% to $545,000 in fiscal 2004 compared with $598,000 in fiscal 2003 as a result of lower sales volume of the Safety-Lok® shielded syringe product licensed to Becton Dickinson and Company (BD). The Company’s license agreement with BD will expire in December 2005, and no further royalty income will be received after the expiration date.

Other income for 2004 also includes a $12,000 loss on the retirement of certain equipment. Management expects total non-operating income for fiscal 2005 to be lower than 2004 levels.

During fiscal 2004, the Company paid dividends of $374,000, or 19% of net income, for the year. This amount represented three quarterly dividends of $0.035 per share and one of $0.040 per share.

RESULTS OF OPERATIONS FISCAL 2003 VS. 2002

SUMMARY
Net sales in fiscal 2003 increased 24% to $41.6 million compared with $33.5 million in fiscal 2002. The increase was the result of sales growth in the Company’s custom products and medical business segments. Custom products sales rose 46% to $20.2 million. Medical segment sales increased 8% to $21.3 million.

Net income declined 16% in fiscal 2003 to $1.40 million, or $0.53 per diluted share, compared with $1.66 million or $0.64 per diluted share, in fiscal 2002. The Company’s decrease in earnings resulted from higher raw material costs, expenses associated with the development of the new Secure I.V. ® safety catheter, increased professional fees, and two non-recurring income items included in fiscal 2002 results.

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

GROSS PROFIT
The Company’s gross profit increased by 9% to $11.1 million during fiscal 2003 from $10.2 million in fiscal 2002. The increase in gross profit level was primarily the result of higher sales volume during the year. The gross profit margin percentage declined to 26.8% for fiscal year 2003 compared with 30.3% for fiscal 2002. The decline in gross margin percentage resulted from raw material cost increases due to higher prices on foam (our largest volume raw material). The Company received three price increases on foam raw material during fiscal 2003 and was partially successful at passing these higher costs along to customers. Higher sales of consumer products in 2003 compared with 2002 also reduced margins since they carry lower margins than those associated with the Company's medical business. The medical segment typically has a higher gross margin than the custom products segment because many of the Company’s medical products are patented and proprietary.

SELLING, R&D AND ADMINISTRATIVE EXPENSES
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

Research and development expenses increased 61% to $556,000 in fiscal 2003 compared with $346,000 in fiscal 2002. The increase was primarily due to $301,000 of design and development costs associated with the Secure I.V. product line. The Company considers safety catheters to be a separate reportable segment based on product type and distribution channels. See Note 17 in Notes to Financial Statements for additional information on the safety catheter segment.

General and administrative expenses increased 21% to $2.7 million in fiscal 2003 from $2.2 million in 2002. The Company incurred costs of approximately $286,000 in fiscal 2003 for professional fees and other expenses related to the renewal of the Company’s Shareholder Rights Plan, which was set to expire in 2003, and the proposed tender offer and subsequent lawsuit by Mr. Jerry Zucker as discussed below. Another factor affecting the increase was the receipt in the fourth quarter of fiscal 2002 of proceeds from the settlement of a patent infringement lawsuit, which reduced fiscal 2002 administrative expenses. Higher property and casualty insurance costs in 2003 were partially offset by increased income on company-owned life insurance policies. Professional fees and other expenses associated with Secure I.V. added $110,000 to general and administrative expenses in fiscal 2003.

As noted above, Mr. Jerry Zucker filed suit against the Company on July 17, 2003 challenging certain aspects of the Company’s Shareholder Rights Plan (“the Plan”). In his suit, Mr. Zucker sought to have certain provisions of the Plan held unenforceable and an injunction precluding the Company from interpreting the Plan to restrict certain actions that he might take in the future. Both a committee of independent directors and the full board of directors had previously concluded that the Plan was in the best interests of the Company and its shareholders. The Plan was designed to help ensure that the Company’s shareholders receive fair treatment in the event of an unsolicited attempt to gain control of the Company and to discourage certain coercive takeover tactics. The Plan was not designed to deter a proxy contest or fair offer for the whole Company. In November 2003, Mr. Zucker and the Company reached a settlement agreement whereby Mr. Zucker agreed to dismiss his lawsuit without prejudice in exchange for the Company’s agreement to delete certain language in the definition of “Person” contained in the shareholder rights agreement. The Company believes removal of the language clarifies the scope of the definition of “Person” but will not significantly change the protections afforded the Company and its shareholders by the shareholder rights agreement.

NON-OPERATING INCOME AND DIVIDENDS
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

Other income for 2003 includes a $11,000 loss on the retirement of certain equipment. Other income for fiscal 2002 included a one-time pretax gain of $84,000 ($55,000 or 2 cents a share after taxes) as a result of common stock received through the demutualization of Prudential Insurance Company.

During fiscal 2003, the Company paid dividends of $356,000, or 25% of net income, for the year. This amount represented four quarterly dividends of $0.035 per share.

LIQUIDITY AND CAPITAL RESOURCES
The Company generated cash from operations of approximately $2.8 million during fiscal 2004, representing an increase of $1.7 million (145%) compared with cash flow of $1.1 million in fiscal 2003. The increase in cash flow resulted primarily from higher net income in 2004 and smaller increases in accounts receivable and inventory levels compared with the previous year.

Working capital increased by $809,000, or 7%, to $11.6 million during fiscal 2004. The higher level of working capital was the result of increases in accounts receivable, marketable securities and prepaid expenses. The Company's current ratio decreased to 3.4 at October 2, 2004 from 3.6 at fiscal year end 2003.

Accounts receivable, net of allowances, increased 8% to $6.4 million at the end of fiscal 2004 compared with $5.9 million at the end of fiscal 2003. The majority of the increase resulted from higher consumer products sales particularly near the end of fiscal 2004 compared with the same period in fiscal 2003. In spite of the increase in accounts receivable, the days sales outstanding, calculated using a monthly average for accounts receivable over the entire year, improved to 43 days in 2004 compared with 45 days in 2003. All of the Company's accounts receivable are unsecured.

Inventory, net of reserves, increased 7% to $2.7 million at October 2, 2004 compared with $2.5 million at September 27, 2003. Inventory turns for fiscal 2004 improved to 14.2 times from 13.5 times in fiscal 2003. Management expects inventory levels in fiscal 2005 to be higher than those of fiscal 2004 due to an anticipated increase in Secure I.V. inventory.

Net property and equipment increased by 28% during fiscal 2004. The change resulted primarily from the combination of regular depreciation expense and equipment purchases of $2.0 million predominately in the Secure I.V. segment. We expect capital expenditures in fiscal 2005 to be greater than fiscal 2004 primarily because of the planned expansion of the Company’s Greenville S.C. manufacturing plant at an estimated cost of approximately $2.6 million. The expansion will add 60,000 square feet of manufacturing and storage space to the Company’s existing 120,000 square foot facility. It is expected to be completed by September 2005 at which time the Company will discontinue its lease of 22,000 square feet of off site warehouse space.

From time to time, the Company purchases forward contracts for foreign currency to lock in exchange rates for future payments on manufacturing equipment ordered by the Company. The foreign exchange contracts are used to eliminate foreign currency fluctuations during the six to nine month period between the date the order is placed and the date of final payment. Realized gains and losses, if any, are included in the cost of the related equipment. Unrealized gains and losses on open contracts are not material to the Company’s results of operations or financial condition. The Company held no forward contracts as of October 2, 2004.

The Company’s trade accounts payable increased 4% in fiscal 2004 to $2.6 million. The increase in payables was the result of normal monthly fluctuations. Accrued and sundry liabilities increased by 29% during the year to $2.2 million compared with $1.7 million last year. The increase was due to higher accruals for incentive compensation, income taxes, and warranty reserve.

In December 2004, the Company declared a special cash dividend of $0.40 per share payable on January 12, 2005 to shareholders of record on December 22, 2004.

Management believes that funds on hand and funds generated from operations are adequate to finance operations and expected capital requirements during fiscal 2005.

OFF-BALANCE-SHEET ARRANGEMENTS The Company has no off-balance-sheet arrangements.

CONTRACTUAL OBLIGATIONS
The following table summarizes the Company’s significant contractual obligations and commercial commitments at October 2, 2004 and the future periods in which such obligations are expected to be settled in cash. For additional information regarding these obligations see the referenced footnotes to audited financial statements on pages 25 and 30.

		Less			More
Contractual Obligations		than 1	1-3	3-5	than 5
(in thousands of dollars)	Total	year	years	years	years

Operating leases - Note 18	$623	$315	$308
Purchase obligations - Notes 19 and 20	3,214	3,214
Safety catheter inventory - Note 20	436	436
Special dividend - Note 20	1,038	1,038
Deferred compensation - Note 10	1,013	114	227	$227	$445

Total contractual obligations	$6,324	$5,117	$535	$227	$445

IMPACT OF INFLATION AND COST OF RAW MATERIALS
Higher inflation rates could impact the Company through higher raw material and labor costs. The Company's profit margin could be adversely affected to the extent that we are unable to pass cost increases along to our customers due to competitive conditions. Management considers it likely that foam raw material costs will increase during fiscal 2005. We will attempt to recover cost increases by sales prices increases and expense reductions. However, there can be no assurance that we will be able to offset expected raw material cost increases.

MARKET RISK
The Company is exposed to market risk in two areas: short-term investments and cash value of life insurance. As of October 2, 2004, the Company had short-term investments of $4.7 million which were classified as available for sale. These short-term investments consist primarily of high quality and highly liquid corporate commercial paper and bonds known as “variable rate demand notes” or “low floaters.” The bonds are issued by municipalities or companies and are backed by letters of credit from federally insured banks. The bonds carry the credit rating of the underlying bank and are therefore highly rated. The interest rate on the bonds is a floating rate which is reset weekly by the re-marketing agent based on market rates for comparable securities. The bonds can be liquidated by the Company at any time with seven days notice. Using the level of securities available for sale at fiscal year end 2004, a 100 basis point increase or decrease in interest rates for one year would increase or decrease after-tax earnings by approximately $47,000.

In addition, the Company’s other assets at October 2, 2004 include $1.6 million in cash value of life insurance, which is subject to market risk related to equity pricing and interest rate changes. The cash value is generated from life insurance policies which are being used as the funding vehicle for a retirement program for the Company’s founder and former chairman. The cash value is invested in a combination of fixed income life insurance contracts and a portfolio of mutual funds managed by an insurance company. The fixed income contracts are similar to fixed income bond funds and are therefore subject to interest rate and company risk. The mutual fund portfolios invest in common stocks and bonds in accordance with their individual investment objectives. These portfolios are exposed to stock market and interest rate risk similar to comparable mutual funds. Management believes that substantial fluctuations in equity markets and interest rates and the resulting changes in cash value of life insurance would not have a material adverse effect on the financial position of the Company. During the fiscal year ended October 2, 2004, the Company’s cash value of life insurance increased by 8.3%, creating income of approximately $112,000.

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

Allowance for Doubtful Accounts
Credit evaluations are undertaken to set credit limits for all customers. On a quarterly basis, we evaluate past due items in the accounts receivable listing and provide what we estimate to be adequate reserves for doubtful accounts. Customer economic conditions may change and increase the risk of collectibility and may require additional provisions which would negatively impact our operating results. As of October 2, 2004, our provision for doubtful accounts represented approximately 5% of total accounts receivable, or $323,000.

Inventories
We regularly review inventory quantities on hand and adjust for excess and obsolete inventory based primarily on historical usage rates and our estimated forecast of product demand and production. Actual demand may differ from our estimate, in which case we may have understated or overstated the provision required for obsolete and excess inventory, which would have an impact on our operating results. As of October 2, 2004, our provision for excess and obsolete inventory represented approximately 3.4% of total inventories, or $95,000.

The Company had no inventory of the Secure I.V. product line at fiscal year end 2004. However, we expect to begin carrying Secure I.V. inventory in fiscal year 2005 with initial raw material purchases of approximately $436,000. Since we have limited sales and production history for this new product line, our future estimates for Secure I.V. inventory reserves could be more volatile than those in our medical and custom products segments.

Warranty Obligations
We warrant certain of our products for a specific period of time against manufacturing or performance defects. We provide for the estimated future cost of warranty obligations in cost of goods sold when the related revenue is recognized. The accrued warranty cost represents our best estimate at the time of sale of the total cost that we will incur to repair or replace covered products or parts. The amount of accrued estimated warranty cost is primarily based on historical experience as well as current information on repair costs. Actual warranty cost could differ from the estimated amounts. On a quarterly basis, we review the accrued balances and update the historical warranty cost trends. If we were required to accrue additional warranty cost in the future, it would negatively affect operating results. Our actual warranty expense was $157,000 in fiscal 2004 and $131,000 in fiscal 2003. See Notes 7 and 8 in the Notes to Financial Statements for more information on product warranties.

Impairment of Goodwill
As required by SFAS No. 142, we evaluate goodwill in our medical business unit for impairment at least annually or sooner if events occur or circumstances change that could reduce the fair value of our medical business unit. For fiscal year end 2004, we determined that the fair value of the medical business unit exceeded its carrying value and thus no impairment charge was required. In assessing the value of goodwill, we must make assumptions regarding estimated future cash flows and other factors to determine the fair value of the medical business unit. If these estimates or their related assumptions change in the future, we may be required to record impairment charges which would negatively impact operating results. As of October 2, 2004, the carrying value of goodwill was $1.9 million.

Impairment of Long-Lived Assets
As required by SFAS No. 144 we evaluate long-lived assets for potential impairment whenever events occur or circumstances indicate that the carrying amount of the assets may not be recoverable. The carrying amount of a long-lived asset is not recoverable if it exceeds the sum of the undiscounted cash flows expected to result from the use and eventual disposition of the asset. If the carrying amount of a long-lived asset is not recoverable and is greater than its fair value, the asset is impaired and an impairment loss must be recognized. To date the Company has had no indicators of impairment for long-lived assets. However, the Company’s investment in the safety catheter business unit raises the likelihood of a future impairment loss because the new business unit has little sales and production history and is still in a development phase. Management does not currently expect this segment to suffer impairment in the foreseeable future; however, there can be no assurance to this effect. If the assets associated with the safety catheter segment became impaired, the impairment loss could be up to $3.0 million as measured by the total assets of the safety catheter segment as of October 2, 2004. (See Note 17 in the Notes to Financial Statements.) If such an event occurred, the Company’s assets and operating income could be reduced by up to $3.0 million, and net income after taxes could be reduced by up to $1.9 million. The actual amount of any future impairment loss could be more or less, depending on the level of assets and the degree of impairment at the time the Company determines an impairment charge is necessary.

Present Value of Deferred Compensation
The Company is obligated to make fixed payments under a retirement agreement over the remaining life of its founder as discussed in Note 10 “Deferred Compensation” in the Notes to Financial Statements. The Company has fully accrued the present value of the expected payments due over the executive’s estimated life expectancy. In calculating this present value the Company estimated an effective long term interest rate of 8%. If actual long term interest rates declined significantly and we were required to accrue additional deferred compensation costs in the future, it would negatively affect operating results. As of October 2, 2004, the Company has recorded a deferred compensation liability of $1.0 million, including current and deferred portions. If the Company reduced the discount rate by 1%, the deferred compensation liability would be increased by $69,000 and pre-tax income would be reduced by the same amount.

Statements of Income

	Years Ended

	October 2,	September 27,	September 28,
	2004	2003	2002

Net sales	$49,929,129	$41,574,603	$33,535,640
Cost of goods sold	37,238,586	30,440,681	23,360,403

Gross profit	12,690,543	11,133,922	10,175,237

Selling and marketing expenses	6,924,720	6,455,468	5,895,730
Research and development expenses	686,413	556,421	346,140
General and administrative expenses	2,771,205	2,682,221	2,216,275

	10,382,338	9,694,110	8,458,145

Operating income	2,308,205	1,439,812	1,717,092

Non-operating income (expense):
Investment income	101,958	84,046	99,489
Royalty income	545,072	597,687	606,846
Other	(8,326)	(7,751)	89,305

	638,704	673,982	795,640

Income before income taxes	2,946,909	2,113,794	2,512,732
Provision for income taxes (Note 12)	962,000	715,000	855,000

Net income	$1,984,909	$1,398,794	$1,657,732

Earnings per share of common stock (Note 13)
Net income:
Basic	$0.77	$0.55	$0.66
Diluted	$0.73	$0.53	$0.64

Dividends per share of common stock	$0.145	$0.14	$0.12

Weighted average shares outstanding:
Basic	2,579,451	2,544,882	2,527,416
Diluted	2,731,873	2,659,699	2,600,604

See accompanying notes.

Balance Sheets

	October 2,	September 27,
	2004	2003

ASSETS
Current assets:
Cash and cash equivalents	$1,707,598	$1,811,332
Securities available for sale (Note 2)	4,673,528	4,143,758
Accounts receivable, net of allowances of $323,000
(2004) and $340,000 (2003)	6,432,086	5,941,774
Inventories (Note 3)	2,717,573	2,539,325
Prepaid expenses and deferred income taxes	912,404	592,997

Total current assets	16,443,189	15,029,186

Property and equipment, net (Note 4)	6,184,786	4,817,450
Goodwill, net of accumulated amortization of
$1,027,765 (2004 and 2003) (Note 5)	1,924,131	1,924,131
Other assets (Note 5 and 6)	2,362,819	2,219,890

	$26,914,925	$23,990,657

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
Accounts payable	$2,570,352	$2,467,524
Accrued and sundry liabilities (Note 7)	2,249,898	1,747,385

Total current liabilities	4,820,250	4,214,909

Deferred income taxes (Note 12)	776,000	321,000
Deferred compensation (Note 10)	899,283	929,407

Commitments and contingencies (Note 19)

Shareholders' equity (Notes 11 and 13)
Common stock, no par value, 20,000,000 shares authorized; issued
and outstanding shares 2,592,218 (2004) and 2,552,154 (2003)	557,856	283,981
Additional paid-in capital	19,297	10,035
Retained earnings	19,842,239	18,231,325

Total shareholders' equity	20,419,392	18,525,341

	$26,914,925	$23,990,657

See accompanying notes.

Statements of Cash Flows

	Years Ended

	October 2,	September 27,	September 28,
	2004	2003	2002

OPERATING ACTIVITIES:
Net income	$1,984,909	$1,398,794	$1,657,732
Adjustments to reconcile net income to net
cash provided by operating activities:
Depreciation	618,559	449,844	411,898
Amortization	98,449	77,203	75,568
Income from insurance demutualization	–	–	(83,636)
Provision (recovery) for losses on accounts receivable	(6,830)	86,884	62,293
Provision for deferred income taxes	385,262	107,508	62,819
Loss on sale and disposal of property and equipment	11,596	10,864	–
(Increase) decrease in cash value of life insurance	(121,464)	(126,809)	48,648
Deferred compensation	(30,124)	(27,892)	(25,826)
Changes in operating assets and liabilities:
Accounts receivable	(486,888)	(1,076,820)	(994,304)
Inventory	(178,248)	(580,937)	144,774
Prepaid expenses and other assets	(80,334)	(123,123)	(48,285)
Accounts payable and accrued expenses	616,651	951,487	174,515

Net cash provided by operating activities	2,811,538	1,147,003	1,486,196

INVESTING ACTIVITIES:
Purchase of Secure I.V. assets	–	–	(339,524)
Purchases of marketable securities	(1,800,000)	–	(2,400,000)
Proceeds from sales of marketable securities	1,273,636	1,705,000	2,100,000
Purchases of property and equipment	(1,997,491)	(1,647,291)	(558,516)
Proceeds from sale of property and equipment	–	1,000	–
Payments for other assets	(165,237)	(147,586)	(20,870)

Net cash used for investing activities	(2,689,092)	(88,877)	(1,218,910)

FINANCING ACTIVITIES:
Dividends paid	(373,995)	(356,268)	(303,393)
Common stock issued upon exercise of options	147,815	14,175	57,015

Net cash used for financing activities	(226,180)	(342,093)	(246,378)

(Decrease) Increase in cash and cash equivalents	(103,734)	716,033	20,908
Cash and cash equivalents at beginning of year	1,811,332	1,095,299	1,074,391

Cash and cash equivalents at end of year	$1,707,598	$1,811,332	$1,095,299

See accompanying notes.

Statements of Shareholders' Equity

	Common Stock		Additional
			Paid-in	Retained
	Shares	Amount	Capital	Earnings	Total

Balance at September 29, 2001	2,517,400	$91,725	$1,708	$15,834,460	$15,927,893

Net income for the 2002 fiscal year				1,657,732	1,657,732
Common stock issued to Directors	8,000	47,600			47,600
Common stock issued on
exercise of stock options	13,470	57,015			57,015
Tax benefits for stock options exercised			6,819		6,819
Cash dividends paid or declared
($0.12 per share)				(303,393)	(303,393)

Balance at September 28, 2002	2,538,870	196,340	8,527	17,188,799	17,393,666

Net income for the 2003 fiscal year				1,398,794	1,398,794
Common stock issued to Directors	8,000	64,000			64,000
Common stock issued on
exercise of stock options	5,284	23,641			23,641
Tax benefits for stock options exercised			1,508		1,508
Cash dividends paid or declared
($0.14 per share)				(356,268)	(356,268)

Balance at September 27, 2003	2,552,154	283,981	10,035	18,231,325	18,525,341

Net income for the 2004 fiscal year				1,984,909	1,984,909
Common stock issued to Directors	8,500	114,750			114,750
Common stock issued on
exercise of stock options	31,564	159,125			159,125
Tax benefits for stock options exercised			9,262		9,262
Cash dividends paid or declared
($0.145 per share)				(373,995)	(373,995)

Balance at October 2, 2004	2,592,218	$557,856	$19,297	$19,842,239	$20,419,392

See accompanying notes.

NOTES TO FINANCIAL STATEMENTS October 2, 2004
1. SIGNIFICANT ACCOUNTING POLICIES

DESCRIPTION OF BUSINESS
The Company manufactures and distributes replacement mattresses, mattress overlays, patient positioners, seating cushions, and skin care products for the medical market and pillows, mattress pads and various foam products for the custom products market throughout the United States and Canada. The Company is also in the process of developing and introducing a short peripheral intravenous catheter to the health care market in North America. The catheter product line was acquired in early development stage in 2002.

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

PROPERTY AND EQUIPMENT
Property and equipment is stated at cost. Maintenance, repairs, and minor replacements that do not improve or extend the useful lives of assets are expensed when incurred. Depreciation is computed using the straight-line method. Estimated useful lives for buildings and land improvements range from 15 to 35 years. The estimated useful lives of all other property and equipment range from 3 years to 15 years. For income tax purposes, substantially all depreciation is computed using accelerated methods.

Construction in progress is stated at cost, which includes the cost of construction and other direct costs attributable to the construction. No provision for depreciation is made on construction in progress until such time as the relevant assets are completed and put into use. Construction in progress represents a roof replacement in process at October 2, 2004 and machinery under assembly and installation at September 27, 2003. (See Note 4.)

INTANGIBLES
Intangible assets are amortized using the straight-line method. Costs of patents are amortized over periods ranging from 10 to 17 years, and trademarks are amortized over periods of 5 or 10 years. Goodwill, costs in excess of the fair value of net assets, acquired from two separate acquisitions, is accounted for under Statement of Financial Accounting Standards (SFAS) No. 142, "Goodwill and Other Intangible Assets." See Note 5. Accumulated amortization of intangible assets at October 2, 2004 and September 27, 2003 was approximately $2,291,000 and $2,192,000, respectively. The Company reviews annually the recoverability of the carrying value of these assets in accordance with SFAS No. 142 and SFAS No. 144 “Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of." The Company also reviews long-lived assets and the related intangible assets for impairment whenever events or changes in circumstances indicate the carrying amount of such assets may not be recoverable.

REVENUE RECOGNITION
Revenue is recognized by the Company when goods are shipped and title passes to the customer. There are no customer acceptance provisions, and the right to return exists only in cases of damaged product, non-compliance with customer specifications or warranty claims.

1. SIGNIFICANT ACCOUNTING POLICIES (continued)

The Company has applied the accounting and disclosure requirements of Securities and Exchange Commission Staff Accounting Bulletin (SAB) No. 101.

ADVERTISING COSTS Advertising costs are expensed as incurred.

SHIPPING AND HANDLING COSTS
Shipping and handling costs that are not reimbursed by customers are charged to selling and marketing expenses and were approximately $1,439,000 in 2004, $1,374,000 in 2003 and $1,355,000 in 2002.

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

EARNINGS PER SHARE OF COMMON SHARE
Earnings per share of common stock are computed based on the weighted average number of shares outstanding during each period in accordance with SFAS No. 128, “Earnings Per Share.” (See Note 13).

STOCK-BASED COMPENSATION
The Company accounts for stock options under Accounting Principles Board Opinion 25, “Accounting for Stock Issued to Employees.” Accordingly, no compensation expense has been charged to operations. Had compensation expense for the plans been determined based on the fair value at the grant dates for awards under the plans consistent with the accounting method available under SFAS No. 123 “Accounting for Stock Based Compensation,” the Company's net income and net income per common share would have been reduced to the proforma amounts indicated below:

	2004	2003	2002

Net income
As reported	$1,984,909	$1,398,794	$1,657,732
Stock option expense, net of taxes	156,594	144,391	87,840

Pro forma	$1,828,315	$1,254,403	$1,569,892

Basic net income per common share
As reported	$0.77	$0.55	$0.66
Stock option expense, net of taxes	0.06	0.06	0.04

Pro forma	$0.71	$0.49	$0.62

Diluted net income per common share
As reported	$0.73	$0.53	$0.64
Stock option expense, net of taxes	0.06	0.06	0.04

Pro forma	$0.67	$0.47	$0.60

The fair value of each option grant is estimated on the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions for grants made in 2004, 2003, and 2002, respectively: risk-free interest rates of 4.14%, 3.26%, and 3.45%; dividend yields of 1.1%, 1.6%, and 1.7%; volatility factors of the expected market price of the Company's common stock of 38.9%, 38.4%, and 40.7%; and a weighted average expected life of the option of eight years for all three periods.

FISCAL YEAR
The Company’s fiscal year ends on the Saturday nearest to September 30. The 2004 year was a 53-week year while 2003 and 2002 fiscal years were 52-week years. Fiscal year 2005 will be a 52-week year.

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

RECENTLY ISSUED ACCOUNTING STANDARDS
In March 2004, the FASB issued an exposure draft on “Share-Based Payment”. The proposed statement addresses the accounting for transactions in which an enterprise receives employee services in exchange for stock options. The proposed statement would eliminate the ability to account for share-based compensation transactions using APB No. 25, “Accounting for Stock Issued to Employees”, and generally would require instead that such transactions be accounted for using a fair-value-based method. This statement would be effective for stock options issued after October 1, 2005. Retrospective application of the statement is not permitted. The adoption of this statement, if approved, could have an impact on the Company’s financial position or results of operations. See Stock-Based Compensation above.

Other accounting standards that have been issued or proposed by FASB or other standards-setting bodies that do not require adoption until a future date are not expected to have a material impact on the consolidated financial statements upon adoption.

2. SECURITIES AVAILABLE FOR SALE

Securities available for sale are carried at aggregate cost which approximates market. The Company had no unrealized holding gains or losses during fiscal years 2004, 2003 or 2002.

Securities available for sale at October 2, 2004 and September 27, 2003 consist of variable rate demand notes.

3. INVENTORIES

	2004	2003

Raw materials	$1,900,433	$1,763,001
Finished goods	817,140	776,324

	$2,717,573	$2,539,325

4. PROPERTY AND EQUIPMENT

	2004	2003

Land	$317,343	$317,343
Land improvements	246,172	246,172
Buildings	4,041,391	4,036,473
Construction in progress	130,000	1,030,932
Machinery and equipment	8,647,093	6,311,639
Furniture and fixtures	433,128	538,045
Automobiles	9,520	9,520
Leasehold improvements	12,330	11,345

	13,836,977	12,501,469
Less accumulated depreciation	7,652,191	7,684,019

	$6,184,786	$4,817,450

5. GOODWILL AND OTHER INTANGIBLES

As of October 2, 2004, the Company had goodwill (net of accumulated amortization) of $1,924,131 and patents and trademarks (net of accumulated amortization) of $706,232. All goodwill is part of the medical segment. Patents and trademarks are part of the medical and safety catheter segments. The Company has re-assessed the useful lives of goodwill and patents and trademarks. Goodwill was determined to have an indefinite useful life. Amortization of goodwill ceased on September 29, 2001 as a result of the Company’s adoption of SFAS No. 142 at the beginning of fiscal year 2002. The useful lives of individual patents and trademarks were reviewed and no material changes were required. No impairment losses were recorded on the Company's intangible assets as a result of the adoption of SFAS No. 142 based on the goodwill impairment test.

Amortization expense for patents and trademarks during fiscal years 2004, 2003, and 2002 was $98,449, $77,203 and $75,568, respectively. Estimated amortization expense for the next five fiscal years is as follows:

Estimated
amortization
Fiscal years	expense

2005	$104,000
2006	82,000
2007	70,000
2008	67,000
2009	65,000

6. OTHER ASSETS

	2004	2003

Patents, net of accumulated amortization
of $1,262,781(2004) and $1,164,332 (2003)	$706,232	$639,445
Cash value of life insurance policies	1,578,469	1,457,005
Other	78,118	123,440

	$2,362,819	$2,219,890

7. ACCRUED AND SUNDRY LIABILITIES

	2004	2003

Salaries and other compensation	$1,343,908	$1,073,562
Federal and state income taxes	123,952	30,000
Payroll taxes accrued and withheld	128,926	175,789
Property taxes	129,054	117,900
Medical insurance	155,462	136,200
Warranty reserve	212,564	141,723
Customer deposits	119,326	35,551
Other	36,706	36,660

	$2,249,898	$1,747,385

8. PRODUCT WARRANTIES

The Company offers warranties of various lengths to its customers depending on the specific product sold. The Company's warranties require it to repair or replace non-performing products during the warranty period at no cost to the customer. At the time revenue is recognized for covered products, the Company records a liability for estimated costs that may be incurred under its warranties. The costs are estimated based on historical experience and any recent warranty trends that have been identified. (Although historical warranty costs have been within expectations, there can be no assurance that future warranty costs will not exceed historical amounts.) The Company periodically assesses the adequacy of its recorded liability and adjusts the balance as necessary.

Changes in the Company's product warranty liability for the years ended October 2, 2004 and September 27, 2003 are as follows:

	2004	2003

Accrued warranty liability at beginning of year	$141,723	$138,107
Increases in reserve	228,241	134,416
Expenses	(157,400)	(130,800)

Accrued warranty liability at end of year	$212,564	$141,723

9. BORROWINGS

The Company paid no interest expense during fiscal years 2004, 2003, or 2002.

10. DEFERRED COMPENSATION

The Company is obligated to make fixed payments of approximately $114,000 per year under a retirement agreement to its founder and former chief executive officer over his remaining life. The Company has fully accrued the present value of the expected payments due over the executive’s estimated life expectancy. The Company recognized expenses of approximately $83,000 in 2004, $86,000 in 2003, and $88,000 in 2002, related to this agreement. An 8% discount rate was used in measuring the present value of the Company's deferred compensation obligation.

11. SHAREHOLDERS' EQUITY

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

11. SHAREHOLDERS' EQUITY (continued)

A summary of activity under the Company's three stock option plans is as follows.

		Outstanding		Exercisable

			Weighted		Weighted
			Average		Average
	Shares	Number of	Ex. Price	Number of	Ex. Price
	Available	Shares	Per Share	Shares	Per Share

Balance at 9/29/01	190,550	264,750	$4.95	169,250	$5.16

Fiscal Year 2002

Granted	(23,000)	23,000	5.55
Exercised		(11,250)	4.35
Forfeited	3,500	(3,500)	6.67
Forfeitures terminated	(3,500)		6.67
Plan terminated	(45,600)		n/a

Balance at 9/28/02	121,950	273,000	5.01	239,400	4.99

Fiscal Year 2003

Granted	(28,250)	28,250	7.97
Exercised		(3,000)	4.73
Forfeited	3,000	(3,000)	8.38
Forfeitures terminated	(3,000)		8.38

Balance at 9/27/03	93,700	295,250	5.26	263,850	5.13

Fiscal Year 2004

Granted	(23,750)	23,750	13.58
Exercised		(29,500)	5.01
Forfeited
Forfeitures terminated

Balance at 10/2/04	69,950	289,500	$5.97	267,800	$5.70

A summary of stock options outstanding and exercisable at fiscal year end 2004 is shown below.

			Outstanding			Exercisable

					Weighted
				Weighted	Average		Weighted
				Average	Remaining		Average
			Number of	Ex. Price	Contract	Number of	Ex. Price
Ranges of Exercise Prices			Shares	Per Share	Life (yrs)	Shares	Per Share

$3.55	-	$4.91	122,000	$4.11	3.4	118,000	$4.09
5.41	-	7.97	143,750	6.28	5.3	134,550	6.22
13.58	-	13.58	23,750	13.58	9.4	15,250	13.58

$3.55	-	$13.58	289,500	$5.97	4.8	267,800	$5.70

The Board of Directors adopted a stock purchase incentive plan in February 2000. The 2000 Stock Purchase Plan was created to encourage management employees of the Company to purchase and hold the Company's common stock. Plan benefits are paid in shares of the Company's common stock. Benefits earned and accrued under the plan were $11,977 in 2004, $11,310 in 2003, and $8,217 in 2002. The Company issued stock valued at $11,310 in 2004, leaving a vested balance of $11,977 at October 2, 2004.

In March 1997 the Board of Directors approved the 1997 Long-Term Incentive Stock Option Plan for certain executives of the Company based on achievement of specified financial goals by fiscal year end 1999. As of October 2, 2004, the Company has accrued compensation expense of $24,000 related to this plan.

12. INCOME TAXES

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company’s deferred tax liabilities and assets as of October 2, 2004 and September 27, 2003 are as follows:

	2004	2003

Deferred tax liabilities:
Depreciation	$1,083,000	$641,000
Other	172,000	128,000

Total deferred tax liabilities	1,255,000	769,000

Deferred tax assets:
Deferred compensation	304,000	306,000
Accrued expenses	303,000	216,000
Intangible assets	3,000	13,000
Other	106,000	71,000

Total deferred tax assets	716,000	606,000

Net deferred tax liabilities	$539,000	$163,000

The Company made income tax payments, net of refunds, of approximately $617,000, $782,000, and $962,000, in fiscal years 2004, 2003, and 2002, respectively.

Federal and state income tax provisions consist of the following:

	2004	2003	2002

Current:
Federal	$443,000	$541,000	$720,000
State	90,000	52,000	76,000

	533,000	593,000	796,000
Deferred:
Federal	425,000	111,000	54,000
State	4,000	11,000	5,000

	429,000	122,000	59,000

Income tax expense	$962,000	$715,000	$855,000

Income tax expense differs from the amounts computed by applying the federal tax rate to income before income taxes as follows:

	2004	2003	2002

Computed tax at the statutory rate	$1,002,000	$719,000	$852,000
Increases (decreases):
State income taxes, net of federal tax benefit	62,000	42,000	54,000
Tax-exempt investment income	(18,000)	(22,000)	(31,000)
Extraterritorial income exclusion	(24,000)	(9,000)	(8,000)
Officer's life insurance	(38,000)	(43,000)	19,000
Other, net	(22,000)	28,000	(31,000)

Income tax expense	$962,000	$715,000	$855,000

13. EARNINGS PER SHARE OF COMMON STOCK

The following table sets forth the computation of basic and diluted earnings per share of common stock in accordance with SFAS No. 128.

	2004	2003	2002

Numerator for basic and diluted
earnings per share:
Net income	$1,984,909	$1,398,794	$1,657,732

Denominator:
Denominator for basic earnings per share:
Weighted average shares	2,579,451	2,544,882	2,527,416
Effect of dilutive securities:
Employee and board stock options	152,422	114,817	73,188

Denominator for diluted earnings per share:
Adjusted weighted average shares
and assumed conversions	2,731,873	2,659,699	2,600,604

Net income per share:
Basic	$0.77	$0.55	$0.66
Diluted	$0.73	$0.53	$0.64

14. EMPLOYEE BENEFITS AND INCENTIVE PLANS

The Company has an employee savings and investment plan (401(k) plan) available to employees meeting eligibility requirements. The Company matches a percentage of the employee contributions, with certain limitations. Contributions by the Company amounted to approximately $158,000, $144,000, and $118,000, for the 2004, 2003, and 2002 fiscal years, respectively.

15. RELATED-PARTY TRANSACTIONS

The Company paid approximately $138,000 in 2004, $102,000 in 2003, and $72,000 in 2002, in legal fees to a firm having a member who was also a director of the Company at the time.

16. MAJOR CUSTOMERS

The Company has a business relationship with a customer to distribute certain of its medical products to hospitals and other treatment facilities throughout the United States. Sales generated by this customer amounted to approximately 6% of total net sales in 2004, 8% in 2003, and 11% in 2002.

The Company has a business relationship with another customer to distribute certain of its consumer products. Sales to this customer amounted to 47% of net sales in 2004, 40% in 2003, and 32% in 2002.

See Note 17 for further information about sales to major customers.

17. OPERATIONS AND INDUSTRY SEGMENTS

The Company reports on three segments of business: medical, custom products, and safety catheters. However, the safety catheters segment, acquired during fiscal 2002, had no sales in fiscal 2003 or 2002 because the Secure I.V. product line was still in the development phase . This industry segment information corresponds to the markets in the United States and Canada for which the Company manufactures and distributes its polyurethane foam, packaging, and other products and therefore complies with the requirements of SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information."

The following table summarizes certain information on industry segments:

	2004	2003	2002

Net sales:
Medical	$23,339,157	$21,330,122	$19,707,865
Custom products	26,530,908	20,244,481	13,827,775
Safety catheters	59,064

Total	$49,929,129	$41,574,603	$33,535,640

Operating profit (loss):
Medical	$3,053,548	$2,469,596	$2,418,085
Custom products	637,578	254,225	645
Safety catheters	(684,421)	(504,575)	(58,954)

Total	3,006,705	2,219,246	2,359,776

Corporate expense	(698,501)	(779,433)	(642,684)
Other income	638,705	673,981	795,640

Income before income taxes	$2,946,909	$2,113,794	$2,512,732

Identifiable assets:
Medical	$8,862,678	$8,609,857	$8,977,161
Custom products	6,808,154	6,406,753	4,287,781
Safety catheters	2,996,127	1,417,980	332,865
Corporate	8,247,966	7,556,067	8,308,046

	$26,914,925	$23,990,657	$21,905,853

Depreciation and amortization expenses:
Medical	$230,407	$229,209	$266,995
Custom products	283,019	251,150	212,930
Safety catheters	202,682	45,805	6,659
Corporate	900	883	882

	$717,008	$527,047	$487,466

Capital expenditures:
Medical	$189,303	$302,546	$326,313
Custom products	198,290	312,102	232,203
Safety catheters	1,609,898	1,032,643

	$1,997,491	$1,647,291	$558,516

Total sales by industry segment include sales from unaffiliated customers as reported in the Company's statements of income. In calculating operating profit, non-allocable general corporate expenses, interest expense, other income, and income taxes are not included, but certain corporate operating expenses incurred for the benefit of all segments are included on an allocated basis.

17. OPERATIONS AND INDUSTRY SEGMENTS (continued)

Identifiable assets are those assets that are used in the operations of each segment on an allocated basis. Amounts shown for corporate assets consist primarily of cash, marketable securities, and cash surrender value of life insurance.

The Company has several customers whose sales represent significant portions of sales in their respective business segments. In the medical segment, sales to our top four distributors represented 52% net medical sales in 2004, 52% in 2003 and 49% in 2002. In the custom products segment, sales to one customer accounted for 89% of net custom products sales in 2004, 82% in 2003, and 77% in 2002.

Export sales, primarily to Canada, were approximately $2,988,000 in 2004, $2,174,000 in 2003 and $1,063,000 in 2002.

18. OPERATING LEASES

The Company leases truck equipment in South Carolina and manufacturing facilities in South Carolina and California. All of the leases require the Company to pay certain insurance and maintenance costs.

Rental expense for all operating leases was $339,000 in 2004, $299,000 in 2003, and $255,000 in 2002.

Future minimum lease payments under noncancelable operating leases with initial terms of one year or more at October 2, 2004 were $315,000 for fiscal 2005, $247,000 for fiscal 2006, and $61,000 for fiscal 2007.

19. COMMITMENTS AND CONTINGENCIES

The Company is committed to purchases of $130,000 for roof replacement in fiscal year 2005.

The Company is committed to minimum purchases of $500,000 of Selan® skin care products per calendar year through 2005. For the fiscal years ended 2004, 2003 and 2002, purchases under this commitment were $635,000, $622,000, and $730,000, respectively.

From time to time the Company is a defendant in legal actions involving claims arising in the normal course of business. The Company believes that, as a result of legal defenses and insurance arrangements, none of these actions should have a material adverse effect on its operations or financial condition.

20. SUBSEQUENT EVENTS (UNAUDITED)

In December 2004, the Company signed a letter of intent with a construction company to expand the Greenville, SC plant by approximately 60,000 square feet at an estimated cost of $2.6 million. The project is expected to be financed either from the Company’s existing cash and investments or conventional bank debt.

Also in December 2004, the Company declared a special cash dividend of $0.40 per share payable on January 12, 2005 to shareholders of record on December 22, 2004.

As of December 2004, the Company was in the process of negotiating new supply terms with the contract manufacturer for its Secure I.V. product line. The new terms may require the Company to purchase raw materials inventory of approximately $436,000 in fiscal year 2005.

Report of Independent Registered Public Accounting Firm

Shareholders and Board of Directors Span-America Medical Systems, Inc. Greenville, South Carolina

We have audited the accompanying balance sheets of Span-America Medical Systems, Inc. as of October 2, 2004 and September 27, 2003 and the related statements of income, shareholders’ equity, and cash flows for each of the years in the three year period ended October 2, 2004. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the Standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Span-America Medical Systems, Inc., as of October 2, 2004 and September 27, 2003 and the results of its operations and its cash flows for each of the years in the three year period ended October 2, 2004 in conformity with accounting principles generally accepted in the United States of America.

Greenville, South Carolina November 1, 2004

DIRECTORS
Thomas D. Henrion
Chairman of the Board
President / Owner
Silver Thread Farm, LLC
La Grange, Kentucky

James D. Ferguson
President and Chief Executive Officer

Richard C. Coggins
Chief Financial Officer
Treasurer and Secretary

Robert H. Dick
President
R. H. Dick & Company
Lowell, Florida

Thomas F. Grady, Jr.
Retired Vice President
International Paper
Chapel Hill, North Carolina

Guy R. Guarch
Retired Vice President
C. R. Bard
Atlanta, Georgia

Robert B. Johnston
Vice President of Strategic Planning
The InterTech Group, Inc.
North Charleston, South Carolina

Douglas E. Kennemore, M.D.
Retired Neurosurgeon
Greenville, South Carolina

Peter S. Nyberg
President and Co-founder
21 CD, Inc.
Durham, North Carolina

OFFICERS

James D. Ferguson
President and Chief Executive Officer

Robert E. Ackley
Vice President – Custom Products

Richard C. Coggins
Chief Financial Officer
Treasurer and Secretary

James R. O'Reagan
Vice President – R & D and Engineering

Clyde A. Shew
Vice President – Medical Sales and Marketing

Wanda J. Totton
Vice President – Quality

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

GENERAL COUNSEL
Wyche, Burgess, Freeman & Parham, P.A.
P.O. Box 728
Greenville, South Carolina 29602-

AUDITORS
Elliott Davis, LLC
P.O. Box 6286
Greenville, South Carolina 29606-6286

SHAREHOLDER INQUIRIES AND
AVAILABILITY OF FORM 10-K REPORT
A copy of the Company's Annual Report on
Form 10-K for the year ended October 2, 2004 is
available without charge to shareholders upon
written request from the following:

          Secretary
          Span-America Medical Systems, Inc.
          P.O. Box 5231
          Greenville, South Carolina 29606

Span-America Medical Systems, Inc.
70 Commerce Center
Greenville, South Carolina 29615
(864) 288-8877

www.spanamerica.com